Exhibit 99.1

CRYPTOLOGIC INC.
NOTICE OF SPECIAL MEETING
OF HOLDERS OF COMMON SHARES OF CRYPTOLOGIC INC.
AND
MANAGEMENT INFORMATION CIRCULAR
RELATING TO
A PLAN OF ARRANGEMENT
INVOLVING CRYPTOLOGIC INC.,
CRYPTOLOGIC LIMITED (A GUERNSEY COMPANY),
AND AFFILIATES THEREOF
APRIL 23, 2007

APRIL 23, 2007
Dear CryptoLogic Shareholders:
You are cordially invited to attend a special meeting of the holders of the common shares (the “CryptoLogic Common Shares” or “CryptoLogic Shares”) of CryptoLogic Inc. (“CryptoLogic”) (the “Meeting”). The Meeting will be held at The Sutton Place Hotel, 955 Bay Street, Toronto, Ontario, M5S 2A2 on Thursday May 24th, 2007 at 4:30 in the afternoon (Toronto time).
At the Meeting, holders of the CryptoLogic Common Shares will be asked to approve a business reorganization to be implemented by way of an Ontario, Canada court-approved plan of arrangement (the “Arrangement”). The purpose of the Arrangement is to reconstitute CryptoLogic, an Ontario company whose head office and registered office is located in Toronto, Canada, into an indirect wholly-owned subsidiary of CryptoLogic Limited (“CryptoLogic Ireland”), a company incorporated with limited liability under the laws of Guernsey and subject to The Companies (Guernsey) Law, 1994 to 1996 (as amended) (the “Guernsey Law”). CryptoLogic Ireland’s corporate head office and its place of business will be located in Dublin, Ireland. The Arrangement will result in CryptoLogic Ireland acquiring control over all of the issued and outstanding CryptoLogic Common Shares in exchange for the issuance of CryptoLogic Ireland Shares or their economic equivalent, on the basis set out in more detail below and in the accompanying Management Information Circular (the “Circular”). Terms not expressly defined herein shall have the meanings given to them in the Circular.
As previously announced the move to Ireland will permit CryptoLogic to be located closer to its business clients and their principal markets, which are located primarily in Europe. In contrast with the United States, which enacted the Unlawful internet Gambling Enforcement Act of 2005, the United Kingdom has adopted legislation enabling on-line gaming. Holland Casino, which is governed by the Government of the Netherlands, recently entered into a Software Supply and Support Agreement with CryptoLogic and its Subsidiary, WagerLogic Limited, for on-line casino and poker powered by CryptoLogic software.
CryptoLogic’s strategic options will be enhanced in an Irish setting. It’s lower tax rate, and incentives for software that is developed and patented in Ireland add to this benefit, and the Irish location will assist CryptoLogic in attracting skilled personnel to manage and develop the gaming software and support business of CryptoLogic. It is more challenging to attract qualified personnel in North America, where on-line gaming is prohibited.
CryptoLogic Ireland presently has no assets other than common shares that it directly holds through its wholly-owned subsidiary CryptoLogic Callco ULC (“Callco”) and indirectly, through Callco, in CryptoLogic Exchange Corporation (“CEC”). Each of CryptoLogic Ireland, Callco and CEC was incorporated to effect the reorganization of CryptoLogic on a tax-efficient basis as described below.
Under the Arrangement, CryptoLogic Common Shares held by taxable Canadian residents can be exchanged for exchangeable shares (the “Exchangeable Shares”) of CEC, an indirect wholly-owned subsidiary of CryptoLogic Ireland, on the basis of one Exchangeable Share for each CryptoLogic Common Share. In the alternative, such Canadian resident holders of CryptoLogic Common Shares can instead elect to receive one CryptoLogic Ireland Share for each CryptoLogic Common Share. CryptoLogic Common Shares held by shareholders not resident in Canada will be exchanged for CryptoLogic Ireland Shares on the basis of one CryptoLogic Ireland Share for each CryptoLogic Common Share.
The Exchangeable Shares will be issued by CEC and will be, as nearly as practicable, the economic equivalent of CryptoLogic Ireland Shares. The Exchangeable Shares will be exchangeable at any time, at the option of the holder, on a one-for-one basis, for CryptoLogic Ireland Shares, subject to customary anti-

dilution adjustments. The Exchangeable Shares provide an opportunity for Canadian resident holders of CryptoLogic Common Shares to achieve a Canadian tax deferral, in circumstances described in the Circular, for as long as the Exchangeable Shares are held. However, to obtain this deferral, Canadian resident holders will be required to complete and file tax election forms with Canada Revenue Agency within the prescribed period. Failure to do so will result in immediate tax consequences for such shareholders. The Exchangeable Shares will be subject to mandatory exchange on or after the seventh (7th) anniversary of the effective date of the Arrangement, subject to earlier mandatory exchanges in prescribed circumstances.
For U.S. citizens and U.S. resident Shareholders, it is more likely than not that the exchange of CryptoLogic Common Shares for CryptoLogic Ireland Shares will qualify as a tax-deferred exchange for U.S. federal income tax purposes. U.S. citizens and U.S. resident shareholders will be required to report certain information regarding the Arrangement on their U.S. federal income tax returns for the tax year in which the Arrangement occurs and to retain certain records related to the Arrangement.
Upon completion of the Arrangement, the current holders of the CryptoLogic Common Shares will hold 100% of the issued and outstanding Exchangeable Shares and CryptoLogic Ireland Shares combined.
The attached Notice of Special Meeting and Circular describe in detail the Arrangement and the procedures to be followed at the Meeting. Please review the Circular carefully, as it has been prepared to assist you in making an informed decision with respect to the Arrangement.
The Board of Directors of CryptoLogic has unanimously approved the Arrangement and determined that the Arrangement is in the best interests of CryptoLogic and its shareholders, is fair to CryptoLogic shareholders, and recommends that all shareholders vote FOR the Arrangement. Further details on how the Board of Directors made this determination are set out in the Circular.
The Arrangement must be approved by CryptoLogic shareholders holding 66 2/3% of the votes cast at the Meeting. Each shareholder will be entitled to one (1) vote for each CryptoLogic Common Share held. The Arrangement also requires, among other things, approval of the Superior Court of Justice of Ontario (the
“Court”).
If approved, the Arrangement will result in CryptoLogic becoming an indirect wholly-owned subsidiary of CryptoLogic Ireland with senior management (the President and CEO, CFO and VP, Human Resources) of CryptoLogic Ireland resident in Ireland.
The Board of Directors wishes to convey the importance of having shareholders present or represented by proxy at the Meeting. Whether or not you are able to attend in person, the Board of Directors urges you to complete, sign and date the applicable enclosed proxy form and return it in the envelope provided to the office of CryptoLogic’s transfer agent, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, or to the Guernsey based co-transfer forwarding agent, Capita Registrars (Guernsey) Limited, 2nd Floor, No. 1 Le Truchot, St. Peter Port, Guernsey GY1 4AE, Channel Islands, or to the U.S. co-transfer forwarding agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York, U.S.A. 10004, as soon as possible and, in any event, by no later than 4:30 p.m. (Toronto time) on May 22, 2007. Completed proxies may be deposited with the Chair of the Meeting immediately prior to its commencement. Please review the Circular for additional details on how to vote your CryptoLogic Common Shares. If you require further assistance, please do not hesitate to contact Georgeson Shareholder Communications Canada Inc. (“Georgeson”) at (866) 676-3008.
If you are a registered holder of CryptoLogic Common Shares, you are also encouraged to complete and return the enclosed Letter of Transmittal and Election Form (printed on green paper)(the “Letter of Transmittal”), together with the certificates representing your CryptoLogic Common Shares to the Transfer Agent or either Co-Transfer Forwarding Agent, at the addresses specified on the last page of the Letter of Transmittal. The Letter of Transmittal contains other procedural information relating to the Arrangement and should also be reviewed carefully. It is recommended that you complete, sign and return the Letter of Transmittal together with the certificates representing your CryptoLogic Common Shares as soon as possible, and prior to May 22, 2007. If the Letter of Transmittal is not received by this date, a holder of

CryptoLogic Common Shares resident in Canada that is not identified as a Tax Exempt person will be deemed to have elected to receive Exchangeable Shares. Please be advised that you will not receive certificates representing Exchangeable Shares or CryptoLogic Ireland Shares until after the Arrangement has been completed, subject to receipt by CryptoLogic of a properly completed Letter of Transmittal together with the certificates representing your CryptoLogic Common Shares.
If you are a beneficial holder of CryptoLogic Common Shares, you should contact your broker or intermediary for instructions and assistance to provide for delivery of your CryptoLogic Common Shares.
Holders of the CryptoLogic Common Shares are also advised that they have statutory rights of dissent with respect to the Arrangement. Please review the Circular carefully if you are contemplating exercising these rights.
Subject to the satisfaction of all conditions to the Arrangement, including the required Court approval, if shareholders of CryptoLogic approve the Arrangement, it is anticipated that the Arrangement will be effective on or about June 1, 2007.
On behalf of CryptoLogic, I would like to thank you for your past and ongoing support.
Yours truly,

/s/ Robert H. Stikeman,
Robert H. Stikeman,
Chairman of the Board of Directors
CryptoLogic Inc.

Please carefully read this management information circular, including the schedules and documents incorporated by reference, as it contains detailed information relating to the Arrangement to be voted on at the Special Meeting.
If you are in doubt as to how to deal with this material or the matters it describes, please consult your professional advisor or please contact Georgeson Shareholder Communications Canada Inc. by telephone at 1-866-676-3008.
The Corporation has retained Georgeson Shareholder Communications Canada Inc. in connection with the solicitation of proxies. For this service, and other advisory services, Georgeson Shareholder Communications Canada Inc. will be paid a fee of up to $50,000 plus out-of-pocket expenses.

CRYPTOLOGIC INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF CRYPTOLOGIC INC .
NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of CryptoLogic Inc. (the “Corporation”) will be held at The Sutton Place Hotel, 955 Bay Street, Toronto, Ontario, M5S 2A2 on Thursday May 24, 2007 at the hour of 4:30 in the afternoon (Toronto time) for the following purposes:
(a)	to consider and, if thought appropriate, approve a plan of arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) providing for the effective acquisition of all of the issued and outstanding common shares of the Corporation by CryptoLogic Limited, in exchange for the issuance of CryptoLogic Ireland Shares or their economic equivalent, and the assumption of outstanding CryptoLogic Options by CryptoLogic Ireland through the issuance of CryptoLogic Ireland Options to existing holders of CryptoLogic Options as more particularly described in the accompanying management information circular dated April 23, 2007 (the “Circular”); and
(b)	to consider such other matters including, without limitation, any amendments or variations to the Arrangement and to transact such further or other business as may properly come before the said meeting or any adjournment or adjournments thereof.
A copy of the Circular, a form of Proxy, a form of Letter of Transmittal and Election Form and a return envelope accompany this Notice of Meeting. A copy of the Arrangement Agreement and ancillary documents pertaining to the Arrangement is appended to the Circular.
Only holders of record of the common shares of the Corporation at the close of business on April 16, 2007 will be entitled to vote in respect of the approval of the Arrangement on the basis of one (1) vote per common share of the Corporation. Shareholders entitled to vote who do not expect to be present at the meeting are urged to date, sign and return the applicable form of proxy. Refer to “Notes” below.
Pursuant to an order (the “Interim Order”) dated April 23, 2007 of the Superior Court of Justice of Ontario attached as Schedule “B” hereto, holders of the common shares of the Corporation have been granted the right to dissent from the resolution approving the Arrangement and to be paid the fair value for their common shares in accordance with the terms and conditions of the Interim Order and section 185 of the Business Corporations Act (Ontario). The right to dissent is described in the Circular under the heading “Rights of Dissent”.
DATED the 23rd day of April, 2007.
BY ORDER OF THE BOARD OF DIRECTORS

/s/ Robert H. Stikeman
ROBERT H. STIKEMAN
Chairman
NOTES:
(1)	As provided in the Business Corporations Act (Ontario) shareholders registered on the books of the Corporation at the close of business on April 16, 2007 are entitled to notice of the meeting.
(2)	The directors have fixed the hour of 4:30 p.m. in the afternoon (Toronto time) on the second last business day preceding the day of the meeting or any adjournment thereof as the time before which the instrument of proxy to be used at the meeting must be deposited with the Transfer Agent of the Corporation, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, or to the Guernsey Co-Transfer Forwarding Agent, Capita Registrars

(Guernsey) Limited, 2nd Floor, No. 1 Le Truchot, St. Peter Port, Guernsey GY1 4AE, Channel Islands or to the U.S. co-transfer forwarding agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York, U.S.A. 10004, provided that a proxy may be delivered to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time for voting.

TABLE OF CONTENTS

NOTICE TO SHAREHOLDERS IN THE UNITED STATES	1

NOTICE TO SHAREHOLDERS WITH RESPECT TO TAX CONSEQUENCES	1

REPORTING CURRENCY	1

FORWARD LOOKING STATEMENTS	2

INFORMATION CONTAINED IN THIS CIRCULAR	2

SUMMARY OF INFORMATION CIRCULAR	3
The Meeting	3
The Arrangement	3
CryptoLogic Ireland	8
Approval and Recommendation by the Board of Directors	8
The Arrangement Agreement	9
Voting by Proxy	9
Procedure for Exchange of Certificates by Holders of CryptoLogic Common Shares	10
Dissenting Shareholders’ Rights on Arrangement	11
Differences Between the OBCA and the Guernsey Law	11
Brief Summary of Canadian Federal Income Tax Considerations	11
Brief Summary of U.S. Federal Income Tax Considerations	12
Listing on Stock Exchanges	12
Risk Factors	12

GLOSSARY OF TERMS	13

GENERAL INFORMATION FOR THE MEETING	22
SOLICITATION OF PROXIES	22
APPOINTMENT AND REVOCATION OF PROXIES	22
DEPOSIT OF PROXY	23
ADVICE TO BENEFICIAL SHAREHOLDERS	23
EXERCISE OF DISCRETION BY PROXIES	24
ALL AS MORE PARTICULARLY DESCRIBED IN THIS CIRCULAR.	24
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	24
INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	25

MATTERS TO BE ACTED UPON	25
1. THE ARRANGEMENT	25
Purpose of the Arrangement	25
Background to the Arrangement	25
Proposed Timetable for Arrangement	26
Details of the Arrangement	26
Information Concerning CEC and Callco	29
CEC	29
CEC Share Capital	29
Callco	29
Retraction, Redemption, Call Rights and Purchase for cancellation of the Exchangeable Shares	30
Retraction of Exchangeable Shares	30
Redemption of Exchangeable Shares	31
Early Redemption	31
Purchase for Cancellation	32
Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares and Withholding Rights	32
Voting Rights with Respect to CEC	32
Voting Rights with Respect to CryptoLogic Ireland	32
Dividend Rights	33

Liquidation Rights with Respect to CEC	34
Liquidation Rights with Respect to the CryptoLogic Ireland	34
Withholding Rights	34
Ranking of Exchangeable Shares	35
Certain Restrictions on the Exchangeable Shares	35
Amendment to and Approval of Holders of Exchangeable Shares	35
Support Agreement	36
Recommendation of the Board of Directors	37
Procedure for the Arrangement to Become Effective	38
Shareholder Approval	39
Court Approval of Arrangement	40
Regulatory Approval of the Arrangement	40
Letters of Transmittal and Election Form	40
Procedures for Exchange of Certificates by Holders of CryptoLogic Common Shares	41
SECURITIES REGULATORY MATTERS	42
CANADIAN SECURITIES LAW MATTERS	42
U.S. SECURITIES LAW MATTERS	42
U.K. SECURITIES LAW MATTERS	44

THE ARRANGEMENT AGREEMENT	46
CONDITIONS PRECEDENT TO THE ARRANGEMENT	46
Mutual Conditions Precedent	46
CLOSING MATTERS	46

INVESTMENT CONSIDERATIONS	47
RISKS OF INVESTING IN CRYPTOLOGIC IRELAND SHARES AND EXCHANGEABLE SHARES	47
INCOME TAX CONSIDERATIONS	47
MARKET FOR EXCHANGEABLE SHARES	47

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	47
CAPITAL PROPERTY	48
CAPITAL GAINS AND LOSSES	48
SHAREHOLDERS RESIDENT IN CANADA	48
Exchange of Common Shares for Exchangeable Shares and Ancillary Rights	49
Non-Rollover Transaction	49
Rollover Transaction	49
Exchange of CryptoLogic Common Shares for CryptoLogic Ireland Shares	51
Call Rights	51
Dividends	51
Dividends on Exchangeable Shares	51
Dividends on CryptoLogic Ireland Shares	52
Redemption or Exchange of Exchangeable Shares	52
Acquisition and Disposition of CryptoLogic Ireland Shares	53
DISSENTING SHAREHOLDERS	53
SHAREHOLDERS NOT RESIDENT IN CANADA	54
FOREIGN PROPERTY INFORMATION REPORTING	54
ELIGIBILITY FOR INVESTMENT	54
FOREIGN INVESTMENT ENTITIES	55

U.S. FEDERAL INCOME TAX CONSIDERATIONS	56

IRISH INCOME TAX CONSIDERATIONS	64

RIGHTS OF DISSENT	66

COMPARISON BETWEEN THE OBCA AND GUERNSEY LAW	67

INFORMATION CONCERNING CRYPTOLOGIC	68
DOCUMENTS INCORPORATED BY REFERENCE	68

v

SUMMARY DESCRIPTION OF THE BUSINESS	69

EXECUTIVE COMPENSATION	74
Summary Compensation Table	74
Long-Term Incentive Plans	75
Options and Stock Appreciation Rights	77
Option Grants in 2006	77
Options Exercised and Aggregates Remaining	78
Option and Share Appreciation Rights Repricing	78
Defined Benefit or Actuarial Plan Disclosure	78
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	78
STOCK OPTION PLAN	79
EMPLOYEE SHARE PURCHASE PLAN	80
Termination of Employment, Changes in Responsibilities and Employment Contracts	80
Other Compensation Matters	81
Composition of the Compensation Committee	81
Report on Executive Compensation	81
Performance Graph	83
Compensation of Directors	83
MANAGEMENT CONTRACTS	84
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	84
MARKET PRICE	85
CORPORATE GOVERNANCE	85
AUDIT COMMITTEE	90

INFORMATION CONCERNING CRYPTOLOGIC EXCHANGE CORPORATION	91
DIRECTORS AND OFFICERS	91
DESCRIPTION OF SECURITIES	91
TRANSFER AGENT AND REGISTRAR	92

INFORMATION CONCERNING CALLCO	92
DIRECTORS AND OFFICERS	92
DESCRIPTION OF SECURITIES	92

INFORMATION CONCERNING CRYPTOLOGIC IRELAND	92
CORPORATE STRUCTURE	92
Name and Incorporation	92
Intercorporate Relationships	92
GENERAL DEVELOPMENT OF THE BUSINESS	92
SELECTED CONSOLIDATED FINANCIAL INFORMATION	93
DESCRIPTION OF SECURITIES	93
REDUCTION OF SHARE PREMIUM ACCOUNT	93
OPTIONS TO PURCHASE SECURITIES	93
PRIOR SALES	93
MARKET PRICE	93
ESCROWED SECURITIES	93
PRINCIPAL SHAREHOLDERS	94
DIRECTORS AND OFFICERS	94
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	94
PENALTIES OR SANCTIONS	94
INDIVIDUAL BANKRUPTCIES	95
CONFLICTS OF INTEREST	95
EXECUTIVE COMPENSATION	95
Long-Term Incentive Plans	95
Options and Stock Appreciation Rights	95
Defined Benefit or Actuarial Plan Disclosure	95
Termination of Employment, Changes in Responsibilities and Employment Contracts	95
Composition of the Remuneration Committee	95
Compensation of Directors	95

Other Arrangements	96
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	96
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	96
LEGAL PROCEEDINGS	96
AUDITORS AND SHARE REGISTRY	96
MATERIAL CONTRACTS	96
CORPORATE GOVERNANCE	96
Board Charter of CryptoLogic Ireland	96
Nomination of Directors	97
Code of Business Conduct and Ethics	97
Audit Committee	97
Remuneration Committee	97
Corporate Governance and Compliance Committee	97

INFORMATION CONCERNING CRYPTOLOGIC IRELAND (POST-ARRANGEMENT)	97
CORPORATE STRUCTURE	97
INTERCORPORATE RELATIONSHIPS	98
DESCRIPTION OF THE BUSINESS OF CRYPTOLOGIC IRELAND (POST-ARRANGEMENT)	98
DESCRIPTION OF SECURITIES	98
OPTIONS TO PURCHASE SECURITIES	98
Long-Term Incentive Plans	100
OUTSTANDING SECURITIES	100
PRINCIPAL SECURITY HOLDERS	100
PRIOR SALES	100
MARKET PRICE	100
DIRECTORS AND OFFICERS	101
Compensation of Directors	102
MANAGEMENT	102
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	103
PENALTIES OR SANCTIONS	103
INDIVIDUAL BANKRUPTCIES	103
CONFLICTS OF INTEREST	103
EXECUTIVE COMPENSATION	103
CORPORATE GOVERNANCE	103
Board Charter of CryptoLogic Ireland (Post-Arrangement)	104
Nomination of Directors	104
Code of Business Conduct and Ethics	104
Audit Committee	105
Remuneration Committee	105
Corporate Governance and Compliance Committee	105
Nominating Committee	105
AUDITORS AND TRANSFER AGENTS	105

RISK FACTORS	106
RISKS ASSOCIATED WITH THE ARRANGEMENT	106
Trading price of the Exchangeable Shares	106
Lack of Active Market	106
Failure to Complete the Arrangement	106
RISKS ASSOCIATED WITH THE BUSINESS OF CRYPTOLOGIC IRELAND (POST- ARRANGEMENT)	106

SCHEDULE A	Arrangement Agreement

SCHEDULE B	Interim Court Order

SCHEDULE C	Notice of Application

SCHEDULE D	Extracts From OBCA – section 185 – Rights of Dissent

SCHEDULE E	Proposed Charter of Board of Directors of CryptoLogic Ireland (Post-Arrangement)

THE ARRANGEMENT AS DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
The securities to be issued upon completion of the Arrangement have not been registered under the 1933 Act (as hereinafter defined) and are being issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. An application has been made to list the CryptoLogic Ireland Shares on NASDAQ. The TSX has granted conditional listing approval for the CryptoLogic Ireland Shares and the Exchangeable Shares, and any offer to resell or resale of securities received under the Arrangement into the United States or to a U.S. person (as such term is defined under Rule 902(k) of Regulation S promulgated under the 1933 Act) by persons who, immediately prior to the Arrangement, were “affiliates” of CryptoLogic, CryptoLogic Ireland, Callco or CEC, or who, after the Arrangement, will be affiliates of the CryptoLogic Ireland, are subject to restrictions under the 1933 Act. See “Securities Regulatory Matters – U.S. Securities Law Matters”.
Pursuant to the exemption provided by Rule 3a12-3 promulgated under the 1934 Act (as hereinafter defined), this solicitation of proxies is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitation of proxies and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. United States shareholders should be aware that such requirements are different from United States requirements applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.
This Circular and the documents incorporated by reference herein have been prepared in accordance with the disclosure requirements in effect in Canada, which differ from disclosure requirements in the United States. Financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain respects from the Public Company Accounting Oversight Board Standards in the United States and accordingly, may not be comparable to financial statements and financial information of United States companies.
The ability of investors to enforce civil liabilities under federal securities laws of the United States may be adversely affected by the fact that CryptoLogic exists under the laws of Ontario, Canada and CryptoLogic Ireland exists under the laws of Guernsey and being resident in Ireland is subject to the laws of Ireland, that none of their officers or directors is a resident of the United States and that neither CryptoLogic nor CryptoLogic Ireland have any significant assets located in the United States. You may not be able to sue a Canadian or a Guernsey company or their officers and directors in the Canadian and Irish courts for violations of United States securities laws. It may be difficult to compel a Canadian or Guernsey company and their affiliates to subject themselves to a United States court’s judgment.
NOTICE TO SHAREHOLDERS WITH RESPECT TO TAX CONSEQUENCES
Shareholders should be aware that the disposition of CryptoLogic Common Shares and CryptoLogic Options pursuant to the Arrangement may have tax consequences in Canada, the United States and other jurisdictions which may not be fully described herein. See “Canadian Federal Income Tax Considerations” and “U.S. Federal Income Tax Considerations”.
REPORTING CURRENCY
In this document, unless otherwise specified, all references to “dollars” or “$” or “US” are to United States of America dollars.

FORWARD LOOKING STATEMENTS
Certain statements included or incorporated by reference herein constitute “forward-looking statements”. All statements other than statements of historical fact, included or incorporated by reference in this Circular that address activities, events or developments that CryptoLogic or CryptoLogic Ireland expect or anticipate may occur in the future are forward-looking statements. These forward-looking statements can be identified by use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “future” or “continue” or the negative thereof or similar variations. These forward-looking statements are based on certain assumptions and analyses made by CryptoLogic and CryptoLogic Ireland, in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. Shareholders are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the control of CryptoLogic and CryptoLogic Ireland, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Important factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other things, general economic and market factors, including interest rates, equity markets, business competition, changes in government regulations or tax laws, as well as the risks discussed under the heading “Risk Factors of the CryptoLogic Ireland”. The factors are also described in “Risk Factors of the CryptoLogic Ireland” in this Circular and, along with other factors discussed in this Circular, could cause actual results to differ materially from those forward-looking statements.
INFORMATION CONTAINED IN THIS CIRCULAR
The information contained in this Circular is given as of April 23, 2007, except where otherwise noted. No person has been authorized to give any information or to make any representations in connection with the Arrangement and the other matters discussed in this Circular other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by CryptoLogic or CryptoLogic Ireland.
This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

SUMMARY OF INFORMATION CIRCULAR
This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, the Arrangement Agreement and the Plan of Arrangement which are incorporated herein and form part of this Circular. Capitalized terms used in this summary and elsewhere in this Circular and not otherwise defined are defined in the “Glossary of Terms” which follows this summary.
The Meeting
The Meeting will be held at The Sutton Place Hotel, 955 Bay Street, Toronto, Ontario, M5S 2A2 on Thursday the 24th day of May, 2007 at the hour of 4:30 in the afternoon (Toronto time).
At the Meeting Shareholders will be asked to consider, and if deemed advisable, approve the Arrangement.
The Board of Directors has unanimously approved the Arrangement and determined that the Arrangement is in the best interests of CryptoLogic and its Shareholders and is fair to all Shareholders and recommends that all Shareholders vote FOR and in favour of the resolution approving the Arrangement. See “Matters to be Acted Upon — The Arrangement – Recommendation of the Board of Directors.”
If the Arrangement is completed, CryptoLogic will become an indirect wholly-owned subsidiary of CryptoLogic Ireland. On the completion of the Arrangement Javaid Aziz, Tom Byrne, Brian Hadfield, Nigel Simon, Robert H. Stikeman, Stephen Taylor and Wai Ming Yap will be appointed by CryptoLogic Ireland as the directors of CryptoLogic Ireland and Javaid Aziz will serve as the President and Chief Executive Officer and Stephen Taylor will serve as the Chief Financial Officer . In addition, if the Arrangement is completed it is anticipated that KPMG LLP, the current auditors of CryptoLogic, will be appointed the auditors of CryptoLogic Ireland.
The Arrangement
          Objective
The objective of the Arrangement is to facilitate a corporate restructuring that will result in the acquisition of all of the issued and outstanding CryptoLogic Common Shares and CryptoLogic Options by CryptoLogic Ireland (a company incorporated with limited liability under the laws of Guernsey but with its place of business in Dublin, Ireland) both directly and indirectly through Callco and CEC, respectively, in exchange for CyrptoLogic Ireland Shares or their economic equivalent. Callco is an unlimited liability company incorporated under the laws of Nova Scotia. Callco is a wholly-owned subsidiary of CryptoLogic Ireland and its sole director is currently Robert H. Stikeman. CEC was incorporated under the OBCA. CEC is a wholly-owned subsidiary of Callco and its sole director is Robert H. Stikeman. On completion of the Arrangement, CryptoLogic will become an indirect wholly-owned subsidiary of CryptoLogic Ireland. CryptoLogic Ireland has filed applications with NASDAQ and TSX to list all of the issued and outstanding CryptoLogic Ireland Shares on those stock exchanges and the Exchangeable Shares on the TSX. On April 18, 2007, the TSX granted conditional approval for the listing of the Exchangeable Shares and CryptoLogic Ireland Shares. A substitute listing application was filed with NASDAQ on April 20, 2007 to list the CryptoLogic Ireland Shares. CryptoLogic has formally retained a sponsor to assist with the listing of the CryptoLogic Ireland Shares in replacement for CryptoLogic Common Shares on the LSE.
          Business Purposes Behind the Arrangement
1. CryptoLogic’s move to Ireland will locate its head office closer to the majority of its business clients located in Europe and closer to an environment where regulation is embraced. Management believes that once CryptoLogic is resident within the European Union, CryptoLogic Ireland will have the opportunity to simplify its operational structure and consolidate some of its support staff, and be closer to its principal Internet network equipment.

2. CryptoLogic provides software through its Cyprus-based subsidiary WagerLogic to the online gaming industry. The United States passed the Unlawful Internet Gambling Enforcement Act of 2006 on October 13, 2006, making it illegal for financial institutions, credit card companies and payment processors to settle Internet bets. CryptoLogic’s strategic options are limited while operating beside a hostile regulatory environment and would be enhanced in the European theatre where legislation and regulation enabling Internet gaming is being enacted. Some of CryptoLogic’s largest customers are based in the United Kingdom which has recently enacted legislation regulating online gaming. CryptoLogic’s wholly-owned subsidiary, WagerLogic Limited, recently entered into an agreement with Holland Casino, an agency of the Dutch government, to use its software to run a virtual casino and poker room over the Internet that is to be licensed by the Government of the Netherlands.
3. Irish corporate tax laws provide a low tax regime for companies trading in Ireland permitting a greater potential concentration and integration of trading operations to be located in Ireland, reducing the impediment of international communications and travel currently used in coordinating activities in many countries throughout the world, which should enable CryptoLogic and its subsidiaries to benefit from this regime.
4. The movement towards a more friendly setting will assist the Corporation in attracting skilled personnel to manage and develop the internet gaming software and support business.

The following structure outlines the corporate structure of CryptoLogic Ireland following completion of the Arrangement:

          Shareholders entitled to Vote on the Arrangement
Each holder of CryptoLogic Common Shares at the close of business on the Record Date is entitled to attend the Meeting in person or by proxy, and to cast one vote for each one (1) CryptoLogic Common Share held on the Record Date. As of April 16, 2007, the total of number of votes entitled to be cast in respect of the Arrangement is 13,900,231.
          Vote Required
The Arrangement must be approved by 66 2/3% of the votes cast by the Shareholders present in person or by proxy and entitled to vote at the Meeting.
To the knowledge of the directors and officers of CryptoLogic, the only Person who beneficially owned or controlled on the Record Date, directly or indirectly, or who on the Record Date exercised control or discretion over more than 10% of the CryptoLogic Common Shares issued and outstanding on the Record Date was Mohnish Pabrai who holds an aggregate of 1,897,698 CryptoLogic Common Shares representing 13.65% of the securities eligible to vote on the Arrangement Resolution.
          Terms of the Arrangement
Upon satisfaction of all the conditions of the Arrangement including the approval of the implementation of the Arrangement by 66 2/3% of the votes cast by the Shareholders present in person or by proxy and entitled to vote at the Meeting, not exceeding the threshold of Dissent Rights, obtaining the Final Court Order, and the listing of the Exchangeable Shares on the TSX and the CryptoLogic Ireland Shares on the TSX and NASDAQ, the following transactions will be undertaken in accordance with section 182 of the OBCA commencing at the Effective Time:
(a)	Each issued and outstanding CryptoLogic Common Share held by a Canadian Shareholder (other than a Dissenting Shareholder or a shareholder who makes the election described in (b) below or one who identifies himself as being Tax Exempt) will be transferred to CEC in exchange for one (1) fully paid and non-assessable Exchangeable Share;

(b)	Instead of receiving Exchangeable Shares, a Canadian Shareholder (other than a Dissenting Shareholder and Tax Exempt Canadian Shareholders) can elect to transfer each of its issued and outstanding CryptoLogic Common Shares to Callco in exchange for the transfer of one (1) CryptoLogic Ireland Share by Callco which it acquired from CryptoLogic Ireland;

(c)	Each issued and outstanding CryptoLogic Common Share held by a Person (other than a Dissenting Shareholder) who is not a Canadian Shareholder or who is identified as a Tax Exempt Shareholder will be transferred to Callco in exchange for one (1) CryptoLogic Ireland Share;

(d)	Subject to the terms of the Arrangement, which includes the condition that in order for the Arrangement to become effective, no more than 5 % of shareholders exercise Dissent Rights, each CryptoLogic Common Share held by a Dissenting Shareholder will be deemed to be transferred to CryptoLogic and will be immediately cancelled, and such Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value in cash for its CryptoLogic Common Shares by CryptoLogic in accordance with the provisions of section 185 of the OBCA; and

(e)	CryptoLogic Common Shares held by CryptoLogic Ireland or any Affiliate thereof will not be exchanged under the Arrangement. Immediately following the Effective Time, all such CryptoLogic Common Shares will be held by CryptoLogic Ireland and its Affiliates (including CEC and Callco). See “Matters to be Acted Upon — The Arrangement – Details of the Arrangement” and “Rights of Dissent”.
Upon completion of the Arrangement, the current holders of the CryptoLogic Common Shares will hold 100% of the issued and outstanding Exchangeable Shares and CryptoLogic Ireland Shares combined.

The Exchangeable Shares
Exchangeable Shares will only be issued to Canadian Shareholders that are not Tax Exempt. Canadian shareholders that are identified as Tax Exempt will not be eligible to receive Exchangeable Shares. The Exchangeable Shares will be securities of CEC that are, as nearly as practicable, the economic equivalent of CryptoLogic Ireland Shares. Through the combination of the Exchangeable Share Provisions, the Special Voting Share, the Support Agreement and the Voting and Exchange Trust Agreement, the holders of Exchangeable Shares will have the following rights:
(a)	the right to exchange such shares for CryptoLogic Ireland Shares on a one-for-one basis at any time;

(b)	the right to receive dividends, on a per share basis, in amounts (or property in the case of non-cash dividends) which are the same as, and which are payable at the same time as, dividends declared on the CryptoLogic Ireland Shares;

(c)	the right to vote at all shareholder meetings at which holders of CryptoLogic Ireland Shares are entitled to vote, on the basis of at the Effective Time, the lesser of one vote for each Exchangeable Share outstanding or 23% of the number of CryptoLogic Ireland Shares issued at the Effective Time (excluding those Exchangeable Shares held by CryptoLogic Ireland or any of its direct or indirect subsidiaries), provided that in no event shall the number of votes attributable to the Special Voting Share exceed 18.7% of the total number of rights to vote at meetings at which holders of CryptoLogic Ireland Shares are entitled to vote;

(d)	the right to participate in a CryptoLogic Ireland Liquidation Event, on a pro rata basis with the holders of the CryptoLogic Ireland Shares in the distribution of the assets of CryptoLogic Ireland, through the mandatory exchange of Exchangeable Shares for CryptoLogic Ireland Shares; and

(e)	the right to participate in the event of a CryptoLogic Ireland Control Transaction on a pro rata basis with the holders of the CryptoLogic Ireland Shares.
Holders of Exchangeable Shares will be entitled at any time following the Effective Date, upon delivery of a certificate representing Exchangeable Shares and a duly executed Retraction Request, to require CEC to redeem any or all their Exchangeable Shares for CryptoLogic Ireland Shares on a one-for-one basis. However, Callco will have the right, but not the obligation, to purchase the Exchangeable Shares that are the subject of the Retraction Request for a purchase price payable in CryptoLogic Ireland Shares, provided that such Retraction Request is not revoked by the retracting holder. Callco will subscribe for CryptoLogic Ireland Shares first and transfer them on exchange for the Exchangeable Shares. The CryptoLogic Ireland Shares to be issued on exchange of Exchangeable Shares will subject to the availability of exemptions under applicable securities laws, be free trading under the securities laws of Canada, the United Kingdom and the United States. For further details see “Securities Regulatory Matters”. Following the Effective Time, the rights to vote of the Exchangeable Shares, as described in subsection (c) above, shall be automatically adjusted downward from time to time in direct proportion to the number of Exchangeable Shares surrendered to CEC in exchange for CryptoLogic Ireland Shares. The amount of each such downward adjustment per Exchangeable Share surrendered will be equal to the fraction of a vote attributable to each Exchangeable Share as determined by the formula described in subsection (c) above.
The Exchangeable Shares will, in effect, have no voting rights in CEC, except as required by law or under the Exchangeable Share Provisions, the Support Agreement and the Voting and Exchange Trust Agreement. However, CEC has the right to redeem the Exchangeable Shares if an Exchangeable Share Voting Event is proposed and the directors of CEC determine that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event in any other commercially reasonable manner.
Subject to applicable law and the Redemption Call Right, on the Redemption Date all of the outstanding Exchangeable Shares will be redeemed by CEC for a redemption price payable in CryptoLogic Ireland Shares on a one-for-one basis. Callco will have the right, but not the obligation, to purchase on the Redemption Date the outstanding Exchangeable Shares for a purchase price payable in CryptoLogic Ireland Shares.
The Redemption Date will not be earlier than the seventh anniversary of the Effective Date except in certain circumstances. An early redemption may occur upon: (i) there being fewer than 10% of the Exchangeable Shares outstanding on the Effective Date still outstanding (other than Exchangeable Shares held by CryptoLogic Ireland and its Affiliates and subject to anti-dilution adjustments); (ii) the occurrence of a CryptoLogic Ireland Control Transaction; (iii) a proposal for an Exchangeable Share Voting Event; or (iv) the failure to approve or disapprove, as applicable, an Exempt Exchangeable Share Voting Event.
CryptoLogic Ireland
Following the completion of the Arrangement, it is anticipated that CryptoLogic Ireland (a company incorporated with limited liability under the laws of Guernsey) will operate initially under the name “CryptoLogic Limited”. It will have its corporate head office in Dublin, Ireland and its registered office in Guernsey. Following completion of the Arrangement the board of directors will initially consist of seven (7) directors, all of which are to be nominees of CryptoLogic, namely Javaid Aziz, Tom Byrne, Brian Hadfield, Nigel Simon, Robert H. Stikeman, Stephen Taylor and Wai Ming Yap. The initial officers of CryptoLogic Ireland will be Javaid Aziz (President and Chief Executive Officer), Stephen Taylor (Chief Financial Officer) and Robert H. Stikeman (Chairman and Secretary).
Approval and Recommendation by the Board of Directors
The Board of Directors unanimously approved the Arrangement by resolution dated April 12, 2007 and authorized the Arrangement to be submitted to Shareholders and the Court for approval.
THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF CRYPTOLOGIC AND ITS SHAREHOLDERS AND IS FAIR TO ALL SHAREHOLDERS AND RECOMMENDS THAT ALL SHAREHOLDERS VOTE FOR THE ARRANGEMENT.
The decision of the Board of Directors to approve the Arrangement for submission to Shareholders and the Court was reached after consideration of numerous factors including:
(a)	Management believes that by moving to Ireland, CryptoLogic Ireland will become closer to the majority of its business clients located in Europe and closer to an environment where regulation of on-line gaming has been enacted;

(b)	CryptoLogic and its subsidiaries effective tax rate is highly sensitive to the amount and proportion of income earned in the various tax jurisdictions in any given year. In 2007, one time non deductible expenses associated with the reorganization will increase CryptoLogic and its subsidiaries effective rate of tax. Management currently anticipates that this rate will rise from historical levels of 15% to approximately 21% in 2007. Management expects that the effective rate of tax for CryptoLogic and its subsidiaries should approximate historical levels in the latter part of 2008;

(c)	Canadian resident Shareholders who are not Tax Exempt will be entitled to receive on exchange for CryptoLogic Shares, Exchangeable Shares, and file a joint election with CEC to do so on a tax deferred basis under the ITA;

(d)	historical market prices and trading patterns for the CryptoLogic Common Shares;

(e)	the likelihood the Arrangement would be completed; (f) the terms of the Arrangement Agreement;

(g)	the requirement that the Arrangement be approved by 66 2/3% of the votes cast at the meeting by all Shareholders;

(h)	the procedures by which the Arrangement is to be approved, including the requirement to obtain the approval of the Court and the Shareholders; and

(i)	the availability of rights of dissent to the Shareholders in accordance with the provisions of the OBCA.
See “Matters To Be Acted Upon — The Arrangement – Recommendation of the Board of Directors”.

The Arrangement Agreement
CryptoLogic and CryptoLogic Ireland entered into the Arrangement Agreement on April 20, 2007 which sets out the terms and conditions for the completion of the Arrangement. A copy of the Arrangement Agreement is appended to this Circular as Schedule “A”. See “The Arrangement Agreement”.
The following is a summary of the principal terms of the Arrangement Agreement:
          Pre-Conditions
The obligation of each of CryptoLogic and CryptoLogic Ireland to complete the Arrangement is subject to a number of conditions, including satisfaction of customary conditions for a transaction of this nature. Among these conditions is the receipt of all necessary Shareholder and regulatory approvals, including the issuance of the Special Voting Share, and that Shareholders holding not more than 5% of the outstanding CryptoLogic Common Shares shall have exercised their rights of dissent.
The Arrangement Agreement provides that if any condition to the completion of the Arrangement is not satisfied or waived then the Directors of CryptoLogic may terminate the Arrangement Agreement by giving notice in writing by issuing a press release. See “The Arrangement Agreement – Conditions Precedent to the Arrangement”.
Additional Required Approvals
          Court Approval
The Arrangement requires Court approval under the OBCA. Prior to mailing this Circular, the Interim Order was obtained from the Court. Following approval of the Arrangement by the Shareholders at the Meeting, CryptoLogic will apply to the Court for the Final Order. The Notice of Application is attached as Schedule “C” to this Circular. It is anticipated that CryptoLogic will make an application for the Final Order to the Court at 330 University Avenue, Toronto, Ontario. The hearing for the Final Order is currently scheduled to be heard on May 29, 2007. Any Shareholder is entitled to attend at the hearing for the Final Order. See “Matters To Be Acted Upon — The Arrangement – Required Approvals – Court Approval of Arrangement”.
          Regulatory Approval
The Arrangement is subject to the prior approval including that of the TSX and NASDAQ of the substitutional listing. The TSX has granted a conditional approval to list the CryptoLogic Ireland Shares and the Exchangeable Shares. A substitute listing application for such listing was filed with NASDAQ on April 20, 2007 to list the CryptoLogic Ireland Shares. CryptoLogic has formally retained a sponsor to assist with the listing of CryptoLogic Ireland Shares in replacement for the CryptoLogic Common Shares on the LSE.
Voting by Proxy
Shareholders who are unable to attend the Meeting in person may sign, date and return the applicable accompanying form of proxy. The persons named in the accompanying forms of proxy are directors and/or officers of CryptoLogic. A Shareholder has the right to appoint another person other than the persons named on the enclosed form of proxy to attend and act on behalf of the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of its nominee in the blank space provided on the proxy. A person appointed as proxy holder need not be a Shareholder of CryptoLogic. If you are not a registered Shareholder, please see “General Information for the Meeting – Advice to Beneficial Shareholders” on page 22 of the Circular for advice on voting your Securities.

A form of proxy will only be valid if it is duly completed and signed and then deposited with the office of the Transfer Agent at 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1 (Fax (416) 361-0470), or at 2nd Floor, No. 1 Le Truchot, St. Peter Port, Guernsey GY1 4AE, Channel Islands, or at 17 Battery Place, New York, New York, U.S.A. 10004 before 4:30 p.m. (Toronto time) on May 22, 2007 (the “Election Deadline") or, if the Meeting is adjourned, before 4:30 p.m. (Toronto time) on the second last business day prior to the date on which the Meeting is to be reconvened. Completed proxies may also be deposited with the Chair of the Meeting at any time prior to the commencement of the Meeting. See “General Information for the Meeting”.
Procedure for Exchange of Certificates by Holders of CryptoLogic Common Shares
Enclosed with this Circular is a Letter of Transmittal and Election Form (printed on green paper) which is being delivered to all registered holders of CryptoLogic Common Shares. The Letter of Transmittal and Election Form, when properly completed and duly executed and returned with the certificate or certificates representing the holder’s CryptoLogic Common Shares and any other required documents will enable the holder to receive either one (1) Exchangeable Share (if the holder is a Canadian Shareholder that is not Tax Exempt) or one (1) CryptoLogic Ireland Share for each CryptoLogic Common Share held. Certificates representing the Exchangeable Shares and the CryptoLogic Ireland Shares to be issued to each Shareholder will as soon as practicable after the Effective Date: (i) be forwarded to the Shareholder at the address specified in the Letter of Transmittal and Election Form by first class mail or (ii) be made available at the principal office of the Transfer Agent for pick-up in Toronto by the Shareholder if so requested in the Letter of Transmittal and Election Form. See “The Arrangement – Procedures for Exchange of Certificates by Holders of CryptoLogic Common Shares”.
A Canadian Shareholder of CryptoLogic Common Shares that is not identified as a Tax Exempt Canadian Shareholder will automatically be entitled to receive Exchangeable Shares under the Arrangement in exchange for their CryptoLogic Common Shares unless such holder elects to receive CryptoLogic Ireland Shares on the duly completed and executed Letter of Transmittal and Election Form and deposits it, together with certificates representing the CryptoLogic Common Shares and any other required documents with the Depositary at the address set out on the last page of the Letter of Transmittal and Election Form by no later than the close of business on May 22, 2007. A holder of CryptoLogic Common Shares who is not a Canadian Shareholder or who is identified as a Tax Exempt Canadian Shareholder will only be entitled to receive CryptoLogic Ireland Shares under the Arrangement.
Canadian Shareholders are advised that the automatic entitlement to receive Exchangeable Shares will not automatically result in a tax deferral. The Shareholder will be required to complete and file the forms necessary to complete the Tax Election. Shareholders should carefully review the Letter of Transmittal and Election Form to determine how to obtain copies of the relevant tax election forms. See “Canadian Federal Income Tax Considerations – Holders of CryptoLogic Common Shares – Exchange of CryptoLogic Common Shares for Exchangeable Shares and Ancillary Rights – Rollover Transaction”.
If you are a beneficial holder of CryptoLogic Common Shares, please complete the documents provided to you by your Intermediary in accordance with the instructions provided by such Intermediary to effect the exchange of your CryptoLogic Common Shares for either Exchangeable Shares or CryptoLogic Ireland Shares.
It is recommended that registered holders of CryptoLogic Common Shares complete, sign and return the Letter of Transmittal and Election Form with the accompanying certificate or certificates representing the CryptoLogic Common Shares, as applicable to the Depositary as soon as possible and preferably, prior to May 22, 2007. CryptoLogic will issue a news release following the Meeting, to confirm whether the shareholders of CryptoLogic have approved the Arrangement. As this approval is a pre-condition to the completion of the Arrangement, a Shareholder may wish to wait until the issuance of this news release before delivering a completed Letter of Transmittal and Election Form to the Depositary. You will not receive the Exchangeable Shares or CryptoLogic Ireland Shares to which you are entitled under the Arrangement unless you deposit with the Depositary a duly completed and executed Letter of Transmittal and Election Form together with the certificates representing your CryptoLogic Common Shares and such other documents as may be required.

See “The Arrangement – Procedures for Exchange of Certificates by Holders of CryptoLogic Common Shares”.
Dissenting Shareholders’ Rights on Arrangement
A Shareholder has the right to dissent with respect to the Arrangement and to be paid the fair value of its CryptoLogic Common Shares by CryptoLogic. The procedures for dissent rights set out in the OBCA must be followed strictly in order to exercise this right. See the description under the heading “Rights of Dissent” and the relevant sections of the OBCA which have been reproduced in Schedule “D” to this Circular.
Differences Between the OBCA and the Guernsey Law
Upon completion of the Arrangement, CryptoLogic Ireland will be the parent company of CryptoLogic and will be subject to Guernsey Law. There are certain differences between the provisions of the OBCA and Guernsey Law. These differences include matters that require approval by way of special resolution, the appointment and removal of directors, residency requirements of directors, the holding of director’s meetings and shareholder’s rights. See “Differences Between the OBCA and Guernsey Law”.
CryptoLogic Ireland was incorporated in Guernsey, and has its registered office in Guernsey and will maintain its share registry in Guernsey. The CryptoLogic Ireland Shares should therefore not be considered Irish property and therefore no Irish stamp duty should apply on the conveyance of CryptoLogic Ireland Shares unless:
i)	the conveyance of CryptoLogic Ireland Shares was executed in Ireland; or,

ii)	the conveyance related to a matter to be done in Ireland.
Even if the above circumstances i) and ii) applied, there is an exemption which is currently applied in practice by the Irish Revenue Commissioners to the effect that no Irish stamp duty should arise on the conveyance of CryptoLogic Ireland Shares in a Guernsey incorporated and Guernsey registered company, such as CryptoLogic Ireland, provided the conveyance of the CryptoLogic Ireland Shares is not related to immoveable property in Ireland or related to shares of a company which is registered in Ireland.
Brief Summary of Canadian Federal Income Tax Considerations
The following is a general summary of the principal Canadian federal income tax considerations under the ITA generally applicable to Shareholders who, for the purposes of the ITA, deal at arm’s length and are not affiliated with CryptoLogic and hold their CryptoLogic Common Shares as capital property and not identified as Tax Exempt. The following summary is not intended to be and should not be construed as advice about the Canadian income tax implications of the Arrangement to any Shareholder. Shareholders are urged to consult their own advisors on the impact of a disposition of their CryptoLogic Common Shares in consideration for Exchangeable Shares or CryptoLogic Ireland Shares, as applicable.
For Canadian federal income tax purposes, a holder of CryptoLogic Common Shares who is a Canadian Resident, who holds CryptoLogic Common Shares as capital property, and who properly elects to receive a CryptoLogic Ireland Share pursuant to the Arrangement, will realize a capital gain or capital loss on its CryptoLogic Common Shares as a result of the implementation of the Arrangement. A holder of CryptoLogic Common Shares who is a Canadian Resident and who exchanges CryptoLogic Common Shares for Exchangeable Shares will be permitted to elect jointly with CEC, in the prescribed form pursuant to Section 85 of the ITA, to obtain a tax-deferred “rollover” in respect of such exchange. This rollover is not automatic and a holder of CryptoLogic Common Shares who wishes to take advantage of this provision will be required to file the Tax Election with CRA. Failure to file this election may result in immediate tax consequences for the holder.
Generally, a Dissenting Shareholder who receives payment for its CryptoLogic Common Shares equal to the fair market value of its CryptoLogic Common Shares will be deemed, under the ITA, to have received a dividend equal to the amount, if any, by which the payment exceeds the paid-up value of the CryptoLogic Common Shares redeemed.

For a more detailed description of Canadian income tax considerations, see “Canadian Federal Income Tax Considerations”.
Brief Summary of U.S. Federal Income Tax Considerations
Although there is no authority addressing facts similar to the Arrangement, and therefore the matter is not free from doubt, it is more likely than not that the exchange of CryptoLogic Shares for CryptoLogic Ireland Shares will qualify as a tax-deferred exchange for U.S. federal income tax purposes and accordingly U.S. Holders of CryptoLogic Common Shares who receive CryptoLogic Ireland Shares pursuant to the Arrangement would not recognize gain or loss at the Effective Time.
For U.S. citizens and U.S. resident Shareholders, it is more likely than not that the exchange of CryptoLogic Common Shares for CryptoLogic Ireland Shares will qualify as a tax-deferred exchange for U.S. federal income tax purposes. U.S. citizens and U.S. resident shareholders will be required to report certain information regarding the Arrangement on their U.S. federal income tax returns for the tax year in which the Arrangement occurs and to retain certain records related to the Arrangement.
This summary is for general information purposes only and is not intended to be and should not be construed as advice about the U.S. income tax implications of the Arrangement to any particular Shareholder. Shareholders are urged to consult their own advisors on the impact of the exchange and/or assumption of their CryptoLogic Common Shares, in consideration for CryptoLogic Ireland Shares.
For a more detailed description of U.S. income tax considerations, see “U.S. Federal Income Tax Considerations”.
Listing on Stock Exchanges
The CryptoLogic Common Shares currently trade on the following exchanges: LSE under the symbol “CRP”, NASDAQ under the symbol CRYP and TSX under the symbol “CRY”. As a condition of the Transaction, CryptoLogic Ireland is seeking to list the Exchangeable Shares on the TSX subject to the satisfaction of its customary requirements, whereupon the CryptoLogic Common Shares will be delisted. CryptoLogic Ireland has applied to list the CryptoLogic Ireland Shares on NASDAQ and on the TSX on the Effective Date. On April 18, 2007, the TSX granted conditional approval for the listing of the CryptoLogic Ireland Shares and the Exchangeable Shares. It is the intention of the parties that the CryptoLogic Ireland Shares will also be listed in substitution for the CryptoLogic Shares on the LSE and on NASDAQ.
Risk Factors
Shareholders should consider a number of risk factors when evaluating the Arrangement. Those risk factors include certain risks related to the business of each of CryptoLogic and CryptoLogic Ireland, which are disclosed in greater detail herein. See “Risk Factors – Risks Associated with the Business of CryptoLogic Ireland”.

GLOSSARY OF TERMS
The following is a glossary of terms used frequently throughout this Circular and the summary hereof.

Affiliate	Has the meaning ascribed thereto in the OBCA.

Ancillary Rights	The Voting Rights, the Automatic Exchange Right and the Exchange Right collectively.

Arrangement	The proposed arrangement under the OBCA, involving CryptoLogic, the Shareholders and the CryptoLogic Ireland Parties on the terms and conditions set out in the Plan of Arrangement whereby CryptoLogic Ireland will acquire through CEC and Callco all of the issued and outstanding Common Shares and Options as described under the heading “The Arrangement – Details of the Arrangement”.

Arrangement Agreement	The arrangement agreement made as of April 20, 2007 between CryptoLogic, CryptoLogic Ireland, CEC and Callco, a copy of which is attached as Schedule “A” to this Circular, as may be amended from time to time.

Arrangement Resolution	The special resolution of the holders of CryptoLogic Shares, approving the Plan of Arrangement as required by the Interim Order.

Articles of Arrangement	The articles of arrangement in the form prescribed under the OBCA to be filed with the Director to give effect to the Arrangement.

Assumed Options	The CryptoLogic Options assumed by CryptoLogic Ireland following completion of the Arrangement, pursuant to the Plan of Arrangement, having the same terms and conditions of CryptoLogic Options.

Automatic Exchange Right	The benefit of the obligations of Callco to effect the automatic exchange of Exchangeable Shares into CryptoLogic Ireland Shares pursuant to the Voting and Exchange Trust Agreement in the event of a CryptoLogic Ireland Liquidation Event.

BCE Code	Means the written Code of Business Conduct and Ethics code adopted by CryptoLogic.

Beneficial Shareholder	A Shareholder holding its CryptoLogic Common Shares through an Intermediary, or otherwise not in its own name.

Beneficiaries	The registered holders, from time to time, of Exchangeable Shares, other than CryptoLogic Ireland and its Affiliates

Board of Directors	The board of directors of CryptoLogic.

Business Day	Any day other than a Saturday, Sunday or holiday in the jurisdiction in which the obligation is to be performed or the notice is to be received.

Call Rights	The Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively.

Callco	CryptoLogic Callco ULC, a wholly-owned subsidiary of CryptoLogic Ireland incorporated as an unlimited liability company under the Nova Scotia

Companies Act.
Canadian Dollar Equivalent	In respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date, the product obtained by multiplying (a) the Foreign Currency Amount by (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the board of directors of CEC to be appropriate for such purpose.

Canadian Resident	A person resident in Canada for the purposes of the ITA.

Canadian Shareholder	A Canadian resident shareholder whose address, as shown in the register of CryptoLogic Common Shares on the day preceding the Effective Date, is in Canada and excluding a U.S. person as that term is defined in Rule 902 of Regulation S under the 1933 Act.

CEC or CryptoLogic Exchange Corporation	Means CryptoLogic Exchange Corporation., an indirect wholly owned subsidiary company of CryptoLogic Ireland incorporated under the OBCA.

CEC Liquidation Amount	Has the meaning ascribed in the Exchangeable Share Provisions, which amount will be satisfied through the issuance and delivery of one CryptoLogic Ireland Share for each Exchangeable Share

CEC Liquidation Call Right	Has the meaning ascribed thereto in the Plan of Arrangement.

CEC Liquidation Date	The effective date of the liquidation, dissolution or winding-up of CEC

Circular	This Management Information Circular as it may be amended from time to time.

Closing	The time and date of the completion of the Arrangement.

Commissions	The securities commissions of the provinces and territories of Canada.

Court	The Superior Court of Justice for Ontario.

CRA	Canada Revenue Agency.

CryptoLogic or Corporation or Company	CryptoLogic Inc.

CryptoLogic Common Share(s) or CryptoLogic Share(s)	The common shares in the capital of CryptoLogic.

CryptoLogic Ireland	CryptoLogic Limited, a company incorporated with limited liability under the laws of Guernsey (with registered number 46770) and with its place of business in Dublin, Ireland.

CryptoLogic Ireland Board	The board of directors of CryptoLogic Ireland.

CryptoLogic Ireland Control Transaction	Has the meaning ascribed thereto in the Exchangeable Share Provisions.

CryptoLogic Ireland Elected Share	Any CryptoLogic Share (the holder of which is a Canadian Shareholder who has elected in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline) transferred to Callco under the Arrangement in exchange for a CryptoLogic Ireland Share or that is deemed to be a CryptoLogic Ireland Elected Share pursuant to section 3.2 (b)of the Plan of Arrangement attached as Schedule 1 to the Arrangement Agreement attached hereto as Schedule “A”.

CryptoLogic Ireland Liquidation Event	Has the meaning ascribed thereto in the Voting and Exchange Trust Agreement.

CryptoLogic Ireland Options and Assumed Options	Means the outstanding stock options of CryptoLogic Ireland to purchase ordinary shares in the capital of CryptoLogic Ireland, issued pursuant to the CryptoLogic Ireland (Post-Arrangement) Employee Option Plan.

CryptoLogic Ireland Parties	CryptoLogic Ireland, Callco and CEC.

CryptoLogic Ireland Shares	The issued and outstanding ordinary shares of CryptoLogic Ireland prior to the completion of the Arrangement.

CryptoLogic Ireland (Post-Arrangement)	CryptoLogic Limited following completion of the Arrangement.

CryptoLogic Ireland (Post-Arrangement) Employee Options Plan	The CryptoLogic Ireland (Post-Arrangement) Employee Incentive Stock Option Plan.

CryptoLogic Ireland (Post-Arrangement) Shares	The issued and outstanding ordinary shares of CryptoLogic Ireland following completion of the Arrangement.

CryptoLogic Options	The outstanding stock options of CryptoLogic to purchase CryptoLogic Common Shares in the capital of CryptoLogic, issued pursuant to CryptoLogic’s Incentive Stock Option Plan (2002), as amended May 11, 2006. Particulars of all outstanding stock options are found under the heading “The Arrangement – Details of the Arrangement”.

Current Market Price	Shall have the meaning ascribed to it in the Exchangeable Share Provisions.

Depositary	Equity Transfer & Trust Company, as Depositary in respect of the exchange of certificates of CryptoLogic Common Shares for certificates evidencing Exchangeable Shares and CryptoLogic Ireland Shares, as the case may be.

Director	The Director appointed under section 278 of the OBCA.

Dissent Rights	Shall have the meaning ascribed thereto in clause 4 of the Plan of Arrangement appended as Schedule 1 to the Arrangement Agreement attached as Schedule “A” hereto.

Dissenting Shareholder	A Shareholder who delivers a Notice of Dissent and validly exercises the right of dissent provided with respect to the Arrangement as described under the heading “Rights of Dissent”.

Effective Date	Means the date or effective date (as applicable) that the Director accepts for filing the Final Order and Articles of Arrangement.

Effective Time	12:01 a.m. (Toronto time) on the Effective Date.

Elected Amount	The amount elected by a Canadian Shareholder to be the proceeds of disposition of the CryptoLogic Common Shares in the election made pursuant to section 85 of the ITA.

Election Deadline	5:00 p.m. (Toronto time) in Toronto and New York and 5:00 p.m. local time in Guernsey at the place of deposit on May 22, 2007.

Exchange	Refers to the exchange of CryptoLogic Shares for CryptoLogic Ireland Shares as described in this Circular under the section “U.S. Federal Income Tax Considerations”.

Exchange Right	Has the meaning ascribed thereto in the Voting and Exchange Trust Agreement.

Exchangeable Shares	The exchangeable shares in the capital of CEC, having substantially the rights, privileges, restrictions and conditions set out in Exhibit “A” to the Plan of Arrangement appended as Schedule 1 to the Arrangement Agreement attached as Schedule “A” hereto.

Exchangeable Share Provisions	The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, to be substantially as set out in Exhibit “A” to the Plan of Arrangement appended as Schedule 1 to the Arrangement Agreement attached as Schedule “A” hereto.

Exchangeable Share Voting Event	Any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of CEC, other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (and as that term is defined in) the Voting and Exchange Trust Agreement.

Exempt Exchangeable Share Voting Event	Any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of CEC in order to approve or disapprove, as applicable, any change to, or in the rights of holders of the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the CryptoLogic Ireland Shares.

Fair Market Value	The average price of CryptoLogic Common Shares for the ten (10) days preceding the Effective Date.

Final Order	The final order of the Court approving the Arrangement.

GAAP	Generally accepted accounting principles of Canada.

Guernsey Law	Means the Companies (Guernsey) Law, 1994 to 1996 (as amended)

Guernsey Co-Transfer Forwarding Agent	Means Guernsey based co-transfer forwarding agent, Capita Registrars (Guernsey) Limited, 2nd Floor, No. 1 Le Truchot, St. Peter Port, Guernsey GY1 4AE, Channel Islands

Governmental Entity	Has the meaning ascribed thereto in the Arrangement Agreement.

Insolvency Event	Means the institution by CEC of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of CEC to the institution of bankruptcy, insolvency or winding-up proceedings against it, on the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including, without limitation, the Companies Creditors Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by CEC to contest in good faith any such proceedings commenced in respect of CEC within thirty (30) days of becoming aware thereof, or the consent by CEC to the filing of any such petition or to the appointment of a receiver, or the making by CEC of a general assignment for the benefit of creditors, or the admission in writing by CEC of its inability to pay its debts generally as they become due, or CEC not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to the Exchangeable Share Provisions.

Interim Order	The interim order of the Court dated April 23, 2007, providing, among other things, for the calling and holding of the Meeting, a copy of which order is attached as Schedule “B” to this Circular.

Intermediary	A bank, trust company, securities dealer or broker and a trustee or administrator of a self-administered registered savings plan, registered retirement income fund, registered education savings plan and similar plans.

IRS	The United States Internal Revenue Service.

Irish Act	The Companies Act of Ireland, 1963 to 2005

Irish Parties	CryptoLogic Ireland, Callco and CEC.

Issued Callco Preferred Shares	Means the ten million (10,000,000) Class A Preferred Shares – Series 1 in the capital of Callco;

ITA	The Income Tax Act (Canada), as amended and the regulations thereunder.

Letter of Transmittal and Election Form	The form of letter of transmittal and election form for use by holders of CryptoLogic Common Shares accompanying this Circular (printed on green paper).

LSE	London Stock Exchange

Management	The senior officers of CryptoLogic.

Material Adverse Effect	Any “material change” or “material fact” (as such terms are defined in the Securities Act (Ontario)) which is or would reasonably be expected to have a material adverse effect on the business, affairs, assets, properties, capitalization, prospects or financial condition of that party and its subsidiaries taken as a whole (including a decision to implement a change made by the directors or senior management of a party to the Arrangement Agreement or any of its subsidiaries).

Meeting	The special meeting of Shareholders to be held on May 24, 2007 to approve, among other things, the Arrangement, and any adjournment or postponement thereof.

Meeting Materials	The Notice of Meeting, this Circular, the instruments of proxy, the Letter of Transmittal and Election Form and other related materials.

NASDAQ	The NASDAQ Global Select Market

NSCA	Means the Nova Scotia Companies Act

NSULC	Means a Nova Scotia unlimited liability company

Notice of Dissent	A validly delivered and written objection to the Arrangement as described under “Rights of Dissent”.

Notice of Meeting	The notice of special meeting of Shareholders dated April 23, 2007.

OBCA	The Business Corporations Act (Ontario).

ordinary shares	The ordinary shares in the capital of CryptoLogic Ireland.

Person	Any individual, body corporate, partnership, joint venture, limited liability company, trust, unincorporated organization, governmental state or agency or political subdivision thereof or other entity recognized by law.

Plan of Arrangement	The plan of arrangement set out as Schedule 1 to the Arrangement Agreement which is attached hereto as Schedule “A” to this Circular, and any amendments thereto.

Record Date	April 16, 2007.

Redemption Call Right	Has the meaning ascribed thereto in the Plan of Arrangement.

Redemption Date	The date, if any, established by the board of directors of CEC for the redemption by CEC of all but not less than all of the outstanding Exchangeable Shares pursuant to the Exchangeable Share Provisions, which date shall be no earlier than the seventh anniversary of the Effective Date unless:
(a)	there are fewer than 10% of the number of Exchangeable Shares outstanding on the Effective Date still outstanding (other than Exchangeable Shares held by the CryptoLogic Ireland and its Affiliates and as such number of shares may be adjusted as deemed appropriate by the board of directors of CEC to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the board of directors of CEC may accelerate such redemption date to such date prior to the seventh anniversary of the Effective Date as they may determine, upon at least sixty (60) days’ prior written notice to the registered holders of the Exchangeable Shares;

(b)	a CryptoLogic Ireland Control Transaction occurs, in which case, provided that the board of directors of CEC determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such CryptoLogic Ireland Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such CryptoLogic Ireland Control Transaction in accordance with its terms, the board of directors of CEC may accelerate the redemption date to such date prior to the seventh anniversary of the Effective Date as they may determine, upon such number of days prior written notice to the registered holders of the Exchangeable Shares as the board of directors of CEC may determine to be reasonably practicable in such circumstances;

(c)	an Exchangeable Share Voting Event is proposed, in which case, provided that the board of directors of CEC has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date), in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event, the redemption date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable Shares to consider the Exchangeable Share Voting Event, and the board of directors of CEC shall give such number of days’ prior written notice of such redemption to the registered holders of the Exchangeable Shares the board of directors of CEC may determine to be reasonably practicable in such circumstances; or

(d)	an Exempt Exchangeable Share Voting Event is proposed and the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the Redemption Date shall be the Business Day following the day of such meeting or other vote on which the holders of the Exchangeable Shares failed to take such action and the board of directors of CEC shall give such number of days’ prior written notice of such redemption to the registered holders of the Exchangeable Shares as the board of directors of CEC may determine to be reasonably practicable in such circumstances, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b), (c) or (d) above to less than 10% of such holders of Exchangeable Shares shall not affect the validity of any such redemption.

Redemption Price	Has the meaning ascribed thereto in the Exchangeable Share Provisions, which amount will be satisfied through the issuance and delivery of one (1) CryptoLogic Ireland Share for each one (1) Exchangeable Share.

Registrar	Equity Transfer & Trust Company is the registrar of CryptoLogic and Capita Registrar is the registrar of CryptoLogic Ireland.

Retracted Shares	Has the meaning ascribed thereto in the Exchangeable Share Provisions.

Retraction Call Right	Has the meaning ascribed thereto in the Exchangeable Share Provisions.

Retraction Date	Has the meaning ascribed thereto in the Exchangeable Share Provisions.

Retraction Price	Has the meaning ascribed thereto in the Exchangeable Share Provisions, which amount will be satisfied through the issuance and delivery of one (1) CryptoLogic Ireland Share for each one (1) Exchangeable Share.

Retraction Request	Has the meaning ascribed thereto in the Exchangeable Share Provisions.

SEC	The United States Securities and Exchange Commission.

Securities	Collectively, the CryptoLogic Common Shares and CryptoLogic Options

Shareholder(s)	A holder of CryptoLogic Common Shares.

Share Registry	Equity Transfer & Trust Company, Toronto, Canada.

Special Voting Share	A share in the capital stock of CryptoLogic Ireland, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic Ireland matters.

Support Agreement	An agreement to be made between CryptoLogic Ireland, CEC and Callco substantially in the form of Schedule 3 to the Arrangement Agreement appended hereto as Schedule “A”, with such changes thereto as the parties thereto, acting reasonably, may agree.

Tax Election	The joint election required to be made under the ITA by a Canadian Shareholder receiving Exchangeable Shares and CEC to be filed with CRA or the relevant provincial authority in order to obtain a tax deferral.

Tax Exempt	Means a person specified in section 149 of the ITA.

Transaction	The transactions contemplated by the Plan of Arrangement, whereby, among other things, CryptoLogic Ireland becomes, indirectly through its Affiliates, the sole beneficial owner of the CryptoLogic Common Shares outstanding after giving effect to the Arrangement.

Transfer Agent	Equity Transfer & Trust Company, Toronto, Canada.

Trustee	Equity Transfer & Trust Company, Toronto, Canada.

TSX	The Toronto Stock Exchange.

U.S. Co-Transfer Forwarding Agent	Means United States based co-transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York, U.S.A. 10004.

U.K. City Code	Means the U.K City Code on Takeovers and Mergers.

US Code	The U.S. Internal Revenue Code of 1986, as amended.

Voting and Exchange Trust Agreement	An agreement between CryptoLogic Ireland, CEC and the Trustee, substantially in the form and content of Schedule 4 to the Arrangement Agreement appended hereto as Schedule “A”, as the same may be amended pursuant to the terms of the Voting and Exchange Trust Agreement.

Voting Rights	The voting rights attached to the Special Voting Share.

WagerLogic	WagerLogic Limited, a Cyprus based wholly-owned subsidiary of CryptoLogic.

1933 Act	The United States Securities Act of 1933, as amended.

1934 Act	The United States Securities Exchange Act of 1934, as amended.

GENERAL INFORMATION FOR THE MEETING
SOLICITATION OF PROXIES
This Circular is furnished in connection with the solicitation of proxies by and on behalf of the Management of CryptoLogic for use at an Special Meeting of Shareholders to be held at The Sutton Place Hotel, 955 Bay Street, Toronto, Ontario, M5S 2A2, at the hour of 4:30 in the afternoon (Toronto time), on Thursday May 24, 2007 for the purposes set out in the accompanying Notice of Meeting.
Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally by the directors and/or officers of CryptoLogic at nominal cost. Arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the CryptoLogic Common Shares held of record by such persons and CryptoLogic may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation will be borne by CryptoLogic.
The Corporation has retained Georgeson Shareholder Communications Canada Inc. in connection with the solicitation of proxies. For this service, and other advisory services, Georgeson Shareholder Communications Canada Inc. will be paid a fee of up to $50,000 plus out-of-pocket expenses.
APPOINTMENT AND REVOCATION OF PROXIES
The persons named in the enclosed form of proxy are officers or directors of CryptoLogic.
A CRYPTOLOGIC SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF CRYPTOLOGIC, TO REPRESENT HIM AT THE MEETING, MAY DO SO BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE ENCLOSED FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE COMPLETED AND EXECUTED PROXY WITH THE TRANSFER AGENT OF CRYPTOLOGIC, EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4H1 OR DEPOSITING THE COMPLETED PROXY WITH EITHER OF THE FOLLOWING CO-TRANSFER FORWARDING AGENTS: IN EUROPE WITH CAPITA REGISTRARS (GUERNSEY) LIMITED, 2ND FLOOR, NO. 1 LE TRUCHOT, ST. PETER PORT, GUERNSEY GY1 4AE, CHANNEL ISLANDS OR THE UNITED STATES, WITH CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 17 BATTERY PLACE, NEW YORK, NEW YORK, U.S.A. 10004, BY NO LATER THAN THE ELECTION DEADLINE.
A proxy can be executed by the Shareholder or his attorney duly authorized in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.
A Shareholder forwarding one of the enclosed forms of proxy as applicable may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The CryptoLogic Common Shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions, if any, given in the proxy.
In addition to any other manner permitted by law, the proxy may be revoked before it is exercised by instrument in writing executed and delivered in the same manner as the proxy at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used or delivered to the Chair of the Meeting on the day of the meeting or any adjournment thereof prior to the time of voting and upon either such occurrence, the proxy is revoked.

Please note that Shareholders who receive their meeting materials from ADP Proxy Services (“ADP”) must return the proxy forms, once voted, to ADP for the proxy to be dealt with.
DEPOSIT OF PROXY
ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 5:00 P.M. LOCAL TIME ON THE SECOND LAST BUSINESS DAY PRECEDING THE DAY OF THE MEETING, BEING MAY 22, 2007, OR ANY ADJOURNMENT THEREOF, WITH CRYPTOLOGIC OR ITS TRANSFER AGENT, EQUITY TRANSFER & TRUST COMPANY, OR ITS GUERNSEY CO-TRANSFER FORWARDING AGENT OR ITS U.S. CO-TRANSFER FORWARDING AGENT, provided that a proxy may be delivered to the Chair of the Meeting on the day of the meeting or any adjournment thereof prior to the time for voting. A return envelope has been included with this material.
ADVICE TO BENEFICIAL SHAREHOLDERS
Unless the Meeting Materials have been sent to you directly by ADP, even though you hold your Securities through an intermediary, only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, CryptoLogic Common Shares owned by a Beneficial Shareholder are registered either (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the CryptoLogic Common Shares; or (b) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, CryptoLogic has distributed copies of this Circular and the accompanying Notice of Meeting together with the balance of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Beneficial Shareholders. Intermediaries are required to forward the Meeting Materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Shareholders. Generally, Beneficial Shareholders who have not waived the right to receive Meeting Materials will either:
a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the Beneficial Shareholder but which is not otherwise completed. This form of proxy is not required to be signed by the non-registered holder when submitting the proxy because the Intermediary has already signed the form of proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

b)	be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form") which the Intermediary must follow. Typically the Beneficial Shareholder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the Beneficial Shareholder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.
In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the CryptoLogic Common Shares they beneficially own. Should a Beneficial Shareholder, who receives either form of proxy, wish to vote at the Meeting in person, the Beneficial Shareholder should strike out the persons named in the form of proxy and insert the Beneficial Shareholder’s name in the blank space provided. Beneficial Shareholders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.
All references to Shareholders in this Circular and the accompanying instruments of proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

EXERCISE OF DISCRETION BY PROXIES
The persons named in the enclosed forms of proxy for use at the Meeting will vote the Securities in respect of which they are appointed in accordance with the directions of the Shareholders appointing them. IN THE ABSENCE OF SUCH DIRECTIONS, SUCH SECURITIES SHALL BE VOTED “FOR”:
(a)	the approval of the Arrangement; and

(b)	the transaction of such further or other business as may properly come before the said meeting or any adjournment or adjournments thereof.
ALL AS MORE PARTICULARLY DESCRIBED IN THIS CIRCULAR.
The enclosed forms of proxy confers discretionary authority upon the persons named therein with respect to any amendment, variation or other matter to come before the meeting other than the matters referred to in the Notice of Meeting. HOWEVER, IF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS WHICH ARE NOT NOW KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE SECURITIES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
As of the Record Date, namely April 16, 2007, CryptoLogic has 13,900,231 CryptoLogic Common Shares outstanding, each of which carries one (1) vote eligible to be cast in respect of the Arrangement.
Shareholders of record on the Record Date will be entitled either to attend and vote at the Meeting in person the CryptoLogic Common Shares held by them or, provided a completed and executed proxy shall have been delivered to CryptoLogic as described herein, to attend and vote thereat by proxy the CryptoLogic Common Shares held by them. However, if a Shareholder has transferred any CryptoLogic Common Shares after the Record Date and the transferee of such CryptoLogic Common Shares establishes ownership thereof and makes a written demand, not later than ten (10) days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such CryptoLogic Common Shares.
Please be advised that Shareholders must be Shareholders on the Effective Date, not the Record Date, to participate in the Arrangement.
To the knowledge of the Board of Directors and Management of CryptoLogic, there are no parties who beneficially own, directly or indirectly, or exercise control or direction over 10% or more of any class of outstanding voting securities of CryptoLogic as of the date hereof other than as follows:

	Number and		Percentage of
Name of Shareholder	Type of Securities	Percentage of Class	Voting Securities
Mohnish Pabrai	1,897,698	13.65%	13.65%
	CryptoLogic Common Shares

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Except as disclosed in this Circular, no person who has been a director or executive officer of CryptoLogic at any time and their associates and affiliates has any material interest, direct or indirect, by way of beneficial ownership of Securities or otherwise in any of the matters to be acted upon other than as Shareholders in respect of the Arrangement (which interest is the same as all other Shareholders) and the election of directors of CryptoLogic or the appointment of auditors other than certain of the directors of CryptoLogic will be offered directorships of the CryptoLogic Ireland, other than Stephen Taylor respecting compensation adjustments attributable to his relocation to Ireland and an incentive to enable the acquisition of CryptoLogic Ireland Shares.
MATTERS TO BE ACTED UPON
1. THE ARRANGEMENT
Purpose of the Arrangement
The purpose of the Arrangement is to facilitate the indirect acquisition by CryptoLogic Ireland of all of the outstanding CryptoLogic Common Shares. On the completion of the Arrangement, CryptoLogic will become an indirect wholly-owned subsidiary of CryptoLogic Ireland.
CryptoLogic’s move to Ireland will locate its head office closer to the majority of its business clients located in Europe and closer to an environment where on-line gaming is regulated, such as it is in the U.K. Management believes that once CryptoLogic is resident within the European Union, CryptoLogic Ireland will have the opportunity to simplify its operational structure and consolidate some of its support staff, and be closer to its principal Internet network equipment.
CryptoLogic’s Cyprus-based subsidiary WagerLogic provides software and support services to the online gaming industry. The United States passed the Unlawful Internet Gambling Enforcement Act of 2006 (“UIGEA”) on October 13, 2006, making it illegal for financial institutions, credit card companies and payment processors to settle Internet bets. Some of WagerLogic’s largest customers are based in the United Kingdom which has recently enacted legislation regulating online gaming. In addition, WagerLogic recently entered into an agreement with Holland Casino, an agency of the Dutch government, to provide software to run Holland Casino’s virtual casino and poker room over the Internet that is to be licensed by the Government of the Netherlands. The movement towards a more friendly setting will also enable the business to attract with greater ease skilled personnel to manage and develop the specific business sector. Furthermore, Irish corporate tax laws provide a low tax regime for companies trading in Ireland permitting a greater potential concentration and integration of trading operations to be located in Ireland, reducing the impediment of international communications and travel currently used in coordinating activities in many countries throughout the world, which should enable CryptoLogic and its subsidiaries to benefit from this regime.
Background to the Arrangement
CryptoLogic has always recognized the difficulty of servicing the Internet gaming industry from a jurisdiction where the business was not legally sanctioned, and next door to the United States whose legal position was constantly evolving over the years in a negative manner, which, culminated in the passage of the UIGEA in September 2006.
In December 2005 the directors decided to explore a possible move to Ireland and relocate closer to its growing European market base. It had previously directed management to emphasize revenues from non-United States end-users for several years which resulted in almost 70% of its licensing revenue being derived from non-US sources by September 2006, thereby assuring its financial survival after the passage of the UIGEA, unlike several businesses operating in the industry.
In August 2006, CryptoLogic retained the services of the executive search firm,Heidrick & Struggles in the UK, to seek out a new CEO because at the time, the then CEO, Lewis Rose had indicated he could not take up office in Ireland on account of personal reasons. On April 2, 2007 the Corporation announced the appointment of Javaid Aziz to succeed Mr. Rose as its new CEO. Javaid Aziz had served as the Managing Director of IBM in the UK and was with IBM for over 20 years and had gone on to found, build and ultimately sell a new technical services company to Vodafone.
CryptoLogic also engaged the executive search firm, Hanson Green, of the UK, to identify new directors to supplement the new board in Ireland, and as result of their efforts CryptoLogic has recruited three new directors. Tom Byrne is a chartered accountant and worked for 14 years at a brokerage firm in Dublin and rose to the position of head of corporate finance. He was previously a partner of an international accounting firm and is currently the nominee of the Institute of Bankers in Ireland to the Board of the Irish Takeover Panel. Brian Hadfield had worked for 21 years at Unisys Ltd. rising to the position of Managing Director and Vice President of UK Middle East and Africa and India. Wai Ming Yap is a practicing lawyer with Stamford Law Corporation in Singapore and sits on public company boards in Hong Kong and is a specialist in the gaming and leisure law sectors. The successful recruitment of these candidates has reaffirmed CryptoLogic’s belief that the Irish setting is the proper next step for the evolution of the company.
During the past year management has expended increasing amounts of time traveling to Europe and Ireland in connection with the business, confirming to senior management and the directors that the heart of the industry is truly located in Europe and not North America. The Corporation needs to be where the market is in play. The addition of Holland Casino and Parbet which are both European sites amplify that assessment. Consequently, in September 2006 when the US announced the passage of the UIGEA CryptoLogic was prepared for that event.
Proposed Timetable for Arrangement
The anticipated timetable for the completion of the Arrangement and the key dates as proposed are as follows:

Meeting:	May 24, 2007
Final Court Approval:	May 29, 2007
Closing and Effective Date:	June 1, 2007
Theses dates are subject to amendment pursuant to the terms of the Arrangement Agreement. The Effective Date is an anticipated date. CryptoLogic and CryptoLogic Ireland will determine the Effective Date, based on their analysis of when all conditions to the completion of the Arrangement are satisfied or waived by the party entitled to the benefit thereof. Notice of the actual Effective Date will be given to Shareholders through a news release when all conditions to the Arrangement have been met or waived and the Board of Directors is of the view that all elements of the Arrangement will be completed.
Details of the Arrangement
The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is included as Schedule 1 to the Arrangement Agreement, a copy of which is attached as Schedule “A” to this Circular.
On the Effective Date, the following transactions will occur under the Arrangement, beginning at the Effective Time, one immediately after the other:
(a)	Each CryptoLogic Common Share outstanding held by a Canadian Shareholder that is not identified as Tax Exempt at the Effective Time (other than (i) CryptoLogic Common Shares held by a holder who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of its CryptoLogic Common Shares, (ii) CryptoLogic Common Shares held by CryptoLogic Ireland or any subsidiary or affiliate thereof which shall not be exchanged under the Arrangement and shall remain outstanding, and (iii) CryptoLogic Common Shares held by a Canadian Shareholder that duly elects to receive CryptoLogic Ireland Shares) will be transferred by the holder thereof to CEC, in exchange for that number of fully paid and non-assessable non-voting Exchangeable Shares on the basis of one (1) Exchangeable Share for each one (1) CryptoLogic Common Share. Such holders shall be removed from the register of holders of CryptoLogic Common Shares and added to the register of holders of Exchangeable Shares, and CEC will be recorded as the registered holder of the CryptoLogic Common Shares so exchanged and will be the legal and beneficial holder thereof.

(b)	Each holder of a CryptoLogic Ireland Elected Share (other than (i) a holder of CryptoLogic Common Shares who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of its CryptoLogic Common Shares, (ii) CryptoLogic Ireland or any subsidiary or affiliate thereof who shall not exchange CryptoLogic Common Shares under the Arrangement and which shall remain outstanding) will be obligated to transfer to Callco, and Callco will be obligated to acquire from each such holder, the CryptoLogic Ireland Elected Shares held by each such holder in exchange for the transfer by Callco, and the acquisition by each such holder, of the same number of issued, fully paid and non-assessable CryptoLogic Ireland Shares that Callco will acquire pursuant to paragraph (d) below.

(c)	Each holder of a CryptoLogic Common Share outstanding at the Effective Time that is not a Canadian Shareholder or is identified as a Tax Exempt Shareholder (other than (i) a holder of CryptoLogic Common Shares who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of its CryptoLogic Common Shares, (ii) CryptoLogic Ireland or any subsidiary or affiliate thereof who shall not exchange CryptoLogic Common Shares under the Arrangement and which shall remain outstanding) will be obligated to transfer to Callco, and Callco will be obligated to acquire from each such holder, the CryptoLogic Common Shares held by each such holder in exchange for the transfer by Callco, and the acquisition by each such holder, of the same number of issued, fully paid and non-assessable CryptoLogic Ireland Shares that Callco will acquire pursuant to paragraph (d) below.

(d)	Callco will issue to CryptoLogic Ireland ten million (10,000,000) Callco Class A Preferred Shares –Series 1 (the “Issued Callco Preferred Shares”), as fully paid and non-assessable shares, such shares having an aggregate redemption price equal to the aggregate amount of the obligation incurred by Callco to acquire the CryptoLogic Ireland Elected Shares and CryptoLogic Common Shares (collectively, the “Subject CryptoLogic Shares”) in paragraphs (b) and (c) above, respectively, such amount being the aggregate fair market value of the Subject CryptoLogic Shares at the Effective Time, in exchange for CryptoLogic Ireland issuing to Callco such number of CryptoLogic Ireland Shares that is equal in number to the number of the Subject CryptoLogic Shares, as fully paid and non-assessable shares. Callco will be the registered and beneficial holder of such CryptoLogic Ireland Shares so issued and CryptoLogic Ireland will be the registered and beneficial holder of the Issued Callco Preferred Shares.

(e)	Callco will transfer such number of the CryptoLogic Ireland Shares acquired in paragraph (d) above to each holder of a CryptoLogic Ireland Elected Share described in paragraph (b) above equal to the number of Crytologic Ireland Elected Shares owned by each such holder in exchange for the transfer to Callco by each such holder of the Crytologic Ireland Elected Shares owned by it. Each such holder shall be removed from the register of holders of CryptoLogic Shares and added to the register of holders of CryptoLogic Ireland Shares. Callco will be removed from the register of holders of CryptoLogic Ireland Shares and added to the register of holders of CryptoLogic Shares;

(f)	Callco will transfer such number of the CryptoLogic Ireland Shares acquired by it in paragraph (d) above to each holder of a CrytoLogic Common Share described in paragraph (c) above equal to the number of CryptoLogic Common Shares owned by each such holder in exchange for the transfer to Callco by each such holder of the Crytologic Shares owned by it. Each such holder shall be removed from the register of holders of CryptoLogic Shares and added to the register of holders of CryptoLogic Ireland Shares. Callco will be removed from the register of holders of CryptoLogic Ireland Shares and added to the register of holders of CryptoLogic Shares;

(h)	Each CryptoLogic Option outstanding at the Effective Time shall be assumed by CryptoLogic Ireland (hereafter an “Assumed Option") and CryptoLogic shall cease to have any liability in respect thereof. Each CryptoLogic Option shall be converted into one (1) Assumed Option with each Assumed Option exercisable to acquire one (1) CryptoLogic Ireland Share at the same exercise price and expiry date as the CryptoLogic Option being assumed. The Assumed Options issued on the assumption of the CryptoLogic Options will be subject to the terms and conditions of the CryptoLogic Ireland Employee Options Scheme, and shall have substantially similar terms and conditions to the existing CryptoLogic Options. Within thirty (30) Business Days after the Effective Time, CryptoLogic Ireland will deliver to each person who, immediately prior to the Effective Time was a holder of an outstanding CryptoLogic Option, a replacement option agreement evidencing the Assumed Option;

(i)	CryptoLogic Ireland shall issue to and deposit with the Trustee (meaning the trustee appointed pursuant to the Voting and Exchange Trust Agreement) a share in the capital stock of CryptoLogic Ireland described below (“Special Voting Share”), in consideration for the payment to CryptoLogic Ireland of $1.00, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement. The purpose of the Special Voting Share is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic Ireland matters at all shareholder meetings at which holders of CryptoLogic Ireland Shares are entitled to vote, on the basis, at the Effective Time, of the lesser of one vote for each Exchangeable Share outstanding or 23% of the number of CryptoLogic Ireland Shares issued at the Effective Time(excluding those Exchangeable Shares held by CryptoLogic Ireland or any of its direct or indirect subsidiaries), provided that in no event shall the number of votes attributable to the Special Voting Share exceed 18.7% of the total number of rights to vote at meetings at which holders of CryptoLogic Ireland Shares are entitled to vote. Pursuant to these terms, the Special Voting Share may represent fewer voting rights on a per share basis than the number of Exchangeable Shares issued at the Effective Time in exchange for CryptoLogic Shares. These terms of the Special Voting Share are intended to facilitate qualification of the exchange of CryptoLogic Shares for CryptoLogic Ireland Shares as a tax-deferred exchange under U.S. federal income tax laws for U.S. holders, who hold a majority of the outstanding CryptoLogic Shares. It should be noted, however, that other requirements for a tax-deferred exchange must also be satisfied and that qualification as a tax-deferred exchange is not free from doubt (see “U.S. Federal Income Tax Considerations”). Following the Effective Time, the rights to vote of the Exchangeable Shares shall be automatically adjusted downward from time to time in direct proportion to the number of Exchangeable Shares surrendered to CEC in exchange for CryptoLogic Ireland Shares. The amount of each such downward adjustment per Exchangeable Share surrendered will be equal to the fraction of a vote attributable to each Exchangeable Share as determined by the formula described above;

(j)	Each CryptoLogic Common Share held by a Dissenting Shareholder will be deemed to be transferred to CryptoLogic and will be immediately cancelled, and such Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of his or her CryptoLogic Common Shares. See “Rights of Dissent”; and

(k)	The Arrangement shall become effective at the Effective Time on the Effective Date.

(l)	The CryptoLogic Ireland Parties and the Trustee will execute the Voting and Exchange Trust Agreement and the Support Agreement as applicable.

Information Concerning CEC and Callco
          CEC
CryptoLogic Exchange Corporation is a direct wholly-owned subsidiary of Callco (and thus an indirect wholly-owned subsidiary of CryptoLogic Ireland). CEC was incorporated under the OBCA on March 30, 2007 for the purpose of implementing the Arrangement. Articles of Amendment were filed on April 20, 2007 creating the Exchangeable Shares. CEC’s only material assets upon completion of the Arrangement will be CryptoLogic Common Shares. CEC’s registered office is located at 220 Bay Street, Suite 700, Toronto, Ontario, M5J 2W4.
          CEC Share Capital
The following summary of certain provisions of CEC’s share capital describes all material provisions of CEC’s share capital, but does not purport to be complete and is subject to, and qualified in its entirety by, CEC’s articles, the disclosure elsewhere in this Circular and by the provisions of applicable law. The terms of the Exchangeable Shares are attached as a schedule to the Arrangement Agreement which is appended to this Circular as Schedule “A”.
CEC’s authorized capital includes an unlimited number of common shares. All of the outstanding common shares of CEC are held by Callco. See heading “Information Concerning CryptoLogic Exchange Corporation” for particulars of the rights associated with the common shares of CEC. In addition, CEC is authorized to issue an unlimited number of Exchangeable Shares.
The Exchangeable Shares will be substantially the economic equivalent of the CryptoLogic Ireland (Post-Arrangement) Shares that a Shareholder would have received if the holder had elected to receive CryptoLogic Ireland Shares under the terms of the Arrangement. Holders of Exchangeable Shares will also receive, through a voting trust, and the Special Voting Share, the right to vote on CryptoLogic Ireland matters on the basis, at the Effective Time, of the lesser of one vote for each Exchangeable Share outstanding or 23% of the number of CryptoLogic Ireland Shares issued at the Effective Time (excluding those Exchangeable Shares held by CryptoLogic Ireland or any of its direct or indirect subsidiaries), provided that in no event shall the number of votes attributable to the Special Voting Share exceed 18.7% of the total number of rights to vote at meetings at which holders of CryptoLogic Ireland Shares are entitled to vote. These voting rights are subject to automatic downward adjustment in direct proportion to the number of Exchangeable Shares surrendered to CEC in exchange for CryptoLogic Ireland Shares.
The Exchangeable Shares will be redeemable at any time, at the option of the holder, on a one-for-one basis for CryptoLogic Ireland Shares. As part of the Arrangement, CryptoLogic Ireland, CEC and the Trustee will enter into the Voting and Exchange Trust Agreement under which the Trustee will be granted specified rights and will agree to specified obligations for the benefit of the holders of the Exchangeable Shares. In addition, CryptoLogic Ireland, CEC and Callco will enter into the Support Agreement under which, among other things, CryptoLogic Ireland will agree to support the obligations of CEC and Callco with respect to the Exchangeable Shares. The tax consequences of receiving or holding Exchangeable Shares may differ significantly from the tax consequences of receiving or holding CryptoLogic Ireland Shares depending on the particular circumstances of the holder. A Shareholder who is a Canadian Resident or a partnership each member of which is a Canadian Resident, should consider carefully the tax consequences in determining whether to elect to receive Exchangeable Shares or CryptoLogic Ireland Shares. A Canadian Shareholder other than a Tax Exempt Shareholder who does not provide properly completed documents to the Depositary by the Election Deadline will receive Exchangeable Shares. See “Canadian Federal Income Tax Considerations”.
          Callco
CryptoLogic Callco ULC (“Callco”) is a wholly-owned subsidiary of CryptoLogic Ireland incorporated as an unlimited liability company under the NSCA (“NSULC”) on April 13, 2007. Callco’s registered office is located at Suite 1300, Purdy’s Wharf Tower II, 1969 Upper Water Street, Halifax, Nova Scotia. Callco will hold certain rights related to the Exchangeable Shares. Following the Effective Date, Callco will not carry on any business except in connection with its role with respect to the Exchangeable Shares issued in connection with the Arrangement.

Retraction, Redemption, Call Rights and Purchase for cancellation of the Exchangeable Shares
          Retraction of Exchangeable Shares
Subject to the exercise by Callco of its Retraction Call Right, holders of Exchangeable Shares will be entitled at any time following the Effective Time to retract (i.e., require CEC to redeem) any or all of the Exchangeable Shares held by such holder for an amount per share equal to the Retraction Price which will be satisfied by the delivery of one CryptoLogic Ireland Share. Holders of Exchangeable Shares may effect such retraction by presenting a certificate or certificates to the Transfer Agent representing the number of Exchangeable Shares the holder desires to retract together with a duly executed Retraction Request indicating the number of Exchangeable Shares the holder desires to retract and the Retraction Date upon which the holder desires to receive the Retraction Price, and such other documents as may be required to effect the retraction of the Retracted Shares. The retraction of Retracted Shares shall not affect the obligation of CEC to pay dividends declared on the Retracted Shares prior to the date of their retraction.
When a holder requests CEC to redeem Retracted Shares, Callco will have an overriding Retraction Call Right to purchase on the Retraction Date all but not less than all of the Retracted Shares, at a purchase price per share equal to the Retraction Price plus, on the designated payment date therefor, to the extent not paid by CEC, the applicable dividend amount, if any. To the extent that Callco pays the applicable dividend amount, if any in respect of the Retracted Shares, CEC shall no longer be obligated to pay any declared and unpaid dividends on such Retracted Shares. Upon receipt of a Retraction Request, CEC will immediately notify Callco. Callco must then advise CEC within five (5) Business Days as to whether the Retraction Call Right will be exercised. If Callco does not so advise CEC, CEC will notify the holder as soon as possible thereafter that Callco will not exercise the Retraction Call Right. If Callco advises CEC that Callco will exercise the Retraction Call Right within such five (5) Business Day period, then, provided the Retraction Request is not revoked by the holder as described below, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Callco in accordance with the Retraction Call Right.
A holder may revoke its Retraction Request, in writing, at any time prior to the close of business on the Business Day immediately preceding the Retraction Date, in which case the Retracted Shares will neither be purchased by Callco nor be redeemed by CEC. If the holder does not revoke its Retraction Request, then on the Retraction Date the Retracted Shares will be purchased by Callco or redeemed by CEC, as the case may be, in each case as set out above. CEC or Callco, as the case may be, will deliver or cause the Transfer Agent to deliver (i) certificates, representing the aggregate number of CryptoLogic Ireland Shares to which the holder is entitled, registered in the name of the holder or in such other name as the holder may request, and (ii) if applicable, a cheque for the aggregate applicable dividend amount, if any to the holder at the address recorded in the securities register or at the address specified in the holder’s Retraction Request or by holding the same for pick up by the holder at the registered office of CEC or the office of the Transfer Agent as specified by CEC, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom.
Pursuant to the terms of the Exchangeable Shares, the Retraction Date will be between ten (10) to fifteen (15) Business Days after the Retraction Request is received. During this time, the market price of the CryptoLogic Ireland Shares may increase or decrease. Any such increase or decrease would affect the value of the CryptoLogic Ireland Shares to be received by the holder on the Retraction Date.
If, as a result of solvency requirements, as set out in the Support Agreement or applicable law, CEC is not permitted to redeem all Retracted Shares tendered by a retracting holder, and provided Callco has not exercised its Retraction Call Right with respect to such Retracted Shares, CEC will redeem only those Retracted Shares tendered by the holder as would not be contrary to the solvency requirements or applicable law and, the Trustee, on behalf of the holder of any Retracted Shares not so redeemed by CEC, will exercise the Exchange Right and will require CryptoLogic Ireland to purchase such Retracted Shares on the Retraction Date pursuant to the exercise of the Exchange Right.

          Redemption of Exchangeable Shares
Subject to applicable law and the exercise by Callco of the Redemption Call Right, on the Redemption Date CEC will redeem all but not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the Redemption Price plus, on the designated payment date thereof, all declared and unpaid dividends on each Exchangeable Share held by a holder on any dividend record date which occurred prior to the Redemption Date. The Redemption Date will be established by the board of directors of CEC but will not be earlier than the seventh (7th) anniversary of the Effective Date except in the circumstances described below under “Matters to Be Acted Upon –The Arrangement — Retraction, Redemption, Call Rights and Purchase for Cancellation of Exchangeable Shares -Early Redemption”. CEC will, at least sixty (60) days prior to the Redemption Date, or such number of days as the board of directors of CEC may determine to be reasonably practicable under the circumstances in respect of a Redemption Date arising in connection with a CryptoLogic Ireland Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, provide the registered holders of Exchangeable Shares with written notice of the proposed redemption of the Exchangeable Shares by CEC or the purchase of the Exchangeable Shares by Callco pursuant to the Redemption Call Right described below.
On or after the Redemption Date and provided Callco has not exercised its Redemption Call Right, upon the holder’s presentation and surrender of the certificates representing the Exchangeable Shares and such other documents as may be required at the office of the Transfer Agent or the registered office of CEC, CEC will deliver the Redemption Price plus the aggregate amount of any declared and unpaid dividends to such holder by mailing certificates, representing the aggregate number of CryptoLogic Ireland Shares to which the holder is entitled, registered in the name of the holder or such other name as the holder may request and, if applicable, a cheque for the aggregate amount of such declared and unpaid dividends to the holder at the address of the holder recorded in the securities register or by holding the same for pick up by the holder at the registered office of CEC or the office of the Transfer Agent as specified in the written notice of redemption, in each case, less any amounts withheld on account of tax required to be deducted and withheld therefrom.
Callco will have an overriding Redemption Call Right to purchase on the Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the CryptoLogic Ireland and its Affiliates) for an amount per share equal to the Redemption Price plus all declared and unpaid dividends, if any. Upon the exercise of the Redemption Call Right, holders will be obligated to sell their Exchangeable Shares to Callco. If Callco exercises the Redemption Call Right, CEC’s right and obligation to pay any declared and unpaid dividends in respect of the Exchangeable Shares so purchased by Callco will be fully satisfied by the payment by Callco of such amount.
          Early Redemption
In certain circumstances, CEC has the right to require a redemption of the Exchangeable Shares prior to the seventh anniversary of the Effective Date. An early redemption may occur upon (i) there being fewer than 10% of the initial number of Exchangeable Shares outstanding on the Effective Date still outstanding (other than Exchangeable Shares held by CryptoLogic Ireland and its Affiliates and subject to certain “anti-dilution” adjustments described in the Exchangeable Share Provisions); (ii) the occurrence of a CryptoLogic Ireland Control Transaction; (iii) a proposal for an Exchangeable Share Voting Event; or (iv) the failure to approve or disapprove, as applicable, an Exempt Exchangeable Share Voting Event.
A CryptoLogic Ireland Control Transaction means any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving CryptoLogic Ireland, or any proposal to do so. If, prior to the seventh anniversary of the Effective Date, a CryptoLogic Ireland Control Transaction occurs, provided that the board of directors of CEC determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such CryptoLogic Ireland Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such CryptoLogic Ireland Control Transaction in accordance with its terms, the board of directors of CEC may accelerate the Redemption Date to such date prior to the seventh anniversary of the Effective Date as the board of directors of CEC may determine, upon such number of days prior written notice to the registered holders of Exchangeable Shares as the board of directors of CEC may determine to be reasonably practicable in such circumstances.

An Exchangeable Share Voting Event means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of CEC (for example, a sale of all or substantially all of the assets of CEC where the Exchangeable Shares would be affected differently from any other class of shares of CEC), other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excludes any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under the Voting and Exchange Trust Agreement. If, prior to the seventh anniversary of the Effective Date, an Exchangeable Share Voting Event is proposed, provided that the board of directors of CEC has determined in good faith and in its sole discretion that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event, the Redemption Date shall be the Business Day prior to the record date for any meeting or vote of the holders of Exchangeable Shares to consider the Exchangeable Share Voting Event and the board of directors of CEC shall give such number of days’ prior written notice of such redemption to the registered holders of Exchangeable Shares as the board of directors of CEC may determine to be reasonably practicable in such circumstances.
An Exempt Exchangeable Share Voting Event means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of CEC in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of Exchangeable Shares and the CryptoLogic Ireland Shares. If, prior to the seventh anniversary of the Effective Date, an Exempt Exchangeable Share Voting Event is proposed and the holders of Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, the Redemption Date shall be the Business Day following the day on which the holders of Exchangeable Shares failed to take such action.
          Purchase for Cancellation
Subject to applicable law, CEC may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted.
Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares and Withholding Rights
On the Effective Date, CryptoLogic Ireland, CEC and the Trustee will enter into the Voting and Exchange Trust Agreement in substantially the form attached hereto as Schedule 4 to the Arrangement Agreement which is attached as Schedule “A” to this Circular.
          Voting Rights with Respect to CEC
Except as required by law, the Support Agreement, the Voting and Exchange Trust Agreement, and by Article 10 of the Exchangeable Share Provisions, the holders of Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of shareholders of CEC or to vote at any such meeting (see “Amendment and Approval of Exchangeable Shares” below).
          Voting Rights with Respect to CryptoLogic Ireland
Pursuant to the Voting and Exchange Trust Agreement, on the Effective Date, CryptoLogic Ireland will issue the Special Voting Share to the Trustee for the benefit of the registered holders (other than CryptoLogic Ireland and its Affiliates) of the Exchangeable Shares (the “Beneficiaries”). At the Effective Time, the Special Voting Share will have the number of votes, which may be cast at any meeting at which holders of CryptoLogic Ireland Shares are entitled to vote, on the basis of at the Effective Time, the lesser of one vote for each Exchangeable Share outstanding or 23% of the number of CryptoLogic Ireland Shares issued at the Effective Time (excluding those Exchangeable Shares held by CryptoLogic Ireland or any of its direct or indirect subsidiaries), provided that in no event shall the number of votes attributable to the Special Voting Share exceed 18.7% of the total number of rights to vote at meetings at which holders of CryptoLogic Ireland Shares are entitled to vote. Pursuant to these terms, the Special Voting Share may represent fewer voting rights on a per share basis than the number of Exchangeable Shares issued at the Effective Time in exchange for CryptoLogic Shares. These terms of the Special Voting Share are intended to facilitate qualification of the exchange of CryptoLogic Shares for CryptoLogic Ireland Shares as a tax-deferred exchange under U.S. federal income tax laws for U.S. holders, who hold a majority of the outstanding CryptoLogic Shares. It should be noted, however, that other requirements for a tax-deferred exchange must also be satisfied and that qualification as a tax-deferred exchange is not free from doubt (see “U.S. Federal Income Tax Considerations”). Following the Effective Time, the rights to vote of the Exchangeable Shares shall be automatically adjusted downward from time to time in direct proportion to the number of Exchangeable Shares surrendered to CEC in exchange for CryptoLogic Ireland Shares. The amount of each such downward adjustment per Exchangeable Share surrendered will be equal to the fraction of a vote attributable to each Exchangeable Share as determined by the formula described above.
Each Beneficiary on the record date for any meeting at which holders of CryptoLogic Ireland Shares are entitled to vote will be entitled to instruct the Trustee to exercise those votes attached to the Special Voting Share for each Exchangeable Share held by such Beneficiary. The Trustee will exercise (either by proxy or in person) each vote attached to the Special Voting Share only as directed by the relevant Beneficiary and, in the absence of instructions from a Beneficiary as to voting, will not exercise such votes. A Beneficiary may, upon instructing the Trustee, obtain a proxy from the Trustee entitling the Beneficiary to vote directly, at the relevant meeting, the votes attached to the Special Voting Share to which the Beneficiary is entitled.
The Trustee will use reasonable efforts to mail or otherwise send to holders of Exchangeable Shares the notice of each meeting at which the holders of CryptoLogic Ireland Shares are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, such mailing or sending to commence on the same day as CryptoLogic Ireland mails or otherwise sends such notice and materials to the holders of CryptoLogic Ireland Shares. The Trustee will also send to the holders of Exchangeable Shares copies of all information statements, interim and annual financial statements, reports and other materials sent by CryptoLogic Ireland to the holders of CryptoLogic Ireland Shares at the same time as such materials are sent to the holders of CryptoLogic Ireland Shares. To the extent such materials are provided to the Trustee by CryptoLogic Ireland, the Trustee will also send to the holders of Exchangeable Shares all materials sent by third parties to holders of CryptoLogic Ireland Shares, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are delivered to the Trustee. The Trustee will also make available for inspection by any registered holder of Exchangeable Shares, at the Trustee’s principal office, in the City of Toronto, copies of all materials that are received by the Trustee as the registered holder of the Special Voting Share and made available by CryptoLogic Ireland generally to the holders of CryptoLogic Ireland Shares or specifically directed to registered holders of Exchangeable Shares or to the Trustee for the benefit of registered holders of Exchangeable Shares by CryptoLogic Ireland.
All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Share will cease upon the exchange (whether by redemption, retraction or liquidation, or through the exercise of the related Call Rights, the Exchange Right or the Automatic Exchange Right) of such Exchangeable Shares for CryptoLogic Ireland Shares.
          Dividend Rights
Holders of Exchangeable Shares will be entitled to receive, subject to applicable law, dividends: (i) in the case of a cash dividend declared on the CryptoLogic Ireland Shares, in an amount in cash for each Exchangeable Share corresponding to the cash dividend declared on each CryptoLogic Ireland Share; (ii) in the case of a stock dividend declared on the CryptoLogic Ireland Shares to be paid in CryptoLogic Ireland Shares, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of CryptoLogic Ireland Shares to be paid on each CryptoLogic Ireland Share; or (iii) in the case of a dividend declared on the CryptoLogic Ireland Shares in property other than cash or CryptoLogic Ireland Shares, in such type and amount of property as is the same as, or economically equivalent to (as determined by CEC’s board of directors in good faith and in its sole discretion) the type and amount of property declared as a dividend on each CryptoLogic Ireland Share. Cash dividends on the Exchangeable Shares are payable in United States currency or the Canadian Dollar Equivalent thereof, at the option of

CEC. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as the relevant dates for the corresponding dividends on the CryptoLogic Ireland Shares.
          Liquidation Rights with Respect to CEC
In the event of the liquidation, dissolution or winding-up of CEC or any other proposed distribution of the assets of CEC among its shareholders for the purpose of winding-up its affairs, each holder of Exchangeable Shares will have, subject to applicable law, preferential rights to receive from CEC for each Exchangeable Share held by such holder the CEC Liquidation Amount plus the amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the CEC Liquidation Date. Upon the occurrence of such liquidation, dissolution or winding-up, Callco will have an overriding CEC Liquidation Call Right to purchase all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by the CryptoLogic Ireland or its Affiliates) from the holders thereof on the CEC Liquidation Date for an amount per share equal to the CEC Liquidation Amount plus any applicable dividend amount. In the event that Callco exercises its CEC Liquidation Call Right and pays the applicable dividend amount, if any, the right of the holder of the Exchangeable Shares so purchased to receive declared and unpaid dividends from CEC shall be fully satisfied and discharged.
Upon the occurrence and during the continuance of an Insolvency Event, a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring CryptoLogic Ireland to purchase such Exchangeable Shares from the holder. As soon as practicable following the occurrence of an Insolvency Event or any event which may, with the passage of time and/or the giving of notice, become an Insolvency Event, CEC and CryptoLogic Ireland will give written notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will notify each holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the Exchange Right. The purchase price payable by CryptoLogic Ireland for each Exchangeable Share purchased under the Exchange Right will be satisfied by the issuance of one (1) CryptoLogic Ireland Share plus, to the extent not paid by CEC on the designated payment date thereof, the amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the closing of such purchase and, upon receipt of such amount, the holder shall no longer be entitled to receive any declared and unpaid dividends from CEC.
          Liquidation Rights with Respect to the CryptoLogic Ireland
In order for the holders of Exchangeable Shares to participate on a pro rata basis with the holders of CryptoLogic Ireland Shares, on the third Business Day prior to the effective date of a CryptoLogic Ireland Liquidation Event, each Exchangeable Share will, pursuant to the Automatic Exchange Right, automatically be exchanged for an equivalent number of CryptoLogic Ireland Shares plus, to the extent not paid by CEC on the designated payment date thereof, the amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of such exchange and, upon receipt of the amount of such declared and unpaid dividends, the right of the holder of Exchangeable Shares to receive declared and unpaid dividends from CEC shall be fully satisfied and discharged. Upon a holder’s request and surrender of Exchangeable Share certificates, duly endorsed in blank and accompanied by such instruments of transfer as CryptoLogic Ireland may reasonably require, CryptoLogic Ireland will deliver to such holder certificates representing an equivalent number of CryptoLogic Ireland Shares, plus a cheque for the amount of such dividends, if any, for the Exchangeable Shares exchanged by such holder pursuant to the Automatic Exchange Right. For a description of certain CryptoLogic Ireland obligations with respect to the dividend and liquidation rights of the holders of Exchangeable Shares, see “Matters to Be Acted Upon at the Meeting — The Arrangement — Support Agreement”.
          Withholding Rights
CryptoLogic Ireland, CEC, and the Transfer Agent will be entitled to deduct and withhold from any dividends or consideration otherwise payable to any holder of Exchangeable Shares or CryptoLogic Ireland Shares such amounts as CryptoLogic Ireland, CEC, or the Transfer Agent are required or permitted to deduct and withhold with respect to such payment under the ITA, the U. S. Code, Irish tax laws or any provision of provincial, state, local or foreign tax law. Any amounts so withheld will be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the amount otherwise payable to the holder, CryptoLogic Ireland, CEC and the Transfer Agent may sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to CryptoLogic Ireland, CEC or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement. CryptoLogic Ireland, CEC or the Transfer Agent must notify the holder of any such sale and remit to such holder any unapplied balance of the net proceeds of such sale.
Ranking of Exchangeable Shares
The Exchangeable Shares will be entitled to a preference over the common shares and any other shares of CEC ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of CEC, whether voluntary or involuntary, or any other distribution of the assets of CEC among its shareholders for the purpose of winding-up its affairs. See “Information Concerning CryptoLogic Exchange Corporation – Share Capital Matters”.
Certain Restrictions on the Exchangeable Shares
CEC will not without the approval of the holders of Exchangeable Shares as set forth below under “Amendment and Approval of Exchangeable Shares”:
(a)	pay any dividends on the common shares of CEC, or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares of CEC or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)	redeem, purchase or make any capital distribution in respect of the common shares of CEC or any other shares ranking junior to the Exchangeable Shares;

(c)	redeem or purchase any other shares of CEC ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any other liquidation or distribution; or

(d)	issue any Exchangeable Shares or any other shares of CEC ranking equally with, or superior to, the Exchangeable Shares other than by way of stock dividends to the holders of such Exchangeable Shares.
The restrictions in paragraphs (a), (b), (c) and (d) above will not apply at any time when the dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid on the CryptoLogic Ireland Shares have been declared and paid in full.
Amendment to and Approval of Holders of Exchangeable Shares
The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders thereof together with such other approvals as would be required under the OBCA. Any such approval or any other approval or consent to be given by the holders of Exchangeable Shares will be deemed to have been sufficiently given in accordance with applicable law subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of the holders of Exchangeable Shares duly called and held at which holders of at least 25% of the outstanding Exchangeable Shares are present or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than five (5) days later) as may be designated by the Chairman of such meeting. At such adjourned meeting, the holders of Exchangeable Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution will constitute the approval or consent of the holders of Exchangeable Shares.

Support Agreement
Pursuant to the Support Agreement, which will be entered into and become binding on the parties as of the Effective Date, CryptoLogic Ireland will make the following covenants in favour of CEC and Callco for so long as any Exchangeable Shares (other than Exchangeable Shares owned by CryptoLogic Ireland or its Affiliates) remain outstanding:
(a)	CryptoLogic Ireland will not declare or pay dividends on CryptoLogic Ireland Shares unless CEC is able to declare and pay and simultaneously declares and pays, as the case may be, an equivalent dividend on the Exchangeable Shares;

(b)	CryptoLogic Ireland will advise CEC in advance of the declaration of any dividend on the CryptoLogic Ireland Shares and ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as that for the corresponding dividend on CryptoLogic Ireland Shares;

(c)	CryptoLogic Ireland will ensure that the record date for any dividend declared on CryptoLogic Ireland Shares is not less than ten (10) Business Days after the declaration date of such dividend;

(d)	CryptoLogic Ireland will take all actions and do all things reasonably necessary or desirable by way of contribution of capital or otherwise to enable and permit CEC, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the applicable CEC Liquidation Amount, Redemption Price or Retraction Price in the event of a liquidation, dissolution or winding-up of CEC, a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by CEC;

(e)	CryptoLogic Ireland will take all actions and do all things reasonably necessary or desirable to enable and permit Callco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Call Rights, including the delivery of CryptoLogic Ireland Shares in accordance with the provisions of the applicable Call Right; and

(f)	CryptoLogic Ireland will not (and will ensure that Callco and its Affiliates do not) exercise its vote as a shareholder of CEC to initiate the voluntary liquidation, dissolution or winding-up of CEC (or any other distribution of the assets of CEC among its shareholders for the purpose of winding-up its affairs) nor take any action or omit to take any action (and will not permit Callco or any of its Affiliates to take any action or omit to take any action) that is designed to result in the liquidation, dissolution, or winding-up of CEC or any other distribution of the assets of CEC among its shareholders for the purpose of winding-up its affairs.
The Support Agreement and Exchangeable Share Provisions provide that, without the prior approval of CEC and the holders of the Exchangeable Shares as described above under the heading “Matters to Be Acted Upon at the Meeting -The Arrangement-Amendment and Approval”, CryptoLogic Ireland will not issue or distribute additional CryptoLogic Ireland Shares, securities exchangeable for or convertible into or carrying the rights to acquire CryptoLogic Ireland Shares or rights, options or warrants to subscribe therefore, or other assets to all or substantially all of the holders of CryptoLogic Ireland Shares, nor change the CryptoLogic Ireland Shares, unless the same or an economically equivalent distribution of or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. The CEC board of directors is conclusively empowered to determine in good faith and in its sole discretion whether any corresponding distribution of or change to the Exchangeable Shares is the same as or economically equivalent to any proposed distribution of or change to CryptoLogic Ireland Shares. In the event of any proposed tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to and in connection with which the Exchangeable Shares are not redeemed by CEC or purchased by Callco pursuant to the Redemption Call Right, CryptoLogic Ireland will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the holders of CryptoLogic Ireland Shares.
CEC is required to notify CryptoLogic Ireland and Callco of the occurrence of certain events, such as the liquidation, dissolution or winding-up of CEC, and CEC’s receipt of a Retraction Request from a holder of Exchangeable Shares.

Under the Support Agreement, CryptoLogic Ireland has agreed not to exercise any voting rights attached to the Exchangeable Shares owned by it or any of its Affiliates, including Callco, on any matter considered at meetings of holders of Exchangeable Shares. In addition, CryptoLogic Ireland has undertaken to waive, and cause its Affiliates to waive, any dividends declared on the Exchangeable Shares which might be payable to CryptoLogic Ireland and its Affiliates. CryptoLogic Ireland has also agreed to use its reasonable efforts to enable CEC to maintain a listing for the Exchangeable Shares on the TSX. CryptoLogic Ireland has also agreed that the CryptoLogic Ireland will take all reasonably necessary or desirable actions to ensure that CryptoLogic Ireland Shares delivered on the exchange of Exchangeable Shares will be freely tradeable on the LSE and NASDAQ.
With the exception of administrative changes for the purpose of adding covenants which are not prejudicial to the holders of Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of CryptoLogic Ireland, CEC and Callco are of the opinion that such amendments are not prejudicial to the rights or interests of the holders of Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of Exchangeable Shares as set forth above under “Matters to Be Acted Upon at the Meeting- The Arrangement- Amendment and Approval of Exchangeable Shares”.
Recommendation of the Board of Directors
The Board of Directors has reviewed the terms and conditions of the Arrangement and concluded that the terms thereof are fair and reasonable to, and in the best interests of, the Shareholders. The Board of Directors approved the Arrangement by way of a unanimous resolution dated April 12, 2007 subject to obtaining all required regulatory and shareholder approvals.
The decision of the Board of Directors was reached after consideration of a number of factors, including the following:
(a)	CryptoLogic’s move to Ireland will locate its head office closer to the majority of its business clients located in Europe and closer to an environment where on-line gaming is regulated, such as it is in the U.K. Management believes that once CryptoLogic is resident within the European Union, CryptoLogic Ireland will have the opportunity to simplify its operational structure and consolidate some of its support staff, and be closer to its principal Internet network equipment.

(b)	CryptoLogic’s Cyprus-based subsidiary WagerLogic provides software and support services to the online gaming industry. The United States passed the Unlawful Internet Gambling Enforcement Act of 2006 (“UIGEA”) on October 13, 2006, making it illegal for financial institutions, credit card companies and payment processors to settle Internet bets. Some of WagerLogic’s largest customers are based in the United Kingdom which has recently enacted legislation regulating online gaming. In addition, WagerLogic recently entered into an agreement with Holland Casino, an agency of the Dutch government, to provide software to run Holland Casino’s virtual casino and poker room over the Internet that is to be licensed by the Government of the Netherlands. The movement towards a more friendly setting will also enable the business to attract with greater ease skilled personnel to manage and develop the specific business sector. Furthermore, Irish corporate tax laws provide a low tax regime for companies trading in Ireland permitting a greater potential concentration and integration of trading operations to be located in Ireland, reducing the impediment of international communications and travel currently used in coordinating activities in many countries throughout the world, which should enable CryptoLogic and its subsidiaries to benefit from this regime;

(c)	Management believes that by moving to Ireland, CryptoLogic Ireland will become closer to the majority of its business clients located in Europe, and closer to an environment where in many countries, regulation of on-line gaming has been enacted;

(d)	CryptoLogic and its subsidiaries effective tax rate is highly sensitive to the amount and proportion of income earned in the various tax jurisdictions in any given year. In 2007, one time non deductible expenses associated with the reorganization will increase CryptoLogic and its subsidiaries effective rate of tax. Management currently anticipates that this rate will rise from historical levels of 15% to approximately 21% in 2007. Management expects that the effective rate of tax for CryptoLogic and its subsidiaries should approximate historical levels in the latter part of 2008;

(e)	Canadian resident holders of common shares who are not Tax Exempt will be entitled to receive Exchangeable Shares and file a joint election with CEC to do so on a tax-deferred basis under the ITA;

(f)	Historical market prices and trading patterns for the CryptoLogic Common Shares;

(g)	The likelihood the Arrangement would be completed;

(h)	The terms of the Arrangement Agreement;

(i)	The requirement that the Arrangement be approved by 66 2/3% of the votes cast at the Meeting by all Shareholders voting as a single class and 66 2/3% of the votes cast at the meeting by all Shareholders;

(j)	The procedures by which the Arrangement is to be approved, including the requirement to obtain the approval of the Court and the Shareholders; and

(k)	The availability of rights of dissent to the Shareholders in accordance with the provisions of the OBCA.
The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Board of Directors. In addition, in reaching the determination to approve and recommend the Arrangement, the Board of Directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors. The Board of Directors recognize there are certain risks associated with the Arrangement. However the Board of Directors believes that the positive factors should outweigh those risks, although there can be no assurances in that regard. See “Risk Factors – Risks Associated with the Arrangement”.
THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND DETERMINED THAT UNDERTAKING THE ARRANGEMENT IS IN THE BEST INTERESTS OF CRYPTOLOGIC AND ITS SHAREHOLDERS AND IS FAIR TO ALL SHAREHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT ALL SHAREHOLDERS VOTE FOR AND IN FAVOUR OF THE ARRANGEMENT THEREBY APPROVING THE IMPLEMENTATION OF THE ARRANGEMENT.
Procedure for the Arrangement to Become Effective
The Arrangement is proposed to be carried out pursuant to Section 182 of the OBCA, and the following procedural steps must be taken in order for the Arrangement to become effective:
(a)	the Court must grant the Final Order approving the Arrangement;

(b)	all conditions precedent to the Arrangement, including without limitation those contained in the Arrangement Agreement, must be satisfied; and

(c)	the Articles of Arrangement must be filed with and accepted by the Director.

Shareholder Approval
The Interim Order provides that before the Final Order will be issued and the Arrangement implemented, CryptoLogic must obtain the approval of the Shareholders to the Arrangement. The Arrangement must be approved by 66 2/3% of the votes cast in respect thereof by Shareholders at the Meeting either present in person or represented by proxy.
Each outstanding CryptoLogic Common Share carries the right to one (1) vote. As of the Record Date, 13,900,231 votes are eligible to be cast at the Meeting in respect of the Arrangement.
The Board of Directors has unanimously approved the Arrangement and recommends that Shareholders vote FOR and in favour of the Arrangement and the persons named in the enclosed forms of proxy intend to vote “For” such approval at the Meeting unless otherwise directed by the Shareholders appointing them.
The following is the text of the special resolution approving the Arrangement required to be approved by 66 2/3% of the votes cast in respect thereof by Shareholders voting their Securities, in person or by proxy, at the Meeting:
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.	The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario)(the “OBCA”) among CryptoLogic Inc. (“CryptoLogic”), CryptoLogic Limited (“CryptoLogic Ireland”), CryptoLogic Exchange Corporation (“CEC” or “CryptoLogic Exchange Corporation”) and CryptoLogic Callco ULC (“Callco”), and the holders of the common shares of CryptoLogic (“CryptoLogic Common Shares”), as more particularly described in the Management Information Circular (“the Circular”) of CryptoLogic dated April 23, 2007 (as the same may be, or may have been, amended, varied or supplemented), is hereby authorized, approved and adopted.

2.	The arrangement agreement (the “Arrangement Agreement”) dated April 20, 2007 entered into between CryptoLogic, CEC, Callco and CryptoLogic Ireland, a copy of which is attached as Schedule “A” to the Circular and as may have been amended, varied or supplemented from time to time, the actions of the directors of CryptoLogic in approving the Arrangement Agreement and the Arrangement and executing and delivering the Arrangement Agreement and performing all acts required to be performed by them thereunder, are hereby confirmed, ratified, authorized and approved.

3.	The plan of arrangement (the “Plan of Arrangement”) entered into between CryptoLogic, CEC, Callco and CryptoLogic Ireland, a copy of which is appended as Schedule 1 to the Arrangement Agreement, as may have been amended, varied or supplemented, is hereby authorized, approved and adopted.

4.	Notwithstanding the approval of the Arrangement, the Arrangement Agreement and the Plan of Arrangement pursuant to this special resolution in accordance with the terms and conditions of an interim order of the Superior Court of Justice of Ontario as described in the Circular and the final approval of the Superior Court of Justice of Ontario to the Arrangement, the board of directors of CryptoLogic is hereby authorized and directed, without further notice to or approval of the Shareholders of CryptoLogic entitled to vote on this resolution, to: (i) amend the Arrangement Agreement and Plan of Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement in a manner consistent with any order made by the Superior Court of Justice of Ontario; and (ii) subject to the terms of the Arrangement Agreement, determine not to proceed with the implementation of the Arrangement at any time prior to the filing of Articles of Arrangement with the Director under the OBCA.

5.	Any director or officer is hereby authorized to execute and file with the Director under the OBCA Articles of Arrangement in the prescribed form in accordance with the Arrangement Agreement and any other documents deemed necessary or desirable.

6.	Any director or officer of CryptoLogic is hereby authorized to execute and deliver all such deeds, documents and other writings and perform such acts as may be necessary in order to give effect to this resolution.

Shareholders are advised that it is a condition to the completion of the Arrangement that rights to dissent be exercised by Shareholders holding no more than 5% of the CryptoLogic Common Shares. If Shareholders holding more than 5% of the outstanding CryptoLogic Common Shares dissent, CryptoLogic Ireland and/or CryptoLogic have the right to, and may, abandon the Arrangement. Holders of Options have no right to dissent.
Court Approval of Arrangement
Pursuant to section 182 of the OBCA, a plan of arrangement such as the Arrangement requires the approval of a court of competent jurisdiction. To comply with this requirement, CryptoLogic obtained the Interim Order from the Court prior to mailing the Meeting Materials to Shareholders. The Interim Order provided for the calling and holding of the Meeting as well as other procedural matters. Prior to the Effective Date, CryptoLogic will make a further application to the Court to obtain the Final Order. A copy of the Interim Order is attached to this Circular as Schedule “B”. The Notice of Application is attached to this Circular as Schedule “C”.
The hearing in respect of the Final Order is scheduled to take place on May 29, 2007, before the Court at 330 University Avenue, Toronto, Ontario, if the requisite Shareholder approvals for the Arrangement are obtained at the Meeting. At this hearing, all Shareholders who wish to participate or be represented or present evidence or argument may do so, subject to filing a Notice of Appearance and satisfying other requirements. A Shareholder wishing to appear before the Court should seek legal advice.
The Court has broad discretion under the OBCA when making orders in respect of the Arrangement and the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.
Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, it is anticipated that the following will occur simultaneously: (a) the Voting and Exchange Trust Agreement and the Support Agreement will be executed and delivered; (b) various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement will be executed and delivered; and (c) Articles of Arrangement for CryptoLogic will be filed with the Director under the OBCA to give effect to the Arrangement.
Regulatory Approval of the Arrangement
The Arrangement is subject to the prior approval of the TSX and NASDAQ and any other applicable regulatory authorities.
On April 18, 2007, the TSX granted conditional approval for the listing of the Exchangeable Shares. A substitute listing application was submitted to NASDAQ on April 20, 2007 to seek conditional listing approval of the CryptoLogic Ireland Shares.
Letters of Transmittal and Election Form
CryptoLogic, CEC, Callco and CryptoLogic Ireland have retained the Depositary for the receipt of the Letters of Transmittal and Election Form and the certificates representing CryptoLogic Common Shares under the Arrangement. The Depositary is currently the transfer agent for CryptoLogic. Following the completion of the Arrangement, the Depositary will become the Canadian transfer agent for CryptoLogic Ireland and the transfer agent for CEC. The Depositary will receive its standard and customary compensation for its services in connection with processing the Letters of Transmittal and Election Forms and issuing and delivering CryptoLogic Ireland Shares and/or Exchangeable Shares. In addition, the Transfer Agent will be reimbursed for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities law and expenses in connection therewith.

Procedures for Exchange of Certificates by Holders of CryptoLogic Common Shares
Enclosed with this Circular is a Letter of Transmittal and Election Form (printed on green paper). The Letter of Transmittal and Election Form, when properly completed and duly executed and returned together with certificates for CryptoLogic Common Shares and all other required documents, will enable each Shareholder to obtain a certificate representing that number of Exchangeable Shares or CryptoLogic Ireland Shares, or a combination thereof, equal to the number of CryptoLogic Common Shares held.
CryptoLogic recommends that the Letters of Transmittal and the accompanying certificates representing CryptoLogic Common Shares be sent by registered mail with return receipt properly insured or be delivered by hand. Any use of the mail to transmit a Letter of Transmittal and the accompanying certificates for CryptoLogic Common Shares is at the risk of the Shareholder. Neither CryptoLogic nor the Depositary will be responsible for the cost of replacing any such lost certificates in these circumstances.
A Canadian Shareholder that is not identified as a Tax Exempt Canadian Shareholder will automatically receive Exchangeable Shares unless the holder elects under the Arrangement to receive on exchange of its CryptoLogic Common Shares, CryptoLogic Ireland Shares, by depositing a properly completed and signed Letter of Transmittal and Election Form, together with certificates representing its CryptoLogic Common Shares and all other required documents with the Depositary at the address set out on the last page of the Letter of Transmittal and Election Form no later than the Election Deadline. Canadian Shareholders who are not Tax Exempt are advised that the automatic receipt of Exchangeable Shares will not result automatically in a tax deferral. The Canadian Shareholder will be required to complete and file the Tax Election with CRA or the relevant provincial authority to obtain this tax deferral. A holder of CryptoLogic Common Shares who is not a Canadian Shareholder or who is identified as a Tax Exempt Canadian Shareholder will only be entitled to receive CryptoLogic Ireland Shares.
If the Depositary has not received a properly completed and signed Letter of Transmittal and Election Form together with the certificates representing CryptoLogic Common Shares and all other required documents by the Election Deadline in respect of particular CryptoLogic Common Shares, then the holder of those shares who is a Canadian Shareholder (other than a Tax Exempt Canadian Shareholder) will, under the Arrangement, be entitled to receive after the Effective Time, Exchangeable Shares and the holder of those shares who is not a Canadian Shareholder or who is identified as a Tax Exempt Canadian Shareholder will, under the Arrangement, be entitled to receive after the Effective Time, CryptoLogic Ireland Shares, all upon receipt by the Depositary of a properly completed and signed Letter of Transmittal and Election Form, together with certificates representing its CryptoLogic Common Shares and all other required documents.
Commencing at the Effective Time, Shareholders will cease to be Shareholders of CryptoLogic whether or not they have submitted a completed and duly executed Letter of Transmittal and Election Form to the Depositary together with the certificates representing the CryptoLogic Common Shares. After the Effective Time, Shareholders will only be entitled to receive the Exchangeable Shares and/or CryptoLogic Ireland Shares which they are entitled pursuant to the Arrangement or, in the case of Dissenting Shareholders, the right to receive fair value for their CryptoLogic Common Shares in accordance with the dissent procedures, provided that their share certificates are properly deposited with the Depositary. See “Rights of Dissent”.
Certificates representing the appropriate number of Exchangeable Shares and/or CryptoLogic Ireland Shares issuable to a Shareholder who has complied with the procedures set out above will, as soon as practicable after the later of the Effective Date and delivery to the Depositary of the duly completed and executed Letter of Transmittal and Election Form, certificates representing the CryptoLogic Common Shares, and all other required documents, (i) be forwarded to the Shareholder at the address specified in the Letter of Transmittal and Election Form by first class mail, postage prepaid, or (ii) be made available at the principal offices of the Depositary in Toronto for pick up by the Shareholder if requested by the Shareholder in the Letter of Transmittal and Election Form.

Where a certificate for CryptoLogic Common Shares has been destroyed, lost or mutilated, the Shareholder should immediately contact the Depositary as indicated on the Letter of Transmittal and Election Form, regarding the procedure for the issuance of a replacement certificate upon the Shareholder satisfying such requirements as may be imposed by CryptoLogic or the Depositary in connection with issuance of the replacement certificate.
It is recommended that Shareholders complete, sign and return the Letters of Transmittal and Election Form with accompanying CryptoLogic Common Share certificates to the Depositary as soon as possible, and preferably prior to the Election Time. The Corporation will issue a news release following the meeting of the CryptoLogic Shareholders, which is currently expected to be held on May 24, 2007, to confirm that the Shareholders of CryptoLogic have approved the Arrangement and the number of votes per share to be accorded to the Exchangeable Shares under the Voting and Exchange Trust Agreement.
Beneficial Shareholders should contact their broker or intermediary for instructions and assistance in providing details for registration and for delivery of their Exchangeable Shares and/or CryptoLogic Ireland Shares and providing details on their tax election.
SECURITIES REGULATORY MATTERS
CANADIAN SECURITIES LAW MATTERS
The Exchangeable Shares and CryptoLogic Ireland Shares to be issued to the CryptoLogic Shareholders pursuant to the Arrangement together with the CryptoLogic Ireland Shares issuable on the exchange of the Exchangeable Shares will be issued in reliance on the exemptions found in section 2.11 of National Instrument 45-106 – Prospectus and Registration Exemptions from prospectus and registration requirements of applicable Canadian securities laws and will generally not be subject to any resale restrictions subject to the conditions set out in section 2.6 of National Instrument 45-102 — Resale Restrictions. Shareholders are advised to consult their financial advisors with respect to the tradability of the Exchangeable Shares and CryptoLogic Ireland Shares they will receive on the completion of the Arrangement, and the exchange of the Exchangeable Shares.
Upon completion of the Arrangement, CryptoLogic will be an indirect wholly-owned subsidiary of the CryptoLogic Ireland and will make an application to cease to be a reporting issuer. Each of CryptoLogic Ireland and CEC will be deemed a reporting issuer in Alberta, Manitoba, Saskatchewan, Nova Scotia, Prince Edward Island and Ontario as a result of paragraph (e) of the definition of “reporting issuer” in each of the Securities Act (Alberta), the Securities Act (British Columbia) and the Securities Act (Ontario) by virtue of the completion of the Arrangement with CryptoLogic, which is currently a reporting issuer in Alberta, Manitoba, Saskatchewan, Nova Scotia, Prince Edward Island and Ontario. Pursuant to section 2.9 of National Instrument 45-102, each of the CryptoLogic Ireland and CEC will be deemed to have been a reporting issuer from the time that CryptoLogic was a reporting issuer.
Provided that pursuant to section 13.3 of National Instrument 51-102 Continuous Disclosure Obligations, CryptoLogic Ireland complies with all of its continuous and timely disclosure obligations under applicable Canadian securities laws and the requirements of the TSX, the holders of the Exchangeable Shares receive all financial and other continuous and timely disclosure materials that are sent to the holders of the CryptoLogic Ireland Shares and that CEC continues to follow the timely disclosure requirements with respect to matters material to the holders of Exchangeable Shares but not material to holders of the CryptoLogic Ireland Shares, registered holders of Exchangeable Shares will receive annual and interim financial statements of CryptoLogic in lieu of financial statements of CEC.
U.S. SECURITIES LAW MATTERS
No Exchangeable Shares nor any Assumed Options will be issued to persons in the United States or to U.S. persons (as such terms are defined in Rule 902 of Regulation S under the 1933 Act). The CryptoLogic Ireland Shares to be issued to Shareholders on the completion of the Arrangement have not been registered under the 1933 Act or any state securities laws (the “Blue Sky Laws”), and are being issued in reliance on the registration exemption set forth in Section 3(a)(10) of the 1933 Act. The consequences to Shareholders subject to U.S. securities laws are detailed below. Section 3(a)(10) of the 1933 Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the issuance of the CryptoLogic Ireland Shares.
In the event that the Arrangement is completed, the issuance of CryptoLogic Ireland Shares will not be registered under the 1933 Act or any Blue Sky Laws, but will instead be effected in reliance on the registration exemption provided by Section 3(a)(10) of the 1933 Act and exemptions provided under any Blue Sky Laws. CryptoLogic Ireland Shares received by Shareholders on the completion of the Arrangement will generally not be subject to resale restrictions, other than those received by certain Shareholders. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.
Shareholders who are otherwise subject to U.S. securities laws but are not affiliates of any of CryptoLogic, Callco, CEC or CryptoLogic Ireland prior to the Arrangement and who are not affiliates of the CryptoLogic Ireland after the Arrangement, subject to applicable Canadian requirements, may resell their CryptoLogic Ireland Shares without restriction under the 1933 Act. Rule 144 under the 1933 Act defines an “affiliate” of an issuer as “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer”. Typically, persons who are executive officers, directors or major shareholders of either an issuer or the parent or subsidiary of such issuer are considered to be its affiliates.
Any resale of such CryptoLogic Ireland Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. CryptoLogic Ireland Shares to be issued to such affiliates pursuant to the Arrangement may also be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act or as otherwise permitted under the 1933 Act. Rule 145(d)(1) generally provides that such affiliates may not sell CryptoLogic Ireland Shares received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144 under the 1933 Act. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding securities of CryptoLogic Ireland or, if such securities are listed on a United States securities exchange (such as NASDAQ), the average weekly trading volume of such securities over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market “broker transactions” (as such term is defined in Rule 144 under the 1933 Act) at times when certain information specified by the Rule 144 is publicly available with respect to CryptoLogic Ireland. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of CryptoLogic Ireland after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.
For so long as CryptoLogic Ireland maintains its status as a “foreign issuer” as such term is defined in Regulation S and subject to applicable Canadian requirements discussed above and the following limitations under U.S. securities laws, all holders of CryptoLogic Ireland Shares may immediately resell such securities outside the United States without registration under the 1933 Act in accordance with the requirements of Regulation S thereunder. Under SEC rules the CryptoLogic Ireland will remain a “foreign issuer” so long as it remains incorporated outside of the United States and the following is not true:
(i)	more than 50% of the outstanding voting securities of CryptoLogic Ireland are directly or indirectly owned of record by residents of the United States; and

(ii)	any one of the following:
(a)	the majority of its executive officers or the majority of its directors are United States citizens or residents;

(b)	more than 50% of the assets of CryptoLogic Ireland are located in the United States; or

(c)	the business of CryptoLogic Ireland is administered principally in the United States.
If CryptoLogic Ireland is a foreign issuer at the time of resale, Shareholders who are not affiliates of CryptoLogic Ireland or who are affiliates of CryptoLogic Ireland solely by virtue of their status as an officer or director of CryptoLogic Ireland may, under the securities laws of the United States, resell their CryptoLogic Ireland Shares in an “offshore transaction” as such terms is defined in Rule 902(h) of Regulation S under the 1933 Act, including a transaction in which the offer is not made to a person in the United States and the transaction is executed in, on or through the facilities of either the LSE, NASDAQ or TSX, if neither the seller nor any person acting on the seller’s behalf knows that the transaction has been pre-arranged with a buyer in the United States, and none of the Seller, any affiliate or any person acting on their behalf has engaged in “directed selling efforts” in the United States as such term is defined in Rule 902(c) of Regulation S under the 1933 Act. In the case of such sales by an affiliate of CryptoLogic Ireland, who is an affiliate solely by virtue of his or her status as an officer or director of CryptoLogic Ireland, no selling concession, fee or other remuneration may be paid in connection with such offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.
The exemption provided by Section 3(a)(l0) of the 1933 Act will not be available for the issuance of Exchangeable Shares or CryptoLogic Ireland Shares on the exchange of the Exchangeable Shares. As a result, Exchangeable Shares may not be exchanged, by or on behalf of a person in the United States or a U.S. person (as such terms are defined in Regulation S under the 1933 Act), and the CryptoLogic Ireland Shares issuable upon the exchange of the Exchangeable Shares may not be offered or sold in the United States or to a U.S. person (as such terms are defined under Regulation S under the 1933 Act), unless the resale of such shares is the subject of registration under the 1933 Act or any applicable Blue Sky Laws, or an exemption is available from such registration requirements. CryptoLogic Ireland has no obligation and no present intention to register its securities under the 1933 Act or any applicable Blue Sky Laws.
The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the CryptoLogic Ireland Shares issued to Shareholders on the completion of the Arrangement. Holders of these securities may be subject to additional restrictions including, but not limited to, restrictions under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable securities laws of all applicable U.S. states. All Shareholders subject to the laws of the United States are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation. The CryptoLogic Ireland Shares will trade only on the LSE, NASDAQ and TSX.
The solicitation of proxies under the Arrangement is not subject to the requirements of Section 14(a) of the 1934 Act; accordingly, this Circular has been prepared in accordance with the disclosure requirements of Canadian law. Such requirements are different than those of the United States applicable to proxy statements under the 1934 Act. The financial statements referred to herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor-independence standards, and may not be comparable in all respects to financial statements of United States companies.
The securities to be issued in connection with the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities of any state of the United States, nor has the SEC or securities regulatory authority of any state in the United States passed on the adequacy or accuracy of this Circular. Any representation to the contrary is a criminal offence.
U.K. SECURITIES LAW MATTERS
Mandatory Takeover Bids

Mandatory takeover
As a company incorporated in Guernsey whose shares will be listed on the LSE’s main market, the UK City Code on Takeovers and Mergers (the “U.K. City Code”) will apply to all takeover and merger transactions in relation to CryptoLogic Ireland. The U.K. City Code operates principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment. The U.K. City Code provides an orderly framework within which takeovers are conducted and is administered by the UK Panel on Takeovers and Mergers (the “Panel”).
The U.K. City Code is based upon a number of General Principles which are essentially statements of standards of commercial behaviour. General Principle One states that all holders of securities of an offeree company of the same class must be afforded equivalent treatment and if a person acquires control of a company the other holders of securities must be protected. This is reinforced by Rule 9 of the U.K. City Code which requires a person, together with persons acting in concert with him, who acquires shares carrying voting rights which amount to 30 per cent (30%) or more of the voting rights to make a general offer. “Voting rights” for these purposes means all the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting. A general offer will also be required where a person who, together with persons acting in concert with him, holds not less than 30 per cent (30%) but not more than 50 per cent (50%) of the voting rights, and acquires additional shares which increase his percentage of the voting rights. Unless the Panel consents, the offer must be made to all other shareholders, be in cash (or have a cash alternative) and cannot be conditional on anything other than the securing of acceptances which will result in the offeror and persons acting in concert with him holding shares carrying more than 50 per cent (50%) of the voting rights.
Compulsory purchase
The Articles will provide that if an offer is made for the issued shares of CryptoLogic Ireland (or for all the shares of any class), the offeror will be entitled to acquire compulsorily any remaining shares if it has, by virtue of acceptances of the offer, acquired or contracted to acquire shares amounting (in aggregate) to not less than 90% of the shares to which the offer relates. Certain time limits apply. The Articles will also permit a minority shareholder to require an offeror to acquire its shares if that offeror has, by virtue of acceptances of the offer, acquired or contracted to acquire shares amounting (in aggregate) to not less than 90% of the shares to which the offer relates. Certain time limits apply.

THE ARRANGEMENT AGREEMENT
Pursuant to the Arrangement Agreement, CryptoLogic Ireland has agreed to acquire indirectly through CEC and Callco all of the issued and outstanding Securities in consideration for the issuance of securities of CEC and CryptoLogic Ireland. Each CryptoLogic Common Share will be exchanged for either one (1) Exchangeable Share or one (1) CryptoLogic Ireland Share, Please see “Matters to Be Acted Upon-The Arrangement-Details of the Arrangement” for further information.
The following summary of material provisions of the Arrangement Agreement is not intended to be comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Schedule “A” to this Circular. Shareholders are encouraged to review the complete Arrangement Agreement including the Plan of Arrangement appended as Schedule 1 to the Arrangement Agreement.
CONDITIONS PRECEDENT TO THE ARRANGEMENT
The Arrangement Agreement provides that if any condition to the completion of the Arrangement is not satisfied or waived by the party entitled to the benefit thereof, then the party entitled to the benefit of that condition may terminate the Arrangement Agreement by giving notice in writing provided that the other party shall have seven (7) days to fulfill such condition.
Mutual Conditions Precedent
The Arrangement Agreement provides that the obligations of both parties to complete the Arrangement are subject to the fulfillment or waiver of the following customary mutual conditions on or before the Effective Date, or such other time as specified: (a) the Interim Order having been obtained; (b) the approval of the Arrangement at the Meeting in accordance with the Interim Order and applicable laws; (c) the waiver granted by the TSX to the issuance of the Exchangeable Shares on the Effective Date and the CryptoLogic Ireland Shares on the exchange of the Exchangeable Shares continuing to be valid; (d) the Final Order being granted (e) all approvals, consents, regulatory or otherwise, which are required to complete the Arrangement having been obtained; (f) the time period in which the Shareholders can exercise their rights of dissent having expired with holders of no more than 5% of the outstanding CryptoLogic Common Shares exercising their Rights of Dissent; (g) the issuance of the Special Voting Share to the Trustee; (h) the execution and delivery by the applicable parties of the Support Agreement and the Voting and Exchange Trust Agreement; (i) no commencement of legal proceedings which are directly or indirectly related to the Arrangement which could interfere with the completion of the Arrangement; (j) the CryptoLogic Ireland Shares, including those shares to be issued in accordance with the Arrangement and on the exchange of the Exchangeable Shares, being approved for listing on NASDAQ and TSX and the listing of the CryptoLogic Ireland Shares to be issued in accordance with the Arrangement and on the exchange of the Exchangeable Shares; (k) the listing of the Exchangeable Shares on the TSX; (n) the securities being issued pursuant to the Arrangement not being subject to any statutory resale restrictions (subject only to restrictions on control block distributions) under applicable Canadian securities laws; (o) the Effective Date occurring on or before June 1, 2007 or such later date as the parties may agree upon; and (p) the Arrangement Agreement not being terminated.
CLOSING MATTERS
The Arrangement Agreement provides, among other things, that on Closing of the Arrangement the number of directors of the CryptoLogic Ireland will be increased to seven (7). The directors of CryptoLogic Ireland following completion of the Arrangement will be Javaid Aziz, Tom Byrne, Brian Hadfield, Nigel Simon, Robert H. Stikeman, Stephen Taylor and Wai Ming Yap. The officers of the CryptoLogic Ireland will be Javaid Aziz serving as President & Chief Executive Officer, Stephen Taylor serving as the Chief Financial Officer and Robert H. Stikeman serving as Chairman & Secretary. For additional details on the proposed management, please see heading “Information Concerning the CryptoLogic Ireland – Directors and Officers”.

INVESTMENT CONSIDERATIONS
The following investment considerations should be considered by Shareholders in evaluating whether to approve the Arrangement. These investment considerations should be considered in conjunction with the other information contained in this Circular and incorporated by reference herein.
RISKS OF INVESTING IN CRYPTOLOGIC IRELAND SHARES AND EXCHANGEABLE SHARES
Shareholders should carefully read and review the section entitled “Risk Factors” contained in this Circular when considering an investment in CryptoLogic Ireland Shares and/or Exchangeable Shares and when considering whether to approve the Arrangement.
INCOME TAX CONSIDERATIONS
Shareholders are encouraged to carefully read and review the sections below entitled “Canadian Federal Income Tax Considerations” and “US Federal Income Tax Considerations” and to consult with their personal tax advisors as to the actual and potential tax consequences to the Shareholder arising out of the Arrangement.
MARKET FOR EXCHANGEABLE SHARES
Although the economic value of the Exchangeable Shares is expected to be closely linked to the trading value of the CryptoLogic Ireland Shares because the economic rights of a holder of Exchangeable Shares are substantially equivalent in all material respects to the economic rights of a holder of CryptoLogic Ireland Shares and because a holder of Exchangeable Shares has the right at any time to exchange Exchangeable Shares for CryptoLogic Ireland (Post-Arrangement) Shares, there can be no assurance that an active trading market in the Exchangeable Shares will develop or be sustained or that the Exchangeable Shares will continue to meet the listing requirements of the TSX. CryptoLogic Ireland has advised CryptoLogic that currently it does not intend to list the Exchangeable Shares on any other stock exchange.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following summary of the principal Canadian federal income tax considerations generally applicable to Shareholders who are individuals (other than trusts, including trusts that govern deferred income plans under the ITA such as registered retirement savings plans) or corporations who are not exempt from Canadian federal income tax, who deal at arms’ length with CryptoLogic, CryptoLogic Ireland, Callco and CEC who are not affiliated with CryptoLogic or CryptoLogic Ireland and who hold their CryptoLogic Common Shares and who will hold their Exchangeable Shares and CryptoLogic Ireland Shares as capital property has been reviewed by Stikeman Elliott LLP.
This summary is based on the current provisions of the ITA, all proposals to amend the ITA publicly announced by the federal Minister of Finance prior to the date hereof (“Proposed Amendments”), and Stikeman Elliott LLP’s understanding of the current published administrative practices of the CRA. CryptoLogic has not applied, and does not propose to apply, for an advance income tax ruling from CRA regarding any of the income tax considerations summarized below. This summary is also based upon a certificate of an officer of CryptoLogic (the “Certificate”) that certifies the truth as to certain factual matters that Stikeman Elliott LLP has relied upon in reviewing this summary.
This summary is not exhaustive of all Canadian federal income tax considerations applicable to a Shareholder who proposes to participate in or dissent in relation to the Arrangement. Other than the Proposed Amendments, this summary does not take into account or anticipate changes in the ITA, or the administrative practices of CRA. Nor does this summary take into account provincial, territorial, or foreign tax considerations, nor any considerations that may arise under any income tax convention or treaty which may have application to a Shareholder in relation to its liability to, or relief from, taxation in Canada and any other country in respect of which Canada has entered into such an income tax convention or treaty that is currently in force.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular person. Shareholders are urged to consult their own tax advisors with respect to their particular circumstances.
This summary does not address income tax consequences applicable to Shareholders who:
(a)	are partnerships or trusts;

(b)	are directors, officers or other insiders of CryptoLogic or its affiliates;

(c)	hold their CryptoLogic Common Shares as inventory or stock in trade (otherwise not as capital property);

(d)	acquired their CryptoLogic Common Shares on the exercise of CryptoLogic Options; or

(e)	are subject to the mark to market rules.
For the purposes of the ITA, all amounts must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition; amounts denominated in foreign currencies must be converted into Canadian dollars based on the prevailing exchange rate generally applicable at the time such amounts arise.
CAPITAL PROPERTY
CryptoLogic Common Shares, Exchangeable Shares and CryptoLogic Ireland Shares will generally be considered to be capital property to Shareholders unless such shares are held in the course of carrying on a business of buying or selling shares, are acquired in a transaction considered to be an adventure in the nature of trade, or are considered to be “mark-to-market property” for the purposes of the ITA. Shareholders who are Canadian Residents and whose CryptoLogic Common Shares might not otherwise qualify as capital property may make an irrevocable election permitted by subsection 39(4) of the ITA to have the CryptoLogic Common Shares and every “Canadian security” (as defined in the ITA) owned by such Shareholder in the taxation year of the election and all subsequent taxation years be deemed to be capital property. Shareholders who do not hold their CryptoLogic Common Shares or who will not hold their Exchangeable Shares and/or CryptoLogic Ireland Shares as capital property should consult their own tax advisors regarding their particular circumstances as this summary does not apply to such holders. This summary does not take into account the potential application to certain “financial institutions” (as defined in the ITA) of the mark-to-market rules.
CAPITAL GAINS AND LOSSES
Reference is made in this summary to the tax consequences of capital gains and losses realized upon the disposition of CryptoLogic Common Shares, Exchangeable Shares and CryptoLogic Ireland Shares.
One-half of any such capital gain (a “taxable capital gain”) realized upon, where applicable, a Shareholder’s disposition of CryptoLogic Common Shares, Exchangeable Shares or CryptoLogic Ireland Shares will be included in its income for the year of disposition, and one-half of any capital loss (an “allowable capital loss”) so realized, where applicable, may be deducted by such Shareholder against its taxable capital gains for the taxation year in which the disposition occurs.
Subject to the detailed rules in the ITA, any excess of allowable capital losses over taxable capital gains of the said Shareholder may be carried back up to three (3) taxation years or forward indefinitely and deducted against net taxable capital gains in those other years.
A Shareholder that is a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on its taxable capital gains.
SHAREHOLDERS RESIDENT IN CANADA
The following portion of the summary is applicable to a shareholder who is a Canadian Resident and who will continue to be a Canadian Resident at all times while it holds Exchangeable Shares or CryptoLogic Ireland

Shares, and is not Tax Exempt.
Exchange of Common Shares for Exchangeable Shares and Ancillary Rights
          Non-Rollover Transaction
A Canadian Shareholder who exchanges CryptoLogic Common Shares for Exchangeable Shares and Ancillary Rights will, unless such holder makes a joint election under Subsection 85(1) of the ITA as discussed below, be considered to have disposed of such CryptoLogic Common Shares for proceeds of disposition equal to the sum of: (i) the fair market value of Exchangeable Shares acquired by such holder on the exchange; and (ii) the fair market value of the Ancillary Rights acquired by such holder on the exchange. As a result, such holder will, in general, realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of such CryptoLogic Common Shares immediately before the exchange. The cost to the Shareholder of Exchangeable Shares acquired on the exchange will be equal to the fair market value of such shares at the time of the exchange less the fair market value of the Ancillary Rights.
          Rollover Transaction
A Canadian Shareholder who exchanges CryptoLogic Common Shares for Exchangeable Shares and Ancillary Rights may make a joint election with CEC pursuant to Subsection 85(1) of the ITA and thereby obtain a full or partial tax deferred “rollover” for Canadian income tax purposes, depending on the Elected Amount(s) and the adjusted cost base to the Shareholder of such holder’s CryptoLogic Common Shares at the time of the exchange. Provided that, at the time of the exchange, the aggregate adjusted cost base to the Shareholder equals or exceed the fair market value of the Ancillary Rights acquired by the Shareholder on the exchange, the Shareholder may elect so as to not realize a capital gain for the purposes of the ITA on the exchange. Shareholders should consult their own tax advisers regarding this “rollover’’ treatment and as to corresponding provincial ‘‘rollover’’ rules applicable for provincial income tax purposes.
In order to make an election under subsection 85(1) of the ITA (or the analogous provisions of provincial income tax laws), a Shareholder must provide to the Depositary at Suite 400, 200 University Avenue, Toronto Ontario M5H 4H1 two signed copies of the necessary prescribed election form within ninety (90) days following the Effective Date, duly completed with the details of the number of CryptoLogic Common Shares transferred and the applicable Elected Amount(s) for the purposes of the election. In accordance with the Plan of Arrangement, subject to the election form complying with the provisions of the ITA (or applicable provincial taxation legislation), the form, signed by CEC, will be returned promptly to the Shareholder by ordinary mail for filing by the Shareholder with CRA (or the applicable provincial taxing authority).
The relevant tax election form is CRA form T2057. For eligible holders required to file in Quebec, Quebec Form TP-518-V will also be required. The rollover is not automatic. A Shareholder interested in making an election under subsection 85(1) should so indicate on the Letter of Transmittal and Election Form accompanying this Circular in the space provided therein and a tax election package consisting of the relevant federal, and where requested, Quebec forms and a letter of instructions will be sent to the Shareholder.
Where the CryptoLogic Common Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file the designation and a copy of the CRA election form T2057 (and where applicable, the corresponding Quebec form with the Quebec tax authorities) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or business number of each co-owner.
In general, where a joint election under subsection 85(1) of the ITA is made by CEC and a Shareholder in respect of the exchange of the Shareholder’s CryptoLogic Common Shares for Exchangeable Shares pursuant to the Plan of Arrangement, the Elected Amount must comply with the following rules:
1.	The Elected Amount may not be less than the fair market value of Ancillary Rights acquired by the Shareholder on the exchange.

2.	The Elected Amount may not be less than the lesser of (i) the aggregate adjusted cost base to the Shareholder of the CryptoLogic Common Shares to which the election applies, determined immediately before the time of the exchange, and (ii) the fair market value of such shares at that time.

3.	The Elected Amount may not exceed the aggregate fair market value, at the time of the exchange, of the CryptoLogic Common Shares to which the election applies.
Where such an election is made, the tax treatment to the Shareholder (in respect of such holder’s CryptoLogic Common Shares to which the election applies) will, in general, be as follows:
1.	The Shareholder will be deemed to have disposed of the CryptoLogic Common Shares for proceeds of disposition equal to the Elected Amount.

2.	If the proceeds of disposition of the CryptoLogic Common Shares are equal to the aggregate of the adjusted cost base to the Shareholder of such shares, determined immediately before the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Shareholder.

3.	To the extent that the proceeds of disposition of the CryptoLogic Common Shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the holder of such shares, determined immediately before the exchange, and any reasonable costs of disposition, the Shareholder will, in general, realize a capital gain (or capital loss).

4.	The cost to a Shareholder of the Ancillary Rights received on the exchange will be equal to the fair market value thereof at that time and the cost to a Shareholder of Exchangeable Shares received on the exchange will be equal to the amount by which the proceeds of disposition of the CryptoLogic Common Shares exchanged by the Shareholder exceeds the fair market value of the Ancillary Rights received on the exchange.
CEC will make an election under subsection 85(1) of the ITA (or the corresponding provisions of any applicable provincial legislation) only with a Shareholder in respect of CryptoLogic Common Shares exchanged, and at the amount selected by the Shareholder subject to the limitations set out in the ITA.
Neither CEC nor the Depositary will be responsible for the proper completion or filing of any election and the Shareholder will be solely responsible for the payment of any late filing penalty. CEC agrees only to execute any properly completed election form and to forward such election by ordinary mail to the Shareholder. With the exception of execution of the election by CEC, compliance with the requirements for a valid election will be the sole responsibility of the Shareholder making the election. Accordingly, neither CEC nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the ITA (or the corresponding provisions of any applicable provincial legislation).
In order for CRA (and where applicable, the Ministère du Revenue du Quebec) to accept a tax election form without a late filing penalty being paid by a Shareholder, the election form, duly completed and executed by both the Shareholder and CEC, must be received by CRA on or before the day that is the earliest of the days on or before which either CEC or the Shareholder is required to file an income tax return for the taxation year in which the exchange occurs. CEC’s taxation year following the Effective Date is scheduled to end on December 31, 2007. An individual Shareholder’s taxation year following the Effective Date is scheduled to end on December 31, 2007. Thus, the tax election form will, in the case of a Shareholder who is an individual, generally have to be received by CRA (and any applicable provincial regulatory authorities) by April 30, 2008 (being generally the deadline by which individuals are required to file their tax returns for the 2007 taxation year). Shareholders other than individuals are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances.
However, regardless of the deadline, the tax election forms of Shareholders must be received by the Depositary no later the ninetieth (90th) day after the Effective Date.

Any Shareholder who does not ensure that the Depositary has received a duly completed election form on or before the ninetieth (90th) day after the Effective Date will not be able to benefit from the rollover provisions of the ITA. Accordingly, all Shareholders who wish to enter into an election with CEC should give their immediate attention to this matter. The instructions for requesting a tax election package are set out in the Letter of Transmittal and Election Form. Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by CRA for further information with respect to making an election under subsection 85(1) of the ITA. Shareholders wishing to make the election should consult their own tax advisers. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.
For the purposes of both the non-rollover transaction and the rollover transaction, a Shareholder will be required to determine the fair market value of Ancillary Rights received on the exchange on a reasonable basis for purposes of the ITA. CryptoLogic Ireland is of the view that the Ancillary Rights will have only nominal value. The tax election forms will be executed by CEC on the basis that the fair market value of Ancillary Rights is a nominal amount per Exchangeable Share issued on the exchange. Such determination of value is not binding on CRA and counsel expresses no opinion as to the appropriateness or accuracy of this valuation. It is possible that CRA could take the position that the Ancillary Rights have a fair market value in excess of a nominal amount.
Exchange of CryptoLogic Common Shares for CryptoLogic Ireland Shares
A Shareholder who exchanges CryptoLogic Common Shares for CryptoLogic Ireland Shares will be considered to have disposed of the CryptoLogic Common Shares exchanged for proceeds of disposition equal to the fair market value of the CryptoLogic Ireland Shares acquired by such holder on the exchange and, as a result, such holder will in general realize a capital gain (or a capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base to such holder of the CryptoLogic Common Shares immediately before the exchange.
The cost of the Shareholder’s CryptoLogic Ireland Shares acquired on the exchange of CryptoLogic Common Shares will be equal to the fair market value of CryptoLogic Ireland Shares at the time of the exchange and will be averaged with the adjusted cost base to such holder of other CryptoLogic Ireland Shares held by such holder as capital property for the purposes of determining the holder’s adjusted cost base of such CryptoLogic Ireland Shares.
Call Rights
CryptoLogic Ireland is of the view that the CEC Liquidation Call Right, the Redemption Call Right and the Retraction Call Right have nominal fair market value and that accordingly, no amount should be allocated to the Call Rights. Such determinations of value are not binding on CRA and counsel expresses no opinion as to the appropriateness or accuracy of this valuation. Provided that the valuation with respect to the Call Rights is correct, the granting of the Call Rights to Callco will not result in any material adverse income tax consequences to a Shareholder. However, should CRA challenge the valuation and ultimately succeed in establishing that the Call Rights have a fair market value in excess of a nominal amount, Shareholders will realize a capital gain in an amount equal to the fair market value of the Call Rights.
Dividends
          Dividends on Exchangeable Shares
In the case of a holder of Exchangeable Shares who is an individual, dividends received or deemed to be received by the holder on Exchangeable Shares will be included in computing the holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada as amended by the Proposed Amendments released on June 29, 2006.
In the case of a holder of Exchangeable Shares that is a corporation, other than a “specified financial institution” as defined in the ITA, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In the case of a holder of Exchangeable Shares that is a “specified financial institution” such a dividend will be deductible in computing its taxable income only if either: (i) the specified financial institution did not acquire the Exchangeable Shares in the ordinary course of the business carried on by such institution; or (ii) at the time of the receipt of the dividend by the specified financial institution, the Exchangeable Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSX) and the specified financial institution, either alone or together with persons with whom it does not deal at arms’ length, does not receive (or is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding shares of the class in respect of which the dividend is paid (or deemed to be paid). For these purposes, a beneficiary of a trust will be deemed to receive the amount of any dividend received by the trust and designated to that beneficiary, effective at the time the dividend was received by the trust, and a member of a partnership will be considered to have received the partner’s share of a dividend received by the partnership, effective at the time the dividend was received by the partnership.
A holder of Exchangeable Shares that is a “private corporation” (as defined in the ITA) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the ITA to pay a refundable tax of 33 % of the dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the holder’s taxable income.
The Exchangeable Shares will be “taxable preferred shares” and “short term preferred shares” for the purposes of the ITA. Accordingly, CEC will be subject to a 50% tax under Proposed Amendments (currently 66 2/3% under existing legislation) to Part VI.1 of the ITA on dividends paid or deemed to be paid on the Exchangeable Shares and will be entitled to deduct three (3) times the tax payable in computing its taxable income under Part I of the Tax Act under proposed amendments (currently 9/4 under existing legislation). Dividends received or deemed to be received on the Exchangeable Shares will not be subject to the 10% tax under Part IV.1 of the ITA.
          Dividends on CryptoLogic Ireland Shares
Dividends received on CryptoLogic Ireland Shares must be included in the recipient’s income for the purposes of the ITA. Such dividends received by a holder of CryptoLogic Ireland Shares who is an individual will not be subject to the gross-up and dividend tax credit rules in the ITA. Such dividends may be subject to withholding tax under the laws of Ireland. A holder of CryptoLogic Ireland Shares that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A holder of CryptoLogic Ireland Shares that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 % on such dividends.
Redemption or Exchange of Exchangeable Shares
On the redemption (or retraction) of Exchangeable Shares by CEC, the holder of the Exchangeable Shares: (i) will receive a dividend equal to any declared and unpaid dividend on each Exchangeable Share redeemed that was held by the holder on any dividend record date which occurred prior to the Redemption Date; and (ii) will be deemed to have received a dividend equal to the amount, if any, by which the redemption (or retraction) proceeds (i.e. the fair market value at that time of the CryptoLogic Ireland Shares received by the holder of the Exchangeable Shares from CEC on the redemption (or retraction)) exceeds the paid-up capital (for purposes of the ITA at the time of the redemption (or retraction) of the Exchangeable Shares. The amount of any such dividend and/or deemed dividend will be subject to the tax treatment described above under the heading “Canadian Federal Income Tax Considerations — Dividends on Exchangeable Shares”. On the redemption (or retraction) of Exchangeable Shares, the holder of the Exchangeable Shares will also be considered to have disposed of the Exchangeable Shares for proceeds of disposition equal to the redemption (or retraction) proceeds less the amount of such deemed dividend. The holder of the Exchangeable Shares redeemed (or retracted) will, in general, realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Shares immediately before redemption (or retraction). In the case of a holder of Exchangeable Shares that is a corporation, in some circumstances, the amount of any deemed dividend arising on redemption (or retraction) may be treated as proceeds of disposition and not as a dividend.

On the exchange of an Exchangeable Share by the holder thereof with Callco for CryptoLogic Ireland Shares, the holder will, in general, realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Shares immediately before the exchange. For these purposes, the proceeds of disposition will be the aggregate of the fair market value, at the time of the exchange, of the CryptoLogic Ireland Shares received on the exchange.
Because of the existence of the Call Rights, the Exchange Right and the Automatic Exchange Right, a holder of Exchangeable Shares cannot control whether such holder will receive CryptoLogic Ireland Shares by way of redemption (or retraction) of the Exchangeable Shares by CEC or by way of purchase of the Exchangeable Shares by Callco. As described above, the Canadian federal income tax consequences of a redemption (or retraction) differ from those arising on an exchange. However, a holder who exercised the right of retraction will be notified if the Retraction Call Right will not be exercised by Callco, and such holder may revoke the Retraction Request.
Acquisition and Disposition of CryptoLogic Ireland Shares
The cost of the CryptoLogic Ireland Share received on the redemption, retraction or exchange of an Exchangeable Share will be equal to the fair market value of such CryptoLogic Ireland Share at the time of such event, and will be averaged with the adjusted cost base of any other CryptoLogic Ireland Shares held at that time by the holder as capital property for the purposes of determining the adjusted cost base of all CryptoLogic Ireland Shares held by the holder.
A disposition or deemed disposition of CryptoLogic Ireland Shares by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such shares immediately before the disposition.
DISSENTING SHAREHOLDERS
A Dissenting Shareholder who receives a payment from CryptoLogic for its CryptoLogic Common Shares equal to the fair value of its CryptoLogic Common Shares generally will be deemed, under the ITA, to have received a dividend equal to the amount, if any, by which the payment exceeds the paid-up capital of the CryptoLogic Common Shares. Such deemed dividend will be subject to the tax treatment described above under the heading “Canadian Federal Income Tax Considerations – Dividends – Dividends on Exchangeable Shares”.
A Dissenting Shareholder who receives a payment from CryptoLogic for its CryptoLogic Common Shares will also realize a capital gain (or a capital loss) to the extent that the amount of the payment received, less the amount of the deemed dividend and of any costs of disposition, exceeds (or is less than) the adjusted cost base of such shares to the Dissenting Shareholder. For a summary of the tax consequences of capital gains and losses, see “Canadian Federal Income Tax Considerations - Capital Gains and Losses” above.

SHAREHOLDERS NOT RESIDENT IN CANADA
The following portion of the summary is applicable to Shareholders who, for purposes of the ITA, have not been and will not be resident or deemed to be resident in Canada at any time while they have held CryptoLogic Common Shares or will hold CryptoLogic Ireland Shares and to whom such shares are not “taxable Canadian property” (as defined in the ITA) and who did not use or hold and are not deemed to use or hold such shares in connection with carrying on a business in Canada. Special rules which are not discussed in this summary may apply to a shareholder that is an insurer that carries on business in Canada and elsewhere.
Generally, CryptoLogic Common Shares will not be taxable Canadian property provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX), the holder does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on a business in Canada and the holder, alone or together with persons with whom such holder does not deal at arm’s length, has not owned 25% or more of the issued shares of any class or series of the capital stock of CryptoLogic at any time within five (5) years preceding the date of disposition.
A Shareholder will not be subject to tax under the ITA on the exchange of CryptoLogic Common Shares for CryptoLogic Ireland Shares through Callco or on the sale or other disposition of CryptoLogic Ireland Shares.
A Dissenting Shareholder who receives a payment from CryptoLogic for its Common Shares generally will be deemed, under the ITA, to have received a dividend equal to the amount by which the payment exceeds the paid-up capital of its Common Shares.
Under the ITA, dividends paid to a non-resident person are subject to a withholding tax at the rate of 25%, but such rate may be reduced under the provisions of any income tax convention or treaty in force between Canada and the country of residence of the Dissenting Shareholder.
FOREIGN PROPERTY INFORMATION REPORTING
In general, a “specified Canadian entity”, as defined in the ITA, whose total cost amount of “specified foreign property”, as defined in the ITA, at any time in the taxation year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. CryptoLogic Ireland Shares will be specified foreign property to a Canadian Resident holder. Accordingly, holders of CryptoLogic Ireland Shares should consult their own advisers regarding compliance with these rules.
ELIGIBILITY FOR INVESTMENT
Provided the Exchangeable Shares are listed on a prescribed stock exchange (which currently includes the TSX) as of the date of exchange of CryptoLogic Common Shares for Exchangeable Shares, the Exchangeable Shares will be qualified investments under the ITA for trusts governed by “registered retirement savings plans”, “registered retirement income funds” and “deferred profit sharing plans” (collectively, “deferred income plans”) and “registered education savings plans” (“RESPs”). The Ancillary Rights will not be qualified investments under the ITA. However, CryptoLogic Ireland is of the view that the fair market value of such rights is nominal. Based on such view, there should be no material adverse consequences under the ITA to deferred income plans holding such non-qualified investments. However, RESPs acquiring such non-qualified investments may realize adverse consequences, including potential revocation, regardless of the fair market value of such non-qualified investments and, accordingly, RESPs should consult their own tax advisors.
Provided the CryptoLogic Ireland Shares are listed on a prescribed stock exchange (which currently includes the NASDAQ); the CryptoLogic Ireland Shares will be qualified investments under the ITA for deferred income plans and RESPs.

FOREIGN INVESTMENT ENTITIES
Foreign Investment Entity Tax Proposals
On November 9, 2006, the Minister of Finance (Canada) released revised tax proposals regarding the taxation of certain interests held by Canadian Residents in certain non-resident entities, which will be applicable for taxation years commencing after 2006 (the “FIE proposals”). If the FIE proposals are enacted as proposed, where a Canadian Resident holds shares, other than shares that are an “exempt interest”, in a corporation that constitutes a “foreign investment entity” (as such terms are defined in the FIE proposals) at the corporation’s year end, or a property, other than property that is an “exempt interest”, convertible into, exchangeable for, or a right to acquire, directly or indirectly such shares (such shares and property being referred to in the FIE proposals as a “participating interest”) the Canadian Resident generally will be required to (i) include in its income for its taxation year that includes the foreign investment entity’s year end an amount determined as a prescribed percentage of such Canadian Resident’s “designated cost” for the participating interest at the end of each month ending in the Canadian Resident’s taxation year during which the shares were held by the Canadian Resident, (ii) in certain circumstances, include in (or deduct from) its income on an annual basis any increase (or decrease) in the value of that interest, or (iii) in certain circumstances, include in its income for its taxation year that includes the foreign investment entity’s year end its share of the foreign investment entity’s income.
CryptoLogic Ireland will not be a foreign investment entity at the end of a particular taxation year if, at that time, the “carrying value” of all of its “investment property” is not greater than one-half of the “carrying value” of all of its property or, if, throughout that taxation year, its principal undertaking is not an “investment business”, within the meaning of these terms in the FIE proposals. While the determination of whether CryptoLogic Ireland is a foreign investment entity must be made on an annual basis at the end of each taxation year of CryptoLogic Ireland and no assurance can be given that CryptoLogic Ireland will not be a foreign investment entity at the end of any of its taxation years, based on a certificate from an officer of CryptoLogic, it is generally expected that CryptoLogic Ireland should not be considered a “foreign investment entity”.
In any event, the FIE proposals will not apply to a holder of Exchangeable Shares or CryptoLogic Ireland Shares for a particular taxation year if at the end of the taxation year of CryptoLogic Ireland that ends in that particular taxation year, the Exchangeable Shares, or the CryptoLogic Ireland Shares, as the case may be, are an “exempt interest” to the holder. The Exchangeable Shares will constitute an “exempt interest” at a particular time if, throughout the period, in CryptoLogic Ireland’s taxation year that includes that time, during which the holder held the Exchangeable Shares:
(i)	the Exchangeable Shares are shares of the capital stock of a corporation resident in Canada;

(ii)	the Exchangeable Shares would not be a participating interest if they were not convertible into, exchangeable for, or a right to acquire shares of the capital of a non-resident corporation; and

(iii)	the Exchangeable Shares are convertible into, exchangeable for, or a right to acquire only property that, if the conversion, exchange or right were exercised at that time, would be a share of the capital stock of a non-resident corporation that is at that time an “exempt interest”.
A CryptoLogic Ireland Share acquired on a retraction, redemption or exchange of Exchangeable Shares would constitute an “exempt interest” to a holder at any time if it is reasonable to conclude that the holder has no “tax avoidance motive” (within the meaning of the FIE proposals) in respect of the CryptoLogic Ireland Share and, throughout the period in CryptoLogic Ireland’s taxation year that includes that time, during which the holder would hold the CryptoLogic Ireland Share:
(i)	the CryptoLogic Ireland Share is an “arm’s length interest” (within the meaning of the FIE proposals);

(ii)	CryptoLogic Ireland is resident in a country in which there is a prescribed stock exchange (which currently includes the Irish Stock Exchange); and

(iii)	the CryptoLogic Ireland Share is listed on a prescribed stock exchange (which currently includes the TSX and NASDAQ).
The determination of whether a holder of Exchangeable Shares or CryptoLogic Ireland Shares will have a tax avoidance motive in respect of the shares within the meaning of the FIE proposals will depend upon its particular circumstances. Shareholders should consult their own tax advisors in this respect. Generally, the FIE proposals provide that a taxpayer has a tax avoidance motive in respect of a particular participating interest only of it is reasonable to conclude that the main reasons for the taxpayer acquiring, holding or having the particular interest include the derivation of a benefit which can reasonably be attributed principally to income derived from investment property or to profit or gains from the disposition of such property and the deferral or reduction of tax on that income or those profits or gains.. At any time, CryptoLogic Ireland Shares will qualify for purposes of the FIE proposals as an arm’s length interest, provided that (i) it is reasonable to conclude that there are at least one hundred and fifty (150) persons each of which holds at that time CryptoLogic Ireland Shares having a total fair market value of at least CDN$500, (ii) it is reasonable to conclude that CryptoLogic Ireland Shares can normally be acquired and sold by members of the public in an open market, and (iii) the aggregate fair market value at that time of the CryptoLogic Ireland Shares held by the holder, or an entity or individual with whom the holder does not deal at arm’s length, does not exceed 10% of the fair market value of all of the CryptoLogic Ireland Shares held by any entity or individual at that time.
Based on the foregoing, it is expected that both an Exchangeable Share and a CryptoLogic Ireland Share would be exempt interests for a Shareholder provided that (i) the aggregate fair market value of all CryptoLogic Ireland Shares held (or that would be held after the exchange of the Shareholder’s Exchangeable Shares) by the Shareholder or any entity or individual that does not deal at arm’s length with the Shareholder does not exceed 10% of the fair market value of all of the CryptoLogic Ireland Shares, and (ii) it is reasonable to conclude that the Shareholder has no tax avoidance motive in respect of the CryptoLogic Ireland Shares.
U.S. FEDERAL INCOME TAX CONSIDERATIONS
NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.
Scope of this Disclosure
Transactions Addressed
In the opinion of Dorsey & Whitney LLP, the following discussion summarizes the anticipated material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) arising from and relating to (a) the exchange of CryptoLogic Shares for CryptoLogic Ireland Shares as described in this Circular (the “Exchange”) and (b) the ownership and disposition of CryptoLogic Ireland Shares received pursuant to the Exchange.
The opinion of Dorsey & Whitney LLP relies on certain representations made by CryptoLogic Ireland, CEC, Callco and CryptoLogic, is based on certain assumptions and is subject to the limitations and qualifications set forth in this summary. These representations are made as of the date of this Information Circular, the Effective Time of the Exchange, and after the Effective Time, where relevant. The assumptions on which the opinion is based include that there are no changes in existing facts and law, that the Exchange is completed in accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement and in the manner described in this Information Circular, and that any representation made “to the knowledge of” the officers of CryptoLogic Ireland,

CEC, Callco or CryptoLogic, or with similar qualification, is true, correct and complete without regard to such qualification. If any of these representations or assumptions is not correct, the opinion cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders resulting from the Exchange and of the ownership and disposition of CryptoLogic Ireland Shares received pursuant to the Exchange could differ significantly and adversely from those described in this summary. Moreover, the opinion of U.S. tax counsel is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the federal income tax consequences described herein will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. CryptoLogic has not requested, and does not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of the Exchange or of the ownership and disposition of CryptoLogic Ireland Shares received pursuant to the Exchange.
This summary of the anticipated material U.S. federal income tax consequences arising from and relating to the Exchange and the ownership and disposition of CryptoLogic Ireland Shares is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Exchange or the ownership and disposition of CryptoLogic Ireland Shares received pursuant to the Exchange. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder resulting from the Exchange and the ownership and disposition of CryptoLogic Ireland Shares received pursuant to the Exchange. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, this summary does not address U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S. U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Exchange and the ownership and disposition of CryptoLogic Ireland Shares received pursuant to the Exchange in light of their particular circumstances.
Authorities
This summary is based upon the Internal Revenue Code of 1986, as amended (the “U.S. Code”), proposed, temporary and final Treasury Regulations issued under the U.S. Code, and judicial and administrative interpretations of the U.S. Code and Treasury Regulations, in each case as in effect and available as of the date of this Information Circular. The U.S. Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Information Circular. The U.S. Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the IRS or the U.S. courts will agree with the tax consequences described in this summary.
U.S. Holder
For purposes of this summary, a “U.S. Holder” is a beneficial owner of CryptoLogic Shares (or, following the completion of the Exchange, a beneficial owner of CryptoLogic Ireland Shares) that holds such shares as capital assets, and that, for U.S. federal income tax purposes, is
•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•	a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;

•	an estate if the income of that estate is subject to U.S. federal income tax regardless of the source of such income; or

•	a trust if (i) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns CryptoLogic Shares (or, following the completion of the Exchange, CryptoLogic Ireland Shares), the U.S. federal income tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns CryptoLogic Shares (or, following the completion of the Exchange, CryptoLogic Ireland Shares) should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the Exchange and the ownership and disposition of CryptoLogic Ireland Shares received pursuant to the Exchange.
Non-U.S. Holders
For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of CryptoLogic Shares (or, following the completion of the Exchange, CryptoLogic Ireland Shares) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Exchange or the ownership and disposition of CryptoLogic Ireland Shares received pursuant to the Exchange to non-U.S. Holders of CryptoLogic Shares, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Exchange and ownership and disposition of CryptoLogic Ireland Shares received pursuant to the Exchange, and the potential application of any tax treaties.
Assumptions Regarding CryptoLogic
This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of CryptoLogic, including that CryptoLogic is not, has not at any time been and will not be immediately prior to the Exchange a “controlled foreign corporation” as defined in Section 957(a) of the U.S. Code or a “passive foreign investment company” under Section 1297 of the U.S. Code (“PFIC”). In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.
Transactions Not Addressed
This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Exchange (whether or not any such transactions are undertaken in connection with the Exchange), including, without limitation, the following:
•	any conversion into CryptoLogic Shares of any CryptoLogic notes, debentures or other debt instruments;

•	any vesting, exercise, assumption or conversion of any warrants, options and other rights to acquire CryptoLogic Shares;

•	any transaction, other than the Exchange, in which CryptoLogic Shares or CryptoLogic Ireland Shares are acquired; and

•	the acquisition, ownership and disposition of the Exchangeable Shares.
Persons Not Addressed
The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Exchange and ownership and disposition of CryptoLogic Ireland Shares received pursuant to the Exchange:
•	CryptoLogic, CryptoLogic Ireland, CEC and Callco;

•	persons that may be subject to special U.S. federal income tax treatment such as partnerships or other pass-through entities, financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;

•	persons that acquired CryptoLogic Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;

•	persons that hold CryptoLogic warrants, options or CryptoLogic notes, debentures or other debt instruments;

•	persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•	persons that hold CryptoLogic Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•	persons subject to the alternative minimum tax;

•	persons who are U.S. expatriates or former long-term residents of the United States;

•	persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of CryptoLogic (or, following the completion of the Exchange, of CryptoLogic Ireland); and

•	persons who own their CryptoLogic Shares (or, following the completion of the Exchange, their CryptoLogic Ireland Shares) other than as capital assets as defined in the U.S. Code.
Exchange of CryptoLogic Shares for CryptoLogic Ireland Shares
There is no direct authority addressing the U.S. federal income tax consequences of certain aspects of the Arrangement. In addition, the Arrangement will be effected under applicable provisions of foreign law, which are technically different from analogous provisions of U.S. law.
Although there is no authority addressing facts similar to the Exchange and therefore the matter is not free from doubt, it is more likely than not that the exchange of CryptoLogic Shares for CryptoLogic Ireland Shares in the Exchange will qualify as a tax-deferred exchange within the meaning of Section 351 of the U.S. Code (a “Section 351 Transaction”). No ruling from the IRS concerning the U.S. federal income tax consequences of the Exchange has been obtained and none will be requested. Thus, there can be no assurance that the IRS will not challenge the qualification of the Exchange as a Section 351 Transaction or that, if challenged, a U.S. court would not agree with the IRS.
Tax Consequences to U.S. Holders if Exchange Qualifies as a Section 351 Transaction
If the Exchange qualifies as a Section 351 Transaction, then, subject to the assumptions, limitations and qualifications referred to herein, the Exchange will result in the following U.S. federal income tax consequences to U.S. Holders of CryptoLogic Shares, assuming that CryptoLogic is not and has not been a PFIC at any time during each U.S. Holder’s holding period for the CryptoLogic Shares:
•	no gain or loss will be recognized by U.S. Holders of CryptoLogic Shares upon the receipt of CryptoLogic Ireland Shares in exchange for their CryptoLogic Shares surrendered in the Exchange;

•	the aggregate tax basis of the CryptoLogic Ireland Shares received by a U.S. Holder in the Exchange will be the same as the aggregate tax basis of the CryptoLogic Shares surrendered in the Exchange;

•	the holding period of the CryptoLogic Ireland Shares received by a U.S. Holder of stock in the Exchange will include the holding period of the CryptoLogic Shares exchanged; and

•	U.S. Holders will be required to report certain information to the IRS on their United States federal income tax returns for the taxable year in which the Exchange occurs and will be required to retain certain records related to the Exchange.
Consequences of Failure of the Exchange to Qualify as a Section 351 Transaction
If the Exchange fails to qualify as a Section 351 Transaction, the Exchange would constitute a taxable disposition of CryptoLogic Shares by a U.S. Holder and would result in the following U.S. federal income tax consequences, assuming that CryptoLogic is not and has not been a PFIC during each U.S. Holder’s holding period:
•	a U.S. Holder of CryptoLogic Shares would recognize gain or loss equal to the difference between (a) the fair market value of CryptoLogic Ireland Shares received, determined as of the time of receipt by such U.S. Holder and (b) the U.S. Holder’s adjusted tax basis in the CryptoLogic Shares;

•	the aggregate tax basis of CryptoLogic Ireland Shares received by a U.S. Holder of CryptoLogic Shares in the Exchange would be equal to the aggregate fair market value of CryptoLogic Ireland Shares received, determined as of the time of receipt; and

•	the holding period of CryptoLogic Ireland Shares received by a U.S. Holder in the Exchange would begin on the day after receipt.
Any gain or loss recognized under the first bullet point above generally will be capital gain or loss if the CryptoLogic Shares were held as capital assets at the time of the Exchange and will be long-term capital gain or loss if the U.S. Holder’s holding period for the CryptoLogic Shares is more than one year at the time of the Exchange. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations.
Dissenting U.S. Holders
A U.S. Holder who exercises Dissent Rights from the Exchange will recognize gain or loss on the exchange of such holder’s CryptoLogic Shares for cash in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such U.S. Holder’s adjusted tax basis in its CryptoLogic Shares. Such gain or loss generally will be capital gain or loss if the CryptoLogic Shares were held as capital assets at the time of the Exchange and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.
Foreign Currency
The fair market value of any foreign currency received by a U.S. Holder who exercises Dissent Rights from the Exchange will generally be based on the rate of exchange on the date of receipt. A subsequent disposition of any foreign currency received (including an exchange for U.S. currency) will generally give rise to ordinary gain or loss.
Ownership of CryptoLogic Ireland Shares
The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of CryptoLogic Ireland Shares.
Distributions on CryptoLogic Ireland Shares, Tax Consequences of Distributions in General
Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the CryptoLogic Ireland Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Irish income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of CryptoLogic Ireland, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of CryptoLogic Ireland, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the CryptoLogic Ireland Shares and thereafter as gain from the sale or exchange of such CryptoLogic Ireland Shares. (See “Disposition of CryptoLogic Ireland Shares” below). Dividends received on the CryptoLogic Ireland Shares generally will not be eligible for the “dividends received deductions.”
Reduced Tax Rates for Certain Dividends
For taxable years beginning before January 1, 2011, a dividend paid by CryptoLogic Ireland generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) CryptoLogic Ireland is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on CryptoLogic Ireland Shares that have been held by such U.S. Holder for at least 61 days during the one hundred and twenty-one (121) day period beginning sixty (60) days before the ex-dividend date.
CryptoLogic Ireland generally will be a “qualified foreign corporation” under Section 1(h)(11) of the U.S. Code (a “QFC”) if CryptoLogic Ireland is eligible for the benefits of the U.S.-Ireland Income Tax Treaty or, if not, the CryptoLogic Ireland Shares are readily tradable on an established securities market in the U.S. However, even if CryptoLogic Ireland satisfies one or more of such requirements, CryptoLogic Ireland will not be treated as a QFC if CryptoLogic Ireland is a PFIC for the taxable year during which CryptoLogic Ireland pays a dividend or for the preceding taxable year.
As discussed below, CryptoLogic Ireland does not believe that it was a PFIC for the previous taxable year, and does not expect that it will be a PFIC for the current taxable year. (See “Passive Foreign Investment Company” below). However, there can be no assurance that the IRS will not challenge the determination made by CryptoLogic Ireland concerning its PFIC status or that CryptoLogic Ireland will not be a PFIC for the current taxable year or any subsequent taxable year.
If CryptoLogic Ireland is not a QFC, a dividend paid by CryptoLogic Ireland to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).
Distributions Paid in Foreign Currency
The taxable amount of a distribution received on the CryptoLogic Ireland Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on any subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).
Disposition of CryptoLogic Ireland Shares
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of CryptoLogic Ireland Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the CryptoLogic Ireland Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the CryptoLogic Ireland Shares are held for more than one year.
Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Code.

Foreign Tax Credit
A U.S. Holder that pays (whether directly or through withholding) Irish income tax with respect to dividends received on the CryptoLogic Ireland Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Irish income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. In addition, this limitation is calculated separately with respect to “passive category income” and “general category income”. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of CryptoLogic Ireland Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules. Dividends received on the CryptoLogic Ireland Shares generally will be treated as “foreign source” and generally will be categorized as “passive income”. Income or loss on the sale or other taxable disposition of foreign currency will be U.S. source. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Passive Foreign Investment Company
The foregoing discussion assumes that CryptoLogic Ireland will not be a PFIC for any year including or beginning after the Effective Time of the Exchange, and that CryptoLogic was not a PFIC for any taxable year during which a U.S. Holder held CryptoLogic Shares.
A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation’s income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock.
Consequences if CryptoLogic Classified as a PFIC
A U.S. Holder of CryptoLogic Shares would be subject to special, adverse tax rules in respect of the Exchange if CryptoLogic was classified as a PFIC for any taxable year during which a U.S. Holder holds or held CryptoLogic Shares.
CryptoLogic believes that it has never been and does not expect that it will become a PFIC. Whether CryptoLogic will be considered a PFIC for any taxable year will depend on the assets and income of CryptoLogic over the course of such taxable year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. The determination of whether CryptoLogic will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that CryptoLogic has not been and will not become a PFIC during any taxable year in which U.S. Holders held CryptoLogic Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of CryptoLogic under the PFIC rules.

If CryptoLogic is or has been classified as a PFIC for any taxable year during which a U.S. Holder holds or has held CryptoLogic Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability. Under the PFIC rules:
•	the Exchange may be treated as a taxable exchange even if such transaction qualifies as a Section 351 Transaction;

•	any gain on the sale, exchange, or other disposition of CryptoLogic Shares and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such U.S. Holder’s holding period for the CryptoLogic Shares;

•	the amount allocated to the current taxable year and any year prior to the first year in which CryptoLogic was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.
A U.S. Holder that has made a “mark-to-market” election under Section 1296 of the U.S. Code or certain other elections generally may not be subject to the PFIC rules described above. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or any mark-to-market or other election.
Treatment of CryptoLogic Ireland as a PFIC
Whether CryptoLogic Ireland will be considered a PFIC for its current taxable year, or for any subsequent taxable year, will depend on the assets and income of CryptoLogic Ireland over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that CryptoLogic Ireland will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. CryptoLogic Ireland expects that CryptoLogic Ireland will not meet the definition of a PFIC for the taxable year that includes the Effective Date or any future taxable year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that CryptoLogic Ireland will not be or become a PFIC for any taxable year during which U.S. Holders hold CryptoLogic Ireland Shares.
U.S. Holders should be aware that, in the event that CryptoLogic Ireland is or becomes a PFIC, there can be no assurance that CryptoLogic Ireland will supply U.S. Holders with the information and statements that such U.S. Holders require to make a “qualified electing fund” election under Section 1295 of the U.S. Code. Accordingly, each U.S. Holder should consult its own tax advisor regarding the potential PFIC status of CryptoLogic Ireland and how the PFIC rules (including elections available thereunder) would affect the U.S. federal income tax consequences of the ownership and disposition of CryptoLogic Ireland Shares.
Backup Withholding Tax and Information Reporting Requirements
Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of dividends made on CryptoLogic Ireland Shares, or the proceeds of the sale or other disposition of the CryptoLogic Shares or the CryptoLogic Ireland Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the current rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.
IRISH INCOME TAX CONSIDERATIONS
Irish taxation of dividends for United States and Canadian residents
The following summary, which is intended as a general guide only, outlines certain aspects of legislation and Revenue practice in Ireland regarding the Irish taxation of dividends as applicable to United States and Canadian residents. It is based on existing Irish tax legislation, court decisions, the current practice of the Revenue Commissioners in Ireland and the respective double taxation agreements between Ireland and the United States and Ireland and Canada. This summary is not exhaustive and does not purport to deal with the Irish taxation of dividends for all categories of United States and Canadian resident investors, some of which may be subject to special rules such as dealers in securities.
All shareholders should seek independent advice on the tax implications arising in their own particular situations as to the taxation consequences relevant to them. Each shareholder should also understand that future legislative, administrative and judicial changes could modify the tax consequences described below, possibly with retroactive effect.
The following summary is also prepared on the basis that CryptoLogic Ireland, which is Guernsey incorporated, will be tax resident in Ireland by virtue of its central management and control being situated in Ireland. However, this summary does not constitute confirmation that CryptoLogic Ireland will be solely tax resident in Ireland.
Withholding tax
All dividends paid by CryptoLogic Ireland, other than dividends paid entirely out of exempt patent income (this exemption is subject to specific conditions), will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a country with which Ireland has a double tax treaty, which includes the United States and Canada, or in a member state of the European Union, other than Ireland (together a ’Relevant Territory”), will be exempt from withholding tax provided he or she makes the requisite declaration.
Non-Irish resident corporate shareholders that:
•	are ultimately controlled by residents of a Relevant Territory;

•	are resident in a Relevant Territory and are not controlled by Irish residents;

•	have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges; or

•	are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges;
will be exempt from withholding tax on the production of the appropriate certificates and declarations.
Income Tax
Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income. This liability is limited to tax at the standard rate and therefore, where withholding tax has been deducted, this will satisfy the tax liability.
However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the company if the holder is neither resident nor ordinarily resident in the Republic of Ireland and the holder is:

•	an individual resident in the U.S. or Canada (or any other country with which Ireland has concluded a double taxation treaty);

•	a corporation that is ultimately controlled by persons resident in the U.S. or Canada (or any other country with which Ireland has concluded a double taxation treaty);

•	a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty;

•	a corporation resident in another EU member state or in a country with which Ireland has concluded a double taxation treaty, which is not controlled directly or indirectly by Irish residents; or

•	a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty.
U.S. or Canadian Shareholders that do not fulfill the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the relevant treaty.
Irish Capital Gains Tax
The following summary, which is intended as a general guide only, outlines certain aspects of legislation and Revenue practice in Ireland regarding the Irish taxation of capital gains tax. It is based on existing Irish tax legislation, court decisions, the current practice of the Revenue Commissioners in Ireland and the respective double taxation agreements between Ireland and the United States and Ireland and Canada. This summary is not exhaustive and does not purport to deal with every situation which will be dependent on the facts and circumstances of each investor.
All shareholders should seek independent advice on the tax implications arising in their own particular situations as to the taxation consequences of the disposition of CryptoLogic Ireland Shares. Each shareholder should also understand that future legislative, administrative and judicial changes could modify the tax consequences described below, possibly with retroactive effect.
CryptoLogic Ireland Shares constitute chargeable assets for Irish capital gains tax purposes and, accordingly, Shareholders who are resident or ordinarily resident in Ireland, depending on their circumstances, may be liable to Irish tax on capital gains on a disposal of CryptoLogic Ireland Shares. A Shareholder who is neither resident nor ordinarily resident in Ireland should not be liable to Irish capital gains tax on a disposal of CryptoLogic Ireland Shares unless the CryptoLogic Ireland Shares (i) are or were held for the purposes of a trade carried on by the shareholder in Ireland or (ii) derive the greater part of their value from Irish land or exploration rights and are unquoted.
There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax. This treatment will apply to Irish domiciled individuals -:
•	who cease to be Irish resident;

•	who own the shares when they cease to be resident;

•	if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

•	who dispose of an interest in a company during this temporary non-residence; and

•	the interest disposed of represents 5% or greater of the share capital of the company or is worth at least €500,000.

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 20% of the taxable gain.
RIGHTS OF DISSENT
Pursuant to the Interim Order and the requirements of the OBCA, Shareholders are entitled to dissent to the Arrangement.
The following sets out a brief summary of the provisions contained in section 185 of the OBCA. A shareholder seeking to dissent from the approval of the Arrangement should seek legal advice as to the proper procedure to follow.
Any holder of CryptoLogic Common Shares is entitled to be paid the fair value of such shares in accordance with Section 185 of the OBCA if the Shareholder dissents to the approval of the Arrangement Resolution.
A Shareholder may only exercise the right to dissent with respect to all of the shares of a class held by the Shareholder on behalf of any one beneficial owner and registered in the Shareholder’s name. As a consequence, a Shareholder may only exercise the right to dissent in respect of CryptoLogic Common Shares that are registered in that Shareholder’s name. In many cases, CryptoLogic Common Shares beneficially held by Beneficial Shareholders are registered either: (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the CryptoLogic Common Shares or (b) in the name of a clearing agency, such as CDS, of which the Intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise the right to dissent directly (unless the CryptoLogic Common Shares are re-registered in the Beneficial Shareholder’s name). A Beneficial Shareholder who wishes to exercise the right to dissent should immediately contact the Intermediary with whom the Beneficial Shareholder deals in respect of the CryptoLogic Common Shares and either: (a) instruct the Intermediary to exercise the right to dissent on the Beneficial Shareholder’s behalf (which, if the CryptoLogic Common Shares are registered in the name of CDS or another clearing agency, would require that the CryptoLogic Common Shares first be reregistered in the name of the Intermediary); or (b) instruct the Intermediary to re-register the CryptoLogic Common Shares in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would be able to exercise the right of dissent directly.
A registered Shareholder who wishes to dissent in respect of the Arrangement Resolution must provide the Notice of Dissent to the Arrangement Resolution to CryptoLogic Inc., 3rd Floor, 55 St. Clair Avenue West, Toronto, Ontario M4V 2Y7, Attention: President, facsimile number (416) 545-1455, not later than 5:00 p.m. (Eastern Time) on the business day immediately preceding the Meeting Date (or any adjournment or postponement thereof). It is important that registered Shareholders strictly comply with this requirement, as it is different from the statutory dissent procedures of the OBCA that would permit a dissent notice to be provided at or prior to the Meeting.
The filing of a Dissent Notice does not deprive a Shareholder of the right to vote at the Meeting. However, a registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder. A vote against the Arrangement Resolution will not constitute a Dissent Notice but a registered Shareholder need not vote such Shareholder’s CryptoLogic Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Notice of Dissent. However, any proxy granted by a registered Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked in order to prevent to proxy holder from voting such CryptoLogic Common Shares in favour of the Arrangement Resolution and thereby causing the Shareholder to forfeit such Shareholder’s right to dissent.
The following is a brief summary of section 185 of the OBCA, the full text of which is attached as Schedule “D” to this Circular. Within ten (10) days after the special resolution is adopted by Shareholders, CryptoLogic must so notify the dissenting shareholder who is then required, within twenty (20) days after receipt of such notice (or if he does not receive such notice within twenty (20) days, after he learns of the adoption of the special resolution), to send to CryptoLogic a written notice containing the Dissenting Shareholder’s name and address, the number of shares in respect of which the Dissenting Shareholder’s dissents and a demand for payment of the fair value of such shares and, within thirty (30) days after sending such written notice, to send to CryptoLogic the appropriate share certificate or certificates. If the proposals contemplated in the special resolution become effective, CryptoLogic is required to (i) determine the fair value of the CryptoLogic Common Shares and to make a written offer to pay such amount to the Dissenting Shareholder accompanied by a statement showing how the fair market value was determined, or (ii) provide notification to the Dissenting Shareholder that CryptoLogic is unable lawfully to make any payment to the Dissenting Shareholder within seven (7) days after the later of the day on which the proposals contemplated in the special resolution became effective or the day CryptoLogic received the Dissenting Shareholder’s notice outlined herein. If such offer is not made or not accepted, within thirty (30) days, either party may apply to the court to fix the fair value of the CryptoLogic Common Shares. There is no obligation on CryptoLogic to apply to the court. If an application is made by either party, the Dissenting Shareholder will be entitled to be paid the amount fixed by the court which may be greater or less than the value of the CryptoLogic Common Shares prior to the implementation of the Arrangement.
COMPARISON BETWEEN THE OBCA AND GUERNSEY LAW
Pursuant to the Arrangement, Shareholders will receive securities of a corporation which is governed by Guernsey Law. While the rights and privileges of shareholders of a Guernsey company are, in many instances, comparable to those of shareholders of a provincial Canadian corporation, there are certain differences. Some of the principal differences, described below, arise from differences between Guernsey Law and the OBCA as well as between the constating documents of CryptoLogic and CryptoLogic Ireland
Special Resolutions
Pursuant to the OBCA, special resolutions to effect fundamental changes (such as amending a corporate name, a voluntary wind-up, etc.) require at least two-thirds of the percentage of votes. For companies governed by Guernsey Law, the percentage threshold is increased to at least three quarters of the percentage of votes. In addition, Guernsey Law requires that all special resolutions be filed with the registrar within 21 days of being passed.
Directors
Appointment and Removal
While the OBCA prescribes certain requirements relating to the appoint and removal of directors from office, Guernsey Law allows for certain flexibility by providing that appointment and removal of directors be dealt with in the articles of Guernsey companies (although Guernsey law permits a court to remove directors in certain circumstances).
Residency
A majority of directors of an OBCA corporation (other than non-resident corporations) must be resident Canadians (other than OBCA corporations that have only one or two directors, in which case that director, or one of the two directors, as the case may be, must be resident Canadians). There are no Guernsey residency requirements for directors of companies governed by Guernsey Law.
Meetings
Section 126 of the OBCA sets out detailed requirements prescribing the manner in which directors’ meetings shall be held. Guernsey Law, on the other hand, allows for directors’ meetings to be regulated by the articles of a company and, as such, a company’s articles can be tailored to meet any number of specific requirements.
Shareholder Rights

Rights of Dissent
Pursuant to the OBCA, a shareholder is entitled to exercise a right of dissent on certain prescribed fundamental changes to corporations and, upon exercising such right of dissent, is entitled to be paid the fair value of the shares held by the shareholder in respect of which the shareholder dissents. Under Guernsey Law, no such rights of dissent exist.
Derivative Actions
Subject to certain prescribed requirements, section 246 of the OBCA allows shareholders, among others, to apply to a court of competent jurisdiction in the name and on behalf of the corporation, or intervene in any action to which the corporation is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. There are no derivative actions available to shareholders of companies subject to Guernsey Law.
Oppression Remedy
Under the OBCA and subject to the rules contained therein, a shareholder, among others, may apply to a court of competent jurisdiction for an interim or final order on matters which are alleged to be oppressive or unfairly prejudicial to or that unfairly disregards the interests of the shareholder. The court has wide discretion on remedies which may be awarded. Shareholders of companies subject to Guernsey Law have similar rights albeit the application to a court for an order is limited to acts which are alleged to be unfairly prejudicial to the respective shareholder.
Variation of Shareholders’ Rights
Under Guernsey Law, where shareholders owning not less than 15% in aggregate of the issued shares of the class in question (excluding shares held as treasury shares) did not consent to or vote in favour of a resolution varying the rights attaching to such shares, one or more of the affected shareholders may apply to a court for an order having the variation annulled. If such application is made, the variation shall have no effect unless and until confirmed by the court. The OBCA has no similar provisions specifically addressing the issue of variation.
INFORMATION CONCERNING CRYPTOLOGIC
The following information should be read in conjunction with the information concerning CryptoLogic appearing elsewhere in this Circular and incorporated by reference in this Circular. All references under this heading to “CryptoLogic” mean CryptoLogic and its consolidated subsidiaries, or one or more of them as the context requires.
DOCUMENTS INCORPORATED BY REFERENCE
The following documents which CryptoLogic has filed with the Commissions are specifically incorporated by reference into, and form an integral part of, this Circular are:
1.	Audited Financial Statements for the years ended December 31, 2006 and December 31, 2005;

2.	Annual Information Form for the year ended December 31, 2006;

3.	Management Discussion and Analysis for the years ended December 31, 2006 and December 31, 2005;

4.	News releases dated April 2, 2007; and

5.	Material change report dated October 4, 2006.
All news releases, material change reports, interim financial statements and interim management discussion and analysis that are required to be filed by CryptoLogic with the Commissions after the date hereof but prior to the Meeting will be deemed to be incorporated by reference into and form an integral part of this Circular. The documents incorporated by reference herein contain material information relating to CryptoLogic. Shareholders should carefully review all information contained in this Circular and the documents incorporated by reference herein. All documents incorporated by reference can be accessed at www.sedar.com.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has been modified or superseded a prior statement or include any information set forth in the document or the statement that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this Circular.
No person is authorized to provide any information different from that contained in this Circular. Information on any website maintained by CryptoLogic does not constitute a part of this Circular.
SUMMARY DESCRIPTION OF THE BUSINESS
CryptoLogic was formed by articles of amalgamation (the “Amalgamation”) under the OBCA effective March 7, 1996 pursuant to an amalgamation agreement dated January 19, 1996 between Inter.tain.net Inc., a private corporation, and Biroco Kirkland Mines Limited. Immediately prior to the Amalgamation, Biroco Kirkland Mines Limited did not carry on active operations.
CryptoLogic’s registered and head office is located at 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7.
On June 28, 1996, CryptoLogic changed its name from “Inter.tain.net Inc.” to its current name, “CryptoLogic Inc.”
Intercorporate Relationships
The organizational structure of CryptoLogic and its operating subsidiaries (collectively, the “Subsidiaries”) as of December 31, 2006 is set forth below. CryptoLogic is the software group located in Canada, which provides software development, upgrades and technical support for WagerLogic. Located in Cyprus and the United Kingdom (“UK”), the WagerLogic group of companies provides licensing for its Internet gaming software, e-cash management, customer support and other services to third-party gaming operators or licensees around the world. The WagerLogic subsidiary is responsible for the overall licensing of CryptoLogic’s total gaming software solution and services including the provision of 24/7 customer support to its licensees’ global player base. The ECash Direct (UK) Limited subsidiary provides an e-cash management system that enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. The Ads Dot Com Limited subsidiary offers advisory marketing services to licensees.

Note:
In all cases in the above chart, the parent company owns directly or indirectly, all of the issued and outstanding shares of the applicable subsidiary.
CryptoLogic is a pioneer and global leading software and services provider to the Internet gaming market. Today, CryptoLogic is one of the industry’s longest-established publicly traded online gaming software companies, and its leadership in regulatory compliance makes it one of very few companies with gaming software that is certified to strict standards similar to land-based gaming. As at December 31, 2006, through its wholly-owned subsidiary, WagerLogic, it licenses and supports the Internet-based gaming software package to 10 licensees located around the world, including a number of well-known UK brand name and land-based gaming organizations. CryptoLogic’s licensees have government authority to operate Internet gaming sites in two jurisdictions, Alderney in the British Isles and the Netherlands Antilles.
The global online gaming industry including the United States grew from $5.7 billion in 2003 to $10.7 billion in revenue in 2005 (source: Global Betting and Gaming Consultants, February 2007 (“GBGC”)). However, on September 29, 2006, the United States Congress approved the Unlawful Internet Gambling Enforcement Act (UIGEA), which prohibits financial transaction processing in the US online gaming market. Accordingly, CryptoLogic worked with WagerLogic’s licensees to ensure that they stopped taking wagers from US-based players immediately. The Act was made law on October 13, 2006. Earlier US legislation, including US federal and state statutes, has been, and could continue to be, construed to prohibit or restrict gaming through the use of the Internet. Also, some US credit card processors had already been blocking online gaming transactions, dating back to 2001.
At the time the UIGEA was passed, approximately 30% of CryptoLogic’s licensees’ revenue was derived from US-based players, while the entire US market was estimated to represent approximately 50% of the global online gaming market (GBGC). The smaller representation of US-based players among CryptoLogic’s licensees’ player base was a direct result of CryptoLogic’s strategy since 2002 to focus on licensees that primarily target international markets, most notably the UK and continental Europe. In 2001, only 30% of licensees’ revenue came from players outside the US. After the UIGEA enactment, 100% of licensees’ revenue came from outside the United States.
As the industry becomes increasingly competitive and sophisticated, CryptoLogic must offer a strong value proposition to its customers to help them respond to players, who are demanding more choice and entertainment value. Accordingly, CryptoLogic continues to emphasize product innovation in its core Internet casino and Internet poker software, which are proven, major growth markets in online gaming.

International markets, such as Europe and particularly the UK, have become a core focus for CryptoLogic over the past three years. CryptoLogic’s international strategy focuses on investing in and capitalizing on our relationships with leading, international brand name licensees in non-North American markets that are embracing Internet gaming and represent attractive growth potential.
CryptoLogic has long advocated a regulatory approach to foster a transparent, credible and growing online gaming industry. CryptoLogic has sought and achieved certification of its software in strictly regulated jurisdictions. It is through this process that CryptoLogic maintains it reputation as the pioneer in online gaming and a trusted provider for licensees and their customers.
Given CryptoLogic’s regulatory experience, it is positioning itself for the pending implementation of the regulatory framework under the new Gambling Act 2005 in the UK, and to offer this jurisdiction as an option for our customers, provided the British government establishes a commercially-attractive marketplace. In enabling the regulation of Internet gaming for the first time in the UK, this Act opens the door to a large, credible and stable industry in a regulated and licensed environment. While the underlying rules and codes have yet to be finalized, it is expected that application for online gaming licenses can be made starting in January 2007 in advance of the new regulatory regime becoming fully operational by September 2007.

BOARD OF DIRECTORS OF CRYPTOLOGIC:
The following are the names and municipalities of residence of the directors of CryptoLogic, their positions and offices with the CryptoLogic and their principal occupations during the last five (5) years

		Principal		Number of
Name, Age and		Occupation or		CryptoLogic Shares
Municipality of	Positions with	Employment for the		Beneficially Owned
Residence	CryptoLogic	Last Five Years	Director Since	or Controlled
Javaid Aziz, 54, Berkshire, England	Director, President & Chief Executive	CEO of Aspective Ltd.	April 12, 2007	Nil

Randall Abramson, 40, Toronto, Canada (1)(2)(4)	Officer Director	Co-founder and President of Trapeze Capital Partners Inc. and co-founder and CEO of its affiliate, Trapeze Asset Management Inc.	May 1, 2003	Nil

Stephen Freedhoff, 71, Toronto, Canada (1)(2)(3)	Director	Self-employed consultant since July 1999, previously a	May 1, 2003	Nil
partner of a Canadian national accounting firm for over 30 years.

Nigel Simon, 51, London, England (1)(2)	Director	Self-employed consultant since January 2005, previously held senior management and marketing roles for 20 years with Gallagher Group PLC and is a non- executive director of Charter European Trust plc.	September 23, 2005	1,600

Robert H. Stikeman, 61, Toronto, Canada (3)(4)	Chairman & Secretary, Director	Senior partner for past 20 years in Stikeman, Graham, Keeley & Spiegel LLP.	May 30, 2002	5,000

(1)	Denotes member of the Audit Committee;

(2)	Denotes member of the Compensation Committee;

(3)	Denotes member of the Corporate Governance and Compliance Committee;

(4)	Denotes member of the Nominating Committee.

(5)	Mr. Aziz is not a member of any committee but regularly attends committee meetings by invitation.
Javaid Aziz entered into an engagement agreement on March 30, 2007 to become the President and Chief Executive Officer of CryptoLogic effective April 1, 2007. Mr. Aziz has over 30 years of diversified international experience in the information technology industry. During his tenure at IBM United Kingdom Ltd. from 1987 to 1995, he held various executive positions and ascended to the rank of Chief Executive Officer. He then served four years as Senior Vice-President, Europe for Silicon Graphics Inc. in Europe from 1995 to 1999 and subsequently founded Aspective

Ltd., a private consulting company in the wireless application service sector which he successfully sold to Vodafone Group plc in December, 2006.
Randall Abramson is co-founder and President of Trapeze Capital Corp. and co-founder and Chief Executive Officer of its affiliate, Trapeze Asset Management Inc., both Toronto-based portfolio management firms for high net worth individuals and institutions. Prior to founding Trapeze Capital and Trapeze Asset, Mr. Abramson was a portfolio manager and analyst at wealth management firm, Connor Clark & Company from 1996 to 1998, and prior thereto, was a portfolio manager and analyst at institutional money manager, Hodgson Roberton Laing Limited (now Yield Management Group) from 1991 to 1996.
Stephen H. Freedhoff, CA, CFP has been a self-employed consultant since July 1999. Previously, he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff is also Chairman of the Company’s Audit Committee.
Nigel Simon has been a self-employed consultant since January 2005. Previously, he held senior management and marketing roles for 20 years with Gallaher Group PLC, an approximately $4 billion FTSE 50 and NYSE-listed international tobacco company based in the UK, with sales in 69 countries and manufacturing locations in the UK, Austria, Kazakhstan, Poland, Romania, Russia, Ukraine and Sweden. Most recently, Mr. Simon led a multi-billion-dollar business in Continental Europe for Gallaher. He served for 7 years as a Main Board Director of Gallaher, held positions as Chairman of Germany’s largest vending retailer, and as a Board member for Germany’s largest convenience store wholesaler. He also serves as a trustee for a major UK charity and as a mentor for the Prince’s trust charity – a charity founded by the Prince of Wales to help less-privileged young adults get their start in business. Mr. Simon is Chairman of CryptoLogic’s Compensation Committee.
Robert H. Stikeman was named Chairman of the Board in May 2003, has been a Director since May 2002 and also serves as the Company’s Secretary. He has been a partner for the past 20 years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. His firm acts as outside counsel to the Company. Mr. Stikeman plays a key role in guiding CryptoLogic’s legal and compliance strategies, and has since 1996. He is also Chairman of two Board committees: the Nominating Committee and the Compliance and Corporate Governance Committee.
The following table summarizes the positions of other reporting issuers held by directors of CryptoLogic:

Director	Name of other Issuer	Position with Other Issuer
Robert H. Stikeman	Pure Diamonds Exploration Inc.	Director

Stephen Freedhoff	Iamgold Inc.	Director

Summary of Board of Directors and Committee Meetings Held in 2006

Number of Meetings
Held
Board	13
Audit Committee	5
Corporate Governance & Compliance Committee	1
Compensation Committee	10
Nominating Committee	Nil

Total Number of Meetings Held:	29

Board of Directors Attendance Record for Directors at meetings held in 2006

Compliance &
Corporate
	Board of Directors	Compensation	Audit	Governance
Director	Meeting	Committee	Committee	Committee
Randall Abramson	13/13	10/10	4/5	n/a
Stephen Freedhoff	11/13	9/10	5/5	1/1
Lewis Rose**	13/13	6/10	5/5	n/a
Nigel Simon	13/13	10/10	5/5	n/a
Robert H. Stikeman	12/13	10/10	4/5	1/1

*	There were no meetings of the Nominating Committee held in 2006.

**	Lewis Rose was the President and C.E.O. from July 15, 2002 to March 30, 2007.
EXECUTIVE COMPENSATION
The information contained below is provided as required under National Instrument 51-102 – Continuous Disclosure Obligations -Form 51-102F6 (the “Form”).
Summary Compensation Table
The following table contains information about the compensation paid to, earned by and payable to, CryptoLogic’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) as at December 31, 2006, December 31, 2005 and December 31, 2004 and in accordance with the Form, includes those executive officers who received total salary and bonus in excess of $150,000. Specific aspects of compensation payable to the Named Executive Officers of CryptoLogic are dealt with in further detail in subsequent tables.

SUMMARY COMPENSATION TABLE
(in Canadian Dollars)

	Annual Compensation				Long Term Compensation Awards
					Securities
				Other	Under	Restricted		All
				Annual	Options/	Shares		Other
				Compen-	SARs	Restricted	LTIP	Compen-
Name and Principal		Salary	Bonus	sation	Granted	Share Units	Pay-outs	sation
Position	Year	(Cdn$)	(Cdn$)	(Cdn$)	(#)	(Cdn$)	(Cdn$)	(Cdn$)

Lewis Rose(1)	2006	475,000	542,400	15,000	Nil	Nil	324,960	225,000
President and Chief	2005	400,000	542,400	15,000	Nil	Nil	Nil	Nil
Executive Officer	2004	400,000	580,000	15,000	Nil	Nil	Nil	Nil
Andrew Goetsch(4)	2006	315,000	112,764	39,550	17,500	Nil	96,075	Nil
Vice President, Poker	2005	243,538	112,752	43,767	20,000	47,999	Nil	Nil
Software	2004	3,846	10,000	Nil	40,000	Nil	Nil	Nil
Development
Michael Starzynski(3)	2006	246,480	108,480	6,000	17,500	Nil	96,075	Nil
Chief Technology	2005	236,866	120,033	6,000	Nil	Nil	Nil	Nil
Officer	2004	230,000	121,060	6,000	25,000	Nil	Nil	Nil
Stephen Taylor(2)	2006	247,200	109,638	Nil	27,500	Nil	Nil	Nil
Chief Financial	2005	92,308	70,000	Nil	60,000	Nil	Nil	Nil
Officer
Justin Thouin(5)	2006	235,000	54,836	Nil	25,000	Nil	Nil	Nil
Vice President, Casino	2005	175,000	36,000	Nil	Nil	Nil	Nil	Nil
Software	2004	95,000	34,912	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Lewis Rose was appointed Interim President and Chief Executive Officer of CryptoLogic on July 15, 2002 and appointed President and CEO on March 7, 2003, Mr. Rose’s employment with CryptoLogic terminated on March 30, 2007.

(2)	Stephen Taylor was appointed Chief Financial Officer of CryptoLogic on August 8, 2005.

(3)	Michael Starzynski was appointed Chief Technology Officer on March 17, 2003.

(4)	Andrew Goetsch was appointed Vice President, Poker Software Development on December 20, 2004. Mr. Goetsch was granted 40,000 options to purchase Common Shares and 2,000 restricted Common Shares of CryptoLogic upon commencement of his employment. These Common Shares were restricted from freely trading for a period of one year from the date of Mr. Goetsch’s first date of employment.

(5)	Justin Thouin joined CryptoLogic on July 21, 2003 and was promoted to Vice President, Casino Software on August 1, 2006.
Long-Term Incentive Plans
The CryptoLogic Long Term Incentive Plan (“LTIP”) was adopted by the Board of Directors with effect as of January 1, 2005. The LTIP is intended to enhance CryptoLogic’s ability to attract and retain high quality individuals to serve as officers and executives of CryptoLogic and to align the interests of officers and executives with those of shareholders. The LTIP provides performance-based incentives, payable in cash, CryptoLogic Common Shares and or a combination of each, with any payments in CryptoLogic Common Shares made through acquisitions of those CryptoLogic Common Shares by CryptoLogic in the secondary market. Therefore, the LTIP is not dilutive to shareholders’ interests.

The LTIP was prepared with input from an internationally recognized consulting firm specializing in executive compensation. CryptoLogic, like many public companies, has elected to compensate through the granting of “units” under the LTIP, known as Performance Share Units (or “PSUs”).
The LTIP has been designed to reward participants for growth in earnings per share and share price through overlapping three-year performance periods. Depending on actual performance achieved against pre-set EPS targets, payouts may range from 0 – 150% of the initial target award times share price at the end of the performance period.
The LTIP payout will be based upon the product of three factors: 1) The number of PSUs awarded; 2) the share price at the end of the performance cycle; and 3) a “performance modifier” that is based upon cumulative earnings per share. If cumulative targeted earnings per share are not satisfied, no payouts are made. The minimum level of performance that must be achieved to receive a payout is a three (3) year compounded growth in earnings per share of 5% per year, from the year of the grant. For the 2005 grants, if CryptoLogic achieves anything less than 5% compounded annual growth over the first two (2) years, then the payouts are nil.
The CryptoLogic LTIP has the following principal features:
(1)	The LTIP provides for the granting of PSUs on a discretionary basis to reward participants for growth in the CryptoLogic’s earnings per share and share price with vesting over a three (3) year performance period. In the inaugural year, 50% of the initial grant of PSUs vest in year two (2), and the remaining 50% in year three (3). Thereafter, subsequent grants vest 100% in year three (3). Vesting can accelerate under certain circumstances, such as a change of control of CryptoLogic as defined in the LTIP, or a Participant’s death.

(2)	The CEO, President, Vice President, Director or Director-level executive, any other officer of CryptoLogic and certain consultants are eligible to participate. Non-employee members of the Board of Directors are not eligible as participants under the LTIP. Generally, PSUs granted under the LTIP are not transferable.

(3)	PSU grants and the financial and performance objectives required for PSUs to vest are reviewed and approved by the Compensation Committee and are generally set to achieve a total and aggregate compensation between the 50th and 75th percentile of comparable companies.
The LTIP is administered by the Compensation Committee of the Board of Directors, the expenses of such administration being borne by CryptoLogic. The Board of Directors, in its sole discretion, may amend or terminate the LTIP at any time.
As at the date of this Circular, an aggregate of 214,250 PSUs were outstanding under the LTIP.
LTIP(1) Awards Made During the Most Recently Completed Financial Year
Ended December 31, 2006 to Named Executive Officers of CryptoLogic

			Estimated Future Payouts Under Non-
			Securities-Price-Based Plans(1)
		Performance or
		Other Period Until
	Securities, Units	Maturation or
	or Other Rights	Payout	Threshold(2)	Target(3)	Maximum(3)
Name	(#)	(Years)	(Cdn$)	(Cdn$)	(Cdn$)
Lewis Rose	0	n/a	n/a	n/a	n/a
Andrew Goetsch	10,000	3	228,558	329,030	429,052
Michael Starzynski	25,000	3	571,408	822,850	1,073,751
Stephen Taylor	15,000	3	342,850	493,550	644,250
Justin Thouin	3,500	3	194,273	279,675	365,076

Note:

(1)	CryptoLogic’s LTIP was adopted by the Board of Directors with effect on January 1, 2005, and provides for Performance Share Units (PSUs) to reward participants for growth in earnings per share times share price with vesting over a 3 year performance period. For the introductory cycle commencing with grants made in January, 2005, 50% of the initial grant of PSUs vest in year 2, and the remaining 50% in year 3. The grants for the above officers were granted on January 1, 2005. Depending on actual performance achieved against pre-set EPS targets, payouts may range from 0 – 150% of the initial target award times the share price at the end of the performance cycle. Refer to “Long Term Incentive Plan” on page 72 for further details on the LTIP.

(2)	If CryptoLogic achieves cumulative earnings per share growth of less than 5% during the performance cycle, no amount will be payable under the LTIP.

(3)	Calculation of estimated future payouts assumed Cdn$25.62 being the weighted average share price of the five trading days prior to the year ended December 31, 2006 in accordance with the LTIP. One third of the payout has been crystallized at Cdn$25.62 x 1.5 performance multiplier. The balance has been priced utilizing the closing share price at Record Date of Cdn$30.14.
Options and Stock Appreciation Rights
CryptoLogic currently has 1,404,837 stock options outstanding under its 2002 Incentive Stock Option Plan (the “2002 Plan”) as at April 16, 2007. Reference is made to the heading “Stock Option Plan” for details of the 2002 Plan.
Option Grants in 2006
The following table provides details on stock options granted to CryptoLogic’s Named Executive Officers in the fiscal year ended December 31, 2006 under the terms of the 2002 Plan.

	Securities	% of Total Options		Market Value of Securities
	Under	Granted to		Underlying Options on
	Options	Employees in	Exercise Price	the Date of Grant	Expiration
Name	Granted (#)	Financial Year	(Cdn$/Security)	(Cdn$/Security)	Date
Lewis Rose	Nil	n/a	n/a	n/a	n/a
Andrew Goetsch	2,500	0.84%	24.40	Nil	2/11/2011
	15,000	5.05%	26.80	Nil	6/27/2011
Michael Starzynski	2,500	0.84%	24.40	Nil	2/11/2011
	15,000	5.05%	26.80	Nil	6/27/2011
Stephen Taylor	2,500	0.84%	24.40	Nil	2/11/2011
	25,000	8.41%	26.80	Nil	6/27/2011
Justin Thouin	5,000	1.68%	24.40	Nil	2/11/2011
	20,000	6.73%	25.08	Nil	4/8/2011

Options Exercised and Aggregates Remaining
The following table provides details on the options exercised by the Named Executive Officers during the year ended December 31, 2006 and the remaining options held by the Named Executive Officers as of December 31, 2006.

	Securities	Aggregate
	Acquired on	Value			Value of In the Money Options
	Exercise	Realized	Options at Year End		at Year End(1)
Name	(#)	(Cdn$)	(#)		(Cdn$)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Lewis Rose	110,000	2,197,400	1,250	31,250	24,338	608,438
Andrew Goetsch	Nil	Nil	25,000	52,500	67,065	140,835
Michael Starzynski	21,250	403,563	0	45,000	Nil	469,650
Stephen Taylor	Nil	Nil	15,000	72,500	33,514	161,986
Justin Thouin	1,250	12,813	Nil	26,250	Nil	75,225

(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2006 of Cdn$27.08.
Option and Share Appreciation Rights Repricing
No options were repriced during the year ended December 31, 2006.
Defined Benefit or Actuarial Plan Disclosure
CryptoLogic does not have any defined benefit or actuarial plans.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table provides information as at December 31, 2006 with respect to CryptoLogic Common Shares authorized for issuance under the Corporation’s Stock Option Plan outstanding. Descriptions of the Corporation’s stock options are incorporated by reference and detailed under Note 7 “Share Capital” and Note 8 “Stock Option Plan” of Corporation’s consolidated financial statements and notes thereto for fiscal December 31, 2006.
Equity Compensation Plan Information

Number of securities
		Weighted-average exercise	remaining available for
	Number of securities to be	price of outstanding	future issuance under
	issued upon exercise of	options, warrants	equity compensation plans
	outstanding options,	and rights	(excluding securities
	warrants and rights	(Cdn$)	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,006,584	21.35	781,350

Total	1,006,584	21.35	781,350

(1)	The number of securities remaining available for future issuance relates to the Company’s stock option plan.

STOCK OPTION PLAN
The 2002 Plan provides that options to purchase CryptoLogic Common Shares may be awarded to employees, officers and directors of CryptoLogic and its subsidiaries, and others providing management or consulting services to the CryptoLogic and its subsidiaries. The purpose of the 2002 Plan is to reward these individuals for their contributions toward the long term goals and success of CryptoLogic and to enable CryptoLogic to retain, attract and motivate experienced and skilled management, staff and consultants by providing them with the opportunity, through options to acquire CryptoLogic Common Shares, to acquire a proprietary interest in CryptoLogic and to benefit from its growth.
The principal features of the 2002 Plan include:
(1)	A maximum of 3,900,000 CryptoLogic Common Shares were reserved for issuance under the 2002 Plan. As of the date of this Circular, there are 1,528,937 options reserved under the 2002 Plan which represent 11.0% of the 13,900,231 outstanding CryptoLogic Common Shares. Options granted under the 2002 Plan may include stock appreciation rights.

(2)	1,404,837 CryptoLogic Common Shares are issuable under existing outstanding options granted, which represent 10.1% of the outstanding CryptoLogic Common Shares.

(3)	124,100 options are available to be issued, which represent 0.89% of the outstanding CryptoLogic Common Shares, of which all 124,100 are eligible to be issued to insiders.

(4)	Options have a term of five (5) years or less and will be subject to earlier termination if the holder leaves the employ of the Company unless the Board otherwise decides. An option will only become exercisable after the following vesting periods:
a)	One-third of the options granted to Directors will vest at the date of grant, with the balance vesting over two (2) years.

b)	Unless otherwise permitted by the Compensation Committee, all other options granted will vest at a rate of one-quarter of the total amount granted per year, the first vesting date to follow one (1) year after the date of grant. Vesting dates will follow annually on the anniversary date of the original grant, provided that in the event of a public takeover bid all options will immediately vest.
(5)	No one person may receive or hold options entitling the purchase of 5% or more of the outstanding CryptoLogic Common Shares of the Corporation.

(6)	The number of CryptoLogic Common Shares reserved for insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding CryptoLogic Common Shares.

(7)	The number of CryptoLogic Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of all issued and outstanding CryptoLogic Common Shares.

(8)	The exercise price is fixed by the directors but is not less than the market value of the CryptoLogic Common Shares at the date of the grant (the closing price on the day of the grant or the average between highest and lowest prices on such day).

(9)	Stock options are not assignable by the holder.

(10)	No financial assistance will be provided by CryptoLogic to option holders in connection with the exercise of stock options granted under the 2002 Plan.

(11)	Unless otherwise permitted by the Compensation Committee, upon leaving CryptoLogic’s employ, there is a thirty (30) day exercise period for those options deemed exercisable at the date of departure, or six (6) months in the event of death, or three (3) months in the event of dissolution of CryptoLogic.

(12)	The 2002 Plan is administered by the Board of Directors on the advice of the Compensation Committee. The Directors and the Chief Executive Officer have authorization to grant options to persons who are neither Officers nor Directors in amounts of up to 10,000 options per person and report such grants to the Compensation Committee.
The details of the stock options granted under the 2002 Plan that remain outstanding are as follows:

Position with the	Common Shares	Exercise Price
Corporation	Under Option	(CDN)	Expiry Date
Directors (4 persons)	170,332	$19.00 -$23.56	Jan. 16, 2009 to Dec. 14, 2011
Officers (5 persons)	693,000	$9.67 -$29.68	Jul. 21, 2008 to Apr. 2, 2012
Employees	525,000	$5.40 - $36.96	Jul. 21, 2008 to Jan. 29, 2012
Consultants	15,625	$21.45 - $24.45	Nov. 12, 2009 to Dec. 16, 2010
Total	1,404,837	$5.40 – $36.96	Jul. 21, 2008 to Apr. 2, 2012
EMPLOYEE SHARE PURCHASE PLAN
In 2005, CryptoLogic established an Employee Share Purchase Plan (“SPP”) to provide employees with an opportunity to purchase CryptoLogic Common Shares, further participants’ alignment with the interests of shareholders and allow them to participate in the growth of CryptoLogic.
The SPP has the following principal features:
1)	Participation is limited to eligible employees and independent consultants of CryptoLogic and its subsidiaries.

2)	There are Four (4) Offering Periods per year (once a quarter), as determined by the Board of Directors. CryptoLogic Common Shares are purchased, through an agent, at market value on the open market of the TSX.

3)	Employees may elect to purchase CryptoLogic Common Shares through a cash transaction at the beginning of the Offering Period, or through payroll deductions over a twelve (12) month period. Employees can contribute up to 10% of their salary (excluding bonuses). CryptoLogic will match 50% of the Employee’s contribution, subject to a Cdn$2,500 annual limit. CryptoLogic Common Shares purchased with CryptoLogic match funds will have a twelve (12) month hold (from the date of purchase).
Termination of Employment, Changes in Responsibilities and Employment Contracts
The following summarizes the material terms of the employment contracts into which CryptoLogic has entered with the Named Executive Officers.
All of the Named Executive Officers have entered into employment contracts with CryptoLogic that provide for an annual base salary and certain other compensation. The employment contracts further provide that the Named Executive Officers are eligible for participation in bonuses, subject to recommendations reviewed by the Compensation Committee and reviewed and approved by the Board of Directors.
Javaid Aziz, is the President and Chief Executive Officer of CryptoLogic. Mr. Aziz entered into an engagement letter with CryptoLogic on March 30, 2007 to become President and CEO effective April 1, 2007 for an indefinite term, at a base salary of £350,000 per annum and an assured bonus for the first year of £350,000 with a signing bonus of £100,000 in the first year and an additional signing bonus of £50,000 in the second year.
Lewis Rose, the former President and CEO of the Company entered into an employment agreement with the Company dated January 1, 2003, to become President and CEO for an indefinite term, with an entitlement to twelve (12) months’ notice upon termination without cause, and twenty-four (24) months’ notice in the event of a change of control of the Company. On September 22, 2006, Mr. Rose signed an agreement with CryptoLogic restricting his departure from the Company to after March 30, 2007 and providing an incentive of $75,000 for the months of

January, February and March of 2007 to remain as CEO of CryptoLogic. Mr. Rose’s employment with CryptoLogic ended on March 30, 2007.
Stephen Taylor, the CFO of CryptoLogic entered into an employment agreement with the Company dated July 8, 2005, for an indefinite term with an entitlement to twelve (12) months’ notice upon termination without cause and twelve (12) months in the event of a change of control of CryptoLogic. On June 27, 2006 Mr. Taylor accepted a relocation package that provides for a relocation and equalization allowance of $242,000 and 10,000 LTIP units and 25,000 CryptoLogic Options to move his residency to Ireland.
Michael Starzynski, the Chief Technology Officer of CryptoLogic entered into an employment agreement with the Company dated March 6, 2003, for an indefinite term with an entitlement to twelve (12) months’ notice upon termination without cause and twelve months in the event of a change of control of CryptoLogic.
Andrew Goetsch, the Vice President, Poker Software Development of CryptoLogic entered into an employment agreement with the Company dated November 23, 2004, for an indefinite term with an entitlement to nine (9) months’ notice upon termination without cause.
Justin Thouin, the Vice President, Casino Software of CryptoLogic entered into an employment agreement with the Company on July 21, 2003, for an indefinite term with an entitlement to eight (8) months’ notice upon termination without cause. Mr. Thouin was promoted to Vice President on August 1, 2006.
Other Compensation Matters
There were no long-term incentive awards made to the Named Executive Officers CryptoLogic during the fiscal year ended December 31, 2006. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of CryptoLogic is indebted to CryptoLogic.
Composition of the Compensation Committee
The Compensation Committee is comprised of three (3) members, all of whom are unrelated directors. The members of the Compensation Committee are Nigel Simon (Chairman of the Committee), Randall Abramson, and Stephen Freedhoff. None of these Directors had a prior affiliation with CryptoLogic as an officer or director. The duties of the Compensation Committee are described below as follows:
•	To recommend human resource and compensation policies;

•	To administer human resources and compensation policies on approval by the Director;

•	To assure programs exist to attract management and provide orderly succession;

•	To develop a position description and set the salary, bonus and benefit of the CEO; and

•	To review director compensation.
Report on Executive Compensation
Compensation of the executive officers of CryptoLogic, including the “Named Executive Officers” (determined for the Company in accordance with applicable securities legislation), is overseen by the Compensation Committee. The approach adopted by the Compensation Committee is to focus on a number of key objectives and to align the achievement of such objectives with competitive remuneration that attracts and permits CryptoLogic to retain executives critical to the Company’s short and long term performance and success. The Compensation Committee must take into account several factors, including individual and corporate performance as well as Management’s ability to deliver shareholder value under a business model that demands and is dedicated to the most rigorous standards of responsible governance and regulatory compliance.
Executive compensation is set by the Compensation Committee based upon pre-determined corporate and individual performance objectives, which are set at the beginning of each fiscal year and are based on the budget as fixed by the

Directors. Strong compensation incentives are set to foster excellence in and the attainment of performance objectives that are rigorous and demanding, yet reward superior corporate and individual performance.
In developing a total compensation structure for executive officers, the Committee benchmarks the pay of comparable positions in leading publicly traded software companies with the assistance of professional compensation advisors. CryptoLogic’s business is complex and the Committee is of the view that the compensation for executive officers must be reviewed annually and measured in accordance with CryptoLogic’s financial performance, achievement of corporate objectives, and delivery of returns to Shareholders.
In 2005, the Company retained an internationally-recognized independent firm specializing in compensation to evaluate and recommend short term and long term compensation measures to ensure that the Company remains well-positioned to retain and attract key employees, while remunerating employees and officers (including the CEO) throughout the organization at a level appropriate to the achievement of their performance objectives.
The Company places greater emphasis on cash bonus amounts for the senior executives with a bonus amount of approximately 100% of one’s base salary being awarded to the CEO. The award is tied to the actual performance of the Company’s net earnings as compared to the Company’s budgeted earnings for the year as approved by the Board of Directors. The CEO’s initial option amounts were fixed during negotiations of his compensation at the point of his hiring and confirmation as President and CEO in 2003.
Stock options for officers are also granted from the available pool each year and contain vesting provisions providing that options vest over a four (4) year period in equal portions and have a five (5) year term.
The Company emphasizes cash as the principal form of compensation. In 2005, the Board of Directors adopted an LTIP which provides for grants of PSU’s, which are payable in cash, CryptoLogic Common Shares or a combination of each.
The performance component of compensation (bonus) is a mixture of personal performance of the executive and corporate performance which is determined by a quantitative comparison of CryptoLogic’s budget to the audited year-end results. The CEO’s performance requirement is 100% corporate, the CFO and Chief Technology Officer have 75% of their bonus determined by corporate performance and the balance according to achievement of personal objectives. Other executives have 70% of bonus determined by corporate performance. Bonuses can be zero, less than, equal to or exceed base salary depending on the outcome of the budget and actual results comparison. If the year-end results are less than 70% of the budgeted earnings, there is no bonus granted. If earnings are as budgeted, the bonus amount is the full allotment, and if the earnings exceed budget, the bonus amount rises by that percentage in excess of budget, up to 150%. The earnings are calculated without reference to “unusual items.”
The CEO’s compensation is fixed by contract and arises from an initial base salary of Cdn$400,000 plus a bonus that is determined by a comparison of the budget with the audited year-end earnings of the Company. The base amount was increased to Cdn$475,000 for the 2006 year. LTIPs were awarded in 2005 after a review of a competitive analysis conducted by an independent consultant in consideration of industry comparisons and on the advice of the consultant.
The Company’s earnings for the 2006 fiscal year increased by 21% over the prior year. The CEO’s combined salary and bonus increased from Cdn$942,000 to Cdn$1,007,000, or 7%, due to the actual performance exceeding the 2006 budget.
Compensation of the Chief Executive Officer
The Compensation Committee of the Board of Directors assesses the overall performance of the CEO each year. The Committee considers this assessment in determining the CEO’s salary and recommending short and long term compensation awards for the CEO to the Board of Directors. The Committee measures the CEO’s performance against a number of measures, the primary one of which for 2006 was the Company’s earnings. In 2006, the Committee’s determination of the CEO’s base salary, bonus, and other incentive awards, was based on a number of considerations including the total economic value of the CEO’s compensation package at 2006 year end, which reflects the strong financial performance of the Company in 2006. Total compensation will generally be sustained or increased, provided the CEO delivers on a number of measures, including development and execution of strategies for growth through expansion, innovation and improved operations, development of strong relationships with the investment community, enhancement of relationships with customers and shareholders, and development of a strong management team, all of which the CEO achieved in 2006.
In 2005, the CEO’s base salary was Cdn$400,000. Based on the earnings measures set at the beginning of 2005, Mr. Rose was awarded a year-end bonus of Cdn$542,400, in accordance with a written bonus plan that is tied to the financial objectives of the Company calculated by comparing the year-end financial results with the budget for that year as approved by the Board of Directors.
For 2006, the Compensation Committee recommended and the Board of Directors approved that the CEO’s base salary be increased to Cdn$475,000 from Cdn$400,000, being the first increase since 2003. In September 2006 CryptoLogic entered into an arrangement to pay Lewis Rose an amount of $75,000 per month for each of October, November and December of 2006 and an amount of $75,000 per month for each of January, February and March of 2007 in exchange for his remaining as Chief Executive Officer during that period during which time a new Chief Executive Officer was being sought by CryptoLogic to lead the Company in Ireland.
Javaid Aziz, is the President and Chief Executive Officer of CryptoLogic. Mr. Aziz entered into an engagement letter with CryptoLogic on March 30, 2007 to become President and CEO effective April 1, 2007 for an indefinite term, at a base salary of £350,000 per annum and an assured bonus for the first year of £350,000 and a signing bonus of £100,000 in the first year and an additional signing bonus of £50,000 in the second year.
Performance Graph
The following graph compares the yearly change in the Company’s total cumulative shareholder return since December 31, 2002 to December 31, 2006 for $100 invested in CryptoLogic’s Common Shares on such date with the total cumulative return of the S&P/TSX Composite Index.
The Company’s closing prices as at December 31 (in Canadian Dollars):

2002 = 7.50	2003 = 15.48	2004 = 29.97	2005 = 22.81	2006=$27.08
Compensation of Directors
CryptoLogic paid the Chairman of the Board a fee based on an annual rate of Cdn$35,000. For other non-employee Directors, a fee was paid based on an annual rate of Cdn$15,000. In addition, a fee of Cdn$2,500 was paid to each committee chairman.

From January to December 2006, a fee of Cdn$1,200 was paid for each Directors’ or committee meeting attended in person, and a fee of Cdn$600 for each meeting attended by telephone. In addition, Directors who are not members of that committee, but are invited to attend, are paid a fee for each meeting attended in person or by telephone as described above. Management officers who are non-employee Directors do not receive any directors’ fees.
During the year ended December 31, 2006, the Company paid non-employee Directors the following:
1.	Aggregate annual fees of Cdn$56,250, either directly or to certain companies controlled by the said directors.

2.	Aggregate committee chairman fees of Cdn$43,750.

3.	Aggregate per-meeting fees of Cdn$140,800.
In addition, the Directors are eligible to receive stock options under the Company’s stock option plan.
MANAGEMENT CONTRACTS
Management functions of CryptoLogic are performed by the directors or executive officers of CryptoLogic and not by any other person with whom CryptoLogic has contracted.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
During the year ended December 31, 2006 none of the directors, senior officers or key employees of CryptoLogic was indebted to CryptoLogic.

MARKET PRICE
CryptoLogic’s Common Shares have been listed for trading on the TSX since September 30, 1998 under the symbol “CRY”, on NASDAQ since March 20, 2000 under the symbol “CRYP”, and on the Main Market of the LSE since September 15, 2003 under the symbol “CRP.” The following table provides the monthly trading information of CryptoLogic’s shares on the TSX for the year ended December 31, 2006*:
Trading Summary for: CRY

						Volume	Value
Date	Open	High	Low	Close	# of Trades	Traded	Traded
2006/12	23.06	27.72	22.75	27.08	3,432	553,917	13,387,337
2006/11	19.35	23.60	18.81	23.18	6,456	1,039,769	22,374,310
2006/10	17.10	21.00	17.06	19.34	10,647	2,381,478	46,217,198
2006/09	28.85	30.45	24.36	24.63	5,813	948,433	26,082,507
2006/08	24.10	29.59	22.56	28.92	7,323	1,162,683	30,103,154
2006/07	27.0	27.77	20.67	23.75	5,928	935,341	22,099,681
2006/06	26.06	28.49	25.59	26.96	5,159	939,837	25,624,516
2006/05	28.40	32.06	25.10	26.40	8,149	1,492,296	41,321,639
2006/04	30.50	33.09	28.24	28.42	5,227	834,108	25,511,302
2006/03	28.20	30.43	27.62	30.10	6,538	1,172,108	34,210,761
2006/02	26.12	30.0	23.27	28.50	7,605	1,234,552	32,766,598
2006/01	23.00	27.14	22.32	26.29	5,050	1,029,393	26,120,667

*	Trading information is in Canadian dollars, except the number of trades and volume traded.
CORPORATE GOVERNANCE
Effective June 30, 2005, the securities regulatory authorities in Canada adopted National Instrument 58-101 –Disclosure of Corporate Governance Practices (“NI 58-101) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). NP 58-201 contains a series of guidelines for effective corporate governance. The guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. These new guidelines have replaced the guidelines previously provided by the TSX.
The Board of Directors believes that sound corporate governance practices are essential to the effective, efficient and prudent operation of the Corporation and to the enhancement of shareholder value. The Board of Directors fulfills its mandate directly and through committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending on the state of CryptoLogic’s affairs and in light of opportunities and risks which CryptoLogic faces. The directors are kept informed of CryptoLogic’s operations at these meetings as well as through reports and discussions with management.
1. Board of Directors
Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of CryptoLogic’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.
The Board of Directors facilitates its independent supervision over Management by promoting frequent interaction, feedback and exchange of ideas. As well, Management provides independent directors with periodic reports outlining the financial position and status of development projects.

The independent members of the Board of Directors of the Company are Randall Abramson, Stephen Freedhoff, and Nigel Simon, who constitute a majority of the Directors. The non-independent members of the Board of Directors are Javaid Aziz, President and CEO, and Robert H. Stikeman, Chairman and Secretary. Robert H. Stikeman, the non-executive Chairman of the Company, is a partner in a law firm that provides legal services to the Company through which he has received an aggregate in excess of Cdn$1,330,000 in compensation for the past three years for such legal services. While the Board does not believe Mr. Stikeman’s relationship with CryptoLogic should be reasonably perceived to materially interfere with his ability to act in the best interests of CryptoLogic, under Multilateral Instrument 51-110, he is not considered ‘independent’ due to the above fact. Mr. Stikeman is also not considered “independent” for the purposes of the NASDAQ Rule 4350(d)(2)(A). However, pursuant to the provisions of the NASDAQ Rule 4350(d)(2)(B), the Board of Directors has determined that membership on the Nominating Committee by Mr. Stikeman is required for the best interests of CryptoLogic and its shareholders, due to Mr. Stikeman’s knowledge of CryptoLogic and its operations.
The independent Directors meet separately from Management between regular director meetings to permit independent discussion of issues facing the Company. In 2006, four (4) such meetings were held independent of Management. Mr. Stikeman, a non-independent director was present at three (3) of such meetings. Mr. Stikeman, Chairman of the Corporate Governance and Compliance Committee, provides leadership to the independent Directors on such matters. The attendance record of each Director for all Board meetings held since January 1, 2006 is contained in the above section titled “Board of Directors of CryptoLogic”.
All directors are encouraged to hold a minimum of 5,000 CryptoLogic Common Shares.
In addition to serving as a Director of CryptoLogic, Messrs. Stikeman and Freedhoff also serve as directors of other public companies, which are listed in their respective biographies under the above section titled “Board of Directors of CryptoLogic”.
2. Board of Directors Mandate
The following is the text of the Board of Director’s written mandate to manage, or supervise the management of, the business and affairs of CryptoLogic. To discharge this obligation, the Directors assume responsibility in the following areas:
Corporate Disclosure
•	Monitoring continuous and timely disclosure, financial reporting and all related communications.

•	Receiving and reviewing the reports of the Audit Committee on financial disclosure.

•	Establishing a communications policy for the Company, namely, to establish controls and procedures for vetting the quality and accuracy of financial results.
Material Transactions
•	Review and approve material transactions not in the ordinary course of business and establish thresholds requiring prior board approval.
Risk Assessment
•	Identify the principal risks of the Company’s businesses and ensure that appropriate systems are in place to manage these risks.
Integrity
•	Ensure the integrity of the Company’s internal control and management information systems.

•	Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Company’s own governing documents.

Strategic Planning Process
•	Provide input to Management on emerging trends and issues.

•	Review and approve Management’s strategic plans.

•	Review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

•	Take into account the opportunities and risks of the business.
Monitoring Corporate Progress
•	Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.
Senior Level Staffing
•	Select, monitor and evaluate the performance of the CEO and other senior executives, and plan for Management succession.
Monitoring Directors’ Effectiveness
•	Assess its own effectiveness in fulfilling the above and the Board of Director’s responsibilities, including monitoring the effectiveness of individual directors, based on a review and recommendations of the Compliance and Governance Committee.
3. Position Descriptions
The Board of Directors has developed a written mandate for the Board of Directors (see Board of Directors Mandate above), a position description for the CEO and outlined limits to his responsibilities. It has also adopted a statement of corporate objectives in consultation with the CEO.
The Board of Directors has developed a written mandate for the Chairman that consists of four (4) principle components as follows:
a)	Providing Leadership to Enhance Directors Effectiveness

The Chairman should be explicitly accountable for ensuring that the directors carry out their responsibilities effectively. This involves:
•	ensuring that the responsibilities of the directors are well understood by both the directors and Management, that the boundaries between directors and Management responsibilities are clearly understood and respected; and that the directors do their job and do not try to do Management’s job;

•	ensuring that the directors work as a cohesive team and providing the leadership essential to achieve this;

•	ensuring that the resources available to the directors (in particular timely and relevant information) are adequate to support their work;

•	ensuring that a process is in place by which the effectiveness of the Board of Directors and their committees is assessed on a regular basis; and

•	ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board of Directors and its committees is assessed on a regular basis.
b)	Managing the Board of Directors

The Chairman should be responsible for:
•	adopting procedures to ensure that the directors can conduct their work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

•	ensuring that where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board of Directors. Examples of such functions could include:
•	assessing the performance of the CEO;

•	ensuring that appropriate human resource management practices (including succession planning, development and compensation plans) are in place for senior management;

•	ensuring that succession planning for the Board of Directors is carried out;

•	ensuring an adequate orientation and training program for new board members;

•	at the conclusion of each Board of Directors’ meeting, the Chairman may chair a meeting of non-employee directors at which any concerns may be freely expressed; and

•	once potential board or management candidates are identified, approaching potential candidates (with or without the CEO) to explore their interest in joining the Board of Directors.
c)	Acting as Liaison between Directors and Management

The Chairman must work to ensure that relationships between the directors and Management are conducted in a professional and constructive manner. This involves working closely with the CEO to ensure that the conduct of board meetings provides adequate time for serious discussion of relevant issues and that the Company is building a healthy governance culture.

d)	Representing the Company to External Groups

Working with the CEO and the CFO, the Chairman could represent the Company to external groups such as shareholders and other stakeholders including local community groups and governments.
At present, CryptoLogic does not have a separate mandate for the Chairman of the Committees, just the Committees themselves.
4. Orientation and Continuing Education
When new directors are appointed, they receive orientation commensurate with their previous experience, on CryptoLogic’s business, technology and industry and on the responsibilities of directors, including provision of extensive written materials and individual reviews on the affairs of CryptoLogic.
Board of Directors meetings include presentations by the Company’s Management and employees to give the directors additional insight into the Company’s business, and informal meetings are arranged to permit the Board of Directors the occasion for unstructured discussion of the Company’s position in the industry and strategic options it may consider.
The Board of Directors ensures that its directors maintain the skill and knowledge necessary to meet their obligations, as necessary, by, among other things, engaging consultants that are independent of the Company, to advise on matters pertaining to corporate finance, technology and executive compensation. In addition, the Board of Directors is advised regularly by its external Canadian, US and UK counsel on matters pertaining to compliance with applicable laws, as well as its auditors on matters pertaining to, among other things, financial controls.

5. Ethical Business Conduct
The Board of Directors has found that the fiduciary duties placed on individual directors by CryptoLogic’s governing corporate legislation and the common law, the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board of Directors in which the director has an interest have been sufficient to ensure that the Board of Directors operates independently of Management and in the best interests of CryptoLogic.
CryptoLogic has adopted a written Code of Business Conduct and Ethics (“BCE Code”) respecting ethical business conduct. A copy of the BCE Code is available without charge upon request by contacting CryptoLogic’s investor relations department by mail at its head office, 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7, by telephone: 416-545-1455, by email at investor.relations@CryptoLogic.com, and also posted on the Company’s web site at www.CryptoLogic.com.
The Board of Directors monitors compliance by making enquiries and receiving reports from the CEO and the Chairman of any event reported to them under the policy, and copies of any reports involving departure from the BCE Code are copied to the Audit Committee.
No material change report filed by CryptoLogic has pertained to any departure from the BCE Code.
In considering transactions and agreements in respect of which a director or senior officer has an interest, a disclosure of that interest is tabled in writing and the interested party is absented from the discussion of the matter in question.
The BCE Code is reviewed periodically by the directors and amendments have occurred on two occasions in the past.
In order to promote a culture of ethical business conduct, the Board of Directors has directed Management to disseminate the BCE Code to employees of the Company and to set expectations regarding compliance as a condition of continuing employment.
In addition, CryptoLogic has adopted a Whistleblower Policy.
6. Nomination of Directors
The Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board of Directors’ duties effectively and to maintain a diversity of views and experience.
The Board of Directors has a Nominating Committee consisting of three (3) members, two (2) of which are independent. The directors review the skills of the prospective directors, identify any deficiencies and direct interviewing of suitable candidates. In order to encourage an independent nominating process, once a candidate is identified, such candidate meets with all directors individually and as a group to discuss the Company’s business and regulatory activities. The directors then receive a recommendation from the Nominating Committee on any candidate, who must be approved by the Board of Directors as a whole. The Nominating Committee also assesses the effectiveness of the Board of Directors as a whole, its committees, and the contribution of individual directors.
7. Compensation
The Board of Directors has a Compensation Committee composed entirely of independent directors. The Compensation Committee has a charter that mandates it to recommend human resource and compensation policies. It is also mandated to review the performance of the CEO and set the salary, bonus and other benefits of the Chairman and CEO.
The Compensation Committee has retained an independent consultant on compensation standards to assist it in performing those functions and assessing compensation for the CEO and the attributes on the LTIP that was adopted in 2005. In addition, the Company has retained Towers Perrin, an internationally-recognized independent firm specializing in compensation, to evaluate and recommend short and long term compensation measures to ensure that the Company remains well-positioned to retain and attract key employees, while remunerating employees and officers

(including the CEO) throughout the organization at a level appropriate to the achievement of their performance objectives.
8. Other Board Committees
In addition to the Audit, Compensation and Nominating Committees, the Board of Directors has a Corporate Governance and Compliance Committee that reviews the Company’s corporate governance (committees, mandates and composition) and reviews them annually to ensure (i) adherence to best practices based on evolving industry standards; and (ii) to ensure legal compliance with all applicable statutes and regulations pertaining to, among other things, financial reporting, internal controls, disclosure of a non-financial nature, as well as the evolution of fiduciary standards, both prescribed by statute, regulation and as it evolves in common law.
The Corporate Governance and Compliance Committee also reviews CryptoLogic’s compliance practice relating to the license and certification of its subsidiary gaming software to the Internet gaming industry overseas, reviewing all probity reports requested respecting its subsidiaries’ licensees, and assessing global legislative developments as they may affect CryptoLogic’s business around the world.
9. Assessments
The directors and its committees are regularly assessed as a group and individually in meetings and among individual directors and the Chairman, as situations require.
AUDIT COMMITTEE
Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires CryptoLogic to disclose in its Annual Information Form certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. CryptoLogic filed its renewal Annual Information Form for the year ended December 31, 2006 (“AIF”) on March 28, 2007. Particulars of CryptoLogic’s Audit Committee are found in Part 9 of the AIF which can be viewed on the SEDAR website www.sedar.com.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
CryptoLogic has purchased directors’ and officers’ liability insurance, no part of which is payable by the directors or officers of CryptoLogic. The aggregate premium of US$525,960 represents insurance coverage from July 1, 2005 to June 30, 2006 for any liabilities due to future acts limited to US$15,000,000 per policy year. There are deductible provisions of US$250,000 for any claim the Company makes, and US$100,000 for claims any director or officer makes. The directors’ and officers’ liability insurance aggregate premium of US$613,342 represents insurance coverage from June 30, 2006 to June 30, 2007 for any liabilities due to future acts and the limit of the liability during this term is US$20,000,000 per policy year.
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
None of the current directors or officers of the Company is indebted to CryptoLogic other than for routine indebtedness within the meaning of applicable law.
INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS
No insider of the Company has any interest, direct or indirect, in any material transactions involving it during the fiscal year ended December 31, 2006.

ADDITIONAL INFORMATION
Additional information relating to the CryptoLogic is available on SEDAR at www.sedar.com. A comprehensive description of CryptoLogic and its business as well as a summary of the risk factors applicable to CryptoLogic are set out in CryptoLogic ‘s latest Annual Information Form (“AIF”), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF. CryptoLogic’s annual consolidated financial statements, together with the accompanying report of the auditor, Management’s Discussion and Analysis for the year ended December 31, 2006, and any of CryptoLogic’s interim consolidated financial statements and this Circular are available without charge to anyone, upon request by contacting Georgeson Shareholder Communications Canada Inc., 100 University Avenue, 11th Floor South Tower, Toronto, Ontario, Canada, M5J , by telephone: 866-676-3008, and are also available on SEDAR.
AUDITORS, REGISTRARS AND TRANSFER AGENTS
KPMG LLP, Chartered Accountants, of Toronto, Ontario, Canada, is CryptoLogic’s auditor.
Equity Transfer & Trust Company of Toronto, Ontario, Canada, is CryptoLogic’s transfer agent and registrar.
Capita Registrars (Guernsey) Limited of Guernsey, Channel Islands is a co-transfer forwarding agent of CryptoLogic.
Continental Stock Transfer & Trust Company of New York City, New York, United States, is a co-transfer forwarding agent of CryptoLogic.
INFORMATION CONCERNING CRYPTOLOGIC EXCHANGE CORPORATION
CEC was incorporated under the OBCA on March 30, 2007 for the purpose of carrying out the Arrangement. On April 20, 2007, CEC filed Articles of Amendment creating the Exchangeable Shares. CEC’s registered office is 220 Bay Street, Suite 700, Toronto, Ontario, M5J 2W4.
DIRECTORS AND OFFICERS
Currently the sole director of CEC is Robert H. Stikeman. Following completion of the Arrangement, the directors of CEC will be elected by CryptoLogic Ireland, and the officers appointed, prior to the listing of the Exchangeable Shares on the TSX. It is currently anticipated that the directors of CEC will be Javaid Aziz, Stephen Freedhoff and Robert H. Stikeman.
DESCRIPTION OF SECURITIES
CEC is authorized to issue an unlimited number of common shares and an unlimited number of Exchangeable Shares. As of the date hereof there was one (1) common share and no Exchangeable Shares outstanding. All of the issued and outstanding common shares of CEC are owned by Callco.
The holders of the common shares of CEC are entitled to receive notice of and to attend all meetings of the shareholders and are entitled to one (1) vote for each share held of record on all matters submitted to a vote of holders of common shares of CEC. Subject to the prior rights of holders of any shares ranking senior to the common shares of CEC with respect to priority in the payment of dividends, the holders of the common shares of CEC are entitled to receive such dividends as may be declared by the board of directors of CEC out of funds legally available therefore. Holders of common shares of CEC are entitled upon any liquidation, dissolution or winding-up of CEC, subject to the prior rights of holders of the Exchangeable Shares or any other shares ranking senior to the common shares, to receive the remaining property and assets of CEC. Please see the heading “Matters to Be Acted Upon – The Arrangement –Information Concerning CEC and Callco – CEC’s Share Capital” for a summary of the terms of the Exchangeable Shares. The Exchangeable Share Provisions are attached to the Plan of Arrangement as Exhibit “A”. The Plan of Arrangement is attached as Schedule 1 to the Arrangement Agreement which is attached hereto as Schedule “A”.

TRANSFER AGENT AND REGISTRAR
Equity Transfer & Trust Company is the registrar and transfer agent for CEC.
INFORMATION CONCERNING CALLCO
Callco was incorporated under the NSCA on April 13, 2007 as CryptoLogic Callco ULC, an unlimited liability company for the purpose of carrying out the Arrangement. Callco’s registered office is 1300, Purdy’s Wharf Tower II, 1969 Upper Water Street, Halifax, Nova Scotia.
DIRECTORS AND OFFICERS
Currently the sole director of Callco is Robert H. Stikeman. Following completion of the Arrangement, the directors of Callco will be elected by CryptoLogic Ireland, and the officers appointed. It is currently anticipated that Robert H. Stikeman will remain as the sole director of Callco.
DESCRIPTION OF SECURITIES
Callco is authorized to issue one hundred million (100,000,000) common shares and ten million (10,000,000) Class A Preferred – Series 1 Shares. As of the date hereof there were one hundred (100) common shares outstanding. All of the issued and outstanding common shares of Callco are owned by CryptoLogic Ireland
The holders of the common shares of Callco are entitled to receive notice of and to attend all meetings of the shareholders and are entitled to one vote for each share held of record on all matters submitted to a vote of holders of common shares of Callco. Subject to the prior rights of holders of any shares ranking senior to the common shares of Callco with respect to priority in the payment of dividends, the holders of the common shares of Callco are entitled to receive such dividends as may be declared by the board of directors of Callco out of funds legally available therefore. Holders of common shares of Callco are entitled upon any liquidation, dissolution or winding-up of Callco, subject to the prior rights of or any other shares ranking senior to the common shares, to receive the remaining property and assets of Callco.
INFORMATION CONCERNING CRYPTOLOGIC IRELAND
CORPORATE STRUCTURE
Name and Incorporation
CryptoLogic Limited (“CryptoLogic Ireland”), was incorporated with limited liability under the laws of Guernsey on April 13, 2007 (with registered number 46770). CryptoLogic Ireland’s registered office is located at 1 Le Marchant Street, St. Peter Port, Guernsey, Channel Islands, GY1 4HP, and its head corporate office is located at Alexandra House, The Sweepstakes, Ballsbridge, Dublin 4, Ireland.
Intercorporate Relationships
CryptoLogic Ireland has one (1) wholly owned direct subsidiary, Callco, and one (1) indirectly owned subsidiary, CEC.
GENERAL DEVELOPMENT OF THE BUSINESS
Following completion of the Arrangement, CryptoLogic Ireland will be the executive arm of the corporate group which licenses and supports software and Ecash services utilized in the internet gaming industry.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
CryptoLogic Ireland has nominal assets and no liabilities. For financial information on CryptoLogic, please refer to the statements of CryptoLogic for the years ended December 31, 2006 and December 31, 2005 filed on SEDAR at www.sedar.com.
DESCRIPTION OF SECURITIES
CryptoLogic Ireland is authorized to issue an unlimited number of CryptoLogic Ireland Shares. As of the date of this Circular, two (2) CryptoLogic Ireland Shares are issued and outstanding.
The holders of the CryptoLogic Ireland Shares are entitled to dividends or other distributions, if, as and when declared by the board of directors, to one vote per share at meetings of the shareholders of CryptoLogic Ireland and, upon liquidation, to receive such assets of CryptoLogic Ireland as are distributable to the holders of the CryptoLogic Ireland Shares. Copies of the constitutional documents of CryptoLogic Ireland which provide further details of the provisions of the ordinary shares will be filed on SEDAR following the completion of the Arrangement and will be available at CryptoLogic Ireland’s registered office.
REDUCTION OF SHARE PREMIUM ACCOUNT
Under the terms of the Arrangement, CryptoLogic Ireland will subscribe for shares in the capital of Callco in consideration for the issue of shares in CryptoLogic Ireland to Callco.
The shares in CryptoLogic Ireland will then be transferred by Callco to shareholders who are not taxable Canadian residents (or those taxable Canadian Residents who elect to receive CryptoLogic Ireland Shares).
Immediately after the issue of the shares in CryptoLogic Ireland to Callco, but prior to the transfer of those shares to the shareholders described above, the only shareholders in CryptoLogic Ireland will be Callco, CryptoLogic and its nominee(s). At that point in time, Callco, CryptoLogic and its nominee(s) intend to pass a special resolution cancelling the amount standing to the credit of the share premium account of CryptoLogic Ireland.
Subsequent to the passage of the special resolution described above, in accordance with the Guernsey Law, the directors of CryptoLogic Ireland intend to apply to the Royal Court of Guernsey for an order confirming the cancellation of that share premium account.
Subject to the approval of the Royal Court of Guernsey the reserve created as a result of the cancellation of the share premium account will be available as distributable profits of CryptoLogic Ireland to be used for all purposes permitted by the Guernsey Law, including the payment of dividends.
OPTIONS TO PURCHASE SECURITIES
CryptoLogic Ireland does not have an options plan in place at present but it is expected that following closing the Arrangement, CryptoLogic Ireland (Post-Arrangement) will adopt an options policy essentially the same as that of CryptoLogic.
PRIOR SALES
There were no prior sales of CryptoLogic Ireland Shares for the preceding 12 months.
MARKET PRICE
Prior to completion of the Arrangement, there will be no market for trading of the outstanding common shares of CryptoLogic Ireland.
ESCROWED SECURITIES
No CryptoLogic Ireland Shares are currently subject to any escrow requirements.

PRINCIPAL SHAREHOLDERS
To the best of CryptoLogic Ireland’s knowledge, as of the date of this Circular, no person or company beneficially owns, directly or indirectly, or exercises control over, more than 10% of the issued and outstanding CryptoLogic Ireland Shares other than as set out below.

	Number of CryptoLogic Ireland
Name	Shares Held	Percentage of Outstanding Capital
CryptoLogic Inc.	2	100%
DIRECTORS AND OFFICERS
The following is the name and municipality of residence of the sole director and executive officer of CryptoLogic Ireland, his position and offices with the CryptoLogic Ireland.

Number of
		Principal		CryptoLogic
Name, Age and	Positions with	Occupation or		Ireland Shares
Municipality of	CryptoLogic	Employment for the		Beneficially Owned
Residence	Ireland	Last Five Years	Director Since	or Controlled
Robert H. Stikeman, 61, Toronto, Canada	Director & Secretary	Senior partner for past 20 years in Stikeman, Graham, Keeley & Spiegel LLP.	April 13, 2007	Nil

Tom Byrne, 57, Dublin, Ireland	Director	Self-employed Chartered Accountant	April 13, 2007	Nil
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES
None of the directors or officers of CryptoLogic Ireland is, or within the past five years prior to the date of this Circular has been, a director, officer or promoter of any other issuer that, while that person was acting in that capacity:
(a)	was subject to a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty (30) consecutive days; or

(b)	was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.
PENALTIES OR SANCTIONS
None of the directors or officers of CryptoLogic Ireland has, within the ten (10) years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to the trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

INDIVIDUAL BANKRUPTCIES
None of the directors or officers of CryptoLogic Ireland has, within the ten (10) years prior to the date hereof, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.
CONFLICTS OF INTEREST
To the best of CryptoLogic Ireland’s knowledge and other than as disclosed herein, there are no existing or potential conflicts of interest among CryptoLogic Ireland, its promoters, directors, officers or other members of management of CryptoLogic Ireland except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies and their duties as a director, officer, promoter or management of CryptoLogic Ireland.
EXECUTIVE COMPENSATION
The current directors have not received any form of compensation and the new directors post-Arrangement have not been appointed.
Long-Term Incentive Plans
CryptoLogic Ireland has no long-term incentive plan but proposes to adopt the CryptoLogic Long Term Incentive Plan.
Options and Stock Appreciation Rights
CryptoLogic Ireland currently has no option plan in place, it is anticipated that an option plan essentially the same as that of CryptoLogic will be adopted by the proposed board of directors of CryptoLogic Ireland (Post-Arrangement) immediately following completion of the Arrangement.
Defined Benefit or Actuarial Plan Disclosure
CryptoLogic Ireland does not have any defined benefit or actuarial plans.
Termination of Employment, Changes in Responsibilities and Employment Contracts
The employment contracts of the senior executives of CryptoLogic will be adopted by CryptoLogic Ireland following completion of the Arrangement.
Composition of the Remuneration Committee
CryptoLogic Ireland does not currently have a remuneration committee, it is anticipated that the committees will be formed following completion of the Arrangement when the directors of CryptoLogic Ireland (Post-Arrangement) will be elected.
Compensation of Directors
Each non-executive director of CryptoLogic Ireland shall be compensated for providing their services to CryptoLogic Ireland. The directors are entitled to receive £35,000 per annum as director fees and an additional £45,000 to be awarded to the Chairman of the Board.

Other Arrangements
As at the date of this Circular, none of the directors of CryptoLogic Ireland were compensated in their capacity as a director by CryptoLogic Ireland pursuant to any other arrangement or in lieu of any standard arrangement.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of CryptoLogic Ireland’s directors or executive officers, nor any associate of such director or executive officer, are indebted to CryptoLogic Ireland or any of its subsidiaries. In addition, none of the indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of CryptoLogic Ireland or its subsidiaries.
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
None of CryptoLogic Ireland’s directors, executive officers or management, nor any associate of such director, executive officer or manager, has any interest in any material transaction of CryptoLogic Ireland, save to note that Mr. Stikeman, a Chairman and Secretary of CryptoLogic Ireland is a partner of the law firm Stikeman, Graham, Keeley & Spiegel LLP which provides legal services to CryptoLogic Ireland at arm’s length and commercial terms and has provided legal services in connection with the Arrangement.
LEGAL PROCEEDINGS
So far as CryptoLogic Ireland’s directors are aware, there is no current or threatened civil litigation, arbitration proceedings or administrative appeals, or criminal or governmental prosecutions of a material nature in which CryptoLogic Ireland is directly or indirectly concerned which is likely to have a material adverse effect on the business or financial position of CryptoLogic Ireland.
AUDITORS AND SHARE REGISTRY
KPMG LLP, are the auditors of CryptoLogic Ireland.
Capita Registrars (Guernsey) Limited maintains the share registry for CryptoLogic Ireland.
MATERIAL CONTRACTS
The Arrangement Agreement between CryptoLogic Ireland, CEC, Callco and CryptoLogic pursuant to which the Arrangement will be effected is summarized elsewhere in this Circular. CryptoLogic Ireland considers that there are a number of contracts which are significant or material to CryptoLogic Ireland or of such a nature that an investor may wish to have particulars of them.
CORPORATE GOVERNANCE
CryptoLogic Ireland is committed to a high standard of corporate governance and has implemented the majority of the provisions of the UK Combined Code of Corporate Governance.
Board Charter of CryptoLogic Ireland
It is anticipated that the CryptoLogic Ireland (Post-Arrangement) Board will be responsible for the general supervision of the management of the business. The directors of CryptoLogic Ireland anticipate that the board of directors of CryptoLogic Ireland (Post-Arrangement) will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Remuneration Committee, the Corporate Governance and Compliance Committee and the Nominating Committee.

Nomination of Directors
It is not anticipated that any new directors will be nominated to the board of CryptoLogic Ireland prior to completion of the Arrangement.
Code of Business Conduct and Ethics
The directors of CryptoLogic Ireland are committed to the establishment and maintenance of appropriate ethical standards to underpin CryptoLogic Ireland’s operations and corporate practices.
Audit Committee
An Audit Committee will be established following completion of the Arrangement by the Board of Directors of CryptoLogic Ireland (Post-Arrangement).
Remuneration Committee
A Remuneration Committee will be established following completion of the Arrangement by the Board of Directors of CryptoLogic Ireland (Post-Arrangement).
Corporate Governance and Compliance Committee
A Corporate Governance and Compliance Committee will be established following completion of the Arrangement by the Board of Directors of CryptoLogic Ireland (Post-Arrangement).
INFORMATION CONCERNING CRYPTOLOGIC IRELAND (POST-ARRANGEMENT)
CORPORATE STRUCTURE
Following completion of the Arrangement CryptoLogic Ireland will own all of the outstanding common shares of Callco which in turn will own all of the outstanding shares of CEC. All of CryptoLogic’s Common Shares will be owned by either Callco or CEC so that it is an indirect subsidiary of CryptoLogic Ireland (Post-Arrangement).

INTERCORPORATE RELATIONSHIPS
The following chart outlines the corporate structure of the CryptoLogic Ireland following completion of the Arrangement:
DESCRIPTION OF THE BUSINESS OF CRYPTOLOGIC IRELAND (POST-ARRANGEMENT)
The principal business of CryptoLogic Ireland will be providing executive functions for the corporate group which group licenses and supports its software and Ecash services to licensees who operate in the Internet gaming industry.
DESCRIPTION OF SECURITIES
The authorized capital of the CryptoLogic Ireland will be an unlimited number of common shares. Please see heading “Information Concerning CryptoLogic Ireland – Description of Securities” for particulars.
OPTIONS TO PURCHASE SECURITIES
CryptoLogic Ireland (Post-Arrangement) does not have an options plan in place at present but it is expected that following closing of the Arrangement, the proposed board of CryptoLogic Ireland (Post-Arrangement) will adopt an options policy similar to that of CryptoLogic, to be referred to as the CryptoLogic Ireland (Post-Arrangement)

Employee Stock Option Incentive Plan (the “CryptoLogic Ireland (Post-Arrangement) Employee Options Scheme”) and provide for the assumption of existing options issued previously by CryptoLogic.
The CryptoLogic Ireland (Post-Arrangement) Employee Options Scheme will provide that options to purchase common shares of CryptoLogic Ireland (Post-Arrangement) may be awarded to employees, officers and directors of CryptoLogic Ireland (Post-Arrangement) and its subsidiaries, and others providing management or consulting services to the CryptoLogic Ireland (Post-Arrangement) and its subsidiaries. The purpose of the CryptoLogic Ireland (Post-Arrangement) Employee Options Scheme will be to reward these individuals for their contributions toward the long term goals and success of CryptoLogic Ireland (Post-Arrangement) and to enable CryptoLogic Ireland (Post-Arrangement) to retain, attract and motivate experienced and skilled management, staff and consultants by providing them with the opportunity, through options to acquire CryptoLogic Ireland (Post-Arrangement) common shares, to acquire a proprietary interest in CryptoLogic Ireland (Post-Arrangement) and to benefit from its growth.
The principal features of the CryptoLogic Ireland (Post-Arrangement) Employee Options Scheme will include:
1)	A maximum of 3,900,000 CryptoLogic Ireland (Post-Arrangement) Shares to be reserved for issuance under the CryptoLogic Ireland (Post-Arrangement) Employee Options Scheme. Options granted under the CryptoLogic Ireland (Post-Arrangement) Employee Options Scheme may include stock appreciation rights.

2)	124,100 options will be available to be issued, of which all 124,100 options will be eligible to be issued to insiders, however, this amount may vary if before the Effective Date new options are granted or any options are surrendered under the current CryptoLogic 2002 Plan.

3)	Options shall have a term of five (5) years or less and will be subject to earlier termination if the holder leaves the employ of CryptoLogic Ireland (Post-Arrangement) unless the Board of Directors of CryptoLogic Ireland (Post-Arrangement) otherwise decides. An option will only become exercisable after the following vesting periods:
a)	One-third of the options granted to Directors will vest at the date of grant, with the balance vesting over two (2) years.

b)	Unless otherwise permitted by the Remuneration Committee, all other options granted will vest at a rate of one-quarter of the total amount granted per year, the first vesting date to follow one (1) year after the date of grant. Vesting dates will follow annually on the anniversary date of the original grant, provided that in the event of a public takeover bid all options will immediately vest.
4)	No one person may receive or hold options entitling the purchase of 5% or more of the outstanding common shares of CryptoLogic Ireland (Post-Arrangement).

5)	The number of CryptoLogic Common Shares reserved for insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding CryptoLogic Common Shares.

6)	The number of CryptoLogic Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of all issued and outstanding CryptoLogic Common Shares.

7)	The exercise price is fixed by the directors but is not less than the market value of the CryptoLogic Ireland (Post-Arrangement) Shares at the date of the grant (the closing price on the day of the grant or the average between highest and lowest prices on such day).

8)	Stock options are not assignable by the holder.

9)	No financial assistance will be provided by CryptoLogic Ireland (Post-Arrangement) to option holders in connection with the exercise of stock options granted under the CryptoLogic Ireland (Post-Arrangement) Employee Options Scheme.

10)	Unless otherwise permitted by the Remuneration Committee, upon leaving CryptoLogic Ireland (Post-Arrangement)’s employ, there is a thirty (30) day exercise period for those options deemed exercisable at the date of departure, or six (6) months in the event of death, or three (3) months in the event of dissolution of CryptoLogic Ireland(Post-Arrangement).

11)	The CryptoLogic Ireland (Post-Arrangement) Employee Options Scheme will be administered by the board of directors of CryptoLogic Ireland (Post-Arrangement) on the advice of the Remuneration Committee. The directors and the Chief Executive Officer have authorization to grant options to persons who are neither Officers nor Directors in amounts of up to 10,000 options per person and report such grants to the Remuneration Committee.
There are currently no stock options outstanding under the CryptoLogic Ireland (Post-Arrangement) Employee Stock Option Scheme.
Long-Term Incentive Plans
CryptoLogic Ireland (Post-Arrangement) proposes to adopt a long-term incentive plan essentially the same as the CryptoLogic Long Term Incentive Plan immediately following completion of the Arrangement.
OUTSTANDING SECURITIES
The total number of CryptoLogic Ireland Shares and Exchangeable Shares combined will be 13,900,231 plus any CryptoLogic Shares issued under stock options exercised under the CryptoLogic 2002 Plan between the Record Date and the Effective Date.
PRINCIPAL SECURITY HOLDERS
To the best of the knowledge of the board of directors of CryptoLogic and the board of directors of CryptoLogic Ireland no Persons will beneficially own, directly or indirectly, or exercise control or discretion over, more than 10% of the voting rights attached to all the outstanding CryptoLogic Ireland (Post-Arrangement) Shares and the Special Voting Share after the completion of the Arrangement, other than Mohnish Pabrai, who holds approximately 13.65% of the outstanding CryptoLogic Common Shares.
PRIOR SALES
There were no prior sales of CryptoLogic Ireland (Post-Arrangement) Shares for the preceding 12 months.
MARKET PRICE
Prior to completion of the Arrangement, there will be no market for trading of the outstanding common shares of CryptoLogic Ireland (Post-Arrangement).

DIRECTORS AND OFFICERS
The following table sets out the name and municipalities of residence of the directors and executive officers of CryptoLogic Ireland (Post-Arrangement), their positions with the CryptoLogic Ireland (Post-Arrangement), their principal occupations for the last five (5) years and the number of CryptoLogic Ireland (Post-Arrangement) Shares beneficially owned or controlled by each of them following the completion of the Arrangement. Each director will hold office until the next meeting of shareholders. The information in this table has been provided by proposed directors and officers of CryptoLogic Ireland (Post-Arrangement).

CryptoLogic Ireland (Post-
Arrangement) Shares
Beneficially
Name, Age, and	Position with		Owned or Controlled after
Municipality of	CryptoLogic Ireland	Principal Occupation	Completion of the
Residence	(Post-Arrangement)	within the Preceding Five Years	Arrangement
Javaid Aziz, 54 Berkshire, England	President and Chief Executive Officer, Director	C.E.O. of Aspective Ltd.	Nil

Tom Byrne,57 (1)(2)(4) Dublin, Ireland	Director	Self-employed Chartered Accountant	Nil

Brian Hadfield, 55 (1)(2)(3) Burnham Beeches, England	Director	Served as Managing Director of Unisys Limited until 2005 and currently serves as non-executive director of several companies.	Nil

Nigel Simon, 51, (1)(2)(4) London, England	Director	Self-employed since January 2005, previously held senior management and marketing roles for 20 years with Gallagher Group PLC and non-executive director of Charter European Trust plc.	1,600

Robert H. Stikeman, 61, (3)(4) Toronto, Canada	Chairman and Secretary, Director	Senior partner for past 20 years in Stikeman, Graham, Keeley & Spiegel LLP.	5,000 (CEC)

Stephen Taylor, 49 Toronto, Canada	Chief Financial Officer, Director	CFO, CryptoLogic, Vice- President of Canada Seale & Associates, Vice-President and Chief Operation Officer of Buffett, Taylor & Associates.	3,700 (CEC)

Wai Ming Yap, 45 (1)(3)(4) Singapore, Southeast Asia	Director	Partner of Stamford Law Corporation.	Nil

(1)	Proposed members of the Audit Committee

(2)	Proposed members of the Remuneration Committee

(3)	Proposed members of the Corporate Governance & Compliance Committee

(4)	Proposed members of the Nominating Committee

Compensation of Directors
Each non-executive director of CryptoLogic Ireland (Post-Arrangement) shall be compensated for providing their services to CryptoLogic Ireland (Post-Arrangement). The directors are entitled to receive £35,000 per annum as director fees with the Chairman of the Audit Committee and the Chairman of the Remuneration Committee being entitled to receive an additional £5,000 per annum. The Chairman of the Board is entitled to an additional £45,000 per annum for a total of £80,000 to be awarded to the Chairman of the Board per annum.
MANAGEMENT
The following is a brief summary of the background of each of the proposed directors and executive officers of CryptoLogic Ireland (Post-Arrangement).
Javaid Aziz entered into an engagement agreement on March 30, 2007 to become the President and Chief Executive Officer effective April 1, 2007. Mr. Aziz has over 30 years of diversified international experience in the information technology industry. During his tenure at IBM United Kingdom Ltd. from 1987 to 1995 he held various executive positions and ascended to the rank of Chief Executive Officer. He then served four years, as Senior Vice-President, Europe for Silicon Graphics Inc. in Europe from 1995 to 1999 and subsequently founded Aspective Ltd., a private consulting company in the wireless application service sector which he successfully sold to Vodafone Group plc in December, 2006.
Tom Byrne is a chartered accountant and was a partner of a global accounting firm before joining Ireland’s largest brokerage house in 1987. He was head of Corporate Finance at the brokerage house until he set up his own corporate advisory company in 2001. At present he serves as a non-executive director of a number of companies, both public and private, and is actively involved in advising early stage companies in Ireland.
Brian Hadfield served at Unisys Limited from 1984 to 2005 and for the period 2000 to 2005 was its managing director. In 2005 Mr. Hadfield retired and began serving as a non-executive director of business and educational organizations.
Nigel Simon has been a self-employed consultant since January 2005. Previously, he held senior management and marketing roles for twenty (20) years with Gallaher Group PLC, an approximately $4 billion FTSE 50 and NYSE-listed international tobacco company based in the UK, with sales in sixty-nine (69) countries and manufacturing locations in the UK, Austria, Kazakhstan, Poland, Romania, Russia, Ukraine and Sweden. Most recently, Mr. Simon led a multi-billion-dollar business in Continental Europe for Gallaher. He served for seven (7) years as a Main Board Director of Gallaher, held positions as Chairman of Germany’s largest vending retailer, and as a Board member for Germany’s largest convenience store wholesaler. He also serves as a trustee for a major UK charity and as a mentor for the Prince’s trust charity – a charity founded by the Prince of Wales to help less-privileged young adults get their start in business. Mr. Simon is also a non-executive director of Charter European Trust plc.
Robert H. Stikeman was named Chairman of the Board in May 2003, has been a Director since May 2002 and also serves as the Company’s Secretary. He has been a partner for the past twenty (20) years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. His firm acts as outside counsel to the Company. Mr. Stikeman plays a key role in guiding CryptoLogic’s legal and compliance strategies, and has since 1996. He is also Chairman of the Company’s Nominating Committee.
Stephen B. Taylor, CA was appointed Chief Financial Officer on August 8, 2005 and brings more than two decades of experience in financial and business management, public markets, and mergers and acquisitions. Mr. Taylor is a Chartered Accountant. From 2001 to 2005, he was President of BCL Advisors Inc., an investment banking company affiliated with Seale & Associates of Arlington, VA, which he founded. From 2002 to 2004, Mr. Taylor also served as Executive Vice President and Chief Operating Officer of Buffett, Taylor & Associates, a benefits consulting and wellness practice, functioning as Executive in Residence. Previous posts included senior financial and corporate roles at Derlan Industries, a TSX-listed aerospace company; President and Chief Operating Officer of Spellcaster Telecommunications, an early-stage private software company; and Vice President of Mergers and Acquisitions with Ernst & Young’s corporate finance practice. Mr. Taylor spent the first 11 years of his career Coopers & Lybrand (now PricewaterhouseCoopers) auditing multinational clients in the manufacturing, mining and financial services sectors.

Wai Ming Yap is a partner of Stamford Law Corporation in Singapore and specializes in commercial law and electronic entertainment and gaming commerce and sits on boards of international companies with activities in Southeast Asia.
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES
None of the proposed directors or executive officers of the CryptoLogic Ireland (Post-Arrangment) is, or within the past five (5) years prior to the date of this Circular has been, a director, officer or promoter of any other issuer that, while that person was acting in that capacity:
(a)	was subject to a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty (30) consecutive days; or

(b)	was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.
PENALTIES OR SANCTIONS
None of the proposed directors or executive officers of the CryptoLogic Ireland (Post-Arrangement) has, within the ten (10) years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to the trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.
INDIVIDUAL BANKRUPTCIES
None of the proposed directors or officers of the CryptoLogic Ireland (Post-Arrangement) has, within the ten (10) years prior to the date hereof, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.
CONFLICTS OF INTEREST
To the best of CryptoLogic’s and CryptoLogic Ireland’s knowledge and other than as disclosed herein, there are no existing or potential conflicts of interest among CryptoLogic, CryptoLogic Ireland, their promoters, directors, officers or other members of management of CryptoLogic or CryptoLogic Ireland except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies and their duties as a director, officer, promoter or management of CryptoLogic Ireland or CryptoLogic.
EXECUTIVE COMPENSATION
It is not expected that the integration of CryptoLogic and CryptoLogic Ireland will result in a significant number of redundancies. The Named Executive Officers of CryptoLogic, other than the Vice-President of Human Resources, will, following implementation of the Arrangement, continue to be remunerated in accordance with their contractual rights as at the date of this Circular pending further review following implementation of the Arrangement.
CORPORATE GOVERNANCE
Upon completion of the Arrangement, the board of directors of CryptoLogic Ireland (Post-Arrangement) will review its corporate governance policies to ensure that they are in compliance with the requirements of both Ireland and Canada. It is anticipated that CryptoLogic Ireland (Post-Arrangement) will adopt the principal corporate governance practices of CryptoLogic while making such adjustments as required by and National Policy 58-201 – Corporate Governance Guidelines and providing the annual disclosure required by National Instrument 58-101 – Disclosure of

Corporate Governance Practices.
Board Charter of CryptoLogic Ireland (Post-Arrangement)
The CryptoLogic Ireland (Post-Arrangement) Board in Dublin, Ireland will be responsible for the general supervision of the management of the business. The board of directors of CryptoLogic Ireland (Post-Arrangement) will discharge its responsibilities directly and through its committees, which will consist of the Audit Committee, the Remuneration Committee, the Corporate Governance and Compliance Committee and the Nominating Committee. The board of CryptoLogic Ireland will meet regularly in Dublin, Ireland to review the business operations, corporate governance and financial results of CryptoLogic Ireland (Post-Arrangement). The CryptoLogic Ireland (Post-Arrangement) Board’s charter will mirror that of CryptoLogic attached hereto as Schedule “E”.
Nomination of Directors
New appointments to the board of directors of CryptoLogic Ireland (Post-Arrangement) will be considered by the full board on the recommendation of the Nominating Committee. The composition of the CryptoLogic Ireland (Post-Arrangement) Board will be reviewed regularly to ensure that the Board continues to have the mix of skills and experience necessary for the conduct of CryptoLogic Ireland (Post-Arrangement)’s activities. In the circumstances where the board believes there is a need to appoint another director, whether due to retirement of a director or growth or complexity of CryptoLogic Ireland (Post-Arrangement), the following procedures are followed. The CryptoLogic Ireland (Post-Arrangement) Board will determine the skills and experience appropriate for the appointee having regard to those of the existing directors and any other likely changes to the board. A process and timetable for seeking such a person is then agreed, which may involve an external recruitment firm. A short list of candidates is prepared after assessing the candidates on the basis of competencies and qualifications, independence, other directorships held or previously held, the candidate’s time availability, the likely contribution to the overall balance of the composition of the CryptoLogic Ireland (Post-Arrangement) Board and the depth of understanding of the role of and legal obligations of a director. In addition, when filling a vacancy or expanding the CryptoLogic Ireland (Post-Arrangement) Board, the procedures include the use of a panel of nominees to interview likely candidates. In compiling the panel of nominees, the CryptoLogic Ireland (Post-Arrangement) Board may draw on advice from external consultants and industry experience. If an invitation to become a director is accepted, the CryptoLogic Ireland (Post-Arrangement) Board will appoint the new director during the year and that person will then stand for reelection by shareholders at the next annual general meeting. Shareholders are provided with relevant information on the candidates for re-election.
Code of Business Conduct and Ethics
The board of directors of CryptoLogic Ireland (Post-Arrangement) will be committed to the establishment and maintenance of appropriate ethical standards to underpin CryptoLogic Ireland (Post-Arrangement)’s operations and corporate practices. CryptoLogic Ireland (Post-Arrangement)’s code of conduct aims to encourage the appropriate standards of conduct and behaviour of the directors, officers, employees and contractors (collectively “the employees") of CryptoLogic Ireland (Post-Arrangement) in carrying out their roles for CryptoLogic Ireland (Post-Arrangement). Employees are expected to act with the integrity and objectivity, striving at all times to enhance the reputation and performance of CryptoLogic Ireland (Post-Arrangement). The general principles of CryptoLogic Ireland (Post-Arrangement)’s code of conduct follow. The employees of CryptoLogic Ireland (Post-Arrangement) must act honestly, in good faith and in the best interests of CryptoLogic Ireland (Post-Arrangement) as a whole. They have a duty to use due care and diligence in fulfilling the functions of their position and exercising the powers attached to their employment. An employee’s primary responsibility is to CryptoLogic Ireland (Post-Arrangement)’s shareholders as a whole and they must not make improper use of information acquired as an employee and must not take improper advantage of their position or engage in conduct likely to bring discredit upon CryptoLogic Ireland (Post-Arrangement). In addition, employees must not allow personal interests, or the interests of any associated person, to conflict with the interests of CryptoLogic Ireland (Post-Arrangement). Confidential information received by employees in the course of the exercise of their duties remains the property of CryptoLogic Ireland (Post-Arrangement). It is improper to disclose the information, or allow it to be disclosed, unless that disclosure has been authorized by CryptoLogic Ireland (Post-Arrangement), or the person from whom the information is provided, or is required by law.

Audit Committee
An Audit Committee is proposed to consist of four (4) board members, namely Tom Byrne (proposed Chairman), Nigel Simon, Brian Hadfield and Wai Ming Yap. The Audit Committee will review the performance of the external auditors on an annual basis and will meet with them at least twice a year to review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls and to obtain feedback on the implementation of the recommendations made. The Audit Committee will also review the draft financial statements and audit review reports at year end and half-year end and recommend acceptance or otherwise thereof to the CryptoLogic Ireland (Post-Arrangement) Board. In addition, the Audit Committee will be required to maintain open lines of communication between the CryptoLogic Ireland (Post-Arrangement) Board and the external auditors to exchange information and confirm their respective authority and responsibilities. The Audit Committee serves as an independent and objective party to review the financial information submitted by management to the board for issue to shareholders, regulatory authorities and the general public. The committee is not required to personally conduct accounting reviews or audits and is entitled to rely on employees of CryptoLogic Ireland (Post-Arrangement) or professional advisers where appropriate.
Remuneration Committee
A Remuneration Committee is proposed to consist of three (3) board members, namely Nigel Simon (proposed Chairman), Brian Hadfield and Tom Byrne. The Remuneration Committee has a charter that mandates it to recommend human resource and compensation policies. It is also mandated to review the performance of the CEO and set the salary, bonus and other benefits of the Chairman and CEO.
Corporate Governance and Compliance Committee
A Corporate Governance and Compliance Committee is proposed to consist of three (3) board members, namely Robert H. Stikeman (proposed Chairman), Wai Ming Yap and Brian Hadfield. The Corporate Governance and Compliance Committee will review CryptoLogic’s compliance practice relating to the license and certification of its subsidiary gaming software to the Internet gaming industry overseas, reviewing all probity reports requested respecting its subsidiaries’ licensees, and assessing global legislative developments as they may affect CryptoLogic’s business around the world.
Nominating Committee
A Nominating Committee is proposed to consist of four (4) board members, namely Robert H. Stikeman (proposed Chairman), Nigel Simon, Tom Byrne and Wai Ming Yap. The directors will review the skills of the prospective directors; identify any deficiencies and direct interviewing of suitable candidates. In order to encourage an independent nominating process, once a candidate is identified, such candidate meets with all directors individually and as a group to discuss the Company’s business and regulatory activities. The directors then receive a recommendation from the Nominating Committee on any candidate, who must be approved by the Board of Directors as a whole. The Nominating Committee also assesses the effectiveness of the Board of Directors as a whole, its committees, and the contribution of individual directors.
AUDITORS AND TRANSFER AGENTS
KPMG Ireland, will be the auditors of CryptoLogic Ireland (Post-Arrangement).
Capita Registrars (Guernsey) Limited will remain the share registry for CryptoLogic Ireland (Post-Arrangement).
Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 will be the Canadian Transfer Agent for CryptoLogic Ireland (Post-Arrangement) and will maintain the Canadian sub registry. Equity Transfer & Trust Company will also be the Transfer Agent for CEC and will be the Trustee pursuant to the Voting and Exchange Trust Agreement.

RISK FACTORS
RISKS ASSOCIATED WITH THE ARRANGEMENT
Trading price of the Exchangeable Shares
Holders of Exchangeable Shares, as nearly as is practicable, will have rights that are economically equivalent to the rights of holders of CryptoLogic Ireland Shares. An application was made to list the Exchangeable Shares and the CryptoLogic Ireland Shares on the TSX and on April 18, 2007, the TSX granted conditional approval for the listing for the Exchangeable Shares and the CryptoLogic Ireland Shares.
Because they are separate listings, the trading prices of the Exchangeable Shares and the CryptoLogic Ireland Shares may not reflect equivalent values. This may result in holders of Exchangeable Shares having to exchange their Exchangeable Shares for CryptoLogic Ireland Shares in order to maximize the value of their investment prior to a sale.
Lack of Active Market
There can be no assurance that an active market for the Exchangeable Shares and the CryptoLogic Ireland Shares will continue or exist and any increased demand to buy or sell the Exchangeable Shares and the CryptoLogic Ireland Shares can create volatility in price and volume. In addition, there can be no assurances that an active market for the Exchangeable Shares and the CryptoLogic Ireland Shares will develop or susbsist.
Failure to Complete the Arrangement
Failure to complete the Arrangement could have a negative impact on the results and operations of CryptoLogic. In addition, failure to complete the Arrangement could have a negative impact on the market price of the CryptoLogic Common Shares to the extent that the current market price reflects an assumption that the Arrangement will be completed. Certain costs associated with the Arrangement will be required to be paid regardless of whether the Arrangement is competed or not.
RISKS ASSOCIATED WITH THE BUSINESS OF CRYPTOLOGIC IRELAND (POST-ARRANGEMENT)
CryptoLogic operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on its business, revenues, operating results and financial condition. The Board of Directors of CryptoLogic believe that the business risks associated with CryptoLogic Ireland (Post-Arrangement) will be similar to those of CryptoLogic. The risk factors can be categorized into two (2) areas, those related to industry risks and those related to general business risks. Industry risks would include but are not limited to, government regulation, payment processing and E-commerce law. General business risks would include, but are not limited to, Internet viability and system infrastructure and reliability, market demand, security, reliance on other parties, competition, dependence on licensees, chargebacks, foreign operations, foreign exchange, legal proceedings, intellectual property, hiring and retaining employees, managing rate of growth, future acquisitions and investments and stock volatility.
With the establishment of CryptoLogic Ireland’s head office in Dublin, Ireland and the retention of software development operations in Toronto, Canada, there may be risks associated with the integration of head office management with technical and developmental operations in Toronto that have historically been housed together.
For more detailed information concerning the risk factors associated with the business of CryptoLogic Ireland (Post-Arrangement) please refer to CryptoLogic’s Management’s Discussion & Analysis for the year ended December 31, 2006 as filed concurrently on SEDAR on March 28, 2007 with CryptoLogic’s Renewal Annual Information Form for the year ended 2006 at www.sedar.com.

CERTIFICATE AND APPROVAL OF DIRECTORS
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
The Circular and the mailing of same to shareholders has been approved by the Board of Directors of CryptoLogic.
DATED the 23rd day of April, 2007.
BY ORDER OF THE BOARD OF DIRECTORS

/s/ ROBERT H. STIKEMAN

ROBERT H. STIKEMAN
Chairman
CryptoLogic Inc.

SCHEDULE “A”
ARRANGEMENT AGREEMENT
ARRANGEMENT AGREEMENT
CryptoLogic Limited
and
CryptoLogic Inc.
and
CryptoLogic Exchange Corporation
and
CryptoLogic Callco ULC

Contents

	Contents	A-4
	Background	A-4
	Operative provisions	A-4

1.	DEFINITIONS AND INTERPRETATION	A-5
	1.1 Definitions	A-5
	1.2 Interpretation	A-8
	1.3 Currency	A-9
	1.4 Interpretation Not Affected by Headings, etc	A-9
	1.5 Number etc	A-9
	1.6 Date of any Action	A-9
	1.7 Accounting Principles	A-9

2.	THE ARRANGEMENT	A-9
	2.1 Implementation Steps by CryptoLogic	A-10
	2.2 Implementation Steps by the CryptoLogic Ireland Parties	A-10
	2.3 Interim Order	A-10
	2.4 The Terms of The Arrangement	A-11
	2.5 Tax Elections	A-13

3.	ACKNOWLEDGEMENTS AND COVENANTS	A-13
	3.1 Special Meeting of Shareholders	A-13
	3.2 Court Proceedings	A-14
	3.3 Fiduciary Duties	A-14
	3.4 Directors and Officers	A-14

4.	CONDITIONS PRECEDENT TO COMPLETION OF THE MEETING	A-15

5.	TERMINATION OF AGREEMENT	A-17
	5.1 Termination by the Parties	A-17

6.	GENERAL	A-17
	6.1 Notices	A-17
	6.2 Successors and assigns	A-18
	6.3 Third Party Beneficiaries	A-18
	6.4 Release	A-18
	6.5 Time of essence	A-18
	6.6 Public announcements	A-18
	6.7 Governing law	A-18
	6.8 Entire Agreement	A-19
	6.9 Further Assurances	A-19
	6.10 Amendment or waiver	A-19
	6.11 Counterparts	A-19

SCHEDULE 1 Plan of Arrangement

1.	INTERPRETATION	1-1
	1.1 Definitions	1-1
	1.2 Headings and references	1-5
	1.3 Numbers, etc	1-5
	1.4 Date of Any Action	1-5

2.	ARRANGEMENT AGREEMENT	1-5

3.	THE ARRANGEMENT	1-5
	3.1 Binding Effect	1-5
	3.2 Exchange of Securities	1-5
	3.3 Tax Elections	1-7

4.	GRANT OF RIGHTS OF DISSENT	1-8

5.	CERTIFICATES	1-9
	5.1 Issuance of Certificates Representing Exchangeable Shares	1-9
	5.2 Issuance of Certificates Representing CryptoLogic Ireland Shares	5-1
	5.3 Distributions with Respect to Unsurrendered Certificates	1-10
	5.4 Lost Certificates	1-10
	5.5 Withholding Rights	1-10

6.	CERTAIN RIGHTS OF CALLCO TO ACQUIRE EXCHANGEABLE SHARES	1-11
	6.1 Callco CEC Liquidation Call Right	1-11
	6.2 Callco Redemption Call Right	1-12

7.	AMENDMENT OF THE PLAN OF ARRANGEMENT	1-13

	EXHIBIT ‘A’	1-15
SCHEDULE 2 Arrangement Resolution
SCHEDULE 3 The Support Agreement
SCHEDULE 4 The Voting and Exchange Trust Agreement
SCHEDULE 5 CryptoLogic Inc. Options to be Assumed by CryptoLogic Ireland

ARRANGEMENT AGREEMENT

Date	APRIL 20, 2007

Parties	CryptoLogic Limited
1 Le Marchant Street, St. Peter Port, Guernsey, Channel
Islands GY1 4HP
(“CryptoLogic Ireland”)

CryptoLogic Inc.
3rd Floor, 55 St. Clair Avenue West, Toronto, Ontario, Canada
(“CryptoLogic”)

CryptoLogic Exchange Corporation
Suite 700, 220 Bay Street, Toronto, Ontario, Canada
(“CEC”)

CryptoLogic Callco ULC
Suite 1300, Purdy’s Wharf Tower II, 1969 Upper Water Street,
Nova Scotia, Canada
(“Callco”)
Background
A.	CryptoLogic Ireland is a company incorporated in Guernsey and registered under the Companies (Guernsey) Law, 1994 to 1996, as amended (“GCA”) with its head corporate offices located in Dublin, Ireland. CryptoLogic is a company incorporated under the Business Corporations Act (Ontario) (the “OBCA”) and is listed on the London Stock Exchange, The Nasdaq Global Select Market (“NASDAQ”) and The Toronto Stock Exchange (“TSX”). CEC (a company incorporated under the OBCA) and Callco (an unlimited liability company incorporated under the Nova Scotia Companies Act) are each direct or indirect wholly-owned subsidiaries of CryptoLogic Ireland. The board of directors of each of CryptoLogic Ireland, CryptoLogic, CEC and Callco have determined that it would be in the best interests of CryptoLogic Ireland, CryptoLogic, CEC and Callco respectively, to reorganize the businesses carried on by CryptoLogic and CryptoLogic Ireland pursuant to an arrangement under the OBCA (the “Arrangement”).

B.	CryptoLogic intends to propose the Arrangement to its Shareholders, under Section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement attached as Schedule 1 hereto.

C.	The parties have agreed to enter into this Agreement setting out the terms and conditions on which the Arrangement will be carried out and confirm the terms and conditions upon which they will cooperate with and assist each other to that end.
Operative provisions
NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereby agree as follows:
1.	Definitions and interpretation

1.1	Definitions
Affiliate means an affiliated body corporate; one body corporate is affiliated with another body corporate if one of them is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is controlled by the same person, and if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other;
Agreement means this Agreement (including the Schedules) as the same may be supplemented or amended from time to time;
Arrangement means an arrangement under Section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement and any amendment or variation thereto made in accordance with the terms of this Agreement or Article 7 of the Plan of Arrangement or made at the direction of the Court;
Arrangement Resolution means the special resolution of the holders of CryptoLogic Shares, approving the Plan of Arrangement as required by the Interim Order and to be substantially in the form set out in Schedule 2;
Articles of Arrangement means the articles of arrangement of CryptoLogic in respect of, and to give effect to, the Arrangement that are approved by CryptoLogic Shareholders to be sent to the Director after the Final Order is made;
Assumed Option means the CryptoLogic Options assumed by CryptoLogic Ireland pursuant to the Plan of Arrangement, having the same terms and conditions of CryptoLogic Options;
Business Day means any day on which commercial banks are generally open for business in Dublin, Ireland and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Dublin, Ireland under the laws of Ireland or any jurisdiction therein or in Toronto, Ontario under the laws of Canada or any jurisdiction therein;
Canadian Shareholder has the meaning ascribed thereto in the Plan of Arrangement;
Claim means any written claim or notice of any nature whatsoever, including any demand, dispute, notification of liability, notification of remediation work, order, obligation, debt, cause of action, action, suit, proceeding, litigation, arbitration or judgment, award or assessment, insofar as it relates to the environment, health and safety, Environmental Laws or environmental permits;
Completion Deadline means the date specified in clause 6.2 of this Agreement; Court means the Superior Court of Justice (Ontario); Crown means a Governmental Entity;
CryptoLogic Audited Statements means the consolidated balance sheets of CryptoLogic as at 31 December 2005 and 31 December 2006 and the accompanying consolidated statements of operations and deficit and cash flows for the years then ended including the notes thereto, and the auditors’ report to the CryptoLogic Shareholders thereon incorporated herein by reference and available to be accessed at www.sedar.com;

CryptoLogic Circular means the notice of special meeting and the management information circular of CryptoLogic, including all schedules thereto, to be mailed to CryptoLogic Shareholders and others in connection with the CryptoLogic Meeting;
CryptoLogic Ireland Elected Share means any CryptoLogic Share in respect of which the holder’s address shown in the register of CryptoLogic Shares is in Canada as of the close of business (Toronto time) on the day preceding the Effective Date and the holder of which shall have elected in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline to transfer to Callco under the Arrangement in exchange for a CryptoLogic Ireland Share or that is deemed to be a CryptoLogic Ireland Share pursuant to section 3.2(b) of the Plan of Arrangement.
CryptoLogic Ireland Shareholders means at any time the registered holders at that time of CryptoLogic Ireland Shares;
CryptoLogic Ireland Shares means the ordinary shares in the capital of CryptoLogic Ireland;
CryptoLogic Ireland Parties means CryptoLogic Ireland, CEC and Callco, collectively;
CryptoLogic Limited means CryptoLogic Ireland, a company incorporated under the laws of Guernsey but resident in Ireland, or any successor company thereto;
CryptoLogic Meeting means the special meeting of CryptoLogic Shareholders and any adjournment thereof to be held to consider and, if deemed advisable, approve the Arrangement by way of special resolution of the Shareholders, voting together as a single class;
CryptoLogic Meeting Date means the date of the CryptoLogic Meeting;
CryptoLogic Options means the outstanding options of CryptoLogic as set out in Schedule 5 hereto; CryptoLogic Optionholders means the holders of the CryptoLogic Options; CryptoLogic Shareholders means at any time the registered holders at that time of CryptoLogic Shares;
CryptoLogic Shares or CryptoLogic Common Shares means the common shares in the capital of CryptoLogic;
Depositary means Equity Transfer & Trust Company in its capacity as Depositary for the CryptoLogic Shares under the Arrangement;
Director means the Director appointed under Section 182 of the OBCA;
Dissent Rights has the meaning ascribed thereto in clause 4 of the Plan of Arrangement;
Dissenting Shareholder means an CryptoLogic Shareholder who exercises a right of dissent in respect of the Arrangement in strict compliance with the Dissent Rights;
Effective Date means the date or effective date (as applicable) that the Director accepts for filing the Final Order and Articles of Arrangement;
Effective Time means 12:01am (Toronto time) on the Effective Date;
Election Deadline means 5:00pm (Toronto time) at the place of deposit on May 22, 2007

Exchangeable Shares means the non-voting exchangeable shares in the capital of CEC, having substantially the rights privileges, restrictions and conditions set out in Exhibit “A” to the Plan of Arrangement attached hereto as Schedule 1;
Final Order means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed, following the application therefore contemplated by clause 2;
GCA means the Companies (Guernsey) Law, 1994 to 1996, as amended, as now in effect and as it may be amended from time to time prior to the Effective Date;
Governmental Entity means any:
(a)	federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, court, tribunal, arbitral body, commission, board or agency having jurisdiction over the CryptoLogic Ireland Parties and CryptoLogic as applicable;

(b)	any subdivision, agent, commission, board or authority of any of the foregoing; or

(c)	any quasi governmental or private body exercising any regulatory, expropriatory or taxing authority under or for the account of any of the foregoing;
Interim Order means the interim order of the Court made in connection with the process for obtaining approval of the Arrangement and related matters following the application therefore contemplated by clause 2, as the same may be affirmed, amended, supplemented or varied by the Court or by the highest court by which an appeal therefrom is heard at any time prior to the Effective Time;
Issued Callco Preferred Shares means the ten million (10,000,000) Class A Preferred Shares – Series 1 in the capital of Callco;
ITA means the Income Tax Act (Canada), as the same may be amended from time to time.
Laws means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, judicial or arbitral administrative or ministerial or departmental or regulatory judgments, orders, decisions, policies, guidelines, rulings or awards, including general principles of common law, legally binding on the person referred to in the context in which the word is used;
Letter of Transmittal and Election Form means the letter of transmittal and election form for use by the CryptoLogic Shareholders in the form accompanying the CryptoLogic Circular;
Material Adverse Effect means, with respect to any party, any Material Change or Material Fact which is or would reasonably be expected to have a material adverse effect on the business, affairs, assets, properties, capitalization, prospects or financial condition of that party and its Subsidiaries taken as a whole;
Material Change has the meaning ascribed to it in Section 1(a) of the Securities Act (Ontario); Material Fact has the meaning ascribed to it in Section 1(a) of the Securities Act (Ontario); Meeting means the CryptoLogic Meeting;
NASDAQ means the The NASDAQ Global Select Market;
NSCA means the Nova Scotia Companies Act as now in effect and as it may be amended from time to time prior to the Effective Date;

OBCA means the Business Corporations Act (Ontario) as now in effect and as it may be amended from time to time prior to the Effective Date;
OSC means the Ontario Securities Commission;
Person includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a natural person in his capacity as trustee, executor, administrator, or other legal representative and the Crown or any agency or instrumentality thereof;
Plan of Arrangement means the plan of arrangement substantially in the form and content of Schedule 1 annexed hereto and any amendments or variations thereto made in accordance with section 6.10 hereof or Article 7 of the Plan of Arrangement or made at the direction of the Court;
Retraction Call Right has the meaning set forth in Section 6.1(c) of the provisions attaching to the Exchangeable Shares;
Special Voting Share means the share in the capital stock of CryptoLogic Ireland having substantially similar rights, privileges, restrictions and conditions described in the Voting and Exchange Trust Agreement;
Subsidiary as that term applies to CryptoLogic Ireland and CryptoLogic means a body corporate that is directly or indirectly controlled by CryptoLogic Ireland or CryptoLogic as applicable;
Support Agreement means an agreement to be entered into between the CryptoLogic Ireland Parties, substantially in the form and content as Schedule 3 to this Agreement, with such changes thereto as the parties hereto, acting reasonably, may agree;
Tax Exempt means a person specified in section 149 of the ITA.
Transaction Agreements shall mean this Agreement, the Voting and Exchange Trust Agreement and the Support Agreement;
Trustee means the trustee appointed pursuant to the Voting and Exchange Trust Agreement;
TSX means the Toronto Stock Exchange;
Voting and Exchange Trust Agreement means an agreement to be entered into among CryptoLogic Ireland, CEC and the Trustee substantially in the form and content of Schedule 4 to this Agreement, with such changes thereto as the parties hereto, acting reasonably, may agree.
1.2	Interpretation

In this Agreement:
(a)	headings are for convenience only and do not affect interpretation; and unless the context indicates a contrary intention:

(b)	words importing the singular include the plural and vice versa and words denoting a given gender include all other genders;

(c)	the expression person includes an individual, the estate of an individual, a body politic, a corporation and a statutory or other authority or association (incorporated or unincorporated);

(d)	references to parties, clauses, sub-clauses, schedules, exhibits or annexures are references to parties, clauses, sub-clauses, schedules, exhibits and annexures to or of this Agreement and a reference to this Agreement includes any schedule, exhibit and annexure;

(e)	references to this Agreement, or any other Agreement, agreement, instrument or document will be deemed to include references to this Agreement, or such other Agreement, agreement, instrument or document as amended, novated, supplemented, varied or replaced from time to time;

(f)	references to any person or to any party to this Agreement will include that person’s or party’s executors, administrators, successors and permitted assigns; and

(g)	reference to any legislation or to any section or provision of any legislation includes any statutory modification or re-enactment or any statutory provision substituted therefore and all ordinances, by-laws, regulations and other statutory documents issued thereunder.
1.3 Currency
Except where otherwise specified, all sums of money which are referred to in this Agreement are expressed in lawful money of the United States of America. References to “US$” or “U.S.Dollars” are references to lawful money of the United States.
1.4 Interpretation Not Affected by Headings, etc.
The division of this Agreement into articles, clauses, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “the Agreement”, “hereof’, “herein”, “hereunder”, and similar expressions refer to this Agreement and the schedules hereto and not to any particular article, clause or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto.
1.5 Number etc.
Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include firms and corporations and vice versa.
1.6 Date of any Action
In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.
1.7 Accounting Principles
Whenever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor thereto, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles.

2.	The Arrangement
2.1 Implementation Steps by CryptoLogic:
CryptoLogic covenants in favour of the CryptoLogic Ireland Parties that;
(a)	CryptoLogic will, as soon as reasonably practicable, but in any event not later than April 23, 2007 (or such other date to be agreed between the parties in writing), apply to the Court pursuant to Section 182 of the OBCA for an order approving the Arrangement and for an Interim Order providing for, among other things, the calling and holding of the CryptoLogic Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement, and thereafter proceed with and diligently seek the Interim Order.

(b)	Subject to clause 2.1(a), CryptoLogic will convene and hold the CryptoLogic Meeting for the purpose of considering the Arrangement Resolution (provided however that if there is another acquisition proposal to be considered at the CryptoLogic Meeting, the order of presentation, signage, proxy forms and other matters related thereto shall be acceptable to CryptoLogic Ireland, acting reasonably).

(c)	If the Arrangement is approved at the CryptoLogic Meeting in accordance with the Interim Order for the items contained in paragraphs 4.2(j) and (l) hereof, CryptoLogic will, as soon as reasonably practicable thereafter, apply to the Court for the Final Order.

(d)	If the Final Order is obtained, subject to the satisfaction, waiver or release of the conditions set forth in clause 5 (as confirmed by each of CryptoLogic and CryptoLogic Ireland to the other in writing), CryptoLogic will in consultation with CryptoLogic Ireland, as soon as reasonably practicable thereafter, file a certified copy of the Final Order, Articles of Arrangement and such other documents as may be required for acceptance by the Director to give effect to the Arrangement pursuant to Section 182 of the OBCA.
2.2 Implementation Steps by the CryptoLogic Ireland Parties
The CryptoLogic Ireland Parties covenant in favour of CryptoLogic that, on or prior to the Effective Date and subject to the satisfaction or waiver of the other conditions herein in favour of such party:
(a)	CryptoLogic Ireland, CEC and Callco shall execute and deliver the Support Agreement;

(b)	CryptoLogic Ireland and CEC shall execute the Voting and Exchange Trust Agreement; and

(c)	CryptoLogic Ireland shall issue to the Trustee the Special Voting Share.
2.3 Interim Order
The notice of motion for the application referred to in section 2.1(a) shall request that the Interim Order provide:
(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the CryptoLogic Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by CryptoLogic Shareholders present in person or by proxy at the CryptoLogic Meeting as well as a simple majority of the votes cast on the Arrangement Resolution by the CryptoLogic Shareholders present in person or by proxy at the CryptoLogic Meeting;

(c)	that, in all other respects, the terms, restrictions and conditions of the constating documents of CryptoLogic, including quorum requirements and all other matters, shall apply in respect of the CryptoLogic Meeting; and

(d)	for the grant of dissent rights.
2.4 The Terms of the Arrangement
CryptoLogic Ireland, CEC, Callco and CryptoLogic agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. The Articles of Arrangement shall provide in substance that, and the Parties covenant to take such steps as are necessary to ensure that, commencing at the Effective Time, the following transactions shall occur and be deemed to occur in the following order and without any further act or formality
(a)	Each CryptoLogic Common Share outstanding held by a Canadian Shareholder that is not identified as Tax Exempt at the Effective Time (other than (i) CryptoLogic Common Shares held by a holder who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of its CryptoLogic Common Shares, (ii) CryptoLogic Common Shares held by CryptoLogic Ireland or any subsidiary or affiliate thereof which shall not be exchanged under the Arrangement and shall remain outstanding, and (iii) CryptoLogic Common Shares held by a Canadian Shareholder that duly elects to receive CryptoLogic Ireland Shares) will be transferred by the holder thereof to CEC, in exchange for that number of fully paid and non-assessable non-voting Exchangeable Shares on the basis of one (1) Exchangeable Share for each one (1) CryptoLogic Common Share. Such holders shall be removed from the register of holders of CryptoLogic Common Shares and added to the register of holders of Exchangeable Shares, and CEC will be recorded as the registered holder of the CryptoLogic Common Shares so exchanged and will be the legal and beneficial holder thereof.

(b)	Each holder of a CryptoLogic Ireland Elected Share (other than (i) a holder of CryptoLogic Common Shares who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of its CryptoLogic Common Shares, (ii) CryptoLogic Ireland or any subsidiary or affiliate thereof who shall not exchange CryptoLogic Common Shares under the Arrangement and which shall remain outstanding) will be obligated to transfer to Callco, and Callco will be obligated to acquire from each such holder, the CryptoLogic Ireland Elected Shares held by each such holder in exchange for the transfer by Callco, and the acquisition by each such holder, of the same number of issued, fully paid and non-assessable CryptoLogic Ireland Shares that Callco will acquire pursuant to paragraph (d) below.

(c)	Each holder of a CryptoLogic Common Share outstanding at the Effective Time that is not a Canadian Shareholder or is identified as a Tax Exempt Shareholder (other than (i) a holder of CryptoLogic Common Shares who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of its CryptoLogic Common Shares, (ii) CryptoLogic Ireland or any subsidiary or affiliate thereof who shall not exchange CryptoLogic Common Shares under the Arrangement and which shall remain outstanding) will be obligated to transfer to Callco, and Callco will be obligated to acquire from each such holder, the CryptoLogic Common Shares held by each such holder in exchange for the transfer by Callco, and the acquisition by each such holder, of the same number of issued, fully paid and non-assessable CryptoLogic Ireland Shares that Callco will acquire pursuant to paragraph (d) below.

(d)	Callco will issue to CryptoLogic Ireland ten million (10,000,000) Callco Class A Preferred Shares – Series 1 (the “Issued Callco Preferred Shares”), as fully paid and non-assessable shares, such shares having an aggregate redemption price equal to the aggregate amount of the obligation incurred by Callco to acquire the CryptoLogic Ireland Elected Shares and CryptoLogic Common Shares (collectively, the “Subject CryptoLogic Shares”) in paragraphs (b) and (c) above, respectively, such amount being the aggregate fair market value of the Subject CryptoLogic Shares at the Effective Time, in exchange for CryptoLogic Ireland issuing to Callco such number of CryptoLogic Ireland Shares that is equal in number to the number of the Subject CryptoLogic Shares, as fully paid and non-assessable shares. Callco will be the registered and beneficial holder of such CryptoLogic Ireland Shares so issued and CryptoLogic Ireland will be the registered and beneficial holder of the Issued Callco Preferred Shares.
(e)	Callco will transfer such number of the CryptoLogic Ireland Shares acquired in paragraph (d) above to each holder of a CryptoLogic Ireland Elected Share described in paragraph (b) above equal to the number of Crytologic Ireland Elected Shares owned by each such holder in exchange for the transfer to Callco by each such holder of the Crytologic Ireland Elected Shares owned by it. Each such holder shall be removed from the register of holders of CryptoLogic Shares and added to the register of holders of CryptoLogic Ireland Shares. Callco will be removed from the register of holders of CryptoLogic Ireland Shares and added to the register of holders of CryptoLogic Shares;

(f)	Callco will transfer such number of the CryptoLogic Ireland Shares acquired by it in paragraph (d) above to each holder of a CrytoLogic Common Share described in paragraph (c) above equal to the number of CryptoLogic Common Shares owned by each such holder in exchange for the transfer to Callco by each such holder of the Crytologic Shares owned by it. Each such holder shall be removed from the register of holders of CryptoLogic Shares and added to the register of holders of CryptoLogic Ireland Shares. Callco will be removed from the register of holders of CryptoLogic Ireland Shares and added to the register of holders of CryptoLogic Shares;

(h)	Each CryptoLogic Option outstanding at the Effective Time shall be assumed by CryptoLogic Ireland (hereafter an “Assumed Option”) and CryptoLogic shall cease to have any liability in respect thereof. Each CryptoLogic Option shall be converted into one (1) Assumed Option with each Assumed Option exercisable to acquire one (1) CryptoLogic Ireland Share at the same exercise price and expiry date as the CryptoLogic Option being assumed. The Assumed Options issued on the assumption of the CryptoLogic Options will be subject to the terms and conditions of the CryptoLogic Ireland Employee Options Scheme, and shall have substantially similar terms and conditions to the existing CryptoLogic Options. Within thirty (30) Business Days after the Effective Time, CryptoLogic Ireland will deliver to each person who, immediately prior to the Effective Time was a holder of an outstanding CryptoLogic Option, a replacement option agreement evidencing the Assumed Option;

(i)	CryptoLogic Ireland shall issue to and deposit with the Trustee (meaning the trustee appointed pursuant to the Voting and Exchange Trust Agreement) a share in the capital stock of CryptoLogic Ireland described below (“Special Voting Share”), in consideration for the payment to CryptoLogic Ireland of $1.00, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement. The purpose of the Special Voting Share is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic Ireland matters at all shareholder meetings at which holders of CryptoLogic Ireland Shares are entitled to vote, on the basis, at the Effective Time, of the lesser of one vote for each Exchangeable Share outstanding or 23% of the number of CryptoLogic Ireland Shares issued at the Effective Time (excluding those Exchangeable Shares held by CryptoLogic Ireland or any of its direct or indirect subsidiaries), provided that in no event shall the number of votes attributable to the Special Voting Share exceed 18.7% of the total number of rights to vote at meetings at which holders of CryptoLogic Ireland Shares are entitled to vote. Pursuant to these terms, the Special Voting Share may represent fewer voting rights on a per share basis than the number of Exchangeable Shares issued at the Effective Time in exchange for CryptoLogic Shares. These terms of the Special Voting Share are intended to facilitate qualification of the exchange of CryptoLogic Shares for CryptoLogic Ireland Shares as a tax-deferred exchange under U.S. federal income tax laws for U.S. holders, who hold a majority of the outstanding CryptoLogic Shares. It should be noted, however, that other requirements for a tax-deferred exchange must also be satisfied and that qualification as a tax-deferred exchange is not free from doubt (see “U.S. Federal Income Tax Considerations”). Following the Effective Time, the rights to vote of the Exchangeable Shares shall be automatically adjusted downward from time to time in direct proportion to the number of Exchangeable Shares surrendered to CEC in exchange for CryptoLogic Ireland Shares. The amount of each such downward adjustment per Exchangeable Share surrendered will be equal to the fraction of a vote attributable to each Exchangeable Share as determined by the formula described above;
(j)	Each CryptoLogic Common Share held by a Dissenting Shareholder will be deemed to be transferred to CryptoLogic and will be immediately cancelled, and such Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of his or her CryptoLogic Common Shares. See “Rights of Dissent”; and

(k)	The Arrangement shall become effective at the Effective Time on the Effective Date.
2.5 Tax Elections
(a)	Canadian holders of CryptoLogic Shares shall be entitled to make an income tax election pursuant to subsection 85(1) or 85(2) of the ITA (and the analogous provisions of any applicable provincial income tax law) with respect to the transfer of their CryptoLogic Shares to CEC by providing two signed copies of the necessary prescribed election forms to the Depositary within 90 days following the Effective Date, duly completed with the details of the number of CryptoLogic Shares transferred and the applicable agreed upon amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the ITA (or applicable provincial income tax law), the form shall be signed by CEC and promptly returned to such holders of CryptoLogic Shares by ordinary mail for filing with the Canada Revenue Agency (or the applicable provincial taxing authority).
3.	Representations and Warranties
3.1 Special meeting of Shareholders
As soon as practicable and subject to complying with the applicable Laws regarding proxy solicitation in its respective jurisdictions CryptoLogic will deliver to intermediaries or mailing agents the CryptoLogic Circular for mailing to its respective shareholders and, subject to the issuance of the Interim Order, CryptoLogic will respectively convene a Meeting. The CryptoLogic Meeting will be held on May 24, 2007 (or such later date to be agreed between the parties in writing). CryptoLogic will file the CryptoLogic Circular and the Interim Order with the appropriate regulatory authorities in all jurisdictions where the same is required and will mail the same to the appropriate persons in accordance with applicable law. Each party will provide the other on a timely basis with all such information as may be required to be included in the CryptoLogic Circular which relates to it. The parties will cooperate with each other in connection with the preparation of documentation for submission to regulatory authorities and holders of their respective securities and will keep each other informed of any requests or comments made by regulatory authorities in connection with such documentation.
3.2 Court proceedings
CryptoLogic shall permit CryptoLogic Ireland to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement prior to the service and filing of that material and will give reasonable consideration to such comments. In addition, CryptoLogic will not object to counsel to CryptoLogic Ireland making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel deems appropriate, provided that CryptoLogic is advised of the nature of any submissions not reasonably contemplated in the material to be filed with the Court prior to the hearing. CryptoLogic shall also provide counsel to CryptoLogic Ireland on a timely basis with copies of any notice of appearance and evidence served on CryptoLogic or its counsel in respect of the application for the Final Order or any appeal therefrom.
3.3 Fiduciary duties
Nothing contained in this Agreement will prohibit, enjoin or otherwise restrict the board of directors of CryptoLogic Ireland or CryptoLogic or any director of CryptoLogic Ireland or CryptoLogic, in the fulfilment of their fiduciary duties, from supporting or facilitating any Competing Offer or Alternative Company Transaction or from failing to give, qualifying or otherwise amending any recommendation to be or previously given to CryptoLogic Ireland Shareholders or CryptoLogic Shareholders in connection with the Plan of Arrangement.
3.4 Directors and Officers
The parties shall take all necessary steps to ensure that:
(a) the directors of CryptoLogic Ireland as of the Effective Date shall be the following persons:
(i)	Javaid Aziz (President & Chief Executive Officer);

(ii)	Tom Byrne (CryptoLogic Ireland appointee);

(iii)	Brian Hadfield (CryptoLogic Ireland appointee)

(iv)	Robert Stikeman (Chairman) (CryptoLogic appointee);

(v)	Nigel Simon (CryptoLogic appointee);

(vi)	Stephen Taylor (CryptoLogic appointee); and

(vii)	Wai Ming Yap (CryptoLogic Ireland appointee).
(b) the directors of CEC as of the Effective Date shall be the following persons:
(i)	Javaid Aziz;

(ii)	Stephen Freedhoff; and

(iii)	Robert Stikeman.
(c) the Directors of Callco as of the Effective Date shall be the following persons:

(i)	Robert Stikeman.
(d) the directors of CryptoLogic as of the Effective Date shall be the following persons:
(i)	Randall Abramson;

(ii)	Javaid Aziz;

(iii)	Stephen Freedhoff;

(iv)	Nigel Simon; and

(v)	Robert Stikeman.
(e) as of the Effective Date, the senior management of CryptoLogic Ireland shall be:
(i)	President & Chief Executive Officer: Javaid Aziz

(ii)	Chairman: Robert Stikeman;

(iii)	Chief Financial Officer: Stephen Taylor; and

(iv)	Secretary: Robert Stikeman.
4. Conditions precedent to Completion of the Arrangement
The respective obligations of the parties hereto to complete the Arrangement by filing the Final Order with the Director for acceptance to give effect to the Plan of Arrangement are subject to the satisfaction of, or mutual waiver by the parties on or before the Effective Date of each of the following conditions, which are for the mutual benefit of CryptoLogic Ireland and CryptoLogic and which may be waived, in whole or in part, by CryptoLogic Ireland or CryptoLogic at any time:
(a)	the Interim Order shall have been obtained in form and substance satisfactory to each of the parties, acting reasonably;

(b)	the Plan of Arrangement, without amendment or with amendments acceptable to CryptoLogic and CryptoLogic Ireland acting reasonably, shall have been approved at the CryptoLogic Meeting by the CryptoLogic Shareholders as required by the Interim Order;

(c)	the creation of the Special Voting Share, without amendment or with amendments acceptable to CryptoLogic and CryptoLogic Ireland acting reasonably, shall have been approved at the CryptoLogic Ireland Meeting by the CryptoLogic Ireland Shareholders;

(d)	there being exemptions from the prospectus and registration requirements under applicable Canadian securities laws for the issuance of the CryptoLogic Ireland Shares, Assumed Options, and the Exchangeable Shares in accordance with the Plan of Arrangement, and CryptoLogic Ireland Shares on the exercise of the Assumed Options and on the exchange of the Exchangeable Shares and that such issuances will not be subjected to any restrictions on resale under applicable Canadian securities laws;

(e)	the issue of the CryptoLogic Ireland Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit such shares to be issued as fully paid and non-assessable and will be exempt from the registration requirements of the 1933 Act, as amended, and the registration and prospectus requirements of applicable securities laws in each of the provinces of Canada in which registered holders of CryptoLogic Shares are resident; the issue of the Exchangeable Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit such shares to be issued as fully paid and non-assessable and will be exempt from the registration and prospectus requirements in each of the provinces of Canada in which registered holders of CryptoLogic Shares are resident, and the CryptoLogic Ireland Shares and the Exchangeable Shares issued pursuant to the Arrangement will not be subject to restrictions on resale under the securities laws of each of the provinces of Canada in which registered holders of CryptoLogic Shares are resident and under the securities laws of the United States except as may be imposed under the 1933 Act, with respect to certain affiliates of CryptoLogic Ireland and CryptoLogic or except by reason of the existence of any controlling interest in CryptoLogic Ireland pursuant to the securities laws of any applicable jurisdiction or by reason of escrow requirements imposed by a stock exchange or pursuant to applicable securities law, or as otherwise disclosed in the CryptoLogic Circular;
(f)	CEC, Callco and CryptoLogic Ireland shall have executed and delivered the Support Agreement;

(g)	CryptoLogic Ireland, CEC and the Trustee shall have executed and delivered the Voting and Exchange Trust Agreement;

(h)	CryptoLogic Ireland shall have issued the Special Voting Share to the Trustee;

(i)	the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(j)	all approvals and consents, regulatory or otherwise, which are required in connection with the consummation of the transactions contemplated in this Agreement and in the Plan of Arrangement shall have been obtained (including, without limitation, the approval of the Arrangement by TSX and the listing or unconditional reservation for listing on the TSX of the CryptoLogic Ireland Shares to be issued on exchange pursuant to the Plan of Arrangement, on the exercise of the Assumed Options and on the exchange of the Exchangeable Shares, the approval of the Arrangement by the TSX and the listing or unconditional reservation for listing on the TSX of all CryptoLogic Ireland Shares on issue and the CryptoLogic Ireland Shares to be issued pursuant to the Plan of Arrangement, on the exercise of the Assumed Options and on the exchange of the Exchangeable Shares, the listing or unconditional reservation for listing on the TSX of the Exchangeable Shares to be issued pursuant to the Plan of Arrangement, and TSX approval as required for the de-listing of CryptoLogic from TSX and any required Regulatory Approval);

(k)	the time period for the exercise of any Dissent Rights conferred upon CryptoLogic Shareholders in respect of the Arrangement shall have expired and CryptoLogic Shareholders shall not have exercised (or otherwise be deemed to have exercised) such Dissent Rights with respect to greater than 5% of the number of outstanding CryptoLogic Shares;

(l)	no preliminary or permanent injunction, restraining order, cease trading order or order or decree of any domestic or foreign court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Arrangement or the transactions contemplated herein or in the Plan of Arrangement and no such action, proceeding or order shall, to the best of the knowledge of CryptoLogic or CryptoLogic Ireland, be pending or threatened and, without limiting the generality of the foregoing, no person shall have filed any notice of appeal of the Final Order, and no person shall have communicated to CryptoLogic or CryptoLogic Ireland (orally or in writing) any intention to appeal the Final Order which, in the reasonable opinion of CryptoLogic or CryptoLogic Ireland (on the advice of counsel), would make it inadvisable to proceed with the implementation of the Arrangement;
(m)	there shall not exist any prohibition at law against the completion of the Arrangement; and

(n)	this Agreement shall not have been terminated pursuant to clause 5.
5. Termination of Agreement
5.1	The parties may terminate this Agreement by mutual written consent of the parties at any time prior to the Effective Date.
6. General
6.1 Notices
All notices and other communications hereunder shall be in writing and shall be delivered by hand to the parties at the following addresses or sent by facsimile at the following numbers or at such other addresses or facsimile numbers as shall be specified by the parties by like notice:
(a)	if to CryptoLogic:
CryptoLogic Inc.
55 St. Clair Avenue West, 3rd
Floor, Toronto,
Ontario, M4V 2Y7
Attention: Stephen Taylor, Chief Financial Officer

Facsimile No: +416 545-1454
(b)	and if to CryptoLogic Ireland:
1 Le Marchant Street,
St. Peter Port, Guernsey,
Channel Islands GY1 4HP
Attention: Stephen Dickinson
Facsimile No: +01481 726029
(c)	and if to Callco and/or CEC:
Robert H. Stikeman
c/o Stikeman, Graham, Keeley & Spiegel LLP
220 Bay Street, Suite 700
Toronto, Ontario M5J 2W4
Facsimile No +416-365-1813

(d)	with respect to all notices, copy is to be sent to:
Robert H. Stikeman
c/o Stikeman, Graham, Keeley & Spiegel LLP
220 Bay Street, Suite 700
Toronto, Ontario M5J 2W4
Facsimile No +416-365-1813
The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by telecopy, the date of successful transmission thereof (unless transmission is received after business hours, in which case the date of receipt shall be deemed to be the next Business Day in the place of receipt).

6.2	Successors and assigns

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other party.

6.3	Third Party Beneficiaries

The parties intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any person other than the parties and no person other than the parties shall be entitled to rely on the provisions of this Agreement (including all express or implied terms) in any action, suit, proceeding, hearing or other forum.

6.4	Release

Subject to the OBCA, no officer or director of a party, shall be liable for anything done or purported to be done in connection with the transaction contemplated by this Agreement in good faith, but nothing in this clause shall exclude any liability which may arise from a grossly negligent act or omission on the part of such a person. Each party receives and holds the benefit of this release, to the extent that it relates to its officers or directors, as agents for them.

6.5	Time of essence

Time shall be of the essence of this Agreement and of each of its provisions.

6.6	Public announcements

All press releases or other public written communications of any sort by either of the parties hereto relating to this Agreement or the Arrangement and the method of release for publication thereof will be provided for review and comment by the other party hereto. Each party will deal expeditiously with a request for comments on such written communication provided that the party issuing such written communication shall not be delayed if to do so would be contrary to any legal or regulatory requirement.

6.7	Governing law
This Agreement shall be governed by and construed in accordance with the laws of Ontario and the laws of Canada applicable therein. The parties irrevocably submit to the jurisdiction of the arbitrators and courts of Ontario and the venue for any arbitrations or actions arising out of this Agreement will be Toronto.

6.8	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

6.9	Further Assurances

Each party shall make, do, execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to implement this Agreement, the transactions contemplated herein and in the Plan of Arrangement.

6.10	Amendment or waiver

Subject to any requirements imposed by law or by the Court, this Agreement may be supplemented or amended, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written document executed by both parties; provided, however, that the terms of this Agreement may not be supplemented or amended, or any of the provisions waived, in a manner materially prejudicial to the holders of CryptoLogic Shares without their approval at the CryptoLogic Meeting or, following the CryptoLogic Meeting, without their approval given in the same manner as required by law for the approval of the Arrangement or, in either case, as may be required by the Court. No waiver of any nature, in any one or more instances, shall be deemed or construed as a further or continued waiver of any condition or breach of any other term, representation or warranty in this Agreement. Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

6.11	Counterparts

This Agreement may be executed in counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CryptoLogic Limited

By:

Name: Tom Byrne
Title: Director

CryptoLogic Callco ULC

By:

Name: Robert H. Stikeman
Title: Director

CryptoLogic Exchange Corporation

By:

Name: Robert H. Stikeman
Title: Director

CryptoLogic Inc.

By:
Name:
Title:

Schedule 1 Plan of Arrangement under section 182 of the Ontario Business Corporations Act
1.	Interpretation

1.1	Definitions

In this Plan of Arrangement:
Affiliate means an affiliated body corporate; one body corporate is affiliated with another body corporate if one of them is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is controlled by the same person, and if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other;
Arrangement means an arrangement under Section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement and any amendment or variation thereto made in accordance with the terms of this Agreement or Article 7 of the Plan of Arrangement or made at the direction of the Court;
Arrangement Agreement means the arrangement agreement dated April 20, 2007 between CryptoLogic, CEC, Callco and CryptoLogic Ireland to which this Plan of Arrangement is attached as Schedule 1 as the same may be amended from time to time in accordance with section 6.10 thereof or made at the direction of the Court;
Arrangement Resolution means the special resolution of the holders of CryptoLogic Shares, approving the Plan of Arrangement as required by the Interim Order and to be substantially in the form set out in Schedule 2;
Articles of Arrangement means the articles of arrangement of CryptoLogic in respect of, and to give effect to, the Arrangement that are approved by CryptoLogic Shareholders to be sent to the Director after the Final Order is made;
Assumed Options means the CryptoLogic Options assumed by CryptoLogic Ireland pursuant to the Plan of Arrangement, having the same terms and conditions of CryptoLogic Options;
Business Day means any day on which commercial banks are generally open for business in Dublin, Ireland and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Dublin, Ireland under the laws of Ireland or any jurisdiction therein or in Toronto, Ontario under the laws of Canada or any jurisdiction therein;
Canadian Shareholder means a shareholder who is resident in Canada for the purposes of the ITA;
Certificate means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed.
Callco means CryptoLogic Callco ULC, a wholly-owned subsidiary of CryptoLogic Ireland incorporated as an unlimited liability company existing under the laws of the Province of Nova Scotia;
CEC means CryptoLogic Exchange Corporation, a corporation existing under the laws of the Province of Ontario and an indirect wholly owned subsidiary of CryptoLogic Ireland;
CEC Liquidation Amount has the meaning ascribed thereto in the Exchangeable Share Provisions;
CEC Liquidation Call Right has the meaning ascribed thereto in section 6.1(a);

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CEC Liquidation Call Purchase Price has the meaning ascribed thereto in section 6.1(a);
CEC Liquidation Date has the meaning ascribed thereto in the Exchangeable Share Provisions;
Court means the Superior Court of Justice (Ontario);
Crown means a Governmental Entity;
CryptoLogic means CryptoLogic Inc., a corporation incorporated under the laws of the Province of Ontario;
CryptoLogic Audited Financial Statements means the consolidated balance sheets of CryptoLogic as at 31 December 2005 and 31 December 2006 and the accompanying consolidated statements of operations and deficit and cash flows for the years then ended including the notes thereto, and the auditors’ report to the CryptoLogic Shareholders thereon incorporated by reference herein and available to be accessed at www.sedar.com;
CryptoLogic Circular means the notice of special meeting and the management information circular of CryptoLogic, including all schedules thereto, to be mailed to CryptoLogic Shareholders and others in connection with the CryptoLogic Meeting;
CryptoLogic Meeting means the special meeting of CryptoLogic Shareholders and any adjournment thereof to be held to consider and, if deemed advisable, approve the Arrangement by way of special resolution of the Shareholders, voting together as a single class;
CryptoLogic Meeting Date means the date of the CryptoLogic Meeting;
CryptoLogic Options means the outstanding options of CryptoLogic as set out in Schedule 5 to the Arrangement Agreement;
CryptoLogic Optionholders means the holders of the CryptoLogic Options;
CryptoLogic Shareholders means the CryptoLogic Shareholders and CryptoLogic Optionholders;
CryptoLogic Shares means the issued and outstanding common shares in the capital of CryptoLogic;
CryptoLogic Ireland means CryptoLogic Limited;
CryptoLogic Ireland Control Transaction has the meaning ascribed thereto in the Exchangeable Share Provisions;
CryptoLogic Ireland Elected Share means any CryptoLogic Share in respect of which the holder’s address shown in the register of CryptoLogic Shares is in Canada as of the close of business (Toronto time) on the day preceding the Effective Date and the holder of which shall have elected, in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline, to transfer to Callco under the Arrangement in exchange for a CryptoLogic Ireland Share or that is deemed to be a CryptoLogic Ireland Share pursuant to section 3.2(b);
CryptoLogic Ireland Parties means CryptoLogic Ireland, CEC and Callco, collectively;
CryptoLogic Ireland Resolution means the resolution of the holders of CryptoLogic Ireland Shares to approve any matter in connection with the Arrangement as contemplated herein or in the Plan of Arrangement, including the matters contemplated by clauses 4.2(j), (k) and (l) but provided that such

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approval by CryptoLogic Ireland Shareholders of the matter contemplated by clause 4.2 (k) is not required for the consummation of the Plan Arrangement;
CryptoLogic Ireland Shareholders means at any time the registered holders at that time of CryptoLogic Ireland Shares;
CryptoLogic Ireland Shares means the ordinary shares in the capital of CryptoLogic Ireland;
CryptoLogic Limited means a company incorporated with limited liability under the laws of Guernsey but resident in Ireland for the purposes of the Arrangement;
Depositary means Equity Transfer & Trust Company in its capacity as Depositary for the CryptoLogic Shares under the Arrangement;
Director means the Director appointed under Section 278 of the OBCA;
Dissent Rights has the meaning ascribed thereto in clause 4 of the Plan of Arrangement;
Dissenting Shareholder means a CryptoLogic Shareholder who exercises a right of dissent in respect of the Arrangement in strict compliance with the Dissent Rights;
Effective Date means the date or effective date (as applicable) that the Director accepts for filing the Final Order and Articles of Arrangement;
Effective Time means 12:01am (Toronto time) on the Effective Date;
Election Deadline means 5:00pm (Toronto time) at the place of deposit on May 22, 2007;
Exchangeable Shares means the non-voting exchangeable shares in the capital of CEC, having substantially the rights privileges, restrictions and conditions set out in Exhibit “A” to the Plan of Arrangement attached hereto as Schedule 1;
Exchangeable Share Provisions means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges and restrictions and conditions shall be substantially as set forth in Exhibit “A” hereto;
Exchangeable Share Voting Event has the meaning ascribed thereto in the Exchangeable Share Provisions;
Exempt Exchangeable Share Voting Event has the meaning ascribed thereto in the Exchangeable Share Provisions;
Final Order means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed, following the application therefore contemplated by clause 2;
GCA means the Companies (Guernsey) Law, 1994 to 1996, as amended, as no in effect and as it may be amended from time to time prior to the Effective Date;
Interim Order means the interim order of the Court made in connection with the process for obtaining approval of the Arrangement and related matters following the application therefore contemplated by clause 2, as the same may be affirmed, amended, supplemented or varied by the Court or by the highest court by which an appeal therefrom is heard at any time prior to the Effective Time;
Issued Callco Preferred Shares means the ten million (10,000,000) Class A Preferred Shares – Series 1 in

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the capital of Callco;
ITA means the Income Tax Act (Canada), as the same may be amended from time to time.
Letter of Transmittal and Election Form means the letter of transmittal and election form for use by the CryptoLogic Shareholders in the form accompanying the CryptoLogic Circular;
Listing Rules means the listing rules of TSX from time to time;
Meeting means the CryptoLogic Meeting;
NASDAQ means the The NASDAQ Global Select Market;
NSCA means the Nova Scotia Companies Act as now in effect and as it may be amended from time to time prior to the Effective Date;
OBCA means the Business Corporations Act (Ontario) as now in effect and as it may be amended from time to time prior to the Effective Date;
Persons includes an individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;
Plan of Arrangement means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations thereto made in accordance with section 6.10 of the Arrangement Agreement or Article 7 of the Plan of Arrangement or made at the discretion of the Court;
Redemption Call Purchase Right has the meaning ascribed thereto in section 6.2(a);
Redemption Call Right has the meaning ascribed thereto in section 6.2(a);
Redemption Date has the meaning ascribed thereto in the Exchangeable Share Provisions;
Special Voting Share means the share in the capital stock of CryptoLogic Ireland having substantially similar rights, privileges, restrictions and conditions described in the Voting and Exchange Trust Agreement;
Tax Exempt means a person specified in section 149 of the ITA.
Transfer Agent has the meaning ascribed thereto in section 6.1(b);
TSX means the Toronto Stock Exchange;
Voting and Exchange Trust Agreement means an agreement to be entered into among CryptoLogic Ireland, CEC and the Trustee substantially in the form and content of Schedule 4 to this Agreement, with such changes thereto as the parties hereto, acting reasonably, may agree.

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1.2	Headings and references

The division of this Plan of Arrangement into Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to clauses are to clauses of this Plan of Arrangement.

1.3	Numbers, etc.

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include firms and corporations and vice versa.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

2.	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of the Arrangement Agreement.

3.	The Arrangement

3.1	Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) CryptoLogic, (ii) CryptoLogic Ireland, (iii) Callco, (iv) CEC, (v) all holders of CryptoLogic Shares, (vi) all holders of Exchangeable Shares, and (vii) all holders of rights to purchase or of securities exchangeable for or convertible into CryptoLogic Shares, including all holders of CryptoLogic Options.

3.2	Exchange of Securities

Commencing at the Effective Time, the following transactions shall occur and be deemed to occur in the following order and without any further act or formality:
(a)	Each CryptoLogic Common Share outstanding held by a Canadian Shareholder that is not identified as Tax Exempt at the Effective Time (other than (i) CryptoLogic Common Shares held by a holder who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of its CryptoLogic Common Shares, (ii) CryptoLogic Common Shares held by CryptoLogic Ireland or any subsidiary or affiliate thereof which shall not be exchanged under the Arrangement and shall remain outstanding, and (iii) CryptoLogic Common Shares held by a Canadian Shareholder that duly elects to receive CryptoLogic Ireland Shares) will be transferred by the holder thereof to CEC, in exchange for that number of fully paid and non-assessable non-voting Exchangeable Shares on the basis of one (1) Exchangeable Share for each one (1) CryptoLogic Common Share. Such holders shall be removed from the register of holders of CryptoLogic Common Shares and added to the register of holders of Exchangeable Shares, and CEC will be recorded as the registered holder of the CryptoLogic Common Shares so exchanged and will be the legal and beneficial holder thereof.

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(b)	Each holder of a CryptoLogic Ireland Elected Share (other than (i) a holder of CryptoLogic Common Shares who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of its CryptoLogic Common Shares, (ii) CryptoLogic Ireland or any subsidiary or affiliate thereof who shall not exchange CryptoLogic Common Shares under the Arrangement and which shall remain outstanding) will be obligated to transfer to Callco, and Callco will be obligated to acquire from each such holder, the CryptoLogic Ireland Elected Shares held by each such holder in exchange for the transfer by Callco, and the acquisition by each such holder, of the same number of issued, fully paid and non-assessable CryptoLogic Ireland Shares that Callco will acquire pursuant to paragraph (d) below.

(c)	Each holder of a CryptoLogic Common Share outstanding at the Effective Time that is not a Canadian Shareholder or is identified as a Tax Exempt Shareholder (other than (i) a holder of CryptoLogic Common Shares who has exercised Dissent Rights and is ultimately entitled to be paid the fair value of its CryptoLogic Common Shares, (ii) CryptoLogic Ireland or any subsidiary or affiliate thereof who shall not exchange CryptoLogic Common Shares under the Arrangement and which shall remain outstanding) will be obligated to transfer to Callco, and Callco will be obligated to acquire from each such holder, the CryptoLogic Common Shares held by each such holder in exchange for the transfer by Callco, and the acquisition by each such holder, of the same number of issued, fully paid and non-assessable CryptoLogic Ireland Shares that Callco will acquire pursuant to paragraph (d) below.

(d)	Callco will issue to CryptoLogic Ireland ten million (10,000,000) Callco Class A Preferred Shares – Series 1 (the “Issued Callco Preferred Shares”), as fully paid and non-assessable shares, such shares having an aggregate redemption price equal to the aggregate amount of the obligation incurred by Callco to acquire the CryptoLogic Ireland Elected Shares and CryptoLogic Common Shares (collectively, the “Subject CryptoLogic Shares”) in paragraphs (b) and (c) above, respectively, such amount being the aggregate fair market value of the Subject CryptoLogic Shares at the Effective Time, in exchange for CryptoLogic Ireland issuing to Callco such number of CryptoLogic Ireland Shares that is equal in number to the number of the Subject CryptoLogic Shares, as fully paid and non-assessable shares. Callco will be the registered and beneficial holder of such CryptoLogic Ireland Shares so issued and CryptoLogic Ireland will be the registered and beneficial holder of the Issued Callco Preferred Shares.

(e)	Callco will transfer such number of the CryptoLogic Ireland Shares acquired in paragraph (d) above to each holder of a CryptoLogic Ireland Elected Share described in paragraph (b) above equal to the number of Crytologic Ireland Elected Shares owned by each such holder in exchange for the transfer to Callco by each such holder of the Crytologic Ireland Elected Shares owned by it. Each such holder shall be removed from the register of holders of CryptoLogic Shares and added to the register of holders of CryptoLogic Ireland Shares. Callco will be removed from the register of holders of CryptoLogic Ireland Shares and added to the register of holders of CryptoLogic Shares;

(f)	Callco will transfer such number of the CryptoLogic Ireland Shares acquired by it in paragraph (d) above to each holder of a CrytoLogic Common Share described in paragraph (c) above equal to the number of CryptoLogic Common Shares owned by each such holder in exchange for the transfer to Callco by each such holder of the Crytologic Shares owned by it. Each such holder shall be removed from the register of holders of CryptoLogic Shares and added to the register of holders of CryptoLogic Ireland Shares. Callco will be removed from the register of holders of CryptoLogic Ireland Shares and added to the register of holders of CryptoLogic Shares;

(h)	Each CryptoLogic Option outstanding at the Effective Time shall be assumed by

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CryptoLogic Ireland (hereafter an “Assumed Option”) and CryptoLogic shall cease to have any liability in respect thereof. Each CryptoLogic Option shall be converted into one (1) Assumed Option with each Assumed Option exercisable to acquire one (1) CryptoLogic Ireland Share at the same exercise price and expiry date as the CryptoLogic Option being assumed. The Assumed Options issued on the assumption of the CryptoLogic Options will be subject to the terms and conditions of the CryptoLogic Ireland Employee Options Scheme, and shall have substantially similar terms and conditions to the existing CryptoLogic Options. Within thirty (30) Business Days after the Effective Time, CryptoLogic Ireland will deliver to each person who, immediately prior to the Effective Time was a holder of an outstanding CryptoLogic Option, a replacement option agreement evidencing the Assumed Option;

(i)	CryptoLogic Ireland shall issue to and deposit with the Trustee (meaning the trustee appointed pursuant to the Voting and Exchange Trust Agreement) a share in the capital stock of CryptoLogic Ireland described below (“Special Voting Share”), in consideration for the payment to CryptoLogic Ireland of $1.00, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement. The purpose of the Special Voting Share is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic Ireland matters at all shareholder meetings at which holders of CryptoLogic Ireland Shares are entitled to vote, on the basis, at the Effective Time, of the lesser of one vote for each Exchangeable Share outstanding or 23% of the number of CryptoLogic Ireland Shares issued at the Effective Time (excluding those Exchangeable Shares held by CryptoLogic Ireland or any of its direct or indirect subsidiaries), provided that in no event shall the number of votes attributable to the Special Voting Share exceed 18.7% of the total number of rights to vote at meetings at which holders of CryptoLogic Ireland Shares are entitled to vote. Pursuant to these terms, the Special Voting Share may represent fewer voting rights on a per share basis than the number of Exchangeable Shares issued at the Effective Time in exchange for CryptoLogic Shares. These terms of the Special Voting Share are intended to facilitate qualification of the exchange of CryptoLogic Shares for CryptoLogic Ireland Shares as a tax-deferred exchange under U.S. federal income tax laws for U.S. holders, who hold a majority of the outstanding CryptoLogic Shares. It should be noted, however, that other requirements for a tax-deferred exchange must also be satisfied and that qualification as a tax-deferred exchange is not free from doubt (see “U.S. Federal Income Tax Considerations”). Following the Effective Time, the rights to vote of the Exchangeable Shares shall be automatically adjusted downward from time to time in direct proportion to the number of Exchangeable Shares surrendered to CEC in exchange for CryptoLogic Ireland Shares. The amount of each such downward adjustment per Exchangeable Share surrendered will be equal to the fraction of a vote attributable to each Exchangeable Share as determined by the formula described above; and

(j)	Each CryptoLogic Common Share held by a Dissenting Shareholder will be deemed to be transferred to CryptoLogic and will be immediately cancelled, and such Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of his or her CryptoLogic Common Shares. See “Rights of Dissent”.
3.3	Tax Elections
(a)	Each Person who, at or prior to the Election Deadline, is a holder of record of CryptoLogic Shares will be entitled, with respect to all or a portion of such CryptoLogic Shares, to make an election prior to the Election Deadline to receive Exchangeable Shares or CryptoLogic Ireland Shares, or a combination thereof, in exchange for such holder’s CryptoLogic Shares, on the basis set forth herein and in the Letter of Transmittal and Election Form;

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provided that notwithstanding anything to the contrary herein, holders of CryptoLogic Shares who are not Canadian Shareholders will not be entitled to receive Exchangeable Shares, and any such election otherwise made by any such holder shall be and be deemed to be an election to receive a CryptoLogic Ireland Elected Share.

(b)	Holders of CryptoLogic Shares who are Canadian residents for the purposes of the ITA (excluding Tax Exempt Canadian residents) and who have elected or are deemed to have elected to receive Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(1) or 85(2) of the ITA (or the analogous provisions of provincial income tax law) with respect to the transfer of their CryptoLogic Shares to CEC by providing two signed copies of the necessary prescribed election forms to the Depositary within ninety (90) days following the Effective Date duly completed with the details of the number of CryptoLogic Shares transferred and the applicable agreed upon amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the ITA (or applicable provincial income tax law), the forms shall be signed by CEC and returned within thirty (30) days of the receipt thereof by the Depositary to such holders of CryptoLogic Shares by ordinary mail for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). CEC will not be responsible for any taxes, interest or penalties resulting from the failure by a holder of CryptoLogic Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, CEC may choose to sign and return an election form received more than ninety (90) days following the Effective Date, but CEC will have no obligation to do so.
4.	Grant of rights of dissent

Holders of CryptoLogic Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 185 of the OBCA and this clause 4 in connection with the Arrangement; provided that, notwithstanding subsection 185(5) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(5) of the OBCA must be received by CryptoLogic not later than 5.00 pm (Toronto time) on the Business Day preceding the CryptoLogic Meeting. Holders of CryptoLogic Shares who duly exercise such rights of dissent and who:
(a)	are ultimately determined to be entitled to be paid fair value for the CryptoLogic Shares will be deemed to have transferred such CryptoLogic Shares to CryptoLogic to the extent the fair value thereof is paid by CryptoLogic; or

(b)	are ultimately determined not entitled, for any reason, to be paid fair value for their CryptoLogic Shares will be deemed to have participated in the Arrangement, if they are Canadian Shareholders on the same basis as a non-dissenting and non-electing holder of CryptoLogic Shares which are not CryptoLogic Ireland Elected Shares and will receive Exchangeable Shares of CEC in accordance with clause 3.2 and otherwise, if they are not Canadian Shareholders or are Tax Exempt Canadian Shareholders,will receive CryptoLogic Ireland Shares from Callco in exchange for their CryptoLogic Shares in accordance with clause 3.2(c) above;

(c)	but in no case will CryptoLogic Ireland, CEC, Callco, CryptoLogic or any other person be required to recognize such holders as holders of CryptoLogic Shares after the Effective Time, and the names of such holders of CryptoLogic Shares will be deleted from the register of holders of CryptoLogic Shares at the Effective Time. Each of CryptoLogic and the CryptoLogic Ireland Parties shall cause any payments to be made to the Dissenting Shareholders to be made by CryptoLogic using CryptoLogic’s assets and the CryptoLogic Ireland Parties will not directly or indirectly provide any funds for the purposes of making payments to Dissenting Shareholders.

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5.	CERTIFICATES

5.1	Issuance of Certificates Representing Exchangeable Shares

At or promptly after the Effective Time, CEC shall deposit with the Depositary, for the benefit of the holders of CryptoLogic Shares who will receive Exchangeable Shares in connection with the Arrangement, certificates representing the Exchangeable Shares issued pursuant to section 3.2 upon the transfer and exchange of CryptoLogic Shares. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more CryptoLogic Shares that were exchanged for one or more Exchangeable Shares under the Arrangement together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the constating documents of CryptoLogic and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number of Exchangeable Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 5.3) and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of CryptoLogic Shares that is not registered in the transfer records of CryptoLogic, a certificate representing the proper number of Exchangeable Shares may be issued to the transferee if the certificate representing such CryptoLogic Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 5.1, each certificate which immediately prior to the Effective Time represented CryptoLogic Shares that were exchanged for Exchangeable Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Exchangeable Shares as contemplated by this section 5.1, and (ii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Exchangeable Shares as contemplated by section 5.3.

5.2	Issuance of Certificates Representing CryptoLogic Ireland Common Shares

At or promptly after the Effective Time, Callco shall deposit with the Depositary, for the benefit of the holders of CryptoLogic Shares who will receive CryptoLogic Ireland Shares in connection with the Arrangement, certificates representing the CryptoLogic Ireland Shares issued pursuant to section 3.2 upon the transfer and exchange of CryptoLogic Shares. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding CryptoLogic Shares that were exchanged for CryptoLogic Ireland Shares, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the OBCA and the constating documents of CryptoLogic and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number of CryptoLogic Ireland Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 5.3) and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of CryptoLogic Shares which is not registered in the transfer records of CryptoLogic, a certificate representing the proper number of CryptoLogic Ireland Shares may be issued to the transferee if the certificate representing such CryptoLogic Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 5.2, each certificate which immediately prior to the Effective Time represented one or more outstanding CryptoLogic Shares that were transferred and exchanged for CryptoLogic Ireland Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing CryptoLogic Ireland Shares as contemplated by this section 5.2, and (ii) any dividends or distributions with a record date after the Effective Time theretofor

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paid or payable with respect to CryptoLogic Ireland Shares as contemplated by section 5.3.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Exchangeable Shares or CryptoLogic Ireland Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding CryptoLogic Shares that were transferred and exchanged pursuant to section 3.2, unless and until the holder of record of such certificate shall surrender such certificate in accordance with section 5.1 or 5.2. Subject to applicable law, at the time of such surrender of any such certificate, there shall be paid to the record holder of the certificates representing CryptoLogic Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofor paid with respect to Exchangeable Shares or CryptoLogic Ireland Shares, as the case may be, to which such holder is entitled, and (ii) on the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, payable with respect to Exchangeable Shares or CryptoLogic Ireland Shares, as the case may be.

5.4	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding CryptoLogic Shares that were transferred and exchanged pursuant to section 3.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Exchangeable Shares or CryptoLogic Ireland Shares (and any dividends or distributions with respect thereto) in accordance with the foregoing provisions of this Article 5. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Exchangeable Shares or CryptoLogic Ireland Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to CEC, CryptoLogic Ireland and their respective transfer agents in such sum as CEC or CryptoLogic Ireland may direct or otherwise indemnify CEC and CryptoLogic Ireland in a manner satisfactory to CEC and CryptoLogic Ireland against any claim that may be made against CEC or CryptoLogic Ireland with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5	Withholding Rights

The CryptoLogic Ireland Parties and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of CryptoLogic Shares, CryptoLogic Ireland Shares or Exchangeable Shares such amounts as the CryptoLogic Ireland Parties or the Depositary are required or permitted to deduct and withhold with respect to such payment under the ITA, Irish law or any provision of provincial, state, local or foreign tax law, in each case, as amended or would be permitted to withhold if an equal amount were remitted to the appropriate taxing authority. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts (or equivalent amounts, if applicable) are actually remitted to the appropriate taxing authority. To the extent that the amount so required or remitted or which would be permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the CryptoLogic Ireland Parties and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the CryptoLogic Ireland Parties or the Depositary, as the case may be, to enable them to comply with such deduction or withholding requirement and the CryptoLogic Ireland Parties or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

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6.	CERTAIN RIGHTS OF CALLCO TO ACQUIRE EXCHANGEABLE SHARES

6.1	Callco CEC Liquidation Call Right
(a)	Callco shall have the overriding right (the “CEC Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of CEC or any other distribution of the assets of CEC among its shareholders for the purpose of winding up its affairs pursuant to Article 5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than CryptoLogic Ireland or any holder of Exchangeable Shares which is an affiliate of CryptoLogic Ireland) on the effective date of such liquidation, dissolution, winding-up or other distribution (the “CEC Liquidation Date”) all but not less than all of the Exchangeable Shares held by each such holder on payment by Callco of an amount per Exchangeable Share (the “CEC Liquidation Call Purchase Price”) equal to the Current Market Price of a CryptoLogic Ireland Share on the last Business Day prior to the CEC Liquidation Date which shall be satisfied in full by Callco causing to be delivered to such holder one CryptoLogic Ireland Share, plus, to the extent not paid by CEC, an additional amount equivalent to the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the CEC Liquidation Date (as used in this section, the “Dividend Amount”). In the event of the exercise of the CEC Liquidation Call Right by Callco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Callco on the CEC Liquidation Date on payment by Callco to the holder of the CEC Liquidation Call Purchase Price for each such share, and CEC shall have no obligation to pay any CEC Liquidation Amount to the holders of such Exchangeable Shares or otherwise redeem such shares so purchased by Callco.

(b)	To exercise the CEC Liquidation Call Right, Callco must notify CEC’s transfer agent (the “Transfer Agent”), as agent for the holders of Exchangeable Shares, and CEC of Callco’s intention to exercise such right at least forty-five (45) days before the CEC Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of CEC or any other voluntary distribution of the assets of CEC among its shareholders for the purpose of winding up its affairs and at least five Business Days before the CEC Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of CEC or any other involuntary distribution of the assets of CEC among its shareholders for purposes of winding up its affairs. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Callco has exercised the CEC Liquidation Call Right forthwith after the earlier of (i) receipt of notice by the Transfer Agent from Callco of its intention to exercise such right and (ii) the expiry of the period during which the same may be exercised by Callco. If Callco exercises the CEC Liquidation Call Right, then on the CEC Liquidation Date, Callco will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the CEC Liquidation Call Purchase Price.

(c)	For the purposes of completing the purchase of the Exchangeable Shares pursuant to the CEC Liquidation Call Right, Callco shall deposit with the Transfer Agent, on or before the CEC Liquidation Date, certificates representing the aggregate number of CryptoLogic Ireland Shares deliverable by Callco and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the aggregate Dividend Amount, if any, in payment of the total CEC Liquidation Call Purchase Price, less any amounts withheld pursuant to section 5.6 hereof. Provided that Callco has complied with the immediately preceding sentence, on and after the CEC Liquidation Date the rights of each holder of Exchangeable Shares will be limited to receiving, without interest, such holder’s proportionate part of the total CEC Liquidation Call Purchase Price payable by Callco upon presentation and surrender by the holder of certificates representing the Exchangeable

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Shares held by such holder and the holder shall on and after the CEC Liquidation Date be considered and deemed for all purposes to be the holder of the CryptoLogic Ireland Shares to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the laws applicable to CEC and the constating documents of CEC and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall deliver to such holders certificates representing the CryptoLogic Ireland Shares to which the holder is entitled and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco in payment of any Dividend Amount less any amounts withheld pursuant to section 5.6 hereof. If Callco does not exercise the CEC Liquidation Call Right in the manner described above, on the CEC Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the CEC Liquidation Amount otherwise payable by CEC in connection with the liquidation, dissolution or winding-up of CEC pursuant to Article 5 of the Exchangeable Share Provisions.
6.2	Callco Redemption Call Right
(a)	Callco shall have the overriding right (the “Redemption Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by CEC pursuant to Article 7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than CryptoLogic Ireland or any holder of Exchangeable Shares which is an affiliate of CryptoLogic Ireland) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Callco to each holder of an amount per Exchangeable Share (the “Redemption Call Purchase Price”) equal to the Current Market Price of a CryptoLogic Ireland Share on the last Business Day prior to the Redemption Date, which shall be satisfied in full by Callco causing to be delivered to such holder one CryptoLogic Ireland Share, plus to the extent not paid by CEC, an additional amount equivalent to the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Redemption Date (as used in this section. the “Dividend Amount”). In the event of the exercise of the Redemption Call Right by Callco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Callco on the Redemption Date on payment by Callco to the holder of the Redemption Call Purchase Price for each such Exchangeable Share, and CEC shall have no obligation to redeem such Exchangeable Shares so purchased by Callco.

(b)	To exercise the Redemption Call Right, Callco must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and CEC of Callco’s intention to exercise such right at least sixty (60) days before the Redemption Date, except in the case of a redemption occurring as a result of a CryptoLogic Ireland Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, in which case Callco shall so notify the Transfer Agent and CEC on or before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not Callco has exercised the Redemption Call Right forthwith after the earlier of (i) receipt of notice by the Transfer Agent from Callco of its intention to exercise such right and (ii) the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Redemption Call Right, on the Redemption Date, Callco will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price.

(c)	For the purposes of completing the purchase of the Exchangeable Shares pursuant to the

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Redemption Call Right, Callco shall deposit with the Transfer Agent, on or before the Redemption Date, certificates representing the aggregate number of CryptoLogic Ireland Shares deliverable by Callco upon exercise of such right and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the aggregate Dividend Amount, if any, in payment of the total Redemption Call Purchase Price, less any amounts withheld pursuant to section 5.6 hereof. Provided that Callco has complied with the immediately preceding sentence, on and after the Redemption Date the rights of each holder of Exchangeable Shares will be limited to receiving such holder’s proportionate part of the total Redemption Call Purchase Price payable by Callco upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the CryptoLogic Ireland Shares to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the laws applicable to CEC and the bylaws of CEC and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall deliver to such holder, certificates representing the CryptoLogic Ireland Shares to which the holder is entitled and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco in payment of any Dividend Amount, less any amounts withheld pursuant to section 5.6 hereof. If Callco does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the redemption price otherwise payable by CEC in connection with the redemption of the Exchangeable Shares pursuant to Article 7 of the Exchangeable Share Provisions.
7.	Amendment of the Plan of Arrangement
(a)	CryptoLogic reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by CryptoLogic Ireland, (iii) filed with the Court and, if made following the CryptoLogic Meeting, approved by the Court and (iv) communicated to the CryptoLogic Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by CryptoLogic at any time prior to the CryptoLogic Meeting (provided that CryptoLogic Ireland shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the CryptoLogic Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the CryptoLogic Meeting shall be effective only if (i) it is consented to by each of CryptoLogic and CryptoLogic Ireland and (ii) if required by the Court, it is consented to by the CryptoLogic Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by CryptoLogic Ireland, provided that it concerns a matter which, in the reasonable opinion of CryptoLogic Ireland, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of CryptoLogic Ireland Shares.

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8.	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur as set out herein, each of the parties to the Arrangement Agreement shall make, do and execute or cause to be made done and executed all such further acts, deeds, agreements and documents as reasonably required in order to further document or evidence the transactions or events set out herein.

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EXHIBIT “A”
(TO SCHEDULE 1)
PROVISIONS ATTACHING TO THE
EXCHANGEABLE SHARES OF
CRYPTOLOGIC EXCHANGE CORPORATION
     The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:
ARTICLE 1
INTERPRETATION
1.1 For the purposes of these share provisions:
“affiliate” means an affiliated body corporate; one body corporate is affiliated with another body corporate if one of them is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is controlled by the same person, and if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other
“Arrangement Agreement” means the amended and restated arrangement agreement dated April 20, 2007 among CryptoLogic Ireland, CryptoLogic, the Corporation and Callco as parties, as further amended, supplemented and/or restated in accordance herewith prior to the Effective Date, providing for, among other things, the Arrangement.
“Assumed Options” has the meaning ascribed thereto in the Plan of Arrangement. “Dollars” means the dollar currency of Canada. “Board of Directors” means the board of directors of the Corporation.
“Business Day” means any day on which commercial banks are generally open for business in Dublin, Ireland and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Dublin under the laws of Ireland or any jurisdiction therein or in Toronto, Ontario under the laws of Canada or any jurisdiction therein.
Callco means CryptoLogic Callco ULC, a wholly-owned subsidiary of CryptoLogic Ireland incorporated as an unlimited liability company existing under the Nova Scotia Companies Act;
“Callco Call Notice” has the meaning ascribed thereto in section 6.3 of these share provisions.
“Canadian Dollar Equivalent” means, in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date, the product obtained by multiplying (a) the Foreign Currency Amount by (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign

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currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.
“CEC” means the Corporation;
“CEC Liquidation Amount” has the meaning ascribed thereto in section 5.1 of these share provisions.
“CEC Liquidation Call Right” has the meaning ascribed thereto in the Plan of Arrangement.
“CEC Liquidation Date” has the meaning ascribed thereto in section 5.1 of these share provisions.
“Common Shares” means the common shares in the capital of the Corporation.
“Corporation” means CryptoLogic Exchange Corporation, a corporation existing under the laws of the Province of Ontario and an indirect wholly-owned subsidiary of CryptoLogic Ireland.
“CryptoLogic” means CryptoLogic Inc., a corporation incorporated under the laws of Ontario pursuant to the OBCA.
“CryptoLogic Ireland” means CryptoLogic Limited, a corporation incorporated under the laws of Guernsey, and any successor corporation thereto.
“CryptoLogic Ireland Shares” means the ordinary shares in the capital of CryptoLogic Ireland, and any other securities into which such shares may be changed.
“CryptoLogic Ireland Control Transaction” means any merger, amalgamation, tender offer, take-over bid, scheme of arrangement, material sale of shares or rights or interests therein or thereto or similar transactions involving CryptoLogic Ireland, or any proposal to do so that upon completion, does or would materially affect control of CryptoLogic Ireland.
“CryptoLogic Ireland Dividend Declaration Date” means the date on which the Board of Directors of CryptoLogic Ireland declares any dividend on the CryptoLogic Ireland Shares.
“Current Market Price” means, in respect of a CryptoLogic Ireland Share on any date, the Canadian Dollar Equivalent of the average closing prices of the CryptoLogic Ireland Shares during a period of 20 consecutive trading days ending not more than three trading days before such date on the TSX or, if the CryptoLogic Ireland Shares are not then listed on TSX, on NASDAQ or, if the CryptoLogic Ireland Shares are not then listed on either the TSX or NASDAQ, on such stock exchange or automated quotation system on which the CryptoLogic Ireland Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of CryptoLogic Ireland Shares during such period does not create a market which reflects the fair market value of the CryptoLogic Ireland Shares then the Current Market Price of CryptoLogic Ireland Shares shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.
“Dividend Amount” has the meaning ascribed thereto in section 6.3 of these share provisions.

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“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement.
“Exchangeable Shares” means non-voting exchangeable shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth herein.
“Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation, other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (and as that term is defined in) the Voting and Exchange Trust Agreement.
“Exempt Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Exchangeable Shares and the CryptoLogic Ireland Shares.
“holder” means, when used in reference to the Exchangeable Shares, the holders of Exchangeable Shares from time to time in the register maintained by and on behalf of CEC in respect of the Exchangeable Shares.
“NASDAQ” means The NASDAQ Global Select Market.
“OBCA” means the Business Corporations Act (Ontario), R.S.O. 1990.
“Person” means any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.
“Plan of Arrangement” means the plan of arrangement relating to the arrangement between CryptoLogic Ireland, CryptoLogic, the Corporation and Callco under section 182 of the OBCA, to which plan these share provisions are attached as Exhibit “A” and which plan (other than Exhibit “A” thereto) is attached to these share provisions as Schedule 1 and any amendments or variations thereto made in accordance with section 8.11 of the Arrangement Agreement or section 7 of the Plan of Arrangement or made at the direction of the Court.
“Purchase Price” has the meaning ascribed thereto in section 6.3 of these share provisions.
“Redemption Call Purchase Price” has the meaning ascribed thereto in the Plan of Arrangement.
“Redemption Call Right” has the meaning ascribed thereto in the Plan of Arrangement.
“Redemption Date” means the date, if any, established by the Board of Directors for the redemption by the Corporation of all but not less than all of the outstanding Exchangeable Shares

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pursuant to Article 7 of these share provisions, which date shall be no earlier than the seventh anniversary of the Effective Date, unless:
(a)	there are fewer than 10% of the number of Exchangeable Shares issued on the Effective Date outstanding (other than Exchangeable Shares held by CryptoLogic Ireland and its affiliates and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date to such date prior to the seventh anniversary of the Effective Date as they may determine, upon at least 60 days’ prior written notice to the registered holders of the Exchangeable Shares;

(b)	a CryptoLogic Ireland Control Transaction occurs, in which case, provided that the Board of Director determines in good faith in its sole discretion that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such CryptoLogic Ireland Control Transaction that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such CryptoLogic Ireland Control Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date prior to the seventh anniversary of the Effective Date as they may determine, upon such number of days prior written notice to the registered holders of the Exchangeable Shares as the Board of Directors may determine to be reasonably practicable in such circumstances;

(c)	an Exchangeable Share Voting Event is proposed, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date), in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event, the redemption date shall be the Business Day prior to the record date for any meeting of the holders of the Exchangeable Shares to consider the Exchangeable Share Voting Event and the Board of Directors shall give such number of days’ prior written notice of such redemption to the registered holders of the Exchangeable Shares as the Board of Directors may determine to be reasonably practicable in such circumstances; or

(d)	an Exempt Exchangeable Share Voting Event is proposed and the holders of the Exchangeable Shares fail to take the necessary action at a meeting of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the redemption date shall be the Business Day following the day of such meeting on which the holders of the Exchangeable Shares failed to take such action and the Board of Directors shall give such number of days’ prior written notice of such redemption to the registered holders of the Exchangeable Shares as the Board of Directors may determine to be reasonably practicable in such circumstances, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b), (c) or (d) above such holders of Exchangeable Shares shall not affect the validity of any such redemption.
“Redemption Price” has the meaning ascribed thereto in section 7.1 of these share provisions.

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“Retracted Shares” has the meaning ascribed thereto in section 6.1(a) of these share provisions.
“Retraction Call Right” has the meaning ascribed thereto in section 6.1(c) of these share provisions.
“Retraction Date” has the meaning ascribed thereto in section 6.1(b) of these share provisions. “Retraction Price” has the meaning ascribed thereto in section 6.1 of these share provisions. “Retraction Request” has the meaning ascribed thereto in section 6.1 of these share provisions.
“Support Agreement” means an agreement between CryptoLogic Ireland, Callco and the Corporation, substantially in the form and content of Schedule 3 annexed to the Arrangement Agreement, as the same may be amended pursuant to the terms of the Support Agreement.
“Transfer Agent” means Equity Transfer & Trust Company or such other person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares.
“Trustee” means Equity Transfer & Trust Company and, subject to the provisions of Article 9 of the Voting and Exchange Trust Agreement, includes any successor trustee.
“TSX” means the Toronto Stock Exchange.
“Voting and Exchange Trust Agreement” means an agreement between CryptoLogic Ireland, the Corporation and the Trustee, substantially in the form and content of Schedule 4 annexed to the Arrangement Agreement, as the same may be amended pursuant to the terms of the Voting and Exchange Trust Agreement.
ARTICLE 2
RANKING OF EXCHANGEABLE SHARES
2.1	The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up it affairs.
ARTICLE 3
DIVIDENDS
3.1	A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each CryptoLogic Ireland Dividend Declaration Date, declare a dividend on each Exchangeable Share:
(a)	in the case of a cash dividend declared on the CryptoLogic Ireland Shares, in an amount in cash for each Exchangeable Share, at the election of the Corporation in

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United States currency or the Canadian Dollar Equivalent thereof on the CryptoLogic Ireland Dividend Declaration Date, in each case, corresponding to the cash dividend declared on each CryptoLogic Ireland Share;
(b)	in the case of a stock dividend declared on the CryptoLogic Ireland Shares to be paid in CryptoLogic Ireland Shares in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of CryptoLogic Ireland Shares to be paid on each CryptoLogic Ireland Share; or

(c)	in the case of a dividend declared on the CryptoLogic Ireland Shares in property other than cash or CryptoLogic Ireland Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by section 3.5 hereof) the type and amount of property declared as a dividend on each CryptoLogic Ireland Share.
Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends other than or in excess of the dividends referred to in this section 3.1.

3.2	Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends contemplated by section 3.1(a) hereof and the sending of such a cheque to each registered holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends contemplated by section 3.1(b) hereof and the sending of such a certificate to each registered holder of an Exchangeable Share shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by section 3.1(c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each registered holder of an Exchangeable Share shall satisfy the dividend represented thereby. Subject to applicable law, no holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3	The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared and paid on the CryptoLogic Ireland Shares.

3.4	If on any payment date for any dividends declared on the Exchangeable Shares under section 3.1 hereof the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid, subject to applicable law, on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

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3.5	The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of section 3.1 hereof, and each such determination shall be conclusive and binding on the Corporation and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:
(a)	in the case of any stock dividend or other distribution payable in CryptoLogic Ireland Shares the number of such shares issued as a result of such stock dividend in proportion to the number of CryptoLogic Ireland Shares previously outstanding;

(b)	in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase CryptoLogic Ireland Shares (or securities exchangeable for or convertible into or carrying rights to acquire CryptoLogic Ireland Shares), the relationship between the Canadian Dollar Equivalent of the exercise price of each such right or option and the Current Market Price of a CryptoLogic Ireland Share;

(c)	in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of CryptoLogic Ireland of any class other than CryptoLogic Ireland Shares, any rights, options or warrants other than those referred to in section 3.5(b) above, any evidences of indebtedness of CryptoLogic Ireland or any assets of CryptoLogic Ireland), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding CryptoLogic Ireland Share and the Current Market Price of a CryptoLogic Ireland Share;

(d)	in the case of any subdivision, redivision or change of the then outstanding CryptoLogic Ireland Shares into a greater number of CryptoLogic Ireland Shares or the reduction, combination, consolidation or change of the then outstanding CryptoLogic Ireland Shares into a lesser number of CryptoLogic Ireland Shares or any amalgamation, merger, reorganization or other transaction affecting CryptoLogic Ireland Shares, the effect thereof upon the then outstanding CryptoLogic Ireland Shares; and

(e)	in all such cases, the general consequences of the laws of Canada and Guernsey.
ARTICLE 4
CERTAIN RESTRICTIONS
4.1	So long as any of the Exchangeable Shares are outstanding (other than Exchangeable Shares held by CryptoLogic Ireland and its affiliates), the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in section 10.2 of these share provisions:
(a)	pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)	redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares;

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(c)	redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation or distribution; or

(d)	issue any Exchangeable Shares or any other shares of the Corporation ranking equally with, or superior to, the Exchangeable Shares other than by way of stock dividends to the holders of such Exchangeable Shares and other than on exercise of Assumed Options.
The restrictions in sections 4.1(a), 4.1(b), 4.1(c) and 4.1(d) above shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid to date on the CryptoLogic Ireland Shares shall have been declared and paid on the Exchangeable Shares.
ARTICLE 5
DISTRIBUTION ON LIQUIDATION
5.1	In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law and to the exercise by Callco of the CEC Liquidation Call Right, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the “CEC Liquidation Date”) of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share equal to the Current Market Price of a CryptoLogic Ireland Share on the last Business Day prior to the CEC Liquidation Date, which shall be satisfied in full by the Corporation causing to be delivered to such holder one CryptoLogic Ireland Share, together with all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the CEC Liquidation Date(the “CEC Liquidation Amount”).

5.2	On or promptly after the CEC Liquidation Date, and subject to the exercise by Callco of the CEC Liquidation Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares the CEC Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the constating documents of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total CEC Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares, or by holding for pick-up on the instructions of the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation of certificates representing CryptoLogic Ireland Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrances) and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the declared and unpaid dividends on the

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Exchangeable Shares of such holder (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom). On and after the CEC Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total CEC Liquidation Amount, unless payment of the total CEC Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total CEC Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the CEC Liquidation Date to deposit or cause to be deposited certificates representing the CryptoLogic Ireland Shares issuable in respect of, and an amount representing declared and unpaid dividends on, the Exchangeable Shares represented by certificates that have not, at the CEC Liquidation Date, been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total CEC Liquidation Amount (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total CEC Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the CryptoLogic Ireland Shares delivered to them or the custodian on their behalf.

5.3	After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the CEC Liquidation Amount per Exchangeable Share pursuant to section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.
ARTICLE 6
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER
6.1	A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by Callco of the Retraction Call Right and otherwise upon compliance with the provisions of this Article 6, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Current Market Price of a CryptoLogic Ireland Share on the last Business Day prior to the Retraction Date, which shall be satisfied in full by the Corporation causing to be delivered to such holder one CryptoLogic Ireland Share for each Exchangeable Share presented and surrendered by the holder, together with, on the payment date therefor, the full amount of all declared and unpaid dividends on any such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Retraction Date (the “Retraction Price”). To effect such redemption, the holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the constating documents of the

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Corporation and such addition documents and instruments as the Transfer Agent may reasonably require, and together with a duly executed statement (the “Retraction Request”) in the form of Schedule “A” hereto or in such other form as may be acceptable to the Corporation:
(a)	specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Corporation;

(b)	stating the Business Day on which the holder desires to have the Corporation redeem the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall be not less than 15 Business Days nor more than 20 Business Days after the date on which the Retraction Request is received by the Corporation and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 20th Business Day after the date on which the Retraction Request is received by the Corporation; and

(c)	acknowledging the overriding right (the “Retraction Call Right”) of Callco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Callco in accordance with the Retraction Call Right on the terms and conditions set out in section 6.3 below, provided however, that notwithstanding the foregoing, in the event of an Offer as defined in section 2.8 of the Support Agreement, the Corporation will use its commercially reasonable efforts, expeditiously and in good faith, to put in place procedures or cause the Transfer Agent to put in place procedures to ensure that, if holders of Exchangeable Shares are required to retract such Exchangeable Shares to participate in the Offer, that any such retraction shall be conditional upon and shall only be effective if the CryptoLogic Ireland Shares tendered or deposited under such Offer are taken up.

6.2	Subject to the exercise by Callco of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in section 6.1 hereof of a certificate or certificates representing the Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall deliver or cause to be delivered to such holder certificates representing the CryptoLogic Ireland Shares to which such holder is entitled with respect to such shares, and on the designated payment date therefor, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in respect of any dividends on the Retracted Shares for which the record date was prior to the Retraction Date and the payment date was after the Retraction Date (in such case less any amounts withheld on account of tax required to be deducted and withheld therefrom). If only a part of the Exchangeable Shares represented by any certificate are redeemed (or purchased by Callco pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

6.3	Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify Callco thereof and shall provide Callco with a copy of the Retraction

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Request. In order to exercise the Retraction Call Right, Callco must notify the Corporation of its determination to do so (the “Callco Call Notice”) within five Business Days of notification to Callco by the Corporation of the receipt by the Corporation of the Retraction Request. If Callco does not so notify the Corporation within such five Business Day period, the Corporation will notify the holder as soon as possible thereafter that Callco will not exercise the Retraction Call Right. If Callco delivers the Callco Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Callco in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and Callco shall purchase from such holder and such holder shall sell to Callco on the Retraction Date the Retracted Shares for a purchase price per share equal to the Retraction Price per share, plus, on the designated payment date therefor, to the extent not paid by the Corporation on the designated payment date therefor, an additional amount equivalent to the full amount of all declared and unpaid dividends on those Retracted Shares held by such holder on any dividend record date which occurred prior to the Retraction Date (the “Dividend Amount”) (the “Purchase Price”). To the extent that Callco pays the Dividend Amount in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any declared and unpaid dividends on such Retracted Shares. Provided that Callco has complied with section 6.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that Callco does not deliver a Callco Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6

6.4	The Corporation or Callco, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, certificates representing the CryptoLogic Ireland Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request, and, if applicable and on or before the payment date therefor, a cheque payable at par at any branch of the bankers of the Corporation or Callco, as applicable, representing the aggregate Dividend Amount in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case, less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates and cheques on behalf of the Corporation or by Callco, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, to the extent that the same is represented by such share certificates and cheques (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

6.5	On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to

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exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in section 6.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Callco shall thereafter be considered and deemed for all purposes to be a holder of the CryptoLogic Ireland Shares delivered to it.

6.6	Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Callco shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to section 6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in section 6,7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to section 6.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to require CryptoLogic Ireland to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by CryptoLogic Ireland to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

6.7	A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation in accordance with section 14 hereof before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Callco shall be deemed to have been revoked.

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ARTICLE 7
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION
7.1	Subject to applicable law, and provided Callco has not exercised the Redemption Call Right, the Corporation shall on the Redemption Date redeem all but not less than all of the outstanding Exchangeable Shares for an amount per share equal to the Current Market Price of a CryptoLogic Ireland Share on the last Business Day prior to the Redemption Date, which shall be satisfied in full by the Corporation causing to be delivered to each holder of Exchangeable Shares one CryptoLogic Ireland Share for each Exchangeable Share held by such holder, together with the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Redemption Date (the “Redemption Price”).

7.2	In any case of a redemption of Exchangeable Shares under this Article 7, the Corporation shall, at least sixty (60) days before the Redemption Date (other than a Redemption Date established in connection with a CryptoLogic Ireland Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Callco under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a CryptoLogic Ireland Control Transaction, an Exchangeable Share Voting Event and an Exempt Exchangeable Share Voting Event, the written notice of redemption by the Corporation or the purchase by Callco under the Redemption Call Right will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors of the Corporation to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right.

7.3	On or after the Redemption Date and subject to the exercise by Callco of the Redemption Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share, upon presentation and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the constating documents of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares, together with payment of such dividends, shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation of certificates representing CryptoLogic Ireland Shares (which shares shall be duly issued as fully paid and nonassessable and shall be free and clear of any lien, claim or encumbrance) and, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of any such dividends, in each case, less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total

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Redemption Price and any such dividends, unless payment of the total 1-27 Redemption Price and any such dividends for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price and any such dividends have been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for, and the full amount of such dividends on (except as provided in this section 7.3), the Exchangeable Shares so called for redemption, or such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price and such dividends for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price and the full amount of such dividends, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the CryptoLogic Ireland Shares delivered to them or the custodian on their behalf.
ARTICLE 8
PURCHASE FOR CANCELLATION
8.1	Subject to applicable law and notwithstanding section 8.2, the Corporation may, at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of CryptoLogic Ireland Shares.

8.2	Subject to applicable law and the articles of the Corporation, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

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ARTICLE 9
VOTING RIGHTS
9.1	Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting. The holders of the Exchangeable Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange or all or substantially all of the property of the Corporation other than in the ordinary business of the Corporation.
ARTICLE 10
AMENDMENT AND APPROVAL
10.1	The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Common Shares given in accordance with the OBCA and the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2	Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 25% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 25% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.
ARTICLE 11
RECIPROCAL CHANGES, ETC.
IN RESPECT OF CRYPTOLOGIC IRELAND SHARES
11.1	Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that CryptoLogic Ireland will not without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions:

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(a)	issue or distribute CryptoLogic Ireland Shares (or securities exchangeable for or convertible into or carrying rights to acquire CryptoLogic Ireland Shares) to the holders of all or substantially all of the then outstanding CryptoLogic Ireland Shares by way of stock dividend or other distribution, other than an issue of CryptoLogic Ireland Shares (or securities exchangeable for or convertible into or carrying rights to acquire CryptoLogic Ireland Shares) to holders of CryptoLogic Ireland Shares who exercise an option to receive dividends in CryptoLogic Ireland Shares (or securities exchangeable for or convertible into or carrying rights to acquire CryptoLogic Ireland Shares) in lieu of receiving cash dividends;

(b)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding CryptoLogic Ireland Shares entitling them to subscribe for or to purchase CryptoLogic Ireland Shares (or securities exchangeable for or convertible into or carrying rights to acquire CryptoLogic Ireland Shares); or

(c)	issue or distribute to the holders of all or substantially all of the then outstanding CryptoLogic Ireland Shares:
(i)	shares or securities of CryptoLogic Ireland of any class other than CryptoLogic Ireland Shares (other than shares convertible into or exchangeable for or carrying rights to acquire CryptoLogic Ireland Shares);

(ii)	rights, options or warrants other than those referred to in section 11.1(b) above;

(iii)	evidences of indebtedness of CryptoLogic Ireland; or

(iv)	assets of CryptoLogic Ireland,
unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares.

11.2	Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that CryptoLogic Ireland will not without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions:
(a)	subdivide, redivide or change the then outstanding CryptoLogic Ireland Shares into a greater number of CryptoLogic Ireland Shares;

(b)	reduce, combine, consolidate or change the then outstanding CryptoLogic Ireland Shares into a lesser number of CryptoLogic Ireland Shares; or

(c)	reclassify or otherwise change the CryptoLogic Ireland Shares or effect an amalgamation, merger, reorganization or other transaction affecting the CryptoLogic Ireland Shares, unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares. The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions (other than certain amendments which are not prejudicial to the rights or interests of the holders of Exchangeable Shares).

11.3	If CryptoLogic Ireland at any time after the date hereof, consummates any transaction

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(whether by way of reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation or other entity resulting therefrom (such other person or continuing corporation (or, in the event of a merger, amalgamation or similar transaction pursuant to which holders of shares in the capital of CryptoLogic Ireland are entitled to receive shares or other ownership interest in the capital of any corporation or other legal entity other than such other person or continuing corporation, then such corporation or other legal entity in which holders of shares in the capital of CryptoLogic Ireland are entitled to receive an interest) is herein called the “CryptoLogic Ireland Successor”) then, provided that the CryptoLogic Ireland Successor is bound, or has agreed to be bound by the provisions of the Voting and Exchange Trust Agreement and Support Agreement and to assume the obligations of CryptoLogic Ireland thereunder to the satisfaction of the Board of Directors, all references in these Share Provisions to CryptoLogic Ireland Shares shall be deemed to be references to the shares of the CryptoLogic Ireland Successor, without amendment to these Share Provisions or any further action whatsoever. For greater certainty, if a transaction described in this section 11.3 results in holders of Exchangeable Shares being entitled to exchange their Exchangeable Shares for shares of a CryptoLogic Ireland Successor in a different ratio then that set out in these share provisions, then these share provisions shall be deemed to be amended to refer to such different ratio(s).
ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT
12.1	The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by CryptoLogic Ireland, Callco and the Corporation with all provisions of the Support Agreement applicable to CryptoLogic Ireland, Callco and the Corporation, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2	The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:
(a)	adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b)	making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with legal counsel, that such provisions and

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modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares;
(c)	making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.
ARTICLE 13
LEGEND; CALL RIGHTS
13.1	The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions of the Plan of Arrangement relating to the CEC Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange rights and automatic exchange thereunder).

13.2	Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the CEC Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Callco, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Callco as therein provided.

13.3	The Corporation, Callco, CryptoLogic Ireland and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Callco, CryptoLogic Ireland or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the laws of Ireland or any provision of provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that such amounts are so withhold, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of such Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation, Callco, CryptoLogic Ireland and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of consideration on behalf o the holder of the Exchangeable Shares as is necessary to provide sufficient funds to the Corporation, Callco, CryptoLogic Ireland or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Callco, CryptoLogic Ireland or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

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ARTICLE 14
NOTICES
14.1	Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

14.2	Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

14.3	Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

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SCHEDULE “A”
NOTICE OF RETRACTION
To: CryptoLogic Exchange Corporation (the “Corporation”)
     and CryptoLogic Callco ULC (“Callco”).
     This notice is given pursuant to Article 6 of the provisions (the “Share Provisions”) attaching to the Exchangeable Shares of the Corporation represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.
     The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem the following Exchangeable Shares (the “Retracted Shares”) in accordance with Article 6 of the Share Provisions:
     all share(s) represented by this certificate; or
                                             share(s) only.
     The undersigned hereby notifies the Corporation that the Retraction Date shall be

NOTE:

The Retraction Date must be a Business Day and must not be less than fifteen (15) Business Days or more than twenty (20) Business Days after the date upon which this notice is received by the Corporation. If no such Business Day is specified above, the Retraction Date shall be deemed to be the twentieth (20th) Business Day after the date on which this notice is received by the Corporation.
     The undersigned acknowledges the overriding Retraction Call Right of Callco to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Callco in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in section 6.3 of the Share Provisions. This notice of retraction, and this offer to sell the Retracted Shares to Callco, may be revoked and withdrawn by the undersigned only by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.
     The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares and provided Callco shall not have exercised the Retraction Call Right with respect to the Retracted Shares and the undersigned has not revoked this notice of retraction, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require CryptoLogic Ireland to purchase the unredeemed Retracted Shares.

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     The undersigned hereby represents and warrants to Callco and the Corporation that the undersigned (select one):
is
is not
a non-resident of Canada for purposes of the Income Tax Act (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a nonresident of Canada, withholding on account of Canadian tax may be made in respect of amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.
     The undersigned hereby represents and warrants to Callco and the Corporation that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Callco or the Corporation, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)
•	Please check box if the certificates for and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE:

This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.
Name of Person in Whose Name Securities or
Cheque(s) are to be Registered, Issued or
Delivered (please print):

Street Address or P.O. Box

City

Province and Postal Code

Signature of Shareholder:

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Signature Guaranteed By:
NOTE
If this notice of retraction is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Corporation represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

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Schedule 2
Arrangement Resolution
To consider and, if thought appropriate to approve the following Special Resolution:
1.	The arrangement (the “Arrangement”) under section 182 of the Ontario Business Corporations Act (the “OBCA”) among CryptoLogic Inc. (“CryptoLogic”), CryptoLogic Exchange Corporation (“CEC”) , CryptoLogic Callco ULC (“Callco”), CryptoLogic Limited (“CryptoLogic Ireland”), the holders of the common shares (“Common Shares”) of CryptoLogic, as more particularly described in the Management Information Circular (“the Circular”) of CryptoLogic for the CryptoLogic Meeting (as the Arrangement may be, or may have been amended, varied or supplemented), is hereby authorized, approved and adopted.

2.	The arrangement agreement (the “Arrangement Agreement”) dated April 20, 2007 entered into between CryptoLogic, CEC, Callco and CryptoLogic Ireland, and as may have been amended, varied or supplemented from time to time, the actions of the directors of CryptoLogic in approving the Arrangement Agreement and the Arrangement and executing and delivering the Arrangement Agreement and performing all acts required to be performed by them thereunder, are hereby confirmed, ratified, authorized and approved.

3.	The plan of arrangement (the “Plan of Arrangement”) entered into between CryptoLogic, CEC, Callco and CryptoLogic Ireland, a copy of which is appended as Schedule 1 to the Arrangement Agreement, as may have been amended, varied or supplemented is hereby authorized, approved and adopted.

4.	Notwithstanding the approval of the Arrangement, the Arrangement Agreement and the Plan of Arrangement pursuant to this special resolution in accordance with the terms and conditions of an interim order of the Superior Court of Justice of Ontario as described in the Circular and the final approval of the Superior Court of Justice of Ontario to the Arrangement, the board of directors of CryptoLogic is hereby authorized and directed, without further notice to or approval of the Shareholders of CryptoLogic entitled to vote on this resolution, to: (i) amend the Arrangement Agreement and Plan of Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement in a manner consistent with any order made by the Superior Court of Justice of Ontario; and (ii) subject to the terms of the Arrangement Agreement, determine not to proceed with the implementation of the Arrangement at any time prior to the filing of Articles of Arrangement with the Director under the OBCA.

5.	Any director or officer is hereby authorized to execute and file with the Director under the OBCA Articles of Arrangement in the prescribed form in accordance with the Arrangement Agreement and any other documents deemed necessary or desirable.

6.	Any director or officer of CryptoLogic is hereby authorized to execute and deliver all such deeds, documents and other writings and perform such acts as may be necessary in order to give effect to this resolution.

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Schedule 3
The Support Agreement
SUPPORT AGREEMENT
     THIS AGREEMENT is made as of the 20th day of April, 2007
BETWEEN:
CryptoLogic Limited, a corporation existing under the laws of Ireland,
(hereinafter referred to as “CryptoLogic Ireland”),
- and -
CryptoLogic Callco ULC, an unlimited liability corporation existing under the laws of the Province of Nova Scotia, Canada,
(hereinafter referred to as “Callco”),
- and -
CryptoLogic Exchange Corporation, a corporation existing under the laws of the Province of Ontario, Canada,
(hereinafter referred to as “CEC”).
     WHEREAS pursuant to an arrangement agreement (the “Arrangement Agreement”) dated as of April 20, 2007 among CryptoLogic Ireland, CEC, Callco and CryptoLogic Inc.(“CryptoLogic”), CEC is to issue exchangeable shares (the “Exchangeable Shares”) to certain holders of common shares of CryptoLogic pursuant to the plan of arrangement (the “Arrangement” or the “Plan of Arrangement”) contemplated by the Arrangement Agreement;
     AND WHEREAS pursuant to the Arrangement Agreement, CryptoLogic Ireland, Callco and CEC have agreed to execute a support agreement substantially in the form of this agreement;
     NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto covenant and agree as follows:

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ARTICLE 1 DEFINITIONS AND INTERPRETATION
1.1 Defined Terms
     Terms defined in the rights, privileges, restrictions and conditions (collectively, the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares attached as Exhibit “A” to the Plan of Arrangement and as set out in the Articles of Arrangement of CryptoLogic shall have the same meaning when such capitalized terms are used herein, unless the context requires otherwise.
1.2 Interpretation Not Affected by Headings
     The division of this agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this agreement. The terms “this agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.
1.3 Number, Gender
     Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.
1.4 Date for any Action
     If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day. For the purposes of this agreement, a “Business Day” means any day on which commercial banks are generally open for business in Dublin, Ireland and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Dublin, Ireland under the laws of Ireland or any jurisdiction therein or in Toronto, Ontario under the laws of Canada or any jurisdiction therein.
     ARTICLE 2 COVENANTS OF CRYPTOLOGIC IRELAND AND CEC
2.1 Covenants Regarding Exchangeable Shares
     So long as any Exchangeable Shares not owned by CryptoLogic Ireland or its Affiliates are outstanding, CryptoLogic Ireland will:
(a)	not declare or pay any dividend on the CryptoLogic Ireland Shares unless: (i) CEC shall simultaneously declare or pay, as the case may be, an equivalent dividend (as provided for in the Exchangeable Share Provisions) on the Exchangeable Shares; and (ii) CEC shall have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any such dividend on the Exchangeable Shares;
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(b)	advise CEC sufficiently in advance of the declaration by CryptoLogic Ireland of any dividend on CryptoLogic Ireland Shares and take all such other actions as are reasonably necessary, in cooperation with CEC, to ensure that the respective declaration date, record date and payment date for a dividend on the Exchangeable Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on the CryptoLogic Ireland Shares;

(c)	ensure that the record date for any dividend declared on CryptoLogic Ireland Shares is not less than ten (10) Business Days after the declaration date of such dividend;

(d)	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit CEC, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the CEC Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share (other than Exchangeable Shares owned by CryptoLogic Ireland or its affiliates) upon the liquidation, dissolution or winding-up of CEC, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by CEC, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit CEC to cause to be delivered CryptoLogic Ireland Shares to the holders of Exchangeable Shares in accordance with the provisions of Article 5, 6 or 7, as the case may be, of the Exchangeable Share Provisions;

(e)	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Callco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the CEC Liquidation Call Right, the Retraction Call Right or the Redemption Call Right including without limitation all such actions and all such things as are necessary or desirable to enable and permit Callco to cause to be delivered CryptoLogic Ireland Shares to the holders of Exchangeable Shares in accordance with the provisions of the CEC Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, as the case may be;

(f)	not (and will ensure that Callco and its Affiliates do not) exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding-up of CEC (or any other distribution of the assets of CEC among its shareholders for the purpose of winding-up its affairs) nor take any action or omit to take any action (and will not permit Callco or any of its Affiliates to take any action or omit to take any action) that is designed to result in the liquidation, dissolution, or winding-up of CEC or any other distribution of the assets of CEC among its shareholders for the purpose of winding-up its affairs; and

(g)	waive (and will ensure that Callco and its Affiliates will waive) any entitlement to receive any dividends declared and paid on any Exchangeable Shares held by CryptoLogic Ireland and its affiliates.
2.2 Segregation of Funds
     CryptoLogic Ireland will cause CEC to deposit a sufficient amount of funds in a separate account of CEC and segregate a sufficient amount of such other assets and property as is necessary to enable CEC to pay dividends when due and to pay or otherwise satisfy its respective obligations under Article 5, 6 or 7 of the Exchangeable Share Provisions, as applicable.
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2.3 Reservation of CryptoLogic Ireland Shares
     CryptoLogic Ireland hereby represents, warrants and covenants in favour of CEC and Callco that CryptoLogic Ireland will, at all times while any Exchangeable Shares (other than Exchangeable Shares held by CryptoLogic Ireland or its Affiliates) are outstanding, keep available, free from pre-emptive and other rights out of its authorized and unissued capital, such number of CryptoLogic Ireland Shares (or other shares or securities into which CryptoLogic Ireland Shares may be reclassified or changed as contemplated by section 2.7 hereof) (a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and (b) as are now and may hereafter be required to enable and permit CryptoLogic Ireland to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment pursuant to which CryptoLogic Ireland may now or hereafter be required to issue CryptoLogic Ireland Shares to enable and permit Callco to meet its obligations under each of the CEC Liquidation Call Right, the Retraction Call Right and the Redemption Call Right and to enable and permit CEC to meet its respective obligations hereunder and under the Exchangeable Share Provisions.
2.4 Notification of Certain Events
     In order to assist CryptoLogic Ireland to comply with its obligations hereunder and to permit Callco to exercise the CEC Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, CEC will notify CryptoLogic Ireland and Callco of each of the following events at the time set forth below:
(a)	in the event of any determination by the Board of Directors of CEC to institute voluntary liquidation, dissolution or winding-up proceedings with respect to CEC or to effect any other distribution of the assets of CEC among its shareholders for the purpose of winding up its affairs, at least sixty (60) days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b)	promptly, upon the earlier of receipt by CEC of notice of and CEC otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of CEC or to effect any other distribution of the assets of CEC among its shareholders for the purpose of winding up its affairs;

(c)	immediately, upon receipt by CEC of a Retraction Request;

(d)	on the same date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Exchangeable Share Provisions; and

(e)	as soon as practicable upon the issuance by CEC of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares in exchange for outstanding CryptoLogic common shares pursuant to the Arrangement).
2.5 Delivery of CryptoLogic Ireland Shares to CEC and Callco
     In furtherance of its obligations under Sections 2.1(d) and (e) hereof, upon notice from
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CEC or Callco of any event that requires CEC or Callco to cause to be delivered CryptoLogic Ireland Shares to any holder of Exchangeable Shares, CryptoLogic Ireland shall forthwith issue and deliver or cause to be delivered to CEC or Callco the requisite number of CryptoLogic Ireland Shares to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Shares, as CEC or Callco shall direct. All such CryptoLogic Ireland Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. In consideration of the issuance and delivery of each such CryptoLogic Ireland Share, CEC or Callco, as the case may be, shall pay a cash purchase price (or shall issue shares of CEC or Callco having a fair market value) equal to the fair market value of such CryptoLogic Ireland Shares, to CryptoLogic Ireland, or as CryptoLogic Ireland shall direct.
2.6 Qualification of CryptoLogic Ireland Shares
     If any CryptoLogic Ireland Shares (or other shares or securities into which CryptoLogic Ireland Shares may be reclassified or changed as contemplated by section 2.7 hereof) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or Irish federal, provincial, state or territorial securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other Irish or Canadian legal requirement before such shares (or such other shares or securities) may be issued by CryptoLogic Ireland and delivered by CryptoLogic Ireland at the direction of Callco or CEC, if applicable, to the holder of surrendered Exchangeable Shares or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a “control person” for purposes of Canadian provincial securities law or by reason of a holder not being permitted to acquire CryptoLogic Ireland Shares under Irish securities laws), CryptoLogic Ireland will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such CryptoLogic Ireland Shares (or such other shares or securities) to be and remain duly registered, qualified or approved under Irish and/or Canadian law, as the case may be. CryptoLogic Ireland will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all CryptoLogic Ireland Shares (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding CryptoLogic Ireland Shares (or such other shares or securities) have been listed by CryptoLogic Ireland and remain listed and are quoted or posted for trading at such time.
2.7 Economic Equivalence
     So long as Exchangeable Shares not owned by CryptoLogic Ireland or its Affiliates are outstanding:
(a)	CryptoLogic Ireland will not without prior approval of CEC and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of the Exchangeable Share Provisions:
(i)	issue or distribute CryptoLogic Ireland Shares (or securities exchangeable for or convertible into or carrying rights to acquire CryptoLogic Ireland Shares) to the holders of all or substantially all of the then outstanding CryptoLogic Ireland Shares by way of stock dividend or other distribution,
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other than an issue of CryptoLogic Ireland Shares (or securities exchangeable for or convertible into or carrying rights to acquire CryptoLogic Ireland Shares) to holders of CryptoLogic Ireland Shares who exercise an option to receive dividends in CryptoLogic Ireland Shares (or securities exchangeable for or convertible into or carrying rights to acquire CryptoLogic Ireland Shares) in lieu of receiving cash dividends; or

(ii)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding CryptoLogic Ireland Shares entitling them to subscribe for or to purchase CryptoLogic Ireland Shares (or securities exchangeable for or convertible into or carrying rights to acquire CryptoLogic Ireland Shares); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding CryptoLogic Ireland Shares: (A) shares or securities of CryptoLogic Ireland of any class other than CryptoLogic Ireland Shares (other than shares convertible into or exchangeable for or carrying rights to acquire CryptoLogic Ireland Shares); (B) rights, options or warrants other than those referred to in section 2.7(a) (ii) above; (C) evidences of indebtedness of CryptoLogic Ireland; or (D) assets of CryptoLogic Ireland, unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by CryptoLogic Ireland in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Arrangement Agreement.
(b)	CryptoLogic Ireland will not without the prior approval of CEC and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of the Exchangeable Share Provisions:
(i)	subdivide, redivide or change the then outstanding CryptoLogic Ireland Shares into a greater number of CryptoLogic Ireland Shares; or

(ii)	reduce, combine, consolidate or change the then outstanding CryptoLogic Ireland Shares into a lesser number of CryptoLogic Ireland Shares; or

(iii)	reclassify or otherwise change CryptoLogic Ireland Shares or effect an amalgamation, merger, reorganization or other transaction affecting CryptoLogic Ireland Shares, unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares.
(c)	CryptoLogic Ireland will ensure that the record date for any event referred to in section 2.7(a) or 2.7(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by CryptoLogic Ireland (with contemporaneous notification thereof by CryptoLogic Ireland to CEC).

(d)	The Board of Directors of CEC shall determine, in good faith and in its sole
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discretion, economic equivalence for the purposes of any event referred to in section 2.7(a) or 2.7(b) above and each such determination shall be conclusive and binding on CryptoLogic Ireland. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors of CEC to be relevant, be considered by the Board of Directors of CEC:
(i)	in the case of any stock dividend or other distribution payable in CryptoLogic Ireland Shares, the number of such shares issued in proportion to the number of CryptoLogic Ireland Shares previously outstanding;

(ii)	in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase CryptoLogic Ireland Shares (or securities exchangeable for or convertible into or carrying rights to acquire CryptoLogic Ireland Shares), the relationship between the Canadian Dollar Equivalent of the exercise price of each such right, option or warrant and the Current Market Price of a CryptoLogic Ireland Share;

(iii)	in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of CryptoLogic Ireland of any class other than CryptoLogic Ireland Shares, any rights, options or warrants other than those referred to in section 2.7(d)(ii) above, any evidences of indebtedness of CryptoLogic Ireland or any assets of CryptoLogic Ireland), the relationship between the fair market value (as determined by the Board of Directors of CEC in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding CryptoLogic Ireland Share and the Current Market Price of a CryptoLogic Ireland Share;

(iv)	in the case of any subdivision, redivision or change of the then outstanding CryptoLogic Ireland Shares into a greater number of CryptoLogic Ireland Shares or the reduction, combination, consolidation or change of the then outstanding CryptoLogic Ireland Shares into a lesser number of CryptoLogic Ireland Shares or any amalgamation, merger, reorganization or other transaction affecting CryptoLogic Ireland Shares, the effect thereof upon the then outstanding CryptoLogic Ireland Shares; and

(v)	in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of CryptoLogic Ireland Shares as a result of differences between taxation laws of Canada and Ireland (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).
(e)	CEC agrees that, to the extent required, upon due notice from CryptoLogic Ireland, CEC will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by CEC, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence
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with respect to the CryptoLogic Ireland Shares and Exchangeable Shares as provided for in this section 2.7.
2.8 Tender Offers
     In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to CryptoLogic Ireland Shares (an “Offer”) is proposed by CryptoLogic Ireland or is proposed to CryptoLogic Ireland or it shareholders and is recommended by the Board of Directors of CryptoLogic Ireland, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of CryptoLogic Ireland, and the Exchangeable Shares are not redeemed by CEC or purchased by Callco pursuant to the Redemption Call Right, CryptoLogic Ireland will use its reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than CryptoLogic Ireland and its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of CryptoLogic Ireland Shares, without discrimination. Without limiting the generality of the foregoing, CryptoLogic Ireland will use its reasonable efforts expeditiously and in good faith to ensure that holders of Exchangeable Shares may participate in all such Offers without being required to retract Exchangeable Shares as against CEC (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of CEC to redeem (or Callco to purchase pursuant to the Redemption Call Right) Exchangeable Shares, as applicable, in the event of a CryptoLogic Ireland Control Transaction.
2.9 Ownership of Outstanding Shares
     Without the prior approval of CEC and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of the Exchangeable Share Provisions, CryptoLogic Ireland covenants and agrees in favour of CEC that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than CryptoLogic Ireland or any of its affiliates, CryptoLogic Ireland will be and remain the direct or indirect beneficial owner of all issued and outstanding voting shares in the capital of CEC and Callco.
2.10 CryptoLogic Ireland and Affiliates Not to Vote Exchangeable Shares
     CryptoLogic Ireland covenants and agrees that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its Affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. CryptoLogic Ireland further covenants and agrees that it will not, and will cause its Affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the CBCA (or any successor or other corporate statute by which CEC may in the future be governed) with respect to any Exchangeable Shares held by it or by its Affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.
2.11 Stock Exchange Listing
     CryptoLogic Ireland covenants and agrees in favour of CEC that as long as any outstanding Exchangeable Shares are owned by any person or entity other than CryptoLogic
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Ireland or any of its affiliates, CryptoLogic Ireland will use its reasonable efforts to maintain a listing for such Exchangeable Shares on the TSX or such other stock exchange as it deems appropriate.
ARTICLE 3 CRYPTOLOGIC IRELAND SUCCESSORS
3.1 Certain Requirements in Respect of Combination, etc.
     CryptoLogic Ireland shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or entity or in the case of a merger, of the continuing corporation resulting therefrom unless, but may do so if:
(a)	such other person or entity or continuing corporation (the “CryptoLogic Ireland Successor”) by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the CryptoLogic Ireland Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such CryptoLogic Ireland Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of CryptoLogic Ireland under this Agreement; and

(b)	such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.
3.2 Vesting of Powers in Successor
     Whenever the conditions of section 3.1 have been duly observed and performed, the parties, if required by section 3.1, shall execute and deliver a supplemental agreement hereto and thereupon such CryptoLogic Ireland Successor shall possess and from time to time may exercise each and every right and power of CryptoLogic Ireland under this Agreement in the name of CryptoLogic Ireland or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of CryptoLogic Ireland or any officers of CryptoLogic Ireland may be done and performed with like force and effect by the directors or officers of such CryptoLogic Ireland Successor.
3.3 Wholly-Owned Subsidiaries
     Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of CryptoLogic Ireland with or into CryptoLogic Ireland or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of CryptoLogic Ireland provided that all of the assets of such subsidiary are transferred to CryptoLogic Ireland or another wholly-owned direct or indirect subsidiary of CryptoLogic Ireland and any such transactions are expressly permitted by this Article 3.
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ARTICLE 4 GENERAL
4.1 Term
     This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any person or entity other than CryptoLogic Ireland and any of its Affiliates.
4.2 Changes in Capital of CryptoLogic Ireland and CEC
     At all times after the occurrence of any event contemplated pursuant to sections 2.7 and 2.8 hereof or otherwise, as a result of which either CryptoLogic Ireland Shares or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which CryptoLogic Ireland Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.
4.3 Severability
     If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and this Agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.
4.4 Amendments, Modifications
     This Agreement may not be amended or modified except by an agreement in writing executed by CEC, Callco and CryptoLogic Ireland and approved by the holders of the Exchangeable Shares in accordance with section 10.2 of the Exchangeable Share Provisions.
4.5 Administrative Amendments
     Notwithstanding the provisions of section 4.4, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this Agreement for the purposes of:
(a)	adding to the covenants of any or all parties provided that the Board of Directors of each of CEC, Callco and CryptoLogic Ireland shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b)	making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of CEC, Callco and CryptoLogic Ireland, it may be expedient to make, provided that each such Board of Directors shall be of the good faith opinion that such amendments or
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modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(c)	making such changes or corrections which, on the advice of counsel to CEC, Callco and CryptoLogic Ireland, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Boards of Directors of each of CEC, Callco and CryptoLogic Ireland shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.
4.6 Meeting to Consider Amendments
     CEC, at the request of CryptoLogic Ireland, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to section 4.4 hereof. Any such meeting or meetings shall be called and held in accordance with the bylaws of CEC, the Exchangeable Share Provisions and all applicable laws.
4.7 Amendments Only in Writing
     No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.
     4.8 Enurement
     This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.
4.9 Notices to Parties
     All notices and other communications between the parties to this Agreement shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for any such party as shall be specified in like notice):

(a)	if to CryptoLogic Ireland:

1 Le Marchant Street,
St. Peter Port, Guernsey,
Channel Islands GY1 4HP

Attention: Stephen Dickinson
Facsimile No: +01481 726029

(b)	and if to Callco and/or CEC:
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Robert H. Stikeman
c/o Stikeman, Graham, Keeley & Spiegel LLP
220 Bay Street, Suite 700
Toronto, Ontario M5J 2W4

Facsimile No +416-365-1813

(c)	with respect to all notices, copy is to be sent to:

Robert H. Stikeman
c/o Stikeman, Graham, Keeley & Spiegel LLP
220 Bay Street, Suite 700
Toronto, Ontario M5J 2W4

Facsimile No +416-365-1813
Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.
4.10 Counterparts
     This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.
4.11 Jurisdiction
     This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
     CryptoLogic Ireland agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding and agrees to be bound by any judgment of such courts and appoints CEC at its office in the Province of Ontario as attorney for service of process.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
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CryptoLogic Limited

By:

Name:

Title:

CryptoLogic Callco ULC

By:

Name:

Title:

CryptoLogic Exchange Corporation

By:

Name:

Title:

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Schedule 4
The Voting and Exchange Trust Agreement
VOTING AND EXCHANGE TRUST AGREEMENT made as of this 20th day of April, 2007
BETWEEN:
CryptoLogic Exchange Corporation, a corporation existing under the laws of the Province of Ontario, Canada
(hereinafter referred to as “CEC”),
- and -
CryptoLogic Limited, a corporation incorporated in Guernsey, Channel Islands,
(hereinafter referred to as “CryptoLogic Ireland”),
- and -
Equity Transfer & Trust Company., a corporation existing under the laws of Canada,
(hereinafter referred to as “Trustee”),
     WHEREAS pursuant to an arrangement agreement (the “Arrangement Agreement”) dated as of April 20, 2007 among CryptoLogic Ireland, CEC, CryptoLogic Callco ULC (“Callco”) and CryptoLogic Inc.(“CryptoLogic”), CEC is to issue exchangeable shares (the “Exchangeable Shares”) to certain Canadian holders of common shares of CryptoLogic pursuant to the plan of arrangement (the “Arrangement”) contemplated by the Arrangement Agreement;
     AND WHEREAS pursuant to the Arrangement Agreement, CryptoLogic Ireland and CEC have agreed to execute a voting and exchange trust agreement substantially in the form of this agreement;
     AND WHEREAS the foregoing are statements of CEC and CryptoLogic Ireland and not by the Trustee;
     NOW THEREFORE in consideration of the respective covenants and agreements provided in this trust agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:
ARTICLE 1 DEFINITIONS AND INTERPRETATION
1.1	Definitions

In this trust agreement the following terms shall have the following meanings:
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“Affiliate” means an affiliated body corporate; one body corporate is affiliated with another body corporate if one of them is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is controlled by the same person, and if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other.
“Arrangement” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement and subject to any amendments or variations thereto made in accordance with Article 7 of the Plan of Arrangement or made at the direction of the Court.
“Automatic Exchange Right” means the benefit of the obligation of CryptoLogic Ireland to effect the automatic exchange of CryptoLogic Ireland Shares for Exchangeable Shares pursuant to section 5.12.
“Beneficiaries” means the registered holders, from time to time, of Exchangeable Shares, other than CryptoLogic Ireland and its Affiliates.
“Beneficiary Votes” has the meaning ascribed thereto in section 4.2.
“Board of Directors” means the Board of Directors of CEC.
“Business Day” means any day on which commercial banks are generally open for business in Dublin, Ireland and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Dublin, Ireland under the laws of Ireland or any jurisdiction therein provided notice thereof is provided to the Trustee by CryptoLogic Ireland or in Toronto, Ontario under the laws of Canada or any jurisdiction therein.
“Callco” means CryptoLogic Callco ULC, an unlimited liability company incorporated under the Nova Scotia Companies Act and a direct wholly-owned subsidiary of CryptoLogic Ireland.
“Canadian Dollar Equivalent” means, in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date, the product obtained by multiplying (a) the Foreign Currency Amount by (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.
“Court” means the Superior Court of Justice (Ontario);
“CryptoLogic Ireland Affiliates” means Affiliates of CryptoLogic Ireland.
“CryptoLogic Ireland Shares” has the meaning ascribed thereto in the Arrangement Agreement.
“CryptoLogic Ireland Successor” has the meaning ascribed thereto in section 10.1(a).
“Current Market Price” means, in respect of a CryptoLogic Ireland Share on any date, the Canadian Dollar Equivalent of the average closing prices of the CryptoLogic Ireland Shares during a period of twenty (20) consecutive trading days ending not more than three (3) trading days before such date on the LSE or, if the CryptoLogic Ireland Shares are not then listed on LSE, on NASDAQ or, if the CryptoLogic Ireland Shares are not
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then listed on either the LSE or NASDAQ, on such stock exchange or automated quotation system on which the CryptoLogic Ireland Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of CryptoLogic Ireland Shares during such period does not create a market which reflects the fair market value of the CryptoLogic Ireland Shares then the Current Market Price of CryptoLogic Ireland Shares shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.
“Effective Date” means the date or effective date (as applicable) that the Director accepts for filing the Final Order and Articles of Arrangement;
“Effective Time” means 12:01am (Toronto time) on the Effective Date;
“Exchange Right” has the meaning ascribed thereto in section 5.1.
“Exchangeable Shares” means the exchangeable shares in the capital of CEC, having substantially the rights, privileges, restrictions and conditions set out in Exhibit “A” to Schedule 1 of the Arrangement Agreement.
“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares.
“CEC Liquidation Call Right” has the meaning ascribed thereto in the Plan of Arrangement.
“Indemnified Parties” has the meaning ascribed thereto in section 8.1.
“Insolvency Event” means the institution by CEC of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of CEC to the institution of bankruptcy, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada) and the failure by CEC to contest in good faith any such proceedings commenced in respect of CEC within 30 days of becoming aware thereof, or the consent by CEC to the filing of any such petition or to the appointment of a receiver, or the making by CEC of a general assignment for the benefit of creditors, or the admission in writing by CEC of its inability to pay its debts generally as they become due, or CEC not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to section 6.6 of the Exchangeable Share Provisions.
“Liquidation Event” has the meaning ascribed thereto in section 5.12(b).
“Liquidation Event Effective Date” has the meaning ascribed thereto in section 5.12(c).
“List” has the meaning ascribed thereto in section 4.6.
"LSE” means the London Stock Exchange;
“NASDAQ” means the NASDAQ Select Global Market;
“NSCA” means the Nova Scotia Companies Act;
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“OBCA” means the Business Corporations Act (Ontario).
“Officer’s Certificate” means, with respect to CryptoLogic Ireland or CEC, as the case may be, a certificate signed by any one officer of CryptoLogic Ireland or CEC, as the case may be.
“Person” includes any individual, firm, partnership, limited liability company, unlimited liability company, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.
“Plan of Arrangement” means the plan of arrangement relating to the arrangement of CryptoLogic under Section 182 of the OBCA, substantially in the form and content of Schedule 1 to the Arrangement Agreement and any amendments or variations thereto made in accordance therewith or Article 7 of the Plan of Arrangement or at the direction of the Court.
“Redemption Call Right” has the meaning ascribed thereto in the Plan of Arrangement.
“Retracted Shares” has the meaning ascribed thereto in section 5.7.
“Retraction Call Right” has the meaning ascribed thereto in the Exchangeable Share Provisions.
“Special Voting Share” means the one share of special voting preferred stock of CryptoLogic Ireland, issued in its own series, which entitles the holder of record to a number of votes at all meetings of holders of CryptoLogic Ireland on the basis of at the Effective Time, the lesser of one vote for each Exchangeable Share outstanding or 23% of the number of CryptoLogic Ireland Shares issued at the Effective Time (excluding those Exchangeable Shares held by CryptoLogic Ireland or any of its direct or indirect subsidiaries), provided that in no event shall the number of votes attributable to the Special Voting Share exceed 18.7% of the total number of rights to vote at any meeting at which holders of CryptoLogic Ireland Shares are entitled to vote. Following the Effective Time, the rights to vote of the Exchangeable Shares, as described above, shall be automatically adjusted downward from time to time in direct proportion to the number of Exchangeable Shares surrendered to CEC in exchange for CryptoLogic Ireland Shares. The amount of each such downward adjustment per Exchangeable Share surrendered will be equal to the fraction of a vote attributable to each Exchangeable Share as determined by the formula described above.
“Support Agreement” means that certain support agreement made as of even date herewith between CEC, Callco and CryptoLogic Ireland, substantially in the form and content of Schedule 5 to the Arrangement Agreement as the same may be amended pursuant to the terms of the Support Agreement.
“Trust” means the trust created by this trust agreement.
“trust agreement” means this Voting and Exchange Trust Agreement.
“Trust Estate” means the Special Voting Share, the Exchange Right, the Automatic Exchange Right and any money or other securities or property which may be held by the Trustee from time to time pursuant to this trust agreement.
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“Trustee” means Equity Transfer & Trust Company and, subject to the provisions of Article 9 hereof, includes any successor trustee.
     “TSX” means the Toronto Stock Exchange
     “Voting Rights” means the voting rights attached to the Special Voting Share.
1.2 Interpretation Not Affected by Headings
     The division of this agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this agreement. The terms “this agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.
1.3 Number, Gender etc.
     Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.
1.4 Date for any Action
     If any date on which any action is required to be taken under this trust agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.
ARTICLE 2 PURPOSE OF AGREEMENT
2.1 Establishment of Trust
     The purpose of this trust agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Share in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Right in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this trust agreement.
ARTICLE 3
CRYPTOLOGIC IRELAND SPECIAL VOTING SHARE
3.1 Issue and Ownership of the Special Voting Share
     CryptoLogic Ireland hereby issues to and deposits with the Trustee, the Special Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this trust agreement. CryptoLogic Ireland hereby acknowledges receipt from the Trustee as
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trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Share by CryptoLogic Ireland to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Share provided that the Trustee shall:
(a)	hold the Special Voting Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this trust agreement; and

(b)	except as specifically authorized by this trust agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Share, and the Special Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this trust agreement.
3.2 Legended Share Certificates
     CEC will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights in respect of the Exchangeable Shares of the Beneficiaries.
3.3 Safe Keeping of Certificate
     The certificate representing the Special Voting Share shall at all times be held in safe keeping by the Trustee.
ARTICLE 4
EXERCISE OF VOTING RIGHTS
4.1 Voting Rights
     The Trustee, as the holder of record of the Special Voting Share, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of CryptoLogic Ireland at a CryptoLogic Ireland Meeting or in connection with a CryptoLogic Ireland Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to section 6.15:
(a)	the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the CryptoLogic Ireland Meeting is held or a CryptoLogic Ireland Consent is sought; and

(b)	to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled the Trustee shall
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not exercise or permit the exercise of such Voting Rights.
4.2 Number of Votes
     With respect to all meetings of shareholders of CryptoLogic Ireland at which holders of CryptoLogic Ireland Shares are entitled to vote (each, a “CryptoLogic Ireland Meeting”) and with respect to all written consents sought by CryptoLogic Ireland from its shareholders including the holders of CryptoLogic Ireland Shares (each a “CryptoLogic Ireland Consent”) each Beneficiary shall be entitled to instruct the Trustee to cast and exercise a portion of the votes comprised in the Voting Rights for each Exchangeable Share owned of record by such Beneficiary on the record date established by CryptoLogic Ireland or by applicable law for such CryptoLogic Ireland Meeting or CryptoLogic Ireland Consent, as the case may be (the “Beneficiary Votes”) equal to that number of shares held of record by the holder divided by the total number of Exchangeable Shares then outstanding, in respect of each matter, question, proposal or proposition to be voted on at such CryptoLogic Ireland Meeting or in connection with such CryptoLogic Ireland Consent.
4.3 Mailings to Shareholders
     With respect to each CryptoLogic Ireland Meeting and CryptoLogic Ireland Consent, the Trustee will use its reasonable efforts promptly to mail or cause to be mailed (or otherwise communicate in the same manner as CryptoLogic Ireland utilizes in communications to holders of CryptoLogic Ireland Shares subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List referred to in section 4.6, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by CryptoLogic Ireland to its shareholders:
(a)	a copy of such notice, together with any related materials to be provided to shareholders of CryptoLogic Ireland;

(b)	a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such CryptoLogic Ireland Meeting or CryptoLogic Ireland Consent or, pursuant to section 4.7, to attend such CryptoLogic Ireland Meeting and to exercise personally the Beneficiary Votes thereat;

(c)	a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:
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(i)	a proxy to such Beneficiary or his designee to exercise personally the Beneficiary Votes; or

(ii)	a proxy to a designated agent or other representative of the management of CryptoLogic Ireland to exercise such Beneficiary Votes;
(d)	a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e)	a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f)	a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a CryptoLogic Ireland Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.
The materials referred to in this section 4.3 are to be provided to the Trustee by CryptoLogic Ireland and the materials referred to in section 4.3(c), (e) and (f) shall be subject to, and shall be provided to the Trustee in sufficient time to permit, reasonable comment by the Trustee in a timely manner. CryptoLogic Ireland shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of CryptoLogic Ireland Shares. CryptoLogic Ireland agrees not to communicate with holders of CryptoLogic Ireland Shares with respect to the materials referred to in this section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries.
     For the purpose of determining the Beneficiary Votes to which a Beneficiary is entitled in respect of any CryptoLogic Ireland Meeting or CryptoLogic Ireland Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by CryptoLogic Ireland or by applicable law for purposes of determining shareholders entitled to vote at such CryptoLogic Ireland Meeting. CryptoLogic Ireland will notify the Trustee of any decision of the board of directors of CryptoLogic Ireland with respect to the calling of any CryptoLogic Ireland Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this section 4.3.
4.4 Copies of Shareholder Information
     CryptoLogic Ireland will deliver to the Trustee copies of all proxy materials (including notices of CryptoLogic Ireland Meetings but excluding proxies to vote CryptoLogic Ireland Shares), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of CryptoLogic Ireland Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of
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CryptoLogic Ireland Shares. The Trustee will mail or otherwise send to each Beneficiary, at the expense of CryptoLogic Ireland, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by CryptoLogic Ireland) received by the Trustee from CryptoLogic Ireland contemporaneously with the sending of such materials to holders of CryptoLogic Ireland Shares. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in the City of Toronto all proxy materials, information statements, reports and other written communications that are:
(a)	received by the Trustee as the registered holder of the Special Voting Share and made available by CryptoLogic Ireland generally to the holders of CryptoLogic Ireland Shares; or

(b)	specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by CryptoLogic Ireland.
4.5 Other Materials
     As soon as reasonably practicable after receipt by CryptoLogic Ireland or shareholders of CryptoLogic Ireland (if such receipt is known by CryptoLogic Ireland) of any material sent or given by or on behalf of a third party to holders of CryptoLogic Ireland Shares generally, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), CryptoLogic Ireland shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable upon receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of CryptoLogic Ireland, copies of all such materials received by the Trustee from CryptoLogic Ireland. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in the City of Toronto copies of all such materials.
4.6 List of Persons Entitled to Vote
     CEC shall: (a) prior to each annual, general and special CryptoLogic Ireland Meeting or the seeking of any CryptoLogic Ireland Consent and; (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a CryptoLogic Ireland Meeting or a CryptoLogic Ireland Consent, at the close of business on the record date established by CryptoLogic Ireland or pursuant to applicable law for determining the holders of CryptoLogic Ireland Shares entitled to receive notice of and/or to vote at such CryptoLogic Ireland Meeting or to give consent in connection with such CryptoLogic Ireland Consent. Each such List shall be delivered to the Trustee promptly after receipt by CEC of such request or of the record date for such meeting or seeking of consent, as the case may be and in any event within sufficient time as to permit the Trustee to perform its obligations under this trust agreement. CryptoLogic Ireland agrees to give CEC notice (with a copy to the
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Trustee) of the calling of any CryptoLogic Ireland Meeting or the seeking of any CryptoLogic Ireland Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable CEC to perform its obligations under this section 4.6.
4.7 Entitlement to Direct Votes
     Any Beneficiary named in a List prepared in connection with any CryptoLogic Ireland Meeting or CryptoLogic Ireland Consent will be entitled: (a) to instruct the Trustee in the manner described in section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.
4.8 Voting by Trustee, and Attendance of Trustee Representative at Meeting
(a)	In connection with each CryptoLogic Ireland Meeting and CryptoLogic Ireland Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to section 4.3.

(b)	The Trustee shall cause a representative who is empowered by it to sign and deliver on behalf of the Trustee, proxies or Voting Rights to attend each CryptoLogic Ireland Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee’s representative, and at the Beneficiary’s request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either: (i) has not previously given the Trustee instructions pursuant to section 4.3 in respect of such meeting; or (ii) submits to such representative written revocation of any such previous instructions. At such meeting the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question proposal or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.
4.9 Distribution of Written Materials
     Any written materials distributed by the Trustee pursuant to this trust agreement shall be sent by mail (or otherwise communicated in the same manner as CryptoLogic Ireland utilizes in communications to holders of CryptoLogic Ireland Shares subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books
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of CEC. CryptoLogic Ireland agrees not to communicate with holders of CryptoLogic Ireland Shares with respect to such written materials otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. CEC shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:
(a)	a current List; and

(b)	upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this trust agreement.
4.10 Termination of Voting Rights
     All of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to CryptoLogic Ireland, CEC or Callco, as the case may be, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon the delivery by such holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Right or the occurrence of the automatic exchange of Exchangeable Shares for CryptoLogic Ireland Shares, as specified in Article 5 (unless and until, in either case, CryptoLogic Ireland shall not have delivered the requisite CryptoLogic Ireland Shares issuable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 6 or 7 of the Exchangeable Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of CEC pursuant to Article 5 of the Exchangeable Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by Callco pursuant to the exercise by Callco of the Retraction Call Right, the Redemption Call Right or the CEC Liquidation Call Right.
ARTICLE 5
EXCHANGE RIGHT AND AUTOMATIC EXCHANGE
5.1 Grant and Ownership of the Exchange Right
     CryptoLogic Ireland hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of the Beneficiaries the right (the “Exchange Right”), upon the occurrence and during the continuance of an Insolvency Event, to require CryptoLogic Ireland to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by the Beneficiary and the Automatic Exchange Right, all in accordance with the provisions of this trust agreement. CryptoLogic Ireland hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Right by CryptoLogic Ireland to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Right, provided that the Trustee shall:
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(a)	hold the Exchange Right and the Automatic Exchange Right and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this trust agreement; and

(b)	except as specifically authorized by this trust agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Right, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this trust agreement, and shall not assign or transfer such rights except to a successor trustee hereunder.
5.2 Legended Share Certificates
     CEC will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:
(a)	their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Beneficiary; and

(b)	the Automatic Exchange Right.
5.3 General Exercise of Exchange Right
     The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to section 6.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.
5.4 Purchase Price
     The purchase price payable by CryptoLogic Ireland for each Exchangeable Share to be purchased by CryptoLogic Ireland under the Exchange Right shall be an amount per share equal to: (a) the Current Market Price of a CryptoLogic Ireland Consolidated Share on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right, which shall be satisfied in full by CryptoLogic Ireland causing to be sent to such holder one CryptoLogic Ireland Consolidated Share; plus (b) to the extent not paid by CEC an additional amount equal to the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the closing of the purchase and sale. In connection with each exercise of the Exchange Right, CryptoLogic Ireland shall provide to the Trustee an Officer’s Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by CryptoLogic Ireland issuing and delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, one CryptoLogic Ireland Share and on the applicable payment date a cheque for the balance, if any of the purchase price without interest (but less any amounts withheld pursuant to section 5.13). Upon payment by CryptoLogic Ireland of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of
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declared and unpaid dividends on each such Exchangeable Share by CryptoLogic.
5.5 Exercise Instructions
     Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of CEC. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Toronto, Ontario or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires CryptoLogic Ireland to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the laws applicable to CEC and the bylaws of CEC and such additional documents and instruments as the Trustee may reasonably require together with: (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require CryptoLogic Ireland to purchase from the Beneficiary the number of Exchangeable Shares specified therein; (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by CryptoLogic Ireland free and clear of all liens, claims and encumbrances; (iii) the names in which the certificates representing CryptoLogic Ireland Shares issuable in connection with the exercise of the Exchange Right are to be issued; and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and (b) payment (or evidence satisfactory to the Trustee, CryptoLogic Ireland and CEC of payment) of the taxes (if any) payable as contemplated by section 5.8. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by CryptoLogic Ireland under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of CEC.
5.6 Delivery of CryptoLogic Ireland Shares; Effect of Exercise
     Promptly after receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires CryptoLogic Ireland to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any, payable as contemplated by section 5.8 or evidence thereof), duly endorsed for transfer to CryptoLogic Ireland, the Trustee shall notify CryptoLogic Ireland and CEC of its receipt of the same, which notice to CryptoLogic Ireland and CEC shall constitute exercise of the Exchange Right by the Trustee on behalf of the holder of such Exchangeable Shares, and CryptoLogic Ireland shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the number of CryptoLogic Ireland Shares issuable in connection with the exercise of the Exchange Right, and, on the applicable payment date, cheques for the balance, if any, of the total purchase price therefor without interest (but less any amounts withheld pursuant to section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, CryptoLogic Ireland and CEC of the
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payment of) the taxes (if any) payable as contemplated by section 5.8 of this trust agreement. Immediately upon the giving of notice by the Trustee to CryptoLogic Ireland and CEC of the exercise of the Exchange Right as provided in this section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to CryptoLogic Ireland all of such holder’s right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof other than the right to receive his proportionate part of the total purchase price therefor unless the requisite number of CryptoLogic Ireland Shares is not allotted, issued and delivered by CryptoLogic Ireland to the Trustee within 5 Business Days of the date of the giving of such notice by the Trustee in which case the rights of the Beneficiary shall remain unaffected until such CryptoLogic Ireland Shares are so allotted, issued and delivered by CryptoLogic Ireland. Upon delivery by CryptoLogic Ireland to the Trustee of such CryptoLogic Ireland Shares, the Trustee shall deliver such CryptoLogic Ireland Shares to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary (or such other person, if any, properly designated by such Beneficiary) shall be considered and deemed for all purposes to be the holder of the CryptoLogic Ireland Shares delivered to it pursuant to the Exchange Right.
5.7 Exercise of Exchange Right Subsequent to Retraction
     In the event that a Beneficiary has exercised its right under Article 6 of the Exchangeable Share Provisions to require CEC to redeem any or all of the Exchangeable Shares held by the Beneficiary (the “Retracted Shares”) and is notified by CEC pursuant to section 6.6 of the Exchangeable Share Provisions that CEC will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that Callco shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to CEC pursuant to section 6.1 of the Exchangeable Share Provisions, and provided further that the Trustee has received a written notice of same from CryptoLogic Ireland or CEC, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that CEC is unable to redeem. In any such event, CEC hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to CEC or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to section 6.1 of the Exchangeable Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that CEC is not permitted to redeem and will require CryptoLogic Ireland to purchase such shares in accordance with the provisions of this Article 5.
5.8 Stamp or Other Transfer Taxes
     Upon any sale of Exchangeable Shares to CryptoLogic Ireland pursuant to the Exchange Right or the Automatic Exchange Right, the share certificate or certificates representing CryptoLogic Ireland Shares to be delivered in connection with the payment of
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the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (a) shall pay (and none of CryptoLogic Ireland, CEC or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary; and (b) shall have evidenced to the satisfaction of the Trustee, CryptoLogic Ireland and CEC that such taxes, if any, have been paid.
5.9 Notice of Insolvency Event
     As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, CryptoLogic Ireland and CEC shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from CryptoLogic Ireland and CEC of the occurrence of an Insolvency Event or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of CryptoLogic Ireland, a notice of such Insolvency Event to be provided by CryptoLogic Ireland which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.
5.10 Qualifications of CryptoLogic Ireland Shares
     CryptoLogic Ireland will in good faith, using its reasonable best efforts, expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all CryptoLogic Ireland Shares to be delivered pursuant to the Exchange Right or the Automatic Exchange Right: (i) to be qualified for issuance and resale in Canada and the United States and the United Kingdom; and (ii) to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding CryptoLogic Ireland Shares are listed or quoted at such time in accordance with section 5.1(j) of the Arrangement Agreement.
5.11 CryptoLogic Ireland Shares
     CryptoLogic Ireland hereby represents, warrants and covenants that the CryptoLogic Ireland Shares issuable as described herein will be duly authorized, validly issued and, upon issuance pursuant to this trust agreement, fully paid and non-assessable and, to CryptoLogic Ireland’s knowledge, shall be free and clear of any lien, claim or encumbrance.
5.12 Automatic Exchange on Liquidation of CryptoLogic Ireland
(a)	CryptoLogic Ireland will give the Trustee written notice of each of the following events at the time set forth below:
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(i)	in the event of any determination by the board of directors of CryptoLogic Ireland to institute voluntary liquidation, dissolution or winding-up proceedings with respect to CryptoLogic Ireland or to effect any other distribution of assets of CryptoLogic Ireland among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii)	as soon as practicable following the earlier of: (A) receipt by CryptoLogic Ireland of notice of; and (B) CryptoLogic Ireland otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of CryptoLogic Ireland or to effect any other distribution of assets of CryptoLogic Ireland among its shareholders for the purpose of winding up its affairs, in each case where CryptoLogic Ireland has failed to contest in good faith any such proceeding commenced in respect of CryptoLogic Ireland within 30 days of becoming aware thereof.
(b)	As soon as practicable following receipt by the Trustee from CryptoLogic Ireland of notice of any event (a “Liquidation Event”) contemplated by section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof to the Beneficiaries. Such notice shall be provided to the Trustee by CryptoLogic Ireland and shall include a brief description of the automatic exchange of Exchangeable Shares for CryptoLogic Ireland Shares provided for in section 5.12(c).

(c)	Provided Callco has not exercised its CEC Liquidation Call Right, in order that the Beneficiaries will be able to participate on a pro rata basis with the holders of CryptoLogic Ireland Shares in the distribution of assets of CryptoLogic Ireland in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the “Liquidation Event Effective Date”) of a Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for CryptoLogic Ireland Shares. To effect such automatic exchange, CryptoLogic Ireland shall purchase on the fifth (5th) Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share equal to: (a) the Current Market Price of a CryptoLogic Ireland Consolidated Share on the fifth Business Day prior to the Liquidation Event Effective Date, which shall be satisfied in full by CryptoLogic Ireland issuing to the Beneficiary one CryptoLogic Ireland Consolidated Share, and (b) to the extent not paid by CEC, an additional amount equivalent to the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of the exchange (less any applicable withholding taxes). CryptoLogic Ireland shall provide the Trustee with an Officer’s Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share.

(d)	On the fifth (5th) Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for CryptoLogic Ireland Shares shall be deemed to have occurred, and each Beneficiary shall be deemed to have transferred to CryptoLogic Ireland all of the Beneficiary’s right, title and interest in and to such Beneficiary’s Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and CryptoLogic Ireland shall issue to the Beneficiary the
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CryptoLogic Ireland Shares issuable upon the automatic exchange of Exchangeable Shares for CryptoLogic Ireland Shares and on the applicable payment date shall deliver to the Trustee for delivery to the Beneficiary a cheque in the amount of such dividends, if any, without interest but less any amounts withheld pursuant to section 5.13. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the CryptoLogic Ireland Shares issued pursuant to the automatic exchange of Exchangeable Shares for CryptoLogic Ireland Shares and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with CryptoLogic Ireland pursuant to such automatic exchange shall thereafter be deemed to represent CryptoLogic Ireland Shares issued to the Beneficiary by CryptoLogic Ireland pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent CryptoLogic Ireland Shares, duly endorsed in blank and accompanied by such instruments of transfer as CryptoLogic Ireland may reasonably require, CryptoLogic Ireland shall deliver or cause to be delivered to the Beneficiary certificates representing CryptoLogic Ireland Shares of which the Beneficiary is the holder.
5.13 Withholding Rights
     CryptoLogic Ireland, CEC and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this trust agreement to any holder of Exchangeable Shares or CryptoLogic Ireland Shares such amounts as CryptoLogic Ireland, CEC or the Trustee is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), or any provision of provincial, local or foreign tax law, in each case as amended or succeeded or would be permitted to withhold if an equal amount were remitted to the appropriate taxing authority. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts (or equivalent amounts, if applicable) are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted or which would be permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, CryptoLogic Ireland, CEC and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to CryptoLogic Ireland, CEC or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and CryptoLogic Ireland, CEC or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale. CryptoLogic Ireland represents and warrants that, based upon facts currently known to it, it has no current intention, as at the date of this trust agreement, to deduct or withhold from any dividend paid to holders of Exchangeable Shares any amounts under any applicable taxing legislation.
5.14 Issuance of Additional Shares
     During the term of this trust agreement, CryptoLogic Ireland will not, without the consent of the holders at the relevant time of Exchangeable Shares, given in accordance with section 10.2 of the Exchangeable Share Provisions, issue any shares of its capital stock in the same series as the Special Voting Share.
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ARTICLE 6 CONCERNING THE TRUSTEE
6.1 Powers and Duties of the Trustee
     The rights, powers, duties and authorities of the Trustee under this trust agreement, in its capacity as Trustee of the Trust, shall include:
(a)	receipt and deposit of the Special Voting Share from CryptoLogic Ireland as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this trust agreement;

(b)	granting proxies and distributing materials to Beneficiaries as provided in this trust agreement;

(c)	voting the Beneficiary Votes in accordance with the provisions of this trust agreement;

(d)	receiving the grant of the Exchange Right and the Automatic Exchange Right from CryptoLogic Ireland as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this trust agreement;

(e)	exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Right in each case in accordance with the provisions of this trust agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries CryptoLogic Ireland Shares and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Right, as the case may be;

(f)	holding title to the Trust Estate;

(g)	investing any moneys forming, from time to time, a part of the Trust Estate as provided in this trust agreement;

(h)	taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of CryptoLogic Ireland and CEC under this trust agreement; and

(i)	taking such other actions and doing such other things as are specifically provided in this trust agreement.
     In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers and authorities not in conflict with any of the provisions of this trust agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are specifically set out in this agreement.
     The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.
     The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or
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to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this trust agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.
6.2 No Conflict of Interest
     The Trustee represents to CryptoLogic Ireland and CEC that at the date of execution and delivery of this trust agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this trust agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this section 6.2, any interested party may apply to the Court for an order that the Trustee be replaced as Trustee hereunder.
6.3 Dealings with Transfer Agents, Registrars, etc.
     CryptoLogic Ireland and CEC irrevocably authorize the Trustee, from time to time, to:
(a)	consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and CryptoLogic Ireland Shares; and

(b)	requisition, from time to time: (i) from any such registrars or transfer agents any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this trust agreement; and (ii) from the Canadian transfer agent of the CryptoLogic Ireland Shares, and any subsequent transfer agent of such shares, the share certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Right.
     CryptoLogic Ireland and CEC irrevocably authorize their respective registrars and transfer agents to comply with all such requests. CryptoLogic Ireland covenants that it will supply its Canadian transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Right.
6.4 Books and Records
     The Trustee shall keep available for inspection by CryptoLogic Ireland and CEC at the Trustee’s principal office in Toronto, Ontario correct and complete books and records of account relating to the Trust created by this trust agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Right. On or before June 15, 2007, and on or before March 15th in every year thereafter, so long as the Special Voting Share is on deposit with the Trustee the Trustee shall transmit to CryptoLogic Ireland and CEC a brief report, dated as of the preceding March 1st with respect to:
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(a)	the property and funds comprising the Trust Estate as of that date;

(b)	the number of exercises of the Exchange Right if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance by CryptoLogic Ireland of CryptoLogic Ireland Shares in connection with the Exchange Right during the calendar year ended on such June 30; and

(c)	any action taken by the Trustee in the performance of its duties under this trust agreement which it had not previously reported and which, in the Trustee’s opinion, materially affects the Trust Estate.
6.5 Income Tax Returns and Reports
     The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to CryptoLogic Ireland or CEC). CryptoLogic Ireland or CEC shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance. Such qualified experts and advisors shall be responsible for preparing and distributing to each Beneficiary all necessary forms for such Beneficiaries to complete their Canadian income tax returns.
6.6 Indemnification Prior to Certain Actions by Trustee
     The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this trust agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee such security or undertaking as may be required by the Trustee against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, and, if so requested by the Trustee, sufficient funds to cover the costs, expenses and liabilities which may be incurred by the Trustee, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Share pursuant to Article 4, subject to section 6.15, and with respect to the Exchange Right pursuant to Article 5, subject to section 6.15, and with respect to the Automatic Exchange Right pursuant to Article 5.
     None of the provisions contained in this trust agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid,
6.7 Action of Beneficiaries
     No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this trust agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the security or indemnity referred to in section 6.6 and, if so requested by the Trustee, sufficient funds to cover the costs, expenses and liabilities which may be incurred by the Trustee, and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not
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otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Right or the Automatic Exchange Right except subject to the conditions and in the manner herein provided and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.
6.8 Reliance Upon Declaration
     The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of section 6.9, if applicable, and with any other applicable provisions of this trust agreement. The Trustee is not responsible for the genuineness of or the sufficiency of the Special Voting Share deposited with it.
6.9 Evidence and Authority to Trustee
     CryptoLogic Ireland and/or CEC shall furnish to the Trustee evidence of compliance with the conditions provided for in this trust agreement relating to any action or step required or permitted to be taken by CryptoLogic Ireland and/or CEC under this trust agreement or as a result of any obligation imposed under this trust agreement, including, without limitation, in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Right and the taking of any other action to be taken by the Trustee at the request of or on the application of CryptoLogic Ireland and/or CEC promptly if and when:
(a)	such evidence is required by any other section of this trust agreement to be furnished to the Trustee in accordance with the terms of this section 6.9; or

(b)	the Trustee, in the exercise of its rights, powers, duties and authorities under this trust agreement, gives CryptoLogic Ireland and/or CEC written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.
     Such evidence shall consist of an Officer’s Certificate of CryptoLogic Ireland and/or CEC or a statutory declaration or a certificate made by persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this trust agreement.
     Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Right or the taking of any other action to be taken by the Trustee at the request or on the application of CryptoLogic Ireland and/or CEC, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him provided that if such report or opinion is furnished by a director, officer or employee of CryptoLogic Ireland and/or CEC it shall be in the form of an Officer’s Certificate or a statutory declaration.
     Each statutory declaration, Officer’s Certificate, opinion or report furnished to the
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Trustee as evidence of compliance with a condition provided for in this trust agreement shall include a statement by the person giving the evidence:
(c)	declaring that he has read and understands the provisions of this trust agreement relating to the condition in question;

(d)	describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

(e)	declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.
6.10 Experts, Advisers and Agents
     The Trustee may:
(a)	in the discharge of its powers and duties and the determination of its rights hereunder rely on the opinion or advice of or information obtained from any duly qualified and licensed solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by CryptoLogic Ireland and/or CEC or otherwise, (and may employ such assistants not regularly in the employ of the Trustee as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder) the reasonable and proper costs of which shall be borne by CryptoLogic Ireland and CEC jointly and severally; and

(b)	employ such agents and other assistants not regularly in the employ of the Trustee as it may reasonably require for the proper discharge of its powers and duties hereunder the reasonable and proper costs of which shall be borne by CryptoLogic Ireland and CEC jointly and severally.
6.11 Investment of Moneys Held by Trustee
     Unless otherwise provided in this trust agreement, any moneys held by or on behalf of the Trustee which under the terms of this trust agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of CEC. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of CEC, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.
6.12 Trustee Not Required to Give Security
     The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this trust agreement or otherwise in respect of the premises.
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6.13 Trustee Not Bound to Act on Request
     Except as in this trust agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of CryptoLogic Ireland and/or CEC or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.
6.14 Authority to Carry on Business
     The Trustee represents to CryptoLogic Ireland or CEC that at the date of execution and delivery by it of this trust agreement it is authorized to carry on the business in such a manner so as to fulfill its rights, obligations and duties under this trust agreement but if, notwithstanding the provisions of this section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this trust agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Right shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, forthwith and in any event within 90 days after ceasing to be authorized to carry on the business necessary to fulfill its rights, obligations and duties under this trust agreement, either become so authorized or resign in the manner and with the effect specified in Article 9.
6.15 Conflicting Claims
     If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right or Automatic Exchange Right subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:
(a)	the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Right subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b)	all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Right subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.
     If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.
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6.16 Acceptance of Trust
     The Trustee hereby accepts the Trust created and provided for by and in this trust agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.
ARTICLE 7
COMPENSATION
7.1 Fees and Expenses of the Trustee
     CryptoLogic Ireland and CEC jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this trust agreement and will reimburse the Trustee for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration of the trusts created hereby (including taxes other than taxes based on the net income of the Trustee) and including the reasonable compensation and disbursements of counsel and all other assistants or advisors not regularly in its employ, and further including reasonable fees and expenses for attendance at any meeting of shareholders, if so requested by CryptoLogic Ireland or CEC and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this trust agreement; provided that CryptoLogic Ireland and CEC shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with gross negligence, or willful misconduct. The Trustee shall be obliged to provide only one account or invoice to CEC from time to time in connection with its appointment hereunder.
ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY
8.1 Indemnification of the Trustee
     CryptoLogic Ireland and CEC jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, successors and assigns and agents appointed and acting in accordance with this trust agreement (collectively, the “Indemnified Parties”) against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without fraud, gross negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid incurred or suffered by the Indemnified Party by reason or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this trust agreement, or any written or oral instruction delivered to the Trustee by CryptoLogic Ireland or CEC pursuant hereto. This indemnity shall survive the resignation or removal of the Trustee and the termination of the trusts created hereby.
In no case shall CryptoLogic Ireland or CEC be liable under this indemnity for any claim against any of the Indemnified Parties unless CryptoLogic Ireland and CEC shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, CryptoLogic Ireland and CEC shall be entitled to participate at their own expense in the defence and, if CryptoLogic
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Ireland and CEC so elect at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by CryptoLogic Ireland or CEC; or (ii) the named parties to any such suit include both the Trustee and CryptoLogic Ireland or CEC and the Trustee shall have been advised by counsel acceptable to CryptoLogic Ireland or CEC that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to CryptoLogic Ireland or CEC and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case CryptoLogic Ireland and CEC shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). Neither CryptoLogic Ireland nor CEC shall be liable for any settlement effected without its written consent.
8.2 Limitation of Liability
     The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this trust agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.
ARTICLE 9
CHANGE OF TRUSTEE
9.1 Resignation
     The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to CryptoLogic Ireland and CEC specifying the date on which it desires to resign, provided that such notice shall not be given less than one month before such desired resignation date unless CryptoLogic Ireland and CEC otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, CryptoLogic Ireland and CEC shall promptly appoint a successor trustee which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business necessary to fulfill the rights, obligations and duties of a trustee pursuant to this trust agreement, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee.
     Failing the appointment by CryptoLogic Ireland and CEC of a successor trustee as aforesaid and the acceptance of such appointment by a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction in the Province of Ontario upon application of one or more of the parties to this trust agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, CryptoLogic Ireland and CEC shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.
9.2 Removal
     The Trustee, or any trustee hereafter appointed may (provided a successor trustee is
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appointed) be removed at any time on not less than thirty (30) days’ prior notice by written instrument executed by CryptoLogic Ireland and CEC, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.
9.3 Successor Trustee
     Any successor trustee appointed as provided under this trust agreement shall execute, acknowledge and deliver to CryptoLogic Ireland and CEC and to its predecessor trustee an instrument accepting such appointment. Thereupon, the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this trust agreement, with the like effect as if originally named as trustee in this trust agreement. However, on the written request of CryptoLogic Ireland and CEC or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this trust agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, CryptoLogic Ireland, CEC and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.
9.4 Notice of Successor Trustee
     Upon acceptance of appointment by a successor trustee as provided herein, CryptoLogic Ireland and CEC shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If CryptoLogic Ireland or CEC shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of CryptoLogic Ireland and CEC.
9.5 Change of Control of Trustee
     Any corporation into or with which the Trustee may be merged or consolidated or amalgamated or any corporation resulting therefrom, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor trustee under the provisions of this trust agreement.
ARTICLE 10
CRYPTOLOGIC IRELAND SUCCESSORS
10.1 Certain Requirements in Respect of Combination, etc.
     CryptoLogic Ireland shall not consummate any transaction (whether by way of reconstruction, reorganization consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or entity or, in the case of a merger, of the continuing corporation resulting therefrom unless:
(a)	such other person or entity or continuing corporation (herein called the “CryptoLogic Ireland Successor”) by operation of law becomes without more, bound by the terms and provisions of this trust agreement or, if not so bound
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executes prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the CryptoLogic Ireland Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such CryptoLogic Ireland Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of CryptoLogic Ireland under this trust agreement; and

(b)	such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries.
10.2 Vesting of Powers in Successor
     Whenever the conditions of section 10.1 have been duly observed and performed, the Trustee and, if required by section 10.1, the CryptoLogic Ireland Successor and CEC shall execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon the CryptoLogic Ireland Successor shall possess and from time to time may exercise each and every right and power of CryptoLogic Ireland under this trust agreement in the name of CryptoLogic Ireland or otherwise and any act or proceeding by any provision of this trust agreement required to be done or performed by the Board of Directors of CryptoLogic Ireland or any officers of CryptoLogic Ireland may be done and performed with like force and effect by the directors or officers of such CryptoLogic Ireland Successor.
10.3 Wholly-Owned Subsidiaries
     Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of CryptoLogic Ireland with or into CryptoLogic Ireland or the windingup, liquidation or dissolution of any wholly-owned subsidiary of CryptoLogic Ireland provided that all of the assets of such subsidiary are transferred to CryptoLogic Ireland or another wholly-owned direct or indirect subsidiary of CryptoLogic Ireland. Any such transactions are expressly permitted by this Article 10.
ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS
11.1 Amendments, Modifications, etc.
     This trust agreement may not be amended or modified except by an agreement in writing executed by CryptoLogic Ireland, CEC and the Trustee and approved by the Beneficiaries in accordance with section 10.2 of the Exchangeable Share Provisions.
11.2 Ministerial Amendments
     Notwithstanding the provisions of section 11.1, the parties to this trust agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this trust agreement for the purposes of:
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(a)	adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of CryptoLogic Ireland and CEC shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b)	making such amendments or modifications not inconsistent with this trust agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of CryptoLogic Ireland and CEC and in the opinion of the Trustee, acting on the advice of legal counsel, it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on advice of legal counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c)	making such changes or corrections which, on the advice of counsel to CryptoLogic Ireland, CEC and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee and the Board of Directors of each of CryptoLogic Ireland and CEC, each acting on advice of legal counsel, shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.
11.3 Meeting to Consider Amendments
     CEC, at the request of CryptoLogic Ireland, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of CEC, the Exchangeable Share Provisions and all applicable laws.
11.4 Changes in Capital of CryptoLogic Ireland and CEC
     At all times after the occurrence of any event contemplated pursuant to section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either CryptoLogic Ireland Shares or the Exchangeable Shares or both are in any way changed, this trust agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect,mutatis mutandis, to all new securities into which the CryptoLogic Ireland Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications
11.5 Execution of Supplemental Trust Agreements
     No amendment to or modification or waiver of any of the provisions of this trust agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time CEC, CryptoLogic Ireland (provided each of CEC and CryptoLogic Ireland shall have been authorized by their respective boards) and the Trustee may, subject to the provisions of this trust agreement and they shall, when so directed by this agreement, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes,
(a)	evidencing the succession of CryptoLogic Ireland Successors and the covenants of and obligations assumed by each such CryptoLogic Ireland Successor in
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accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b)	making any additions to, deletions from or alterations of the provisions of this trust agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Right which, in the opinion of the Trustee on the advice of legal counsel, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to CryptoLogic Ireland, CEC, the Trustee or this trust agreement; and

(c)	for any other purposes not inconsistent with the provisions of this trust agreement, including without limitation, to make or evidence any amendment or modification to this trust agreement as contemplated hereby, provided that, in the opinion of the Trustee on the advice of legal counsel, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.
ARTICLE 12
TERMINATION
12.1 Term
The Trust created by this trust agreement shall continue until the earliest to occur of the following events:
(a)	no outstanding Exchangeable Shares are held by a Beneficiary;

(b)	each of CryptoLogic Ireland and CEC elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with section 10.2 of the Exchangeable Share Provisions; and

(c)	twenty-one (21) years after the date of this trust agreement.
12.2 Survival of Agreement
This trust agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however that the provisions of Articles 8 and 9 shall survive any such termination of this trust agreement.
ARTICLE 13
GENERAL
13.1 Severability
If any provision of this trust agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this trust agreement shall not in any way be affected or impaired thereby and this trust agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.
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13.2 Enurement
This trust agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.
13.3 Notices to Parties
All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):
(a) and if to CryptoLogic Ireland:
1 Le Marchant Street,
St. Peter Port, Guernsey,
Channel Islands GY1 4HP
Attention: Stephen Dickinson
Facsimile No: +01481 726029
(b) and if to CEC:
Robert H. Stikeman
c/o Stikeman, Graham, Keeley & Spiegel LLP
220 Bay Street, Suite 700
Toronto, Ontario M5J 2W4
Facsimile No +416-365-1813
(c) and if to the Trustee:
Equity Transfer & Trust Company
Suite 400, 200 University Avenue, Toronto, Ontario
M5H 4H1
Attention: Manager, Corporate Trust
Facsimile No. 416-361-0470
Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.
13.4 Notice to Beneficiaries
     Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of
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Exchangeable Shares in any manner permitted by the bylaws of CEC from time to time in force in respect of notices to shareholders (such manner to be confirmed in writing by CEC to the Trustee prior to any mailing) and shall be deemed to be received (if given or sent in such manner) at the time specified in such bylaws, the provisions of which bylaws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries,
13.5 Counterparts
     This trust agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.
13.6 Jurisdiction
     This trust agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein,
13.7 Attornment
     Each of the Trustee and CryptoLogic Ireland and CEC agrees that any action or proceeding arising out of or relating to this trust agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any final judgment of the said court, and not to seek, and hereby waives any review of the merits of any such judgment by the courts of any other jurisdiction and CryptoLogic Ireland hereby appoints CEC at its registered office in the Province of Ontario as attorney for service of process.
     IN WITNESS WHEREOF the parties hereto have caused this trust agreement to be duly executed as of the date first above written.

CRYPTOLOGIC EXCHANGE CORPORATION

By:

Name: Robert Stikeman Title: Director

CRYPTOLOGIC LIMITED

By:

Name: Tom Byrne Title: Director
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EQUITY TRANSFER & TRUST COMPANY

Per:

Name:

Per:

Name:
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Schedule 5
CryptoLogic Outstanding Shares and Options as at April 16, 2007

CryptoLogic:	13,900,231 Common Shares outstanding

CryptoLogic:	1,404,837 Options outstanding
On issue at date of Agreement

Weighted
	Weighted Average	Average
No. of Options	Exercise Price	Remaining Life	No. of Options
Outstanding	(Cdn)	(in years)	Available for Issue
1,404,837	$25.98	4.12	124,100
5-1

SCHEDULE “B”

INTERIM ORDER
Court File No. 07-CL-6953
ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	MONDAY, THE 23rd DAY
)
JUSTICE SPENCE	)	OF APRIL, 2007
IN THE MATTER OF Section 182 of the Ontario Business Corporations Act, being chapter B-16 of the Revised Statutes of Ontario, 1990, as amended
AND IN THE MATTER OF a proposed arrangement involving, inter alia CryptoLogic Inc.

CRYPTOLOGIC INC.

Applicant

INTERIM ORDER
     THIS MOTION made by the Applicant, CryptoLogic Inc. (“CryptoLogic”), pursuant to section 182 of the Ontario Business Corporations Act, R.S.O. 1990, c. B-16, as amended (the “OBCA”), for an interim order for advice and directions in connection with the within application (the “Application”), was heard this day at 330 University Avenue, Toronto, Ontario.
     ON READING the Notice of Motion and the Affidavit of Robert Stikeman sworn April 19, 2007 (the “Stikeman Affidavit”) and the affidavit of Sandra O’Donohoe sworn April 23, 2007, along with the exhibits thereto, and on hearing the submissions of counsel for CryptoLogic

Definitions
1.	THIS COURT ORDERS that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the Stikeman Affidavit.
The Meeting
2.	THIS COURT ORDERS that CryptoLogic shall be authorized to call, hold and conduct the Meeting, at which the Shareholders will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution, a copy of which is attached as Appendix B to the Information Circular to, among other things, authorize, adopt and approve the Arrangement and Plan of Arrangement.
3.	THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the notice of the Meeting forming part of the Information Circular (the “Notice”), the OBCA, the articles and by-laws of CryptoLogic and the terms of this Order and any further Order of this Honourable Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.
4.	THIS COURT ORDERS that at the Meeting, CryptoLogic may also transact such other business as is contemplated by the Information Circular or as otherwise may be properly brought before the Meeting.
Permitted Attendees / Record Date
5.	THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:
(a) registered shareholders and registered holders of options to purchase CryptoLogic Common Shares or their respective proxy holders;
(b) CryptoLogic directors, officers, auditors and advisors;

(c) representatives of CryptoLogic Ireland, CEC and Calico and any of their subsidiaries and affiliates;
(d) any other person with the permission of the Chair of the Meeting
6.	THIS COURT ORDERS that the Record Date for determining registered Shareholders entitled to receive the Notice of Application, this Order, the Notice, the Information Circular, the form of proxy, the Letter of Transmittal and Election Form and any other communications or documents determined by CryptoLogic to be necessary or desirable (collectively, the “Meeting Materials”) shall be the close of business on April 16, 2007 as fixed by the Board of Directors in accordance with section 95 of the OBCA.
Amendments to the Plan of Arrangement
7.	THIS COURT ORDERS that CryptoLogic is authorized, in the manner contemplated by the Arrangement Agreement, to make such amendments, revisions and/or supplements to the Arrangement and to the Plan of Arrangement as it may determine and the Arrangement and the Plan of Arrangement, as so amended, revised and/or supplemented, shall be the Arrangement and the Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution.
Adjournments and Postponement
8.	THIS COURT ORDERS that CryptoLogic, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or by notice sent to the Shareholders by one of the methods specified in paragraph 12 of this Interim Order, as determined to be the most appropriate method of communication by the Board.

9.	THIS COURT ORDERS that CryptoLogic shall give notice of the Meeting, substantially in the form of the Notice, subject to CryptoLogic’s ability, subject to the terms of the Arrangement Agreement, to change dates and other relevant information in the final form of Notice.
Solicitation of Proxies
10.	THIS COURT ORDERS that CryptoLogic is authorized to use proxies at the Meeting, substantially in the form accompanying the Information Circular, subject to CryptoLogic’s ability to insert dates and other relevant information in the final form of proxy. CryptoLogic is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. CryptoLogic may waive, in its discretion, the time limits for the deposit of proxies by the Shareholders if CryptoLogic deems it advisable to do so.
11.	THIS COURT ORDERS that the procedures for the Shareholders to revoke proxies and to use proxies at the Meeting shall be as set out in the Information Circular, including that proxies must be received by CryptoLogic no later than 4:00 p.m. (Toronto time) on the second last Business Day before the Meeting or any adjournment thereof.
Method of Distribution of Meeting Materials
12.	THIS COURT ORDERS that CryptoLogic is authorized to distribute the Meeting Materials as follows:
(a)	to registered Shareholders, to the directors of CryptoLogic and to the auditors of CryptoLogic respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than twenty-one (21) days prior to the date established for the Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of CryptoLogic as of the Record Date, or such later date as CryptoLogic may determine in accordance with the OBCA;

(b)	to non-registered Shareholders by CryptoLogic complying with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators; and

(c)	to the TSE, by delivery in person or by recognized courier service at least twenty-one (21) days prior to the Meeting.
Updating Meeting Materials
13.	THIS COURT ORDERS that CryptoLogic is authorized to make such amendments, updates, revisions or supplements (“Additional Information”) to the Meeting Materials which are not inconsistent with the terms of this Interim Order as CryptoLogic may determine in accordance with the terms of the Arrangement Agreement, and that the notice of such Additional Information may be communicated to the Shareholders by press release, newspaper advertisement or by notice by any of the methods of distribution set forth in paragraph 12 above.
Deemed Receipt of Notice
14.	THIS COURT ORDERS that the Meeting Materials shall be deemed to have been received,
(a)	in the case of mailing, three (3) days after delivery thereof to the post office;

(b)	in the case of delivery by person, upon receipt thereof at the intended recipient’s address, or in the case of delivery by courier, one (1) Business Day after receipt by the courier;

(c)	in the case of advertisement, at the time of publication of the advertisement; and

(d)	in the case of electronic filing, upon the transmission thereof.
15.	THIS COURT ORDERS that distribution of the Meeting Materials pursuant to paragraph 12 of this Interim Order shall constitute good and sufficient service and notice thereof upon all such persons of the Meeting and the within Application. Further, no other form of service of the Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to the persons described in paragraph 12 of this Interim Order or to any other persons.
16.	THIS COURT ORDERS that a failure or omission to distribute the Meeting Materials in accordance with paragraph 12 of this Interim Order as a result of mistake or of events beyond the control of CryptoLogic, shall not constitute a breach of this Interim Order, or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of CryptoLogic, then CryptoLogic shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
Voting / Quorum
17.	THIS COURT ORDERS that in accordance with the by-laws of CryptoLogic, 2 persons holding CryptoLogic Common Shares at the Meeting and representing not less than 25% of the number of Common Shares outstanding, shall constitute a quorum for the Meeting and any adjournments or postponements thereof, and that two persons, represented in person or by proxy, holding CryptoLogic Options entitled to vote at the Meeting, shall constitute a quorum of the holders of CryptoLogic Options for the Meeting and any adjournments or postponements thereof.

18.	THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution shall be the Shareholders as at the close of business on the Record Date.
19.	THIS COURT ORDERS that the Arrangement Resolution must be passed at the Meeting by the affirmative vote of not less than two-thirds of the votes cast in respect of the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote. For this purpose, each Shareholder is entitled to one vote for each Common Share held and illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution. Such votes shall be sufficient to authorize and direct CryptoLogic to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.
20.	THIS COURT ORDERS that in respect of matters to be brought before the Meeting pertaining to items of business affecting CryptoLogic (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each CryptoLogic Common Share held and illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.
Dissent Rights
21.	THIS COURT ORDERS that registered holders of Common Shares shall be entitled to exercise rights of dissent with respect to the Arrangement Resolution, in accordance with and in compliance with section 190 of the OBCA, as varied by the terms of the Plan of Arrangement and this Interim Order, provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection

185(6) of the OBCA must be received by CryptoLogic not later than 5:00 p.m. (Toronto time) on May 23, 2007 or, in the case of any adjournment or postponement of the Meeting, not later than 5:00 p.m. (Toronto time) on the Business Day preceding the date that any adjourned or postponed Meeting is reconvened or held. Registered Shareholders who duly exercise such rights of dissent and who:
(a)	are ultimately determined to be entitled to be paid fair value for their CryptoLogic Common Shares will be deemed to have transferred their CryptoLogic Common Shares to CryptoLogic in consideration of such fair value; or

(b)	are ultimately determined not entitled, for any reason, to be paid fair value for their CryptoLogic Common Shares, will be deemed to have participated in the Arrangement and will receive CryptoLogic Ireland Shares, but that in no case shall CryptoLogic, CryptoLogic Ireland, CEC, Calico or any other person or entity, be required to recognize such Dissenting Shareholders as holders of CryptoLogic Common Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of the holders of CryptoLogic Common Shares at the Effective Time.
Hearing of Application for Approval of the Arrangement
22.	THIS COURT ORDERS that, upon the passing of the Arrangement Resolution pursuant to the provisions of paragraph 19 hereof, CryptoLogic shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the within Notice of Application.
23.	THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be CryptoLogic, CryptoLogic Ireland, CEC, Calico and any person who has filed a Notice of Appearance and supporting materials herein in accordance with the provisions hereof, the Notice of Application and the Rules of Civil Procedure.

24.	THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for CryptoLogic at the following address: Gardiner Roberts LLP, 40 King Street West, Suite 3100, Toronto, Ontario, M5H 3Y2, Attention: Bryan Skolnik, with a copy to the following address: Stikeman, Graham, Keeley & Spiegel LLP Suite 700, 220 Bay St. Toronto ON M5J 2W4 Attention: Robert Spiegel.

25.	THIS COURT ORDERS that any party who wishes to oppose the within application for final approval of the Arrangement shall serve upon CryptoLogic’s solicitors a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the Application at least four (4) days before the date set out for the Application for approval of the Arrangement or such shorter time as this Honourable Court, by order, may allow.
26.	THIS COURT ORDERS that any materials filed by CryptoLogic in support of the within Application for final approval of the Arrangement may be filed up to one (1) day prior to the hearing of the Application without further order of this Honourable Court.

27.	THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, between this Interim Order and the terms of any instrument creating, governing or collateral to the CryptoLogic Common Shares and CryptoLogic Options, or the articles and by-laws of CryptoLogic, this Interim Order shall govern.
28.	THIS COURT ORDERS that the within Application for final approval shall be heard on May 29, 2007 (the “Final Hearing Date”).
29.	THIS COURT ORDERS that in the event the Application for final approval does not proceed on the Final Hearing Date and is adjourned, only those parties having previously filed a Notice of Appearance shall be entitled to be given notice of the adjourned date.

30.	THIS COURT ORDERS that CryptoLogic shall be entitled to seek leave to vary this order upon such terms and upon the giving of such notice as this Honourable Court may direct.

/s/ G. JOHNSON

G. JOHNSON
DEPUTY REGISTRAR, SUPERIOR COURT OF JUSTICE
GREFFIER ADJOINT, COUR SUPERIEURE DE JUSTICE

CRYPTOLOGIC INC.
Court File No: 07-CL-6953
ONTARIO
SUPERIOR COURT OF JUSTICE
IN THE MATTER OF Section 182 of the Ontario Business Corporations Act, being chapter B-16 of the Revised Statutes of Ontario, 1990, as amended
AND IN THE MATTER OF a proposed arrangement involving inter alia, CryptoLogic Inc.
INTERIM ORDER
GARDINER ROBERTS LLP
Lawyers
3100 — 40 King Street West
Toronto, Ontario
M5H 3Y2
Bryan B. Skolnik (LSUC No. 38469U)
Tel:416-865-6667
Fax: 416-865-6636
Solicitors for the Applicant

SCHEDULE “C”
NOTICE OF APPLICATION
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
Court File No.:07-CL-6953

IN THE MATTER OF Section 182 of the Ontario Business Corporations Act being chapter B-16 of the Revised Statutes of Ontario, 1990, as amended
AND IN THE MATTER OF a proposed arrangement involving, inter alia CryptoLogic Inc.

CRYPTOLOGIC INC.
Applicant
NOTICE OF APPLICATION
          A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following pages.
          THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Tuesday, the 29th day of May 2007 at 10:00 a.m. at 330 University Avenue, Toronto, Ontario, or as soon after that time as the Application may be heard.
          IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any steps in the application to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer, or where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.
          IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT ORTO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

          IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.
          If you wish to oppose this application but are unable to pay legal fees, legal aid may be available to you by contacting a local Legal Aid office.
Date April 19-07
Issued by [ILLEGIBLE]
Local registrar
330 University Avenue 7th Floor
Toronto, Ontario M5G 1R7

TO:	ALL HOLDERS OF COMMON SHARES OF CRYPTOLOGIC INC.

AND TO:	OTHER PERSONS AND ENTITIES HAVING AN INTEREST IN THE AFFAIRS OF CRYPTOLOGIC INC. AS THE COURT MAY DIRECT

APPLICATION
1.	THE APPLICANT MAKES APPLICATION FOR:
(a)	An interim order for advice and directions of this Honourable Court pursuant to subsection 182 (5) of the Ontario Business Corporations Act, R.S.0.1990, Chapter B-16, as amended (the “OBCA”) with respect to notice, the conduct of a meeting (the “Meeting”) of the share holders of CryptoLogic Inc. (“CryptoLogic”) and such other matters pertaining to a proposed arrangement (the “Plan of Arrangement”) involving, inter alia, CryptoLogic and CryptoLogic Limited, a company with limited liability under the laws of Guernsey (“CryptoLogic Ireland”) and head office located in Dublin, Ireland;

(b)	A final order of this Honourable Court pursuant to Section 182 of the OBCA approving the Plan of Arrangement if it is adopted and approved by the holders of the outstanding common shares of CryptoLogic and options to purchase common shares of CryptoLogic (collectively the “CryptoLogic Shareholders”) at the Meeting;

(c)	Leave to serve and file this application on short notice, if necessary; and

(d)	Such further and other relief as to this Honourable Court may deem just.
2.	THE GROUNDS OF THE APPLICATION ARE:
(a)	CryptoLogic is a corporation existing under the OBCA;

(b)	All statutory requirements under the OBCA have been fulfilled or will be fulfilled by the date of the return of this Application;

(c)	The Arrangement is fair and reasonable, in the best interests of the share holders of CryptoLogic and is put forward in good faith;

(d)	The Arrangement is procedurally and substantively fair and reasonable overall;

(e)	The directions set out and shareholder approval required pursuant to any mterim order this Honourable Court may grant (the “Interim Order”) have been followed and obtained, or will be followed and obtained, by the date of the return of this Application;

(f)	If made, the final order approving the Arrangement and the Plan of Arrangement will constitute the basis for an exemption from the registration requirements of section 3(a)(10) of the United States Securities Act 1933, as amended, with respect to the shares of CryptoLogic Ireland to be issued in the United States pursuant to the Arrangement;

(g)	Pursuant to the Interim Order, notice of this application will be served on the CryptoLogic Shareholders at their respective registered addresses as they appear on the books of CryptoLogic at the close of business on April 16, 2007, including those CryptoLogic Shareholders whose registered addresses are outside the Province of Ontario. Service of these proceedings on persons outside Ontario will be effected pursuant to Rules 17.02 (n) and (o) of the Rules of Civil Procedure and the Interim Order. With respect to all other persons and entities having an interest in the affairs of CryptoLogic, notice of this application will be given in accordance with the provisions of the Interim Order;

(h)	Rules 14.05(2), 14.05(3) and 38 of the Rules of Civil Procedure;

(i)	Section 182 of the OBCA; and

(j)	Such further and other grounds as counsel may advise and this Honourable Court may permit.

3.	THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:
(a)	The Affidavit of Robert Stikeman, sworn on behalf of CryptoLogic and the exhibits thereto;

(b)	Such further affidavits of deponents on behalf of CryptoLogic reporting as to compliance with the Interim Order of this Honourable Court and as to the result of any meetings conducted pursuant to the Interim Order of this Honourable Court; and

(c)	Such further and other documentary evidence as may be necessary for the hearing of the application and as may be permitted by the Court.

April 19, 2007	GARDINER ROBERTS LLP
Lawyers
40 King Street West, Suite 3100
Toronto, Ontario
M5H 3Y2

Bryan B. Skolnik
Law Society No. 38469U
Telephone: (416) 865-6667
Facsimile (416) 865-6636

Solicitors for the Applicant

CRYPTOLOGIC INC.
Court File No: 07-CL-6953
ONTARIO
SUPERIOR COURT OF JUSTICE
IN THE MATTER OF Section 182 of the Ontario Business Corporations Act, being chapter B-16 of the Revised Statutes of Ontario, 1990, as amended
AND IN THE MATTER OF a proposed arrangement involving inter alia, CryptoLogic Inc.
NOTICE OF APPLICATION
GARDINER ROBERTS LLP
Lawyers
3100 — 40 King Street West
Toronto, Ontario
M5H 3Y2
Bryan B. Skolnik (LSUC No. 38469U)
Tel:416-865-6667
Fax: 416-865-6636
Solicitors for the Applicant

SCHEDULE “D”
DISSENT PROVISIONS
SECTION 185 OF THE ONTARIO BUSINESS
CORPORATIONS ACT
185. (1) Rights of Dissenting Shareholders. Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,
          (a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;
          (b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;
          (c) amalgamate with another corporation under sections 175 and 176;
          (d) be continued under the laws of another jurisdiction under section 181; or
          (e) sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).
Idem
     (2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,
          (a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or
          (b) subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).
Exception
     (3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,
          (a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or
          (b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).
Shareholder’s right to be paid fair value
     (4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).
No partial dissent

     (5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).
Objection
     (6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).
Idem
     (7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).
Notice of adoption of resolution
     (8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).
Idem
     (9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).
Demand for payment of fair value
     (10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,
(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).
Certificates to be sent in
     (11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11).
Idem
     (12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).
Endorsement on certificate
     (13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder
     (14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,
     (a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);
     (b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or
     (c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c. B.16, s. 185 (14).
Offer to pay
     (15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,
     (a) a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or
     (b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).
Idem
     (16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).
     Idem
     (17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).
Application to court to fix fair value
     (18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).
Idem

     (19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).
Idem
     (20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).
Costs
     (21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).
Notice to shareholders
     (22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,
(a) has sent to the corporation the notice referred to in subsection (10); and
(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,
     of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).
Parties joined
     (23) All dissenting shareholders who satisfy the conditions set out in clauses (22) ___(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).
Idem
     (24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).
Appraisers
     (25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).
Final order
     (26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest
     (27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).
Where corporation unable to pay
     (28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).
Idem
     (29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,
     (a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or
     (b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).
Idem
     (30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,
     (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or
     (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).
     Court order
     (31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).
Commission may appear
     (32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

SCHEDULE “E”
CRYPTOLOGIC IRELAND (POST-ARRANGEMENT)
BOARD OF DIRECTORS MANDATE
The following is the text of the Board of Director’s written mandate to manage, or supervise the management of, the business and affairs of CryptoLogic Ireland following completion of the Arrangement. To discharge this obligation, the Directors assume responsibility in the following areas:
Corporate Disclosure
•	Monitoring continuous and timely disclosure, financial reporting and all related communications.
•	Receiving and reviewing the reports of the Audit Committee on financial disclosure.
•	Establishing a communications policy for CryptoLogic Ireland, namely, to establish controls and procedures for vetting the quality and accuracy of financial results.
Material Transactions
•	Review and approve material transactions not in the ordinary course of business and establish thresholds requiring prior board approval.
Risk Assessment
•	Identify the principal risks of CryptoLogic Ireland’s businesses and ensure that appropriate systems are in place to manage these risks.
Integrity
•	Ensure the integrity of CryptoLogic Ireland’s internal control and management information systems.
•	Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and CryptoLogic Ireland’s own governing documents.
Strategic Planning Process
•	Provide input to Management on emerging trends and issues.
•	Review and approve Management’s strategic plans.
•	Review and approve CryptoLogic Ireland’s financial objectives, plans and actions, including significant capital allocations and expenditures.
•	Take into account the opportunities and risks of the business.
Monitoring Corporate Progress
•	Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Senior Level Staffing
•	Select, monitor and evaluate the performance of the CEO and other senior executives, and plan for Management succession.
Monitoring Directors’ Effectiveness
•	Assess its own effectiveness in fulfilling the above and the Board of Director’s responsibilities, including monitoring the effectiveness of individual directors, based on a review and recommendations of the Compliance and Governance Committee.

Please direct all inquiries to:
Questions and Further Assistance
If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact CryptoLogic Inc.’s proxy solicitation agent at:
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number: 1-866-676-3008